UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LAN

Santiago, March 20, 2007

Superintendence of Securities and Insurance

Present

Ref.:	Enclosed Annual Report Lan Airlines S.A. Securities Registry No. N°306.

Dear Sirs:

By means of this letter and in accordance with that established by General Character Norm No. 30 of this Superintendence, attached hereto are three copies of the Annual Report of Lan Airlines, S.A. signed by the Company’s directors.

Sincerely,

     /s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Chief Financial Officer

LAN AIRLINES S.A.

cc:	Santiago Stock Exchange, Stock Exchange Chile Electronic Stock Exchange, Stock Exchange Valparaíso Stock Exchange, Stock Exchange Risk Classification Commission

LAN Airlines Memoria Anual / Annual Report 2006

LAN

Identificación de la Sociedad
Company Information

LAN AIRLINES S.A.
RUT 89.862.200-2

EDIFICIO CORPORATIVO / CORPORATE HEADQUARTERS

Avenida Américo Vespucio Sur 901
Renca, Santiago, Chile
Tel: (56) (2) 565 2525
Fax: (56) (2) 565 8764
Casilla / P.O. Box: 147-D, Santiago, Chile
Sita Code: SCLVZLA

BASE MANTENIMIENTO/ MAINTENANCE BASE

Aeropuerto Arturo Merino Benitez
Santiago, Chile
Tel: (56) (2) 677 4500
Fax: (56) (2) 677 4505
Sita Code: SCLKKLA

CODIGO DE BOL SA / TRADING SYMBOL

LAN- Bolsa de Comercio de Santiago / Santiago Stock Exchange
LFL- New York Stock Exchange / New York Stock Exchange

ANTECEDENTES FINANCIEROS / FINANCIAL INFORMATION

Investor Relations
LAN Airlines S.A.
Avenida Presidente Riesco 5711 piso 20
Las Condes, Santiago, Chile
Tel: (56) (2) 565 3944/ 565 8775
Email: gisela.escobar@lan.com

CONSULTAS DE ACCIONISTAS / INVESTOR ASSISTANCE

Depósito Central de Valores
Huérfanos 770, Piso 1
Santiago, Chile
Email: dcvregistros@dcv.cl
Tel: (56) (2) 393 9230
Fax: (56) (2) 393 9101

BANCO DEPOSITARIO / DEPOSITARY BANK

The Bank of New York
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: (Toll free) 1-800-524-4458
Tel: (International) 1-212-815-3700 (Non-U.S. Residents)
Email: shareowner-svcs@bankofny.com

BANCO CUSTODIO / CUSTODIAN BANK

Banco Santander
Jefe Departamento de Custodia
Tel: (56) (2) 647 4004
Fax: (56) (2) 695 2897

AUDITORES INDEPENDIENTES / INDEPENDENT AUDITORS

PricewaterhouseCoopers
Avenida Andrés Bello 2711, Piso 5
Santiago, Chile
Tel: (56) (2) 940 0000

SITIO EN INTERNET / WEBSITE

Información completa sobre LAN Airlines: www.lan.com
For information about LAN Airlines log on to www.lan.com

Indice / Contents

MEMORIA ANUAL / ANNUAL REPORT 2006

DESTACADOS / HIGHLIGHTS	4

CARTA DEL PRESIDENTE DEL DIRECTORIO / LETTER FROM THE CHAIRMAN OF THE BOARD	6

CARTA DEL VICEPRESIDENTE EJECUTIVO / LETTER FROM THE CEO	12

GOBIERNO CORPORATIVO / CORPORATE GOVERNANCE	18

LA EMPRESA / THE COMPANY	24

Historia de la Sociedad / History of the Company	25
Negocio de Pasajeros / Passenger Business	28
Negocio de Carga / Cargo Business	4 0
Flota, Mantenimiento y Operaciones / Fleet, Maintenance and Operations	48
Resultados Financieros / Financial Results	53

PERSONAS / HUMAN RESOURCES	64

NUESTRO COMPROMI SO SOCIAL / OUR SOCIAL COMMITMENT	70

INFORMACIÓN FINANCIERA CONSOLIDADA / CONSOLIDATED FINANCIAL INFORMATION	80

DECLARACIÓN JURADA / RESPONSIBILITY STATEMENT	91

CONTENIDO CD / CD CONTENTS

ESTADOS FINANCIEROS / FINANCIAL STATEMENTS

Estados Financieros Consolidados / Consolidated Financial Statements

Estados Financieros Individuales

Información de Filiales y Coligadas / Subsidiaries Information

GOBIERNO CORPORATIVO / CORPORATE GOVERNANCE

INFORMACION ADICIONAL / ADDITIONAL INFORMATION

Política Financiera / Financial Policy
Proveedores, Seguros y Otros / Suppliers, Insurance and Others
Factores de Riesgo / Risk Factors
Información de Dividendos / Dividend Information
Hechos Esenciales / Relevant Events
Transacciones de Acciones por Personas Relacionadas / Related Party
Transactions

Nota: El CD adjunto es parte integral de esta Memoria Anual. Copias impresas de la Memoria estarán disponibles a solicitud.

Note: The accompanying CD forms an integral part of this Annual Report. Printed copies of the complete text are available upon request.

LAN (o “la Compañía”) hace referencia a la entidad consolidada que incluye aerolíneas de pasajeros/carga en Chile, Perú, Ecuador y Argentina, y líneas aéreas de carga en Chile, Brasil y México.

LAN (or “the Company”) makes reference to the consolidated entity which includes passenger/cargo airlines in Chile, Peru, Ecuador and Argentina and cargo airlines in Chile, Brazil and Mexico.

Destacados
Highlights

RESUM EN FINANCIERO /FINANCIA L SUMMARY

US$ Millones / US $ Millions

Al 31 de diciembre / As of December 31	2001	2002	2003	2004	2005	2006
Ingresos pasajeros / Passenger revenues	803.0	803.7	918.4	1169.0	1460.6	1813.4
Ingresos carga / Cargo revenues	539.5	520.8	602.0	799.7	910.5	1072.7
Otros ingresos / Other revenues	85.8	127.9	118.4	124.2	135.3	147.9
Ingresos total / Total revenues	1,428.3	1,452.4	1,638.8	2,092.9	2,506.4	3,034.0
EBITDAR / EBITDAR1	248.6	289.7	323.5	382.0	370.3	583.1
EBITDA / EBITDA 2	102.2	129.9	184.3	249.5	222.1	425.4
Resultado operacional / Operating income	50.3	62.1	111.7	172.1	141.6	302.6
Utilidad neta del ejercicio / Net income	10.8	30.8	83.6	163.6	146.6	241.3
Utilidad neta por acción / Net income per common share (US$)	0.03	0.10	0.26	0.51	0.46	0.76
Total activos circulantes / Total current assets	335	415.8	499.2	652.4	579.2	706.3
Total activos fijos / Total fixed assets	985.8	1026.4	1009.5	979	1,252.3	1,876.0
Total otros activos / Total other assets	114.7	143.2	132.3	197.9	314.3	346.5
Total activos / Total assets	1,435.5	1,585.4	1,641.0	1,829.3	2,145.8	2,928.8
Total pasivos circulantes / Total current liabilities	422.6	459.2	581.9	582.0	684.4	876.3
Total pasivos a largo plazo / Total long-term liabilities	722.2	813.5	765.4	809	955.3	1421.9
Interés minoritario / Minority interest	2.2	3.9	4.1	3.7	3.4	4.3
Total patrimonio / Total shareholder’s equity	288.5	308.9	352.6	434.6	502.7	626.3
Total pasivos y patrimonio / Total liabilities and shareholder´s equity	1,435.5	1,585.4	1,641.0	1,829.3	2,145.8	2,928.8

ESTA DISTICA S O PERACIO N A LES /O PERATING STATISTICS

Al 31 de diciembre / As of December 31	2001	2002	2003	2004	2005	2006

SISTEM A /SYSTEM

ATKs (millones / million) 3	4,237.1	4,281.8	4,539.2	5,256.2	5,810.8	6,349.8
RTKs (millones / million) 4	2,877.3	2,836.4	3,052.2	3,620.7	3,967.9	4,333.8
Factor de ocupación sistema / System load factor 5	67.9%	66.2%	67.2%	68.9%	68.3%	68.3%
Factor de ocupación de equilibrio / Break-even load factor	66.9%	65.0%	63.8%	63.8%	65.0%	62.3%
Yield (basado en RTKs -US¢ ) / Yield (based on RTKs -US¢)	46.66	46.70	49.81	54.37	59.76	66.59
Ingresos operacionales / ATK (US¢) / Operating revenue per ATK (US¢) 6	31.68	30.93	33.50	37.45	40.80	45.45
Costos operacionales / ATK (US¢) / Operating cost per ATK (US¢) 7	31.32	30.35	31.76	34.67	38.83	41.52
Precio promedio combustible (US$/galón) / Average fuel price (US$/gallon)	0.91	0.84	0.99	1.35	1.90	2.09
Número de aviones / Number of aircraft	60	56	55	63	72	80

PASAJEROS /PASSENGER

Pasajeros transportados (miles) / Passengers boarded (thousands)	5,236.4	5,316.5	5,509.1	6.578.9	7,966.9	8,881.3
ASKs (millones / million) 8	16,901.7	17,066.8	18,323.9	21,147.4	23,687.3	26,400.0
RPKs (millones / million) 9	11,279.8	11,139.5	12,671.0	15,125.3	17,490.8	19,495.5
Factor de ocupación (basado en ASKs) / Passenger load factor (based on ASKs)	66.7%	65.3%	69.1%	71.5%	73.8%	73.8%
Yield (basado en RPKs -US¢) / Yield (based on RPKs -US¢)	7.12	7.22	7.25	7.73	8.35	9.30
Ingreso por ASK (US¢) - Revenue per ASK (US¢)	4.75	4.71	5.01	5.53	6.17	6.87

CARGA /CARGO

Toneladas transportadas (miles) / Tons carried (thousands)	391.5	421.0	424.2	506.3	529.0	564.1
ATKs (millones / million)	2,676.4	2,731.0	2,848.7	3,288.4	3,599.7	3,861.3
RTKs (millones / million)	1,853.2	1,833.8	1,911.9	2,259.4	2,392.3	2,579.2
Factor de ocupación (basado en ATKs) / Cargo load factor (based on ATKs)	69.2%	67.1%	67.1%	68.7%	66.5%	66.8%
Yield (basado en RTKs -US¢) / Yield (based on RTKs -US¢)	29.11	28.40	31.49	35.39	38.06	41.59
Ingreso por ATK (US¢) - Revenue per ATK (US¢)	20.16	19.07	21.13	24.32	25.29	27.78

1	Utilidad antes de intereses, impuestos, depreciación, amortizacion y arriendo de aviones. Earnings before interest, taxes, depreciation, amortization and aircraft rentals.

2	Utilidad antes de intereses, impuestos, depreciación y amortizacion. Earnings before interest, taxes, depreciation,and amortization.

3	Toneladas disponibles multiplicadas por número de kilometros volados. Available ton kilometer.

4	Toneladas transportadas multiplicadas por número de kilometros volados. Revenue ton kilometer.

5	Factor de ocupación. Load Factor = RTK / ATK.

6	(Ingresos de Pasajeros y Carga) / ATK. (Passenger and Cargo Revenues) / ATK.

7	(Costos Operacionales + Costos Financieros Netos - Otros Ingresos) /ATK. (Operating Expenses + Net Interest Expenses - Other Revenues) /ATK.

8	Asientos disponibles multiplicados por kilometros volados. Available seat kilometer.

9	Pasajeros transportados multplicados por kilometros volados. Revenue passenger kilometer.

El año 2006 fue para LAN un año de resultados históricos, el mejor de sus 77 años de existencia. Nuestra compañía reportó una utilidad neta de US$241 millones.

The year 2006 was one of historic results for LAN, the best in its 77 years of existence. The company reported net profits of US$241 million.

Estimados Accionistas:

El año 2006 fue para LAN un año de resultados históricos, el mejor de sus 77 años de existencia. Nuestra compañía reportó una utilidad neta de US$241 millones, desempeño exitoso que valida nuestra estrategia de negocios y nos permite seguir avanzando con optimismo de cara al futuro. Nuestro sólido crecimiento ha sido reconocido este año por los mercados financieros con un aumento de 54% en el precio de la acción, elevando el valor bursátil de la compañía a un máximo histórico, superior a los US$ 3.500 millones.

El concepto de flexibilidad que inspira nuestra gestión ha sido clave en los logros obtenidos durante el año, especialmente considerando el escenario de altos precios del combustible y la creciente competencia que caracteriza al mercado aéreo regional. Esta flexibilidad nos permite optimizar la utilización de la flota de aviones y adecuar itinerarios en función de la demanda, maximizando de esta forma el uso de nuestros activos. Un modelo de negocios basado en complementar las operaciones de carga y pasajeros nos posibilita operar con más eficiencia y adaptarnos con agilidad a escenarios económicos no siempre favorables. Gracias a esta estrategia, LAN se consolidó el 2006 como una empresa aérea líder en América del Sur, exhibiendo niveles de eficiencia de los más altos de la industria y siendo reconocida internacionalmente como una de las 20 empresas más rentables por la prestigiosa revista Airline Business.

Dear Shareholders:

The year 2006 was one of historic results for LAN, the best in its 77 years of existence. The company reported net profits of US$241 million, an outstanding performance that validates our business strategy and positions us to continue advancing into the future with every reason for optimism. Our solid growth has been recognized this year by the financial markets where LAN’s share price has increased by 54%, raising the firm’s market capitalization to a record high of more than US$ 3.5 billion.

Management at LAN is inspired by the concept of flexibility, and in 2006 it was the key to our success in a scenario marked by high fuel prices and growing competition in regional aviation markets. Our adaptability allows us to optimize the utilization of our fleet and design our routes in accordance with demand, thereby maximizing the use of our assets. With a business model designed so that cargo and passenger operations complement each other, we are able to operate ever more efficiently while adjusting quickly and smoothly to new economic situations that are not always favorable. Thanks to this strategy LAN consolidated its status in 2006 as a corporate leader in South America, achieving levels of efficiency that are among the highest in the industry and winning international recognition from the prestigious magazine Airline Business as one of the 20 most profitable companies.

En línea con potenciar las ventajas competitivas de LAN en el año 2006 continuamos invirtiendo en servicio y flota, dos pilares de nuestro negocio. Es así como en este período se dio inicio a un histórico plan de renovación y crecimiento de flota que involucra la llegada de 45 aviones nuevos entre los años 2006 y 2008, y una inversión superior a los US$ 2.000 millones. Nuestro objetivo es contar con aviones modernos y eficientes, lo que redundará en menores costos y un producto de excelencia. De igual forma, continuamos avanzando en el mejoramiento de nuestra propuesta de valor para los distintos tipos de clientes, apuntando a brindarles lo que ellos necesitan en los diferentes vuelos y ganarnos así su preferencia.

Además de mejorar permanentemente nuestros estándares de servicio, seguridad y eficiencia en todos los procesos, un aspecto prioritario para LAN es el constante fortalecimiento de su red de destinos y, en este sentido, el 2006 no fue la excepción. En este período continuamos aumentando nuestra presencia internacional a través de la alianza LAN, con el objetivo de ofrecer a los clientes pasajeros y de carga una variedad de destinos cada vez más extensa y completa. En esto es clave la red de alianzas que hemos construido a través de los años con importantes aerolíneas a nivel mundial, dentro de las que destaca nuestra participación en la alianza oneworld, integrada por las mejores aerolíneas del mundo y que nos permite ofrecer a nuestros clientes un servicio de conexiones global.

With the objective of strengthening its competitive advantages, LAN again invested during 2006 in service and fleet, two central pillars of our business. Thus, this year saw the launch of a historic renewal and expansion plan that will add 45 new aircraft to our fleet between 2006 and 2008, an investment of more than US$ 2 billion. Our objective is to build a stable of modern, efficient airplanes that will mean lower costs and an excellent product. We also continued progress on improvements to the value proposal we offer our various types of customers so as to better meet their needs on our different routes and ensure we retain their loyalty.

As well as constantly enhancing LAN’s standards of service, safety and efficiency on all company processes, one of our ongoing priorities is the broadening of our network of routes. This year was no exception to this commitment as we continued to boost our international presence through the LAN alliance with the aim of providing our passenger and cargo customers an ever-wider and more complete range of destinations. Also essential to this effort is the network of alliances we have built over the years with major international airlines. Outstanding among these is the oneworld alliance, created by a group of the world’s top carriers, through which we can assure our customers truly global connectivity.

Iniciamos un plan de renovación y crecimiento de nuestra flota que involucra la llegada de 45 aviones nuevos entre los años 2006 y 2008.

Last year saw the launch of a historic renewal and expansion plan that will add 45 new aircraft to our fleet between 2006 and 2008.

Adicionalmente, LAN ha estado trabajando para cambiar su forma de volar en los viajes nacionales de Chile, Perú y Argentina con el objetivo que cada vez más personas accedan al avión como medio de transporte y así se mejore la conectividad en cada país. Esto significa volar con nuevos aviones, más vuelos sin escalas, operando de día y de noche y con procesos más simples en los aeropuertos para facilitar los trámites del viaje. En definitiva, queremos lograr que el transporte aéreo sea mucho más accesible y simple y se transforme realmente en la alternativa más utilizada para viajar en cada país. Nuestros vuelos promocionales de prueba bajo este concepto tuvieron una excelente acogida entre los clientes, por lo que esta nueva forma de volar, que ya se ha implementado en la mayoría de los vuelos nacionales de LAN Perú, se extenderá a Chile y también a Argentina. Se trata de una verdadera transformación, un compromiso de largo plazo con nuestros pasajeros.

LAN has also been working hard to change the way it fl ies domestic routes in Chile, Peru and Argentina in order to encourage increasing numbers of travelers to go by air, bolstering connectivity within each country. This requires newer planes, more non-stop service, both day and night flights, and simpler airport processes that facilitate the customer’s travel experience. Our goal is to make flying much simpler and more accessible so that it becomes the most common travel alternative in all thereof these markets. The promotional test flights under this initiative were very well received by customers and the new approach, which has already been implemented on most LAN Peru services, will be extended to Chile and Argentina. This will bring about a genuine transformation in our operations, reflecting a long-term commitment to our passengers.

As with all service firms, LAN depends heavily on its team of people to achieve success. I can therefore say with great pride that our company has the personnel and the talent necessary to continue growing. That is why we intend to continue strengthening our people, ensuring their professional development and promoting a change-oriented culture that will allow us to continue responding swiftly, flexibly and efficiently to any challenge the future might bring. We are fully convinced that these are the decisive factors in guaranteeing the success of our management policies, as the record results attained by LAN in 2006 eloquently demonstrate.

Las empresas de servicio dependen principalmente de su equipo humano, de su gente, para alcanzar el éxito. Con gran orgullo puedo decir que en LAN contamos con las personas y el talento para seguir creciendo, y es por ello que continuaremos trabajando en el fortalecimiento de nuestra gente, fomentando su permanente capacitación y promoviendo una cultura enfocada al cambio, que nos permita seguir respondiendo con agilidad, flexibilidad y eficiencia a los nuevos desafíos que se nos vayan presentando a futuro. Estamos convencidos de que éste es un factor decisivo para el éxito de la gestión comercial y de ello dan cuenta los históricos resultados logrados por la compañía en el año 2006.

Gracias al profesionalismo y capacidad técnica de nuestros ejecutivos, empleados y trabajadores hemos construido una compañía sólida, competitiva y altamente efi ciente. Por ello, no quisiera terminar sin antes reconocer y agradecer a cada uno de nuestros colaboradores por la gran tarea realizada durante el año 2006, y también a nuestros accionistas por la confi anza que han depositado en nosotros.

Finally, it is thanks to the professionalism, skill and dedication of our employees at all levels of the organization that we have been able to build a solid, competitive and extremely efficient company. I would therefore be remiss in not concluding with a personal expression of gratitude and recognition to each and every one of our people for an excellent job during 2006, and to our shareholders for the confidence they have placed in us.

Jorge Awad Mehech
Presidente del Directorio
Chairman of the Board

En un entorno complejo no sólo logramos consolidar nuestro sólido posicionamiento como una de las aerolíneas líderes de Latinoamérica, sino que también fuimos capaces de crecer y seguir agregando valor a la compañía.

In a complex environment we not only managed to consolidate our position as one of the leading airlines in Latin America, but also demonstrated our ability to grow and continue adding value to the firm.

Estimados Accionistas:

Con gran satisfacción puedo decir que el año 2006 finalizó con resultados muy exitosos para LAN. Junto con obtener una utilidad neta de US$241 millones, lo que constituye un resultado histórico para la compañía, a nivel operacional también logramos una cifra récord, al reportar un resultado de US$303 millones, impulsado principalmente por un crecimiento de 21% en las ventas totales. Estos resultados nos llenan de orgullo, porque en un entorno complejo no sólo logramos consolidar nuestro sólido posicionamiento como una de las aerolíneas líderes de Latinoamérica, sino que también fuimos capaces de crecer y seguir agregando valor a la compañía.

El año 2006 no estuvo exento de desafíos para el negocio aéreo. La operación siguió viéndose afectada por altos precios del petróleo, que para LAN significaron un mayor costo por US$ 71 millones, a lo que se sumó también la creciente competencia regional. Sin embargo, la compañía continuó trabajando en aspectos claves para mejorar la eficiencia en sus distintos procesos y racionalizar sus costos, al mismo tiempo que mantuvimos fi rme nuestro compromiso con los clientes a través de la mantención de un servicio de calidad y los más altos estándares de seguridad en vuelo. Todo esto, sumado a una exitosa estrategia de internacionalización, nos permitió superar airosamente los desafíos a los que nos vimos enfrentados.

Dear Shareholders:

It is with great satisfaction that I am able to report to you the highly successful performance achieved by LAN in 2006. In addition to a net income of US$241 million, unequalled in the company’s history, our operating income of US$303 million also set a record, driven principally by a growth of 21% in total sales. With such results we have every reason to be proud, for in a complex environment we not only managed to consolidate our position as one of the leading airlines in Latin America, but also demonstrated our ability to grow and continue adding value to the firm.

However, 2006 was by no means without its challenges for the airline business, The industry was once again affected by high oil prices, which for LAN meant an extra US$71 million in costs at a time of growing regional competition. Nevertheless, the company continued working on key aspects of its operations to improve efficiency in its many processes and rationalize costs while maintaining our commitment to provide customers with quality service and the highest safety standards in flight. All this, together with our successful strategy of internationalization, enabled us to meet the challenges of 2006 head on.

Durante el año 2006 continuamos expandiendo nuestra presencia internacional, sumando nuevos destinos a la red y agregando más frecuencias en algunas rutas claves. En este contexto, durante el ejercicio, pusimos especial énfasis en el fortalecimiento de nuestro hub de operaciones de Lima, y dimos un paso determinante al dar inicio a la operación internacional de LAN Argentina, fi nalizando el año con rutas desde Buenos Aires a Miami, Sao Paulo, y Punta Cana en Republica Dominicana.

Este crecimiento esta sustentado en un histórico plan de flota que incluye el arribo de 45 aeronaves nuevas entre los años 2006 y 2008, y que contempla una inversión superior a los US$ 2.000 millones. Es así como durante 2006 se incorporaron 13 aviones nuevos a nuestra flota, en línea con nuestro objetivo de contar con una de las flotas más modernas y seguras del mundo. Además, la llegada de estas aeronaves nos permite continuar ofreciendo un servicio a bordo de calidad mundial, potenciando la calidez y amabilidad que nos distinguen.

Como parte de la continua modernización de nuestro producto de largo alcance, estamos en proceso de reconfigurar toda nuestra flota de Boeing 767-300ER con la nueva clase Premium Business de LAN, que cuenta con asientos con reclinación de 180 grados y la incorporación de un moderno equipamiento tecnológico par otorgar mayores y mejores alternativas de entretención durante el viaje. A esto se suman además mejoras destinadas a otorgar mayores comodidades en clase económica, entre las que destacan un moderno sistema de entretenimiento a bordo. Todo esto apunta a brindar la mejor experiencia de viaje al pasajero en este tipo de operaciones.

Over the course of last year we continued to expand our international presence, adding new destinations to our network and more departures on certain key routes. Special emphasis was placed on strengthening our hub in Lima, and new ground was broken with the launch of international operations by LAN Argentina, which by the end of the year was offering routes from Buenos Aires to Miami, Sao Paulo, and Punta Cana in the Dominican Republic.

This growth in operations was based on our historic fleet plan, which involves the acquisition of 45 new aircraft between 2006 and 2008, with an investment of more than US$2 billion. Thirteen new planes were received during 2006, in line with our goal of maintaining one of the safest and most modern fleets in the world. Furthermore, the incorporation of these aircraft will allow us to continue providing a world-class in-flight service that underlines the warmth and friendliness LAN is already known for.

As part of the ongoing modernization of our long-haul product we are currently in the process of retrofitting all of our Boeing 767-300ERs with LAN’s new Premium Business Class, featuring full fl at seats that recline to 180 degrees and cutting edge technological equipment to provide better and more varied entertainment alternatives on board. In addition, the reconfigured economy class will be equipped with a modern on-board entertainment system and other amenities that will ensure passengers enjoy the best possible travel experience on these routes.

Por otra parte, en las operaciones de corto alcance no nos hemos quedado atrás. Es así como la compañía inició en sus mercados domésticos la implementación de un nuevo enfoque en su modelo de negocios, una nueva forma de viajar. Esta se basa en la renovación de la flota de corto alcance que incorporará en su totalidad modernos aviones de la familia Airbus 320, permitiendo aumentar la utilización diaria de estas aeronaves ofreciendo más vuelos directos durante el día y la noche. Adicionalmente, el rediseño de los procesos en los aeropuertos permitirá junto con lo anterior ofrecer tarifas que harán posible que más personas utilicen el avión como medio de transporte. En función de la extraordinaria respuesta obtenida en nuestros primeros vuelos diseñados bajo este enfoque, nos hemos propuesto implementar gradualmente el modelo durante 2007 en todas las operaciones de corto alcance tanto en Chile como en Perú y Argentina.

Our short-haul operations have also seen their share of improvements. Thus, LAN began implementation of a new business model in our domestic operations. This is based on the renewal of our short-haul fleet, which will consist entirely of planes from the Airbus 320 family whose higher potential daily utilization rates means we can offer more direct flights both day and night. This, together with the redesign of our airport processes, will make it possible for LAN to introduce fares that will entice more people to travel by air. In view of the extraordinary response to our first flights under this new approach, we have decided to implement the model gradually during 2007 on all of our short-haul operations in Chile, Peru and Argentina.

Thanks to a coherent strategy and effective implementation, LAN has not only succeeded in positioning itself as one of the leading Latin American airlines but has also earned the respect and admiration of the entire world. Proof of this is the recognition LAN received in 2006 when it was chosen for the sixth time as the best airline in Central and South America and the Caribbean by the Official Airline Guide (OAG), the world’s leading publication for airline schedule information. LAN was also among the eight finalists for the Airline of the Year Award, placing it in the company of some of the most prestigious international carriers in the industry.

Gracias a una estrategia coherente y una implementación efectiva, LAN no sólo ha logrado posicionarse como una de las aerolíneas líderes de Latinoamérica sino también se ha ganado el respeto y admiración del mundo entero. Es así como en el año 2006, LAN ha recibido importantes reconocimientos, como ser elegida, por sexta vez, la mejor empresa aérea de Centro, Sudamérica y el Caribe de acuerdo a OAG, Oficial Airline Guide, la guía líder en información de itinerarios aéreos. LAN también figuró entre las ocho compañías que resultaron finalistas para el premio “Aerolínea del Año 2006”, junto a importantes empresas aéreas internacionales de reconocido prestigio en esta industria.

Asimismo, nos llena de satisfacción la incorporación de LAN Argentina y LAN Ecuador como afiliadas a oneworld, a partir del 1 de abril de 2007. Con esto, todas las compañías de la alianza LAN formarán parte de este grupo, integrado por las mejores aerolíneas del mundo, cuya vasta red incluye operaciones a 700 destinos en aproximadamente 150 países.

Estamos ciertos de que el trabajo realizado durante el año 2006 y los exitosos resultados financieros obtenidos contribuyeron a crear valor para nuestros clientes, trabajadores y accionistas. El crecimiento alcanzado en este periodo refleja efectivamente la sólida posición competitiva que LAN ha logrado construir a nivel internacional. Estamos orgullosos de los logros alcanzados, pero a la vez estamos concientes de que ello nos impone el desafío de continuar esforzándonos día tras día para ganar y mantener la preferencia de nuestros clientes.

Furthermore, it is particularly gratifying that LAN Argentina and LAN Ecuador will join the oneworld alliance on April 1, 2007. From that date all the airlines in the LAN alliance will be part of oneworld, whose members are among the best airlines in the world and whose vast network includes 700 destinations in some 150 countries.

We are convinced that the efforts realized during 2006 and the success clearly evident in our financial results contributed to the creation of value for our customers, employees and shareholders. The growth achieved by LAN during the year accurately reflects the solid competitive position that the company has established at the international level. We are proud of our accomplishments, but at the same time are well aware of the new challenges they pose to continue striving day after day to win and maintain the loyalty of our customers.

Nos llena de satisfacción la incorporación de LAN Argentina y LAN Ecuador a la alianza oneworld, a partir del 1 de abril de 2007.

Furthermore, it is particularly gratifying that LAN Argentina and LAN Ecuador will join the oneworld alliance on April 1, 2007.

No es un desafío fácil, pero estamos convencidos que contamos con el recurso mas importante, un equipo humano altamente profesional y comprometido. Por esto, quiero agradecer especialmente a todo el equipo de LAN, que con su esfuerzo y dedicación hicieron posible que 2006 fuera un año histórico para la compañía. Estamos seguros de que su continuo compromiso nos permitirá seguir avanzando en la ruta del crecimiento, para consolidarnos como una de las mejores aerolíneas del mundo en servicio, seguridad y eficiencia.

This is not an easy task, but we are convinced that in our highly professional and committed team of employees we have already found the most important element necessary to meet this challenge. For this reason, I would especially like to thank the entire LAN team who, through their continued effort and dedication, has made it possible for LAN to post a record performance in 2006. I am certain that their continued commitment will allow us to move forward on the road to sustained growth and consolidate our position as one of the best airlines in the world in terms of service, safety and efficiency.

Enrique Cueto plaza
Vicepresidente Ejecutivo
Chief Executive Officer

Gobierno Corporativo
Corporate Governance

Lan Airlines S.A. (“LAN”) es una sociedad anónima abierta, listada en la Bolsa de Comercio de Santiago, Bolsa de Valores de Valparaíso, Bolsa Electrónica de Chile y Bolsa de Valores de Nueva York (NYSE).

Las prácticas de gobierno corporativo de LAN se rigen por el siguiente marco legal: Ley 18.046 Sobre Sociedades Anónimas; Reglamento de Sociedades Anónimas; Estatutos Sociales de Lan Airlines S.A.; Ley 18.045 de Mercados de Valores y por la normativa de la Superintendencia de Valores y Seguros de Chile y de la Securities and Exchange Commission de Estados Unidos.

La Compañía ha aprobado un Código de Ética aplicable a altos ejecutivos financieros con el objeto de promover conductas honestas y éticas, evitar cualquier tipo de confl icto de intereses, velar por la adecuada divulgación de información financiera y el cumplimiento de las regulaciones que se le aplican.

La administración de la Compañía está en manos de un Directorio compuesto por nueve miembros titulares que se eligen cada dos años por la Junta Ordinaria de Accionistas. El Directorio se reúne en sesiones ordinarias mensualmente y en sesiones extraordinarias cada vez que las necesidades sociales así lo exijan.

LAN Airlines S.A. (“LAN”) is a publicly traded corporation listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Electronic Stock Exchange of Chile and the New York Stock Exchange (NYSE).

LAN Airlines’s corporate governance practices are regulated by the following legal framework: Law Nº 18.046 on Corporations; the Corporations Regulations; Lan Airlines S.A. Company Bylaws; Law No. 18.045 on Securities Markets, and regulations of the Superintendent of Securities and Insurance of Chile and the U.S. Securities and Exchange Commission.

The Company has approved a Code of Ethics for senior financial executives that is intended to promote honest and ethical conduct, avoid conflicts of interest and ensure correct disclosure of financial information and compliance with applicable regulations.

The management of LAN Airlines is the responsibility of a Board of Directors made up of nine principal members who are elected every two years by the Annual General Meeting of Shareholders. The Board of Directors meets in ordinary session once a month, and in extraordinary session as circumstances may require.

Directorio / Board of Directors

Jorge Awad Mehech	Presidente/Chairman
Dario Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza	Director
Juan Cueto Sierra	Director
Ramón Eblen Kadis	Director
Bernardo Fontaine Talavera	Director
Andrés Navarro Haeussler	Director
Sebastián Piñera Echenique	Director

Comité de Directores / Directors Committee

José Cox Donoso	Presidente/Chairman
Jorge Awad Mehech	Director
Ramón Eblen Kadis	Director

Principales Ejecutivos / Senior Management

Ejecutivos / Executives	Posición / Position
Enrique Cueto Plaza	Vicepresidente Ejecutivo LAN / CEO LAN
Ignacio Cueto Plaza	Gerente General LAN / President and COO LAN
Armando Valdivieso Montes	Gerente General Pasajeros / CEO Passenger
Cristián Ureta Larraín	Gerente General Carga / CEO Cargo
Alejandro de la Fuente Goic	Vicepresidente Finanzas Corporativas / Chief Financial Officer
Marco Jofré Marín	Vicepresidente Técnico / Senior Vice President Operations, Engineering and Maintenance
Carlos Prado Cánepa	Vicepresidente Negocios Corporativos / Senior Vice President Corporate Investment
Emilio del Real Sota	Vicepresidente Personas / Senior Vice President Human Resources
Enrique Elsaca Hirmas	Vicepresidente Planificación Estratégica / Senior Vice President Strategic Planning

12 Principales Accionistas / Main Shareholders

	2006		2005
	Acciones	% del Total	Acciones	% del Total
Principales Accionistas / Main Shareholders	Shares	% of Total	Shares	% of Total
INV COSTA VERDE LTDA. Y CIA. EN COMANDITA POR ACCIONES	86,133,567	27.0%	86,133,567	27.0%
AXXION S.A.	65,827,874	20.6%	65,827,874	20.6%
THE BANK OF NEW YORK	43,542,425	13.7%	52,999,770	16.6%
INVERSIONES SANTA CECILIA S.A.	23,417,920	7.3%	20,417,920	6.4%
INVERSIONES ANDES S.A.	21,288,695	6.7%	-	-
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	10,862,175	3.4%	146,770	0.0%
TRES MARES S.A.	6,590,598	2.1%	15,090,598	4.7%
LARRAIN VIAL S.A. CORREDORA DE BOLSA	5,241,616	1.6%	7,266,200	2.3%
CELFIN CAPITAL S.A. CORREDORES DE BOLSA	3,450,017	1.1%	1,170,235	0.4%
SERGIO REISS GREENWOOD	3,338,858	1.0%	3,121,906	1.0%
URETA Y BIANCHI CORREDORES DE BOLSA S.A.	2,690,419	0.8%	38,352	0.0%
INVERSIONES Y ASESORIAS ICULPE LTDA.	2,654,325	0.8%	2,654,325	0.8%

De acuerdo a un pacto de accionistas firmado en 2004, LAN es controlada en forma conjunta por el grupo Cueto (representado por Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones) y el grupo Piñera (a través de Axxion S.A. e Inversiones Santa Cecilia S.A.).

Al 31 de diciembre 2006, LAN contaba con un total de 1.020 accionistas en su registro. A esa fecha, un 13,7% de la propiedad de la compañía se encontraba en la forma de ADRs (American Depositary Receipts), los que se transan en la Bolsa de Valores de Nueva York (NYSE).

In accordance with a shareholder agreement signed in 2004, LAN is jointly controlled by the Cueto group (represented by Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones) and the Piñera group (through Axxion S.A. and Inversiones Santa Cecilia S.A.).

As of December 31, 2006 LAN had 1,020 shareholders on record. On that date, 13.7% of company stock was held in the form of ADRs traded on the New York Stock Exchange.

La Empresa
The Company

Los orígenes de LAN se remontan a 1929, año en que fue constituida como empresa estatal con el objetivo de prestar servicios de transporte aéreo de pasajeros, carga y correspondencia.

The origins of LAN go back to 1929 when the company was established by the Chilean government to provide air transport for passengers, cargo and mail.

Historia de la Sociedad

Los orígenes de LAN se remontan a 1929, año en que fue constituida como empresa estatal con el objetivo de prestar servicios de transporte aéreo de pasajeros, carga y correspondencia. En 1946 la compañía comenzó sus operaciones internacionales con destino a Buenos Aires, Argentina; posteriormente, en los años 1958 y en 1970, realizó sus primeros vuelos a Estados Unidos y a Europa, respectivamente.

Tras operar durante 60 años como empresa estatal, en 1989 se dio inicio a su privatización, luego que el Estado de Chile vendiera el 51% de su capital accionario a inversionistas nacionales y a Scandinavian Airlines System (SAS). Este proceso culminó en 1994, año en que los actuales socios controladores de la compañía, conjuntamente con otros accionistas principales, adquirieron el 98,7% de las acciones de la empresa, incluyendo aquellas que permanecían en propiedad del Estado.

History of the Company

The origins of LAN go back to 1929 when the company was established by the Chilean government to provide air transport for passengers, cargo and mail. In 1946 the company began international operations with flights to Buenos Aires, Argentina, later lauching services to the United States in 1958 and Europe in 1970.

In 1989, after 60 years as a state-owned enterprise, the privatization of LAN was initiated with the sale of 51% of the airline’s equity to local investors and Scandinavian Airlines System (SAS). This process was completed in 1994 when the current controlling shareholders together with other major shareholders, acquired 98.7% of the company’s shares, including those that were still controlled by the government.

Desde entonces, LAN comenzó un decidido proceso de expansión e internacionalización, logrando un sostenido crecimiento de ingresos y una consistente rentabilidad a pesar de los desafíos de la industria. Además, LAN ha creado una extensa red regional estableciendo operaciones de pasajeros en Perú, Ecuador y Argentina, como también operaciones de carga en Brasil y México.

El año 2004, se produce el cambio de imagen corporativa de la compañía pasando a denominarse “LAN Airlines S.A.”. Este cambio busca reflejar los valores y atributos comunes a través de todas las empresas que forman la alianza LAN, y enfatiza defi nitivamente la estrategia de internacionalización de la compañía.

Since that time LAN has been vigorously engaged in the expansion and internationalization of its operations, achieving sustained revenue growth and consistent profitability despite the many challenges the industry has had to face. In addition, LAN has created an extensive regional network of passenger services in Peru, Ecuador and Argentina and cargo operations in Brazil and Mexico.

The company changed its corporate image in 2004, officially adopting the name “LAN Airlines S.A.”. The change aims to reflect the values and attributes common to all of the airlines making up the LAN alliance and emphasizes the organization’s internationalization strategy.

Primer vuelo	1929	First flight
Primer vuelo a Argentina	1946	First flight to Argentina
Primer vuelo a Estados Unidos	1958	First flight to the United States
Primeros aviones Jet	1964	First Jet Aircraft
Primer vuelo a Europa	1970	First flight to Europe
Privatización	1989	Privatized
Adquirida por los actuales accionistas mayoritarios	1994	Acquired by current majority shareholders
Listada en la Bolsa de Comercio de Nueva York (“LFL”)	1997	Listed on the New York Stock Exchange (“LFL”)
Inicio del programa de renovación de flota de Carga	1998	Initiation of Boeing 767 freighter fleet replacement
Boeing 767		program
Alianza con American Airlines	1999	Alliance with American Airlines
Lanzamiento de LAN Perú		Launch of LAN Peru
Incorporación a oneworld	2000	Incorporation into oneworld
Inicio del programa de renovación de flota de pasajeros		Initiation of Airbus passenger fleet renewal program
Airbus que incluye 27 aviones		including 27 aircraft
Alianza con Iberia	2001	Alliance with Iberia
Inauguración del terminal de carga en Miami		Inauguration of Miami Cargo facility
Alianza con Qantas	2002	Alliance with Qantas
Alianza con Lufthansa Cargo		Alliance with Lufthansa Cargo
Lanzamiento LAN Ecuador	2003	Launch of LAN Ecuador
Cambio de imagen corporativa: LAN Airlines S.A (“LAN”)	2004	Change in corporate image: LAN Airlines S.A. (“LAN”)
Lanzamiento LAN Argentina	2005	Launch of LAN Argentina
Aprobación órdenes de compra por 44 aviones		Approval of purchase orders for 44 aircraft
Lanzamiento nueva clase Premium Business	2006	Launch of new Premium Business Class

Negocio de Pasajeros

LAN es uno de los principales operadores de pasajeros de América Latina, posicionamiento que ha logrado gracias a un conjunto de acciones orientadas a mejorar en forma permanente la propuesta de valor para los clientes. La mantención de altos estándares de seguridad y confi abilidad, un servicio a bordo de excelencia y la consolidación de una amplia red de rutas a través del mundo son los pilares que le han permitido ganar la preferencia de los pasajeros en la gran mayoría de los mercados que sirve.

La estrategia implementada por LAN en su negocio de pasajeros le ha reportado excelentes resultados y de ello da cuenta el importante crecimiento que generó esta área durante el año 2006 en términos de ventas. Los ingresos de pasajeros totalizaron US$ 1.813,4 millones, creciendo un 24% con respecto al ejercicio anterior, en tanto que el número de pasajeros transportados se elevó a 8,9 millones de personas, lo que marcó una cifra histórica.

A través de la alianza LAN, compuesta por LAN Airlines, LAN Express, LAN Perú, LAN Ecuador y LAN Argentina, la compañía desarrolla su negocio de pasajeros en dos segmentos principales: vuelos internacionales y servicios domésticos en Chile, Perú y Argentina. Estas aerolíneas comparten una misma filosofía y valores comunes, asegurando de esta forma un idéntico estándar de atención, seguridad y efi ciencia en cada una de ellas, para brindarle al pasajero una experiencia de viaje única en todas las rutas.

Passenger Business

LAN is one of Latin America’s leading passenger operators, a position it has achieved thanks to a series of initiatives that ensure the company is constantly improving the value proposition offered to its customers. Our high standards of safety and reliability, excellent on-board service and wide choice of routes around the world have cemented our status as the airline of choice in the great majority of the markets we serve.

The strategy LAN has implemented in its passenger operations has yielded excellent results, as evidenced by the robust sales growth this business area generated in 2006. Revenues amounted to US$ 1,813.4 million, an increase of 24% over the previous year, while the number of passengers carried reached a record 8.9 million.

Operating through the LAN alliance formed by LAN Airlines, LAN Express, LAN Peru, LAN Ecuador and LAN Argentina, the company has developed its passenger business in two main segments: international flights and domestic services in Chile, Peru and Argentina. These airlines share a single philosophy and a common set of values that guarantee an identical standard of customer service, safety and efficiency on all member carriers, providing a unique travel experience on every route.

Negocio Internacional

LAN es una línea aérea eminentemente internacional, ya que aproximadamente el 70% de sus ingresos de pasajeros se genera en este tipo de rutas. Gracias a su vasta red de cobertura y a sus alianzas estratégicas, la compañía sirve actualmente a más de 70 destinos a nivel internacional, integrando un amplio número de puntos a través del mundo, incluyendo el continente americano, Europa y la región del Pacífico Sur.

Durante el último ejercicio LAN continuó mejorando su cobertura internacional, agregando nuevas rutas e incrementando frecuencias, fortaleciendo su sólido posicionamiento en este negocio. En este avance fue clave el inicio de la operación internacional de LAN Argentina, compañía que en agosto de 2006 inauguró la ruta Buenos Aires-Miami y en diciembre extendió sus operaciones a Brasil, ofreciendo trece vuelos semanales entre Buenos Aires y Sao Paulo.

Otro elemento que ha sido clave para la internaciona-lización de LAN es el progresivo fortalecimiento de su hub regional de Lima, cuya ventajosa ubicación le permite consolidar tráfi co en esa ciudad y ofrecer una mayor cantidad de frecuencias hacia los principales puntos de la región. Ello le ha permitido incrementar su red de destinos dentro de América de Sur, posicionándose como la alternativa más atractiva para viajes dentro y hacia la región.

International Operations

LAN is an eminently global airline, with approximately 70% of its passenger revenue generated on international routes. Thanks to vast network and its strategic alliances the company now serves over 70 destinations around the world, integrating points throughout the Americas with Europe and the South Pacific.

This year LAN again broadened its international coverage through the addition of new routes and increased frequencies, strengthening its already solid position in this business segment. Instrumental in our advance was the launch of international operations by LAN Argentina in August with the inauguration of its Buenos Aires-Miami route. The airline also extended its operations to Brazil in December, offering 13 weekly flights between Buenos Aires and Sao Paulo.

Another key factor in the internationalization of LAN’s operations is the progressive strengthening of Lima as our regional hub. The Peruvian city’s strategic location makes it ideal for consolidating traffic, allowing the company to offer greater frequencies to the main points around the region. As a result, LAN has been able to broaden its network of destinations in South America to a level that positions the company as the most attractive option for travel to and within the continent.

With the addition in 2006 of a new route between Lima and Sao Paulo, LAN now offers 11 international destinations from its Lima hub. Frequencies on our Lima-Buenos Aires and Lima-Los Angeles operations were doubled with two daily departures on each route, while Lima-Caracas is now served by one flight per day.

Durante el año 2006 LAN incorporó una nueva ruta desde Lima a Sao Paulo, cubriendo así en total 11 destinos internacionales desde su hub en Lima. Asimismo, duplicó las frecuencias en las rutas Lima-Buenos Aires y Lima-Los Angeles, ofreciendo dos vuelos diarios en cada ruta, al mismo tiempo que aumentó su oferta en la ruta Lima-Caracas a un vuelo diario.

En este periodo LAN también aumentó su oferta internacional desde Santiago. Es así como inició operaciones a Puerto Madryn, en el sur de Argentina, cubriendo dos veces por semana la ruta entre Santiago y ese centro turístico. Asimismo, elevó sus frecuencias semanales a Bolivia, Lima, Sao Paulo, Río de Janeiro, Buenos Aires y Sydney. Todo ello se vio complementado con la expansión de su oferta desde Ecuador a España, al incrementar a seis sus frecuencias semanales de vuelo en la ruta Guayaquil-Madrid.

Todos estos avances fueron determinantes en el crecimiento de ingresos de 27% que experimentó la compañía en sus vuelos internacionales durante el año 2006, al mismo tiempo que le permitieron enfrentar con solidez los altos niveles de competencia que existen en el negocio aéreo internacional. En efecto, en las rutas a Estados Unidos LAN compitió durante 2006 primordialmente con American Airlines, Continental Airlines, Delta Airlines, y Air Canada, mientras que en las rutas a Europa lo hizo con Iberia, Air France-KLM, Air Madrid, Swiss/ Lufthansa y Air Plus. Finalmente, en el mercado regional los competidores más relevantes son Aerolíneas Argentinas, Aeroméxico, Avianca, COPA, TACA, TAM y GOL. No obstante la agresiva competencia que enfrenta en todas sus rutas, LAN mantiene una posición de liderazgo en los mercados internacionales en que opera, con participaciones que alcanzaban a fines de 2006 el 53% en Chile, 29% en Perú, 23% en Ecuador y 15% en Argentina.

During the year LAN also broadened its international operations out of Santiago. Twice a week the company now flies to Puerto Madryn, a tourist destination in southern Argentina, while weekly frequencies were increased on routes to Bolivia, Lima, Sao Paulo, Rio de Janeiro, Buenos Aires and Sydney. This was complemented by an expansion of LAN’s service linking Ecuador with Spain, with six departures now scheduled every week between Guayaquil and Madrid.

All of these improvements played a decisive role in the 27% revenue growth that LAN’s international passenger operations experienced this year, at the same time enabling the company to effectively face its many strong competitors in the international airline business. On routes to the United States LAN competed during 2006 primarily with American Airlines, Continental Airlines, Delta Airlines and Air Canada, while on service to Europe its main competitors were Iberia, Air France-KLM, Air Madrid, Swiss/Lufthansa and Air Plus. In the regional market, LAN’s major competitors are Aerolineas Argentinas, Aeromexico, Avianca, COPA, TACA, TAM and GOL. Despite the vigorous competition it faces on all its routes, LAN maintains a leadership position in its international markets, with market shares at year end 2006 of 53% in Chile, 29% in Peru, 23% in Ecuador and 15% in Argentina.

LAN ha complementado su propio desarrollo en el negocio de pasajeros con la suscripción de valiosas alianzas estratégicas, tanto multilaterales como bilaterales. Gracias a estos acuerdos la compañía ha incrementado en forma considerable la cobertura de destinos, ofreciendo más servicios y beneficios a los clientes a nivel global.

LAN integra la alianza oneworld junto a las más prestigiosas aerolíneas del mundo, como son American Airlines, British Airways, Cathay Pacific, Qantas, Iberia, Finnair y Aer Lingus. Esta ventaja competitiva se verá aún más fortalecida durante el año 2007, dado que también ingresarán a este selecto grupo las aerolíneas Japan Airlines, Malév y Royal Jordanian, ampliando la red de oneworld a casi 700 destinos en alrededor de 150 países.

Cabe destacar que durante 2007 se integrarán como afiliadas a oneworld las aerolíneas LAN Argentina y LAN Ecuador, con lo cual todas las aerolíneas de la alianza LAN formarán parte de este prestigioso grupo, lo que confi rma el permanente compromiso de LAN con sus clientes pasajeros, en orden a brindarles un servicio de excelencia con los más altos estándares de seguridad internacional. Junto a LAN Airlines, LAN Express y LAN Perú, serán cinco las aerolíneas latinoamericanas integrantes de oneworld, convirtiéndose en la mejor opción para quienes decidan viajar hacia o dentro de la región.

To complement the development of its own passenger business LAN has entered into a number of valuable bilateral and multilateral agreements that have enabled the company to significantly broaden its coverage, offering more services and benefits to its customers at a global level.

Among these agreements is the oneworld alliance, in which LAN is joined by various of the world’s most prestigious carriers such as American Airlines, British Airways, Cathay Pacific, Qantas, Iberia, Finnair and Aer Lingus. This competitive advantage will become even stronger in 2007 when the members of this select group are joined by Japan Airlines, Malev and Royal Jordanian, extending the oneworld network to almost 700 destinations in some 150 countries.

Moreover, with the entry of LAN Argentina and LAN Ecuador into oneworld also slated for 2007, all airlines in the LAN alliance will be part of the prestigious group, underlining yet again our company’s ongoing commitment to ensuring passengers an excellent service together with the highest international safety standards. Our two new additions to oneworld together with our existing membership through LAN Airlines, LAN Express and LAN Peru will bring to five the number of Latin American carriers in the worldwide alliance, making it the best option for anyone traveling to or within the region.

Tráfico
Traffic
RPK (millones) / RPK (millions)

Pasajeros
Passengers
Pasajeros (miles) / año
Passengers (thousands) / year

Adicionalmente, LAN mantiene acuerdos bilaterales con American Airlines, British Airways, Iberia, Qantas, Aeroméxico, Mexicana, Alaska Airlines, TAM, Korean Airlines y Japan Airlines.

Uno de los pilares que ha sustentado el crecimiento de LAN en su negocio de pasajeros ha sido la entrega de un producto de clase mundial a través de toda la cadena de servicio, tanto en tierra como en vuelo, y su enfoque en los atributos más relevantes para el cliente. En función de ese objetivo, en este periodo se continuó avanzando en la implementación de la nueva Premium Business, que reúne lo mejor de su reconocida Primera Clase y del servicio de Clase Ejecutiva. Este proyecto consiste en la paulatina transformación de todos los aviones Boeing 767-300ER, incorporando asientos full fl at con reclinación de 180° y paneles divisorios entre ellos para brindar una mayor privacidad, entre otras comodidades, todo lo cual apunta a privilegiar un efectivo descanso de los pasajeros en los vuelos de largo alcance. A ello se suma el rediseño del servicio a bordo en función de ese objetivo, y la incorporación de un moderno equipamiento tecnológico para otorgar mayores y mejores alternativas de entretención durante el viaje. La reconfiguración de la flota Boeing 767-300ER también implica mejoras en la cabina turista, a través de la instalación de asientos más confortables e innovaciones en materia de entretenimiento, lo que reafi rma el compromiso de servicio y excelencia de LAN con sus clientes de todo el mundo.

Este proyecto involucra una inversión cercana a los US$ 100 millones y estará implementado en toda la flota Boeing 767-300ER durante el año 2008. Con ello la compañía estima que se consolidará como la mejor aerolínea de América Latina en las operaciones de largo alcance, al ofrecer a sus pasajeros una experiencia de viaje que sólo un selecto grupo de compañías aéreas del mundo pueden entregar.

Other companies with whom LAN maintains bilateral agreements are American Airlines, British Airways, Iberia, Qantas, Aeromexico, Mexicana, Alaska Airlines, TAM, Korean Airlines and Japan Airlines.

One of the sources of LAN’s growth in the passenger business has been its continued effort on delivering a world-class product throughout the service chain, both on the ground and in the air, as well as its clear focus on the elements that mean most to customers. In line with this approach LAN continued to advance in the implementation of its new Premium Business class, which combines the best features of our highly regarded First and Business classes. This project involves the gradual transformation of our entire fleet of Boeing 767-300ERs, installing 180-degree reclining “full-flat” seats separated by divider panels and other improvements aimed at ensuring passengers enjoy maximum rest and privacy on long-haul flights. To this must be added the redesign of our on-board service and the incorporation of new electronic equipment offering more and better in-flight entertainment alternatives. The reconfiguration of the 767-300ERs also entails an upgrade of our Economy Class cabin with more comfortable seats and innovations in entertainment options, again confirming LAN’s commitment to excellence and quality of service for all of our customers.

These enhancements together represent an investment of close to US$ 100 million. Once implementation on all of our 767-300ERs is completed in 2008, LAN will, in our view, have consolidated its standing as the best airline in Latin America on long-haul services, offering passengers a travel experience that only a select group of carriers in the world can match.

Mercados Domésticos

Las operaciones domésticas de LAN también registraron un positivo desempeño durante 2006, negocio que explica cerca del 30% de los ingresos totales de pasajeros, incluyendo las operaciones de cabotaje en Chile, Argentina y Perú.

Domestic Markets

LAN’s domestic passenger business also recorded a positive performance in 2006, accounting for close to 30% of total passenger revenues, including cabotage operations in Chile, Argentina and Peru.

LAN continuó mejorando su cobertura
internacional, agregando nuevas rutas e
incrementando frecuencias, fortaleciendo su
sólido posicionamiento en este negocio.

LAN again broadened its international coverage through the addition of new routes and increased frequencies, strengthening its already solid position in this business segment.

Capacidad
Capacity
ASK (millones) / ASK (millions)

Factor de Ocupación
Load Factor
%

En Chile, el desempeño de la operación doméstica se vio particularmente favorecido gracias a la mayor utilización de la flota Airbus de última generación y a la retirada parcial de la flota Boeing 737-200, lo que trajo importantes beneficios operacionales dada la mayor efi ciencia de los primeros. Además en el último trimestre se empezaron a implementar medidas basadas en el nuevo modelo de negocios para las operaciones de corto alcance, lo que le permitió a la compañía elevar sus factores de ocupación en este período del año gracias a una importante estimulación de la demanda en algunos mercados piloto. En efecto, gracias a las tres operaciones promocionales lanzadas bajo este nuevo concepto -a las ciudades de Punta Arenas, Puerto Montt y La Serena- la compañía presentó un crecimiento de 11% en el tráfico doméstico de Chile para el cuarto trimestre de 2006. De esta forma, LAN mantuvo su liderazgo en las rutas nacionales, alcanzando un 73% de participación a diciembre 2006. En este segmento, LAN compite principalmente con Sky Airlines y Aerolíneas del Sur.

En Perú, LAN se ha ido consolidando progresivamente como la aerolínea preferida de los clientes, debido a la expansión de las operaciones locales iniciada hacia fi nes de 2004 y a un trabajo consistente orientado a la mejora continua del servicio. El 2006 no fue la excepción y es así como la compañía agregó un nuevo destino domestico a Pucallpa, sumando 12 en total, permitiéndole mantener el liderazgo del mercado en las rutas domésticas, con una participación de 58% a diciembre 2006. En este caso sus principales competidores son Star Perú, AeroCondor, Tans, Taca Perú y Wayra Perú, aunque esta última salió del mercado a fi nes de 2006. Cabe destacar que durante el periodo LAN Perú completó la renovación de su flota de corto alcance, la que hoy está compuesta por ocho aviones Airbus 319, siendo la más nueva y eficiente que opera en el país.

Domestic operations in Chile were positively affected by the greater utilization of the lastest-generation Airbus fleet and the partial retirement of the Boeing 737-200s, which together led to significant operating benefits given the former’s greater efficiency. Moreover, during the last quarter, the company implemented certain aspects of its new business model for short haul operations, achieving increased load factors due to significant demand stimulation in certain test markets. The three promotional services launched under the new strategy, flying to the cities of Punta Arenas, Puerto Montt and La Serena, helped LAN finish the year with an increase of 11% on domestic traffic in Chile during the fourth quarter. Thanks to this initiative the airline maintained its leadership on national routes, achieving a market share of 73% as of December 2006. Our main competitors in this segment are Sky Airlines and Aerolineas del Sur.

In Peru LAN has made steady progress in consolidating itself as the preferred airline thanks to the expansion of its local operations begun in late 2004 coupled with consistent efforts to bring about continuous improvement of service. The year 2006 was no exception to this spirit as the company added Pucallpa to its list of domestic destinations, bringing their number to 12 and contributing to LAN’s continued leadership with 58% of the market as of December 2006. The main competition on domestic routes comes from Star Peru, AeroCondor, Tans, Taca Peru y Wayra Peru, although the last of these exited the market late in the year. Also worthy of note is that LAN Peru has completed the renewal of its short-haul fleet, now comprised of 8 Airbus 319s, making it the newest and most efficient in the country.

La operación doméstica de LAN Argentina también exhibió avances en 2006, ya que en este periodo se agregaron dos nuevos destinos: Ushuaia y Calafate. En conjunto con la operación a Salta presupuestada para principios de 2007, estos suman diez destinos domésticos en total. Un hito importante fue la renovación de la flota, ya que se reemplazaron los aviones Boeing 737-200 por cuatro aeronaves de la familia Airbus 320, lo que eleva de manera sustancial la propuesta de valor para los pasajeros, al disponer de los aviones más modernos y seguros que operan en Argentina para servir las rutas locales y de corto alcance. En su primer año completo de operaciones, LAN Argentina logró un 13% de participación en el mercado doméstico a diciembre 2006, en el cual compite principalmente con Aerolíneas Argentinas y Austral.

LAN Argentina also showed progress in 2006, with the addition of two destinations: Ushuaia and Calafate. Together with the beginning of operations to Salta planned for early 2007, the company will be covering ten domestic destinations. Another highlight for the airline was the renewal of its fleet, replacing its Boeing 737-200s with four aircraft from the Airbus 320 family. This constitutes a substantial improvement in the company’s value proposition for passengers, who now enjoy the benefits of the safest and most modern aircraft to operate in Argentina, serving domestic and short haul routes.In its first full year of operation, LAN Argentina achieved a 13% market share on domestic routes by December 2006, competing primarily against Aerolineas Argentinas and Austral logró un 13% de participación en el mercado doméstico a diciembre 2006, en el cual compite principalmente con Aerolíneas Argentinas y Austral.

Nuevo Modelo de Negocios

Con el propósito de ampliar las posibilidades de viaje a cada vez más personas, en el último trimestre de 2006 LAN inició la implementación de un nuevo modelo de negocios en las rutas nacionales de Argentina, Chile y Perú, y también en las regionales operadas por aviones de fuselaje angosto. Esto significa operar con aviones nuevos, más vuelos sin escalas, de día y de noche y con procesos más simples en los aeropuertos. Todo ello nos permitirá ofrecer tarifas más convenientes a los pasajeros nacionales.

New Business Model
With an eye to increasing travel options for more people, LAN in late 2006 initiated implementation of a new business model on domestic routes in Argentina, Chile and Peru and regional services operated by narrow-body aircraft. This means using new planes and operating more non-stop, day and night flights with simpler airport processes, allowing us to offer more convenient fares to domestic travelers.

Este proyecto se basa fundamentalmente en el reemplazo gradual de la flota Boeing 737-200 por aeronaves de última generación de la familia Airbus 320, que presentan una mayor eficiencia operativa.

Durante el último trimestre del año, la compañía implementó varios programas pilotos en rutas domésticas, para evaluar la acogida entre sus pasajeros de esta nueva forma de viajar. La respuesta de los clientes fue extraordinariamente positiva y se tradujo en un importante crecimiento de la demanda desde y hacia estos destinos.

La nueva forma de viajar con LAN en las rutas nacionales ya se ha implementado en la mayoría de los vuelos nacionales de LAN Perú, está en proceso de implementación en Argentina y se lanzará oficialmente en Chile en marzo de 2007. La meta es tenerlo completamente implementado en 2008 en las operaciones de corto alcance de Argentina, Chile y Perú, así como en algunos vuelos regionales.

The project is based on the gradual replacement of our fleet of Boeing 737-200s with the latest generation planes of the Airbus 320 family, which offer greater operating efficiency.

In the last quarter of 2006 the company implemented various pilot programs on domestic routes to assess customer reaction to the new model. Their response was extremely positive, and resulted in a significant growth in demand to and from the destinations involved.

These innovations have now been incorporated on the majority of domestic routes of LAN Peru, are in the process of being implemented by LAN Argentina, and will be officially launched in Chile in March 2007. The goal is to complete implementation of the new approach to short-haul operations in all three countries as well as on certain regional flights during 2008.

Principales Premios 2006
Major Awards 2006

Official Airline Guide
Mejor Aerolínea de Centro, Sudamérica y Caribe, 6to año consecutivo
BEST AIRLINE IN CENTRAL AND SOUTH AM ERICA AND THE CARIBBEAN; 6TH CONSECUTIVE YEAR

Euromoney
Empresa Mejor Administrada de Latinoamérica
BEST MANAGED COMPANY IN LATIN AMERICA

Business Traveler
Mejor Clase Ejecutiva de Sudamérica
BEST BUSINESS CLASS IN SOUTH AMERICA

El Mercurio, ACTI, Fundación País Digital
Empresa Modelo en Adopción de Tecnología: LAN.com
BEST COMPANY IN TECHNOLOGY ADOPTION; LAN.CO M

Adimark / La Segunda
Empresa más Respetada de Chile
MOST RESPECTED COMPANY IN CHILE

PricewaterhouseCoopers / Diario Financiero
Dentro de las 10 Empresas más Admiradas del País
AMONG THE 10 MOST ADMIRED COMPANIES IN CHILE

La Tercera / Hill & Knowlton
Dentro de las Empresas más Respetadas del País, 5to año consecutivo
AMONG THE MOST RESPECTED COMPANIES IN CHILE; 5TH CONSECUTIVE YEAR

Universidad Diego Portales
La Empresa Privada Mejor Evaluada (transparencia)
BEST EVALUATION FOR A PRIVATE COMPANY (TRANSPARENCY )

Estrategia
Miembro del Cuadro de Honor, Mejores Resultados en el Sector Transporte
HONORS LIST FOR BEST RESULTS IN THE TRANSPORTATION SECTOR

Qué Pasa
Primer Lugar: Empresa Sobresaliente
FIRST PLACE: OUTSTANDING COMPANY

Negocio de Carga

LAN es el principal operador de carga aérea en América Latina, liderazgo que ha construido gracias a sus atributos de confi abilidad, seguridad y buen servicio, una amplia red de rutas y una gran flexibilidad para adaptarse a las condiciones de mercado. En esto último ha sido clave el modelo de negocios implementado por la compañía, el cual se basa en la operación eficiente de aviones cargueros dedicados en combinación con la óptima utilización de la capacidad disponible en aviones de pasajeros, permitiendo responder con rapidez a cambios estructurales en los distintos mercados.

Durante el año 2006 el negocio de carga continuó experimentando una baja en los fl ujos de exportaciones desde Sudamérica hacia los mercados del norte, situación que se vio compensada por sólidas importaciones hacia la región. Para hacer frente a esta condición de desequilibrio en los fl ujos de carga, LAN aprovechó la flexibilidad que le permite su modelo de negocios. Es así como modificó itinerarios con el objetivo de consolidar carga mediante escalas en distintos mercados de exportación sudamericanos para hacer más efi cientes y rentables sus vuelos de retorno hacia los destinos del hemisferio norte. Ello se vio complementado, además, por ajustes tarifarios en las operaciones hacia el sur, orientados a aprovechar el auge de la demanda por transporte de carga hacia Sudamérica.

Cargo Business

LAN today is the principal cargo operator in Latin America, a leadership position the company has earned on its record of reliability, safety and excellent service plus a dense network of routes and the flexibility to adapt readily to market conditions. The key to this adaptability is LAN’s business model, based on the efficient operation of dedicated freighters in conjunction with the optimal utilization of available capacity in passenger aircraft. Thanks to this combination LAN can respond rapidly to structural changes in the different markets in which it operates.

The cargo business continued in 2006 to experience weakness in northbound export flows from South America, which were offset by strong southbound import flows into the region. Faced with this cargo flow imbalance, LAN made full use of the flexibility provided by its business model to modify its itineraries and consolidate cargo via stopovers in various South American export markets, thereby improving the efficiency and profitability of its return flights to the northern hemisphere. These changes were complemented by rate adjustments on southbound operations to take advantage of the surge in demand for cargo service to South America.

LAN continuó además potenciando su flota dedicada exclusivamente al transporte de carga y es así como se incorporó un nuevo avión Boeing 767-300F en el último trimestre del año. Con ello, la compañía elevó a nueve el número de cargueros de este modelo, que presenta la ventaja de servir adecuadamente los destinos claves de las operaciones de carga, con bajos costos operacionales. Adicionalmente, esta flota permite lograr altas tasas de utilización -sobre las 16 horas diarias- reportando importantes benefi cios a la compañía en términos de eficiencia.

En línea con desarrollar una operación más eficiente, la compañía también redujo sus arriendos de aviones cargueros bajo la modalidad ACMI (Aircraft, Crew, Maintenance and Insurance), incrementando el uso de su propia flota de cargueros Boeing 767-300F.

LAN continued efforts to expand its dedicated cargo fleet during 2006 with the incorporation of a new Boeing 767-300F in the last quarter of the year. This model of freighter, of which we now have nine, has the advantage of serving key cargo destinations well at low operating costs. In addition, its high utilization rates of more than 16 hours per day reaps substantial benefits for the company in terms of efficiency.

To further develop the efficiency of our operation LAN also reduced the use of freighters leased under ACMI (Aircraft, Crew, Maintenance and Insurance) agreements while boosting the employment of our own Boeing 767-300Fs.

An important component in maintaining the optimal functioning of LAN’s cargo operations is the company’s terminal at Miami airport. With two storage areas, one measuring 20,000 square meters and the other 11,000 square meters, the facility can hold up to 1,450 metric tons, affording customers the option of storing goods under temperature-controlled conditions to ensure their optimal preservation.

Cabe destacar la importancia de las instalaciones que mantiene LAN en el Aeropuerto de Miami para el óptimo funcionamiento de las operaciones de carga. Con dos bodegas de 20.000 y 11.000 metros cuadrados de superficie, posee una capacidad para almacenar hasta 1.450 toneladas, lo que le permite ofrecer a sus clientes la opción de almacenar sus productos bajo condiciones de temperatura adecuadas, garantizándoles una óptima preservación de su carga.

En línea con su objetivo de mejorar el nivel de servicio y aumentar la eficiencia de su operación, la compañía concluyó durante 2006 la remodelación de este depósito de carga, proyecto que demandó una inversión superior a los US$ 2 millones. Mediante la incorporación de modernas tecnologías y reingeniería de los procesos, conjuntamente con la implementación de un moderno sistema de almacenaje de la carga en racks con códigos de barras y el incremento de un 30% de la capacidad de recepción de la bodega, LAN está hoy en condiciones de enfrentar de manera más efi ciente el crecimiento futuro del negocio de carga y al mismo tiempo mejorar la calidad del servicio.

In line with its goal of improving service levels and increasing operating efficiency, LAN completed work on remodeling the Miami cargo terminal in 2006, the final investment cost of the project coming to more than US$ 2 million. Through the incorporation of modern technologies and process reengineering, together with the implementation of a modern system of cargo storage on racks with bar codes and a 30% increase in the warehouse receiving capacity, LAN is now in a position to handle future growth in the cargo business more efficiently while enhancing the quality of service.

LAN continuó además potenciando su flota dedicada exclusivamente al transporte de carga y es así como se incorporó un nuevo avión Boeing 767-300F en el último trimestre del año.

LAN continued efforts to expand its dedicated cargo fleet during 2006 with the incorporation of a new Boeing 767-300F in the last quarter of the year.

Durante 2006 LAN avanzó también en el fortalecimiento de su actual red de destinos, privilegiando aquellas rutas que le generan una alta rentabilidad de sus activos. De esta forma, la compañía mantuvo una sólida posición competitiva en los distintos mercados que sirve. En las rutas desde y hacia Estados Unidos la compañía compite principalmente con Cielos del Perú S.A., TAMPA, Polar Air y American Airlines. En las rutas Europeas, en tanto, compite primordialmente con Cargolux, Lufthansa Cargo, Martinair y Air France.

La consistencia de la estrategia implementada por LAN le permitió cerrar el año con resultados históricos en esta área de negocios. En efecto, durante el año 2006 los ingresos del negocio de carga aumentaron en 18%, alcanzando los US$ 1.073 millones, lo que representa un 35% de las ventas totales de LAN. Este crecimiento fue producto principalmente del aumento en el tráfi co y de una favorable evolución de las tarifas en las rutas hacia Sudamérica.

LAN also made considerable progress during the year in strengthening its network of destinations, putting the emphasis on routes that generate a high return on assets. This was central to LAN’s success in maintaining a solid competitive position in its various markets. On routes to and from the United States the company’s main competitors are Cielos del Peru S.A., TAMPA, Polar Air and American Airlines. On European routes, meanwhile, LAN competes primarily with Cargolux, Lufthansa Cargo, Martinair and Air France.

Thanks to the implementation of a consistent strategy, LAN was able to close the year with record results on its cargo operations. Revenues from this business area rose by 18% in 2006 to reach US$1,073 million, accounting for 35% of the company’s total sales. This growth over the previous year was due mainly to the increase in traffic and a favorable trend in fares on routes to South America.

Para los próximos dos años el crecimiento del negocio de carga se verá sustentado por la capacidad derivada de las aeronaves de pasajeros como también de un constante esfuerzo en la optimización de las rutas de los aviones cargueros dedicados. LAN seguirá contratando capacidad ACMI para atender rentablemente las oportunidades de crecimiento estacional que se presenten. Con ello, la compañía espera fortalecer su posición competitiva y consolidarse así como la aerolínea líder de América Latina en este segmento.

Over the next two years, growth in the cargo business will be driven by increased capacity in passenger aircraft and continuing efforts to optimize dedicated freighter routes. LAN will continue using ACMI capacity to profitably serve seasonal growth opportunities that may arise. On this basis LAN hopes to fortify its competitive position and consolidate its status as the leading cargo carrier in Latin America.

Mapa de Destinos
Destination Map

OCÉANO ATLÁNTICO
OCÉANO PACÍFICO
Vancouver
Seattle
Portland
San Francisco
San Jose
Las Vegas
Los Angeles
San Diego
Tijuana
Hermosillo
Mazatlán
Los Cabos
Monterrey
Torreón
Puerto Vallarta
Guadalajara
León/Guanajuato
Ciudad de México
Acapulco
Ixtapa
Veracruz
Villahermosa
Mérida
Cancún
Guatemala
San Jose
Toronto
Chicago
Montreal
Boston
Nueva York
Philadelphia
Baltimore
Washington
St. Louis
Dallas
Atlanta
Raleigh
Houston
New Orleans
Orlando
Miami
La Habana
Punta Cana
Caracas
Bogotá
Medellin
Quito
Guayaquil
Manaos
Iquitos
Piura
Chiclayo
Tarapoto
Trujillo
Pucallpa
Puerto Maldonado
Lima
Cuzco
Juliaca
Arequipa
La Paz
Curitiba
Tacna
Arica
Iquique
Calama
Belo Horizonte
Vitoria
Antofagasta
Asunción
El Salvador
Salta
Río de Janeiro
Copiapó
Iguazú
São Paulo
La Serena
Córdoba
Mendoza
Porto Alegre
Santiago
Rosario
Concepción
Montevideo
Temuco
Buenos Aires
Valdivia
Osorno
Bariloche
Puerto Montt
Puerto Madryn
Comodoro Rivadavia
Balmaceda
El Calafate
Río Gallegos
Punta Arenas
Ushuaia
Papeete
Isla de Pascua / Easter Island
Amsterdam
Bruselas
Londres
Frankfurt
Paris
Zurich
Milan
Bilbao
Roma
Madrid
Barcelona
Málaga
Alicante

Seul
Sydney
Auckland
Destinos Pasajeros y Carga
Passenger & Cargo Destinations
Destinos sólo Carga
Cargo-only Destinations
Acuerdos Código Compartido Pasajeros
Passenger Code-Share Agreements
Acuerdos Comerciales Carga
Cargo Comercial Agreements
Acuerdos Interlineales desde / hacia Asia (Carga)
Interline Agreements to / from Asia (Cargo)

Flota, Mantenimiento y Operaciones

Flota y Operaciones

LAN está actualmente embarcada en un histórico plan de crecimiento y renovación de su flota, en línea con su objetivo de brindar el mejor servicio a sus clientes, mantener elevados estándares de seguridad, potenciar sus operaciones en los distintos mercados que sirve e incrementar la eficiencia en sus negocios de pasajeros y carga. Este programa considera la entrega de 45 aviones nuevos en el período 2006-2008, e involucra una inversión superior a los US$ 2.000 millones.

En este contexto, durante 2006 la compañía incorporó trece aeronaves a su flota, la cual quedó conformada por 80 aviones en total, 70 para operaciones de pasajeros y diez cargueros. En efecto, en el último ejercicio se incorporaron cuatro Boeing 767-300ER y ocho Airbus A319-100, todos ellos para la operación de pasajeros, y además se recibió un Boeing 767-300F exclusivamente para carga.

El arribo de los aviones de la familia Airbus le permitió a LAN seguir avanzando con el programa de retiro gradual de los Boeing 737-200, que se utilizan esencialmente en los vuelos domésticos de Chile, con el objetivo de reemplazarlos por aeronaves de última generación, que son más eficientes. Es así como cinco aviones de este modelo dejaron de servir durante 2006, por lo que su flota de Boeing 737-200 se redujo desde 21 a 16 unidades en el último ejercicio. En paralelo, su flota de Airbus A 319 se elevó desde siete a quince aviones, y además mantuvo sus quince Airbus A320. De esta forma, a diciembre de 2006 LAN operaba una flota de corto alcance compuesta por 46 aviones.

Fleet, Maintenance and Operations

Fleet and Operations

LAN is currently embarked on a historic fleet renewal and expansion plan, in line with the company’s objectives of providing the best service to its customers, maintaining high safety standards, strengthening operations in the markets it serves, and improving the efficiency of both its passenger and cargo businesses. This fleet program involves the acquisition of 45 new aircraft during 2006-2008, an investment of more than US$ 2.0 billion.

Thirteen of these new aircraft were incorporated in 2006, bringing the fleet total to 80, of which 70 are configured for passenger operations and ten are freighters. Four of the thirteen were Boeing 767-300ERs while eight were Airbus A319-100s, all of them passenger planes; the one additional acquisition was a Boeing 767-300F earmarked exclusively for cargo.

With the arrival of the Airbus family aircraft LAN continued its program of gradually retiring its Boeing 737-200s, used mainly on domestic flights in Chile, to be replaced with more efficient latest-generation models. Thus, five of the 737-200s were withdrawn in 2006, reducing the total number still in service from 21 to 16. Meanwhile, the company’s contingent of Airbus A319s rose from seven to 15, joining the 15 Airbus A320s already in operation. By the end of December 2006, LAN’s short-haul fleet numbered 46 planes.

Asimismo, para desarrollar sus operaciones de largo alcance, a fines de 2006 la compañía contaba con 29 aviones Boeing 767-300 de pasajeros o carga, modelo que le permite servir de manera eficiente tanto rutas largas, de ocho a diez horas, como también vuelos de mediano alcance. Además, este avión posee una capacidad media y bajos costos operacionales, ventaja que se ve acrecentada gracias a las altas tasas de utilización que permite el modelo. Adicionalmente, LAN mantuvo su flota de cuatro aviones Airbus A340-300, equipo que ha sido determinante para el desarrollo de sus operaciones de ultra-largo alcance, como son los vuelos directos desde Chile hacia la región de Asia Pacífico o Europa.

As for its long-haul operations, LAN is well served by its 29 Boeing 767-300 passenger planes and freighters. This model performs efficiently both on long flights of eight to ten hours and medium-haul routes, and its medium capacity and low operating costs constitute advantages that are further accentuated by the high utilization rates it is capable of achieving. The company also maintained its fleet of four Airbus A340-300s, which have played a critical role in the development of ultra-long-haul operations such as our direct flights from Chile to the Asia-Pacific region and Europe.

Thus, during 2006 LAN took a step forward towards the company’s objective of building one of the most modern fleets of aircraft in the world, at the same time ensuring we adhere to the highest international standards of safety.

De esta forma, durante 2006 LAN dió un paso adelante tras su objetivo de operar una de las flotas más modernas del mundo y ofrecer, al mismo tiempo, los más altos estándares de seguridad internacional.

Para el año 2007 está contemplado el arribo de diez nuevas aeronaves, siete de la familia Airbus 320 y tres Boeing 767-300, todos ellos destinados a fortalecer el negocio de pasajeros. Para el año 2008, en tanto, el plan contempla la incorporación de 22 aviones adicionales, 17 de ellos de la familia Airbus 320 y cinco Boeing 767-300.

Scheduled for 2007 is the delivery of ten new planes, seven from the Airbus 320 family and three Boeing 767-300s, all of them aimed at boosting our passenger business. The integration of 22 more aircraft, 17 from Airbus 320 family and five Boeing 767-300s, is planned for 2008.

Airbus A340-300 Longitud / Length: 63,7 m (208 feet 11 inches) Envergadura / Width: 60,3 m (197 feet 10 inches) Asientos / Seats: 5F - 36J - 222Y

Boeing 767-300 ER /F
Longitud / Length: 54,2 m (178 feet)
Envergadura / Width: 47,6 m (156 feet 2 inches)
Asientos / Seats: 5F - 28J - 181Y
Asientos / Seats: 30J - 191Y
(Versión Pasajeros / Passenger Version)
Capacidad / Payload: 54 tons
(Versión Carguero / Freighter Version)

Airbus A320-20 0 Longitud / Length: 37,57 m (123 feet 3 inches) Envergadura / Width: 34,1 m (111 feet 10 inches) Asientos / Seats: 12J - 144Y / 156Y

Airbus A319-100 Longitud / Length: 33,8 m (110 feet 11 inches) Envergadura / Width: 34,1 m (111 feet 10 inches) Asientos / Seats: 144Y

Boeing 737-200 Longitud / Length: 30,53 m (100 feet 2 inches) Envergadura / Width: 28,35 m (93 feet 7 inches) Asientos / Seats: 120Y

Mantenimiento

Mantener altos estándares de seguridad es el objetivo prioritario de LAN y en ese sentido el mantenimiento de su flota es una preocupación permanente. Reafirman ese compromiso las certificaciones ISO 9001-2000 con que cuentan sus áreas de operaciones y mantenimiento, y la certificación IOSA (IATA Operational Safety Audit) del programa de Seguridad Operacional de IATA lograda durante el año 2006, tras haber cumplido en forma satisfactoria con los más altos estándares operacionales internacionales del sector. A ello se suma el hecho de que la base de mantenimiento de LAN en Santiago cumple con los estándares de importantes autoridades aeronáuticas, como la FAA (Federal Aviation Administration) y EASA (European Aviation Safety Agency).

Por otra parte, durante el año 2006 se concretaron importantes avances en el ámbito de la infraestructura. Es así como se inauguró el nuevo Taller de Motores, dotado de tecnología de última generación, con una capacidad para atender seis motores en forma simultánea. Adicionalmente se inauguraron las nuevas oficinas de la Losa, un edifi cio de 1.900 metros cuadrados en donde están funcionando gran parte de los talleres de mantenimiento de la compañía (trolley, ULD, galleys y mallas, soldaduras, estructuras, aviónica, blanquets). Finalmente, se inauguró además en 2006 la bodega de almacenamiento para materiales de retrofit.

Maintenance

Maintaining high safety standards is a priority at LAN, and fleet maintenance is therefore an ongoing concern. This commitment is underscored by the ISO 9001-2000 certifications granted to our operations and maintenance areas, and was again confirmed by the IATA Operational Safety Audit certification the company earned in 2006 after successfully meeting the most stringent international operating standards. To these accomplishments should be added the fact that LAN’s maintenance facility in Santiago also complies with the standards of major aviation authorities such as the FAA (Federal Aviation Administration) and the EASA. (European Aviation Safety Agency).

Significant achievements were also obtained in 2006 regarding infrastructure. A new engine workshop was inaugurated with the latest-generation technology and capacity for servicing six engines simultaneously. New offices were unveiled at La Losa, a 1,900 square-metre building housing many of LAN’s maintenance shops (trolley, ULDs, galleys, welding, structures, avionics, blanquets). A storage warehouse for retrofit materials was also opened during this year.

Flota Consolidada / Consolidated Fleet

	Al 31 de diciembre de 2006
	Arrendados	Propios	Total
Pasajros
Boeing 737-200	10	6	16
Airbus A319-100	5	10	15
Airbus A320 -200	11	4	15
Boeing 767-300	13	7	20
Airbus A340 -300	4	0	4
TOTAL	43	27	70

Carga
Boeing 737-200C	0	1	1
Boeing 767-300F	1	8	9
TOTAL	1	9	10

TOTAL FLOTA	44	36	80

(1) Durante el año, LAN operó en promedio dos aviones cargueros, un Boeing 747 o un DC-10 bajo arriendos ACMI (avión, tripulación, mantención y seguro), de corto a mediano plazo.

(2) Nota: tabla no incluye un avión Boeing 767-200 arrendado a AeroMéxico.

(1) During the year, LAN also operated on average two freighter aircraft, one Boeing 747 or one DC-10 freighters under short to medium term ACMI leases (Aircraft, Crew, Maintenance, and Insurance).

(2) Note: Table does not include one Boeing 767-200 leased to AeroMexico.

Uno de los principales proyectos del área de mantenimiento durante el año 2006 fue la ejecución de los retrofit de los Boeing 767-300ER, para remodelar las cabinas con el nuevo oducto Premium Business y brindar mayores comodidades también en la clase turista. En la misma línea, se realizaron los retrofi t de la fl ota de familia Airbus 320, que incluyen una nueva confi guración con asientos de cuero.

One of the maintenance area’s principal projects in 2006 was the retrofi t of LAN’s Boeing 767-300ERs, which involved remodelling the cabins with the new Premium Business Class and incorporating greater comforts in Economy Class. The fl eet of Airbus 320s family aircraft also underwent a retrofi t, now sporting a new confi guration with leather seats.

Resultados Financieros

El 2006 fue un año de resultados históricos para LAN. La compañía registró una utilidad neta de US$241,3 millones, un aumento de 64,6% en relación al año anterior y un 47,5% mas alta que en 2004. Incluso excluyendo ciertos ítems extraordinarios, relacionados principalmente a un cambio en la política contable de mantenimiento realizada al inicio de 2006, la utilidad del año alcanzó los US$213,0 millones.

Este resultado refl eja un sólido desempeño operacional, impulsado por mayores ingresos unitarios tanto en el negocio de carga como de pasajeros. Es así como los ingresos totales de la compañía crecieron 21,1% en relación al año anterior, alcanzando los US$3.034,0 millones, y el margen operacional alcanzó un nivel histórico de 10,0%, con una utilidad operacional que ascendió a los US$302,6 millones.

Financial Results

The year 2006 was one of record results for LAN. The company reported net income of US$241.3 million, a rise of 64.6% over the previous year and 47.5% higher than 2004. Even after excluding certain extraordinary items related mainly to a change implemented at the start of 2006 in the accounting policy for maintenance, net income reached US$213.0 million.

These results refl ect a strong operating performance driven by higher unit revenues in the cargo as well as passenger businesses. Total revenues reached US$3,034.0 million, up 21.1% over the previous year, while our operating margin reached a historic high of 10.0 % on operating income of US$302.6 million.

Los resultados del año demuestran la solidez del modelo de negocios de LAN y de su exitosa estrategia de internacionalización y diversificación, ya que este crecimiento se atribuye principalmente a las operaciones internacionales de largo alcance, tanto en pasajeros como en carga. Más aún, la compañía enfrentó durante gran parte del año una situación de altos precios de combustible, que se vieron reflejados en mayores costos por US$70,9 millones. La compañía manejó exitosamente este difícil escenario, mitigando parcialmente este impacto gracias a una adecuada política de cobertura financiera, que reportó una ganancia de US$12,9 millones en 2006, y a los ingresos adicionales generados por la política de fuel surcharge, permitiendo traspasar a precio los mayores costos de combustible.

Los ingresos crecieron impulsados principalmente por el aumento de 24,2% que experimentaron las ventas de pasajeros, las que alcanzaron los US$1.813,4 millones. Este avance se vio impulsado por un crecimiento de 11,5% en la capacidad de transporte de pasajeros medida en ASKs y un aumento de 11,4% en el ingreso por ASK. El alza del ingreso unitario se explica por un incremento de 11,4% en el yield, mejora que es producto de una mayor segmentación y a las alzas de tarifas asociadas al precio del combustible. Por su parte, los factores de ocupación se mantuvieron durante el año en niveles de 73,8%.

The figures also demonstrate the solidity of LAN’s business model and the success of its strategy of internationalization and diversification, the growth they reveal being largely attributable to the company’s long-haul international operations, both passenger and cargo. Furthermore, although high fuel prices over much of the year resulted in extra costs of US$70.9 million, LAN effectively managed this difficult scenario, mitigating its impact via financial hedging policies that earned US$12.9 million and a fuel surcharge that generated additional revenues by passing the extra fuel costs through to prices.

Higher revenues were driven by an increase in passenger sales of 24.2% to US$1,813.4 million, the result of an 11.5% rise in passenger capacity measured in ASKs and an 11.4% increase in revenue per ASK. The higher unit revenue may be explained by the growth in yields of 11.4%, an improvement due in turn to better segmentation and increased fares associated with the price of fuel. Load factors over the course of the year held steady at 73.8% .

El 2006 fue un año de resultados históricos para LAN. La compañía registró una utilidad neta de US$241,3 millones, un aumento de 64,6% en relación al año anterior y un 47,5% mas alta que en 2004.

The year 2006 was one of record results for LAN. The company reported net income of US$241.3 million, a rise of 64.6% over the previous year and 47.5% higher than 2004.

El crecimiento del tráfico se debe a un aumento de 3,1% en el tráfico doméstico y a un crecimiento de 12,8% en el tráfico internacional (incluyendo las operaciones domésticas en Perú y Argentina). Durante el ejercicio, LAN aumentó su oferta a la mayoría de los mercados en los que opera, con el fin de explotar las oportunidades de crecimiento que se presentaron en sus diferentes mercados. En el plano internacional, incrementó su oferta en la mayoría de sus rutas de largo alcance hacia el Pacífico Sur, Europa y Estados Unidos al tiempo que continuó incrementando sus operaciones regionales y fortaleciendo su hub en Lima. En los mercados domésticos, LAN creció gracias al inicio de operaciones en Argentina durante 2005 y a la expansión de las operaciones domesticas de LAN Perú.

The growth in traffic is attributable to a rise of 3.1% in the domestic market and 12.8% on international operations (the latter including domestic flights within Peru and Argentina). LAN increased supply in most of its markets this year in order to take advantage of the growth opportunities that arose. This was the case internationally with the majority of our long- haul routes to the South Pacific, Europe and the United States, while regional operations were again boosted and our hub in Lima strengthened. Domestically, LAN’s growth benefited from the startup of operations in Argentina in 2005 and the expansion of domestic offerings by LAN Peru.

Los ingresos de carga crecieron 17,8% durante 2006, alcanzando los US$1,072,7 millones y representando un 35% de los ingresos consolidados de la compañía. Esto fue resultado de un incremento de 7,0% en la oferta y un alza de 10,1% en los ingresos por ATK. El ingreso unitario mejoró principalmente gracias a un alza de 9,3% en el yield, además del alza de 0,5 puntos en el factor de ocupación, el que alcanzó 66,8%.

Cargo revenues grew by 17.8% during 2006 to US$1,072.7 million, accounting for 35% of LAN’s consolidated income. This increase breaks down into an increase of 7.0 % in supply and 10.1% in revenue per ATK. Unit revenue improved largely because of the 9.3% rise in yields combined with a load factor that was 0.5 percentage points higher at 66.8% .

Los ingresos de carga crecieron 17,8% durante 2006, alcanzando los US$1.072,7 millones y representando un 35% de los ingresos consolidados de la compañía.

Cargo revenues grew by 17.8% during 2006 to US$1,072.7 million, accounting for 35% of LAN’s consolidated revenues.

Durante 2006 LAN administró activamente su oferta en el negocio de carga a fin de adaptarla a la desaceleración de la demanda de exportación desde América Latina y al aumento del tráfico de importación hacia la región. En respuesta a estas condiciones, LAN ha ajustado la rotación de sus aviones con el objeto de apoyar sus vuelos desde la región con escalas en distintos mercados de exportación. Adicionalmente, la compañía está reduciendo sus arriendos en modalidad ACMI (siglas en inglés para avión, tripulación, mantenimiento y seguros) de aviones cargueros e incrementando el uso de su propia flota de aviones cargueros Boeing 767-300F, aprovechando sus bajos costos operacionales y su habilidad de servir adecuadamente a destinos claves. Por su parte, el yield aumentó en forma significativa debido a una mejor tarifa promedio en mercados de importación y traspaso a los clientes de los mayores precios del combustible. En tanto, LAN obtuvo otros ingresos por US$147,9 millones durante 2006. Estos corresponden principalmente a arriendo de aviones a terceros, servicios de logística y courier, ventas a bordo, servicios de handling y mantenimiento, y servicios de bodegaje.

During 2006 LAN actively managed supply in the cargo business to adapt to the deceleration in export demand from Latin America coupled with an upturn in import traffic to the region. In response to these conditions LAN adjusted the rotation of its aircraft on flights from the region to include stopovers in various export markets. In addition, the company is reducing its use of freighters leased under ACMI agreements while increasing employment of company-owned Boeing 767Fs, taking advantage of this model’s low operating costs and suitability for providing solid service to key destinations. Yields were up significantly thanks to better average prices in import markets and pass-through to customers of higher fuel prices.

Other revenues in 2006 amounted to US$147.9 million, consisting mainly of aircraft leasing to third parties, logistics and courier services, on- board sales, maintenance and handling services, and warehouse services.

Los costos operacionales aumentaron 15,5% en 2006 comparado con el año 2005, alcanzando los US$2.731,3 millones. Mientras que la capacidad, medida en ATK, creció 9,3%, los costos por unidad (costos por ATK incluyendo los gastos operacionales, gastos financieros netos y excluyendo otros ingresos) aumentaron 6,9%. Aislando el impacto de los altos precios de combustible, que generaron costos adicionales por US$70,9 millones, los costos por unidad aumentaron 6,2%.

Durante 2006 las principales cuentas de costos tuvieron las siguientes variaciones con respecto al año 2005:

• Las remuneraciones y beneficios aumentaron 19,2% debido principalmente a la apreciación del peso chileno con respecto al dólar estadounidense y al incremento en la dotación, relacionada en gran parte con el inicio de las operaciones de LAN Argentina a mediados de 2005, así como también a una mayor provisión en el programa de incentivos para los empleados.

• Los gastos por combustible crecieron 18,9% debido a un alza de 10,2% en los precios y a un incremento de 7,8% en el consumo, compensado en parte por una flota más eficiente.

• Los gastos por comisiones aumentaron 16,9%, principalmente debido al aumento de 21,7% en los ingresos combinados de pasajeros y carga. Como porcentaje de estos ingresos, las comisiones a agentes disminuyeron 0,6 puntos porcentuales a 14,0%, reducción relacionada principalmente a menores comisiones en el negocio de pasajeros.

• El ítem depreciación y amortización se incrementó en un 52,6% principalmente debido a la incorporación de cuatro nuevos aviones Boeing 767-300 de pasajeros, un nuevo avión Boeing 767-300 carguero y ocho nuevas aeronaves Airbus A319, y debido también la reclasificación de gastos como resultado del cambio en la política contable de mantenimiento en enero de 2006.

• Otros arriendos y tasas de aterrizaje aumentaron 11,7%, debido al efecto de una mayor operación en las tasas aeroportuarias y en gastos de handling.

• El servicio a pasajeros aumentó 5,5%, debido principalmente a que el incremento de 11,5% en el número de pasajeros transportados fuera mitigado por modificaciones en el proceso servicio a bordo en ciertas operaciones domésticas.

• El gasto en arriendo de aviones aumentó 6,4% debido principalmente al incremento del número promedio de aviones arrendados comparado con 2005.

• El gasto de mantenimiento disminuyó 11,3%, dado que el aumento en costos derivados del incremento en la capacidad fue compensado por un aumento en eficiencias relacionadas con la renovación de la fl ota, la renegociación de contratos de mantenimiento con terceros, y la reclasificación de ciertos gastos debido al cambio en la política contable de mantenimiento en enero de 2006.

• Otros gastos operacionales crecieron 14,0% producto del incremento en la operación, que resultó en un aumento en costos de venta y costos relacionados con el programa de viajero frecuente LanPass.

Operating costs in 2006 were up 15.5% over the previous year to a total of US$2,731.3 million. While capacity measured in ATKs increased 9.3%, unit costs (costs per ATK including net financial expenses but excluding other revenues) rose 6.9% , or 6.2% excluding the impact of the US$70.9 million in additional fuel expenditures.

The main cost items experienced the following variations in 2006 as compared to 2005:

•
Wages and benefits increased 19.2% , due primarily to the appreciation of the Chilean peso against the U.S. dollar and the increase in headcount stemming largely from the startup of LAN Argentina’s operations in mid-2005. A greater provision for the employee incentives program also impacted this item.

• Fuel expenses grew 18.9% as a result of a 10.2% increase in prices and a 7.8% rise in consumption, partly offset by a more efficient fleet.

• Commissions to agents increased by 16.9% , mainly because of the 21.7% improvement in combined passenger and cargo revenues. As a percentage of these revenues, total commissions fell by 0.6 percentage points to 14.0 % due principally to lower passenger commissions.

• Depreciation and amortization were up 52.6% , in large part reflecting the incorporation of four new Boeing 767-300 passenger aircraft, a new Boeing 767-300 freighter and eight new Airbus A319s. A further cause was the reclassification of expenses arising from the change in accounting treatment of certain maintenance items that took effect in January 2006.

•Other rental and landing fees rose 11.7% as airport fee rates and handling expenses were applied to a higher level of operations.

• Passenger service costs rose 5.5% , with an 11.5% upturn in the number of passengers carried mitigated by changes in on-board service processes on certain domestic operations.

• Aircraft leasing costs increased by 6.4% due mainly to the increase in the average number of planes leased compared to 2005.

• Maintenance expense declined by 11.3% , the rise in costs resulting from higher capacity being offset by greater efficiencies derived from fleet renewal, the renegotiation of third-party maintenance contracts and the reclassification of certain expenses due to the aforementioned change in maintenance accounting practices at the start of 2006.

• Other operating costs rose 14.0 % due to the higher operating levels and the resulting increase in sales costs and other expenses related to the LanPass frequent flyer program.

In terms of unit analysis, LAN’s revenue per ATK, including the passenger and cargo businesses, grew 11.4% in 2006, surpassing the rise of 6.9% in unit costs. This enabled the company to double its unit margin from US$ 0.02 to US$ 0.04.

A nivel del análisis unitario, el ingreso por ATK de LAN, incluyendo pasajeros y carga, aumentó 11,4% durante 2006, superando el alza de 6,9% en los costos unitarios. Esto permitió duplicar el margen por unidad desde US$ 0,02 a US$ 0,04.

El resultado no operacional del ejercicio se vio impactado por una ganancia extraordinaria debido al ajuste no recurrente en las provisiones de mantenimiento. Este ajuste está relacionado al uso de una política contable más afín al crecimiento que han experimentado la fl ota y operaciones de LAN y alinea la política contable de mantenimiento de la compañía con la de otras importantes aerolíneas. El cambio de política se implementó retroactivamente desde el primero de enero de 2006 y generó un beneficio no operacional extraordinario de US$40,3 millones antes impuesto en el primer trimestre de 2006 debido a la eliminación de provisiones constituidas bajo el método anterior.

Aun considerando este efecto, LAN registró una pérdida no operacional de US$15,7 millones en 2006 comparado con una ganancia de US$31,5 millones en 2005. Esto se debió principalmente a un aumento de 55,0% en los gastos financieros producto del alza en la deuda promedio relacionada con el financiamiento de la fl ota, así como también a una menor ganancia por cobertura de combustible, la que ascendió a US$12,9 millones en 2006 en comparación con US$51,5 millones en 2005.

The non-operating result for the year was affected by extraordinary earnings attributable to a non-recurring adjustment in the provision for maintenance. This adjustment stems from the adoption of accounting practices more appropriate to the growth experienced by LAN’s fleet and operations, and aligns the company’s accounting treatment of maintenance with that of other major airlines. Implementation of the new practices was made retroactive to January 1, 2006, generating an extraordinary non-operating income of US$40.3 million before taxes in the first quarter of 2006 due to the elimination of provisions created under the old accounting method.

Even after including the effects of this change, however, LAN posted a non-operating loss of US$15.7 million in 2006 compared to a gain of US$31.5 million in 2005. This was due primarily to a 55% increase in financial expenses incurred on the rise in debt related to fleet financing, and also reflected lower gains on fuel hedging which were US$12.9 million in 2006 compared to US$51.5 million the year before.

LAN’s demonstrated ability to consistently generate profits despite the challenging scenarios facing the industry underline the company’s many strengths. Together with its solid financial position, the company’s robust position is clearly evident in the fact that it is one of the few airlines anywhere in the world that has an Investment Grade credit rating, an accomplishment that was confirmed once again in 2006.

A nivel del análisis unitario, el ingreso por ATK de LAN, incluyendo pasajeros y carga, aumentó 11,4% durante 2006, superando el alza de 6,9% en los costos unitarios.

In terms of unit analysis, LAN’s income per ATK, including passenger and cargo business, grew 11.4% in 2006, surpassing the rise of 6.9% in unit costs.

La habilidad que ha demostrado LAN en generar consistentes utilidades pese a los escenarios desafiantes de la industria resalta las fortalezas de la compañía. Esto, en conjunto con su sólida posición financiera, se ve reflejado en que LAN es una de las pocas aerolíneas del mundo con una clasificación de riesgo de Grado de Inversión, la que fue reafi rmada nuevamente durante el ejercicio 2006.

Personas

Human Resources

El equipo humano de LAN trabajó con decisión en el diseño e implementación de las nuevas estrategias del negocio, reafi rmando su compromiso con el desarrollo de la compañía.

During 2006 the LAN team worked vigorously on the design and implementation of the company’s new strategies, reaffirming its commitment to the long-term development of the firm.

Durante el año 2006 el equipo humano de LAN trabajó con decisión en el diseño e implementación de las nuevas estrategias del negocio, reafi rmando su compromiso con el desarrollo de la compañía en el largo plazo.

LAN está conciente de que el éxito de su negocio está estrechamente vinculado con el grado de identifi cación de su gente con las metas de la empresa y es por ello que durante este periodo se continuó trabajando en el fortalecimiento de la cultura interna y alineamiento del personal en torno a los cuatro valores de la organización: seguridad, superación, efi ciencia y calidez.

En función de ese objetivo se han implementado diversas iniciativas que apuntan al desarrollo de las personas que trabajan en LAN, destacando entre ellas un programa que involucra la preparación y entrenamiento de los líderes, puntos de contacto interno y externo, a fi n de potenciar sus capacidades al servicio de la compañía. Este proceso fue apoyado, además, con un importante esfuerzo comunicacional al interior de la organización.

En la misma línea, durante 2006 se creó la Universidad Corporativa LAN, entidad que nació para reforzar la capacitación de los funcionarios a través de escuelas que les permitan avanzar en mallas curriculares especializadas. En el último año se realizaron más de 5.000 cursos, con un total de 36.000 participantes, lo que validó el éxito de la iniciativa. En este contexto también se realizó el primer Diplomado de Negocio Aéreo, en conjunto con la Universidad Adolfo Ibáñez, de un semestre de duración y dirigido a un grupo de 50 ejecutivos de LAN y sus fi liales.

During 2006 the LAN team worked vigorously on the design and implementation of the company’s new strategies, reaffirming its commitment to the long-term development of the firm.

Keenly aware that the success of its business is inextricably linked to the ability of company employees to identify with its goals, LAN continued efforts this year to strengthen the fi rm’s internal culture and align its people with the four central values of the organization: safety, drive, efficiency, friendliness.

With this purpose in mind LAN has implemented a series of initiatives aimed at personnel development, primary among them a program involving the preparation and training of future leaders, to deepen their abilities in service of the firm. This process was backed by a major informational campaign throughout the organization.

The year 2006 also saw the inauguration of LAN Corporate University, created by the company to bolster employees’ training via programs allowing them to advance course by course through specialized curricula. This year, more than 5,000 such courses were given to a total of 36,000 enrollees, ample testimony to the success of the initiative. In addition, a one-semester aviation business diploma program, offered in conjunction with Adolfo Ibáñez University, was given for the first time to fi fty executives of LAN and its subsidiaries.

Con el mismo enfoque, durante el año 2006 tuvo lugar un nuevo aumento de cobertura en el programa de becas de co-fi nanciamiento para trabajadores en carreras técnicas, de postgrado o diplomados. Asimismo, LAN continuó desarrollando un programa de nivelación de estudios secundarios para el personal con escolaridad incompleta.

Adicionalmente, los esfuerzos en materia de capacitación se vieron fortalecidos con la inauguración, a mediados de 2006, de un simulador de servicio. Este es un módulo especialmente construido para entrenar a los agentes de servicio al pasajero de aeropuerto, con el objetivo de perfeccionar la atención a clientes.

Por otra parte, durante este periodo la compañía nuevamente extendió a todo su personal el pago de incentivos asociados al resultado de la empresa y al desempeño individual, como una forma de premiar el esfuerzo y dedicación de sus colaboradores. De igual forma se realizaron programas de reconocimiento en las distintas áreas del negocio, mediante evaluaciones de desempeño en los diferentes niveles, todo ello con el propósito de fortalecer el compromiso de los equipos humanos con los objetivos de LAN en términos de efi ciencia, servicio y seguridad que la caracterizan.

In a similar vein, the coverage of co-financing grants for LAN workers taking post-secondary technical, graduate and diploma courses was again increased in 2006. The company also continued developing its program for employees wishing to complete their high-school education.

Personnel training options were broadened in mid-2006 with the launch of a customer-service simulator, a specially built model for training airport staff with a view to improving the quality of our customer service to passengers.

This year LAN once again extended incentive bonuses based on the company’s financial results and personal performance to all staff as a reward for their effort and dedication. Recognition programs were also implemented throughout the firm’s various business areas, consisting of individual performance evaluations at each level.

Durante 2006 se creó la Universidad Corporativa LAN, entidad que nació para reforzar la capacitación de los funcionarios a través de escuelas que les permitan avanzar en mallas curriculares especializadas.

The year 2006 also saw the inauguration of LAN Corporate University, created by the company to bolster employees’ training via programs allowing them to advance course by course through specialized curricula.

En este mismo sentido, el proceso de adecuación del modelo de negocios de LAN también incluyó una revisión de la estructura de la compañía y una racionalización de sus recursos en las áreas de soporte y overhead, de cara a lograr una mayor eficiencia en los costos. Esto implicó una reducción de dotaciones del orden del 10% en estas áreas y la mantención de la dotación en los ámbitos operacionales de acuerdo con los planes de crecimiento de la compañía.

Durante el año 2006 se llevaron a cabo en Chile 13 procesos de negociación colectiva, que abarcaron a 2.025 empleados, tanto de sindicatos como de grupos no sindicalizados. Todos ellos concluyeron exitosamente con la suscripción de contratos y convenios de cuatro años, lo que refl eja las buenas relaciones laborales que priman al interior de la organización.

The idea is to reinforce our teams’ commitment to LAN’s goals of effi ciency, service and safety.

As part of the on-going process of perfecting our business model, LAN carried out a review of the company structure as well as a rationalization of resources in the support and overhead areas in search of greater cost efficiencies. This involved personnel reductions in the two areas on the order of 10% , while maintaining staff levels in operating units as called for in the company’s growth plans.

LAN engaged in thirteen collective bargaining processes during 2006, covering 2,025 workers in both unionized and non-unionized bargaining units. All of these negotiations concluded with the signing of four-year contracts and agreements, a clear reflection of the good labor relations prevailing within the organization.

El rol fundamental que desempeñan las personas dentro de LAN nuevamente se reafirmó con la participación de todos los equipos en los principales logros estratégicos de la compañía. Ello quedó de manifi esto en la sustancial mejora de los índices de puntualidad, en la exitosa implementación del nuevo modelo de bodegaje en carga, en la recepción y operación de los nuevos aviones, en la consolidación de las fi liales, así como en la preparación para la puesta en marcha del nuevo modelo de negocios para las operaciones de corto alcance, entre otros aspectos.

The fundamental role played by our people was once again demonstrated by the participation of all the teams at LAN in the company’s principal strategy achievements. Their positive contributions were clearly evident in a range of accomplishments including a substantial improvement in on-time performance, the successful implementation of the new cargo warehouse model, the reception and operation of new aircraft, the consolidation of our subsidiaries, and the preparations for the roll-out of our new short-haul business model.

Dotaciones /Staff and Personnel

	2006	2005
Administración / Administrative	2,928	3,222
Mantenimiento / Maintenance	1,892	1,977
Operaciones / Operations	4,826	4,727
Tripulantes de Cabina / Cabin Crew	2,043	2,101
Tripulantes de Mando / Cockpit Crew	1,029	1,015
Ventas / Sales	1,906	2,057
Total	14,624	15,099

Nuestro Compromiso Social
Our Social Commitment

Balance General Consolidado

	Al 31 de diciembre
	2006	2005
	MUS$	MUS$
Total Activos Circulantes	706.308	577.061
Disponible	9.565	11.733
Depósito a plazo	148.977	34.519
Valores negociables (neto)	60.069	112.983
Deudores por venta (neto)	235.263	178.242
Documentos por cobrar (neto)	6.148	5.013
Deudores varios (neto)	115.101	126.813
Documentos y cuentas por cobrar empresas relacionadas	4.765	899
Existencias (neto)	46.827	37.283
Impuestos por recuperar	34.048	24.307
Gastos pagados por anticipado	26.786	24.278
Impuestos diferidos	6.435	7.670
Otros activos circulantes	12.324	13.321
Total Activos Fijos	1.876.027	1.252.270
Terrenos	10.739	10.739
Construcción y obras de infraestructura	102.620	96.843
Maquinarias y equipos	1.801.799	1.143.612
Otros activos fi jos	550.326	444.786
Depreciación acumulada (menos)	(589.457)	(443.710)
Total Otros Activos	346.454	314.288
Inversiones en empresas relacionadas	1.845	1.649
Inversiones en otras sociedades	1.637	1.190
Menor valor de inversiones	43.540	44.926
Mayor valor de inversiones (menos)	(71)	(175)
Deudores a largo plazo	28.915	9.756
Documentos y cuentas por cobrar empresas relacionadas largo plazo	51	10.252
Intangibles	4.138	3.697
Amortización (menos)	(1.878)	(1.388)
Otros	268.277	244.381
Total Activos	2.928.789	2.143.619

81

LAN entiende la Responsabilidad Social Corporativa como una visión de negocios que integra en la gestión empresarial, el respeto por los valores éticos, las personas, la comunidad y el medio ambiente.

At LAN, we conceive of corporate social responsibility as a business vision that fully integrates respect for people, the community, the environment, and ethical values into all aspects of company management.

LAN entiende la Responsabilidad Social Corporativa (RSC) como una visión de negocios que integra en la gestión empresarial, el respeto por los valores éticos, las personas, la comunidad y el medio ambiente.

Para desarrollar la RSC, la compañía se ha preocupado de potenciar los valores de la organización -seguridad, efi ciencia, calidez y superación- con miras a maximizar beneficios sociales y empresariales, siendo responsables con los grupos de interés, como son: las personas de LAN, clientes, proveedores y autoridades, entre otros.

Con el objetivo de evaluar el nivel de avance de la empresa en este ámbito, durante el año 2006 se efectuó un completo diagnóstico regional sobre calidad de vida laboral, marketing responsable, ética empresarial, relación con la comunidad y medio ambiente, involucrando a los equipos humanos de Chile, Argentina, Perú y Ecuador.

Este proceso le permitió a LAN defi nir su plan de desarrollo en el área de la RSC, el cual considera, en una primera etapa, el fortalecimiento de sus buenas relaciones con las comunidades en las cuales opera. Este plan busca fomentar la participación social de las personas de la compañía, a través de diversas oportunidades de voluntariado, así como disponer del servicio que presta LAN en el ámbito de la educación y de la asistencia en salud.

At LAN, we conceive of corporate social responsibility (CSR) as a business vision that fully integrates respect for people, the community, the environment, and ethical values into all aspects of company management.

To develop CSR, LAN has devoted considerable effort to invigorating the organization’s core values of safety, effi ciency, friendliness and drive in its quest to maximize both social and corporate benefi ts while acting responsibly towards interest groups such as company employees, customers, suppliers and government authorities.

To assess our progress in CSR we carried out a complete regional diagnostic during 2006 of  our employee working conditions, responsible marketing practices, management ethics, community relations and environmental policies involving our teams in Chile, Argentina, Peru and Ecuador.

The results of this process were instrumental in defi ning our CSR development plan, with the first stage focused on strengthening LAN’s good relations with the communities it operates in. The plan seeks to encourage the involvement of company personnel in social actions through volunteering opportunities as well as making LAN’s services available for activities in the areas of education and health assistance.

Para llevar a cabo con éxito este programa, durante el año 2006 se conformó en Chile un grupo de gestión transversal que agrupa a representantes de cada una de las vicepresidencias de LAN. Este equipo es responsable de la implementación del plan de RSC, canalizar iniciativas y difundir sus prácticas en las respectivas áreas. Con la misma fi nalidad, próximamente se instalarán grupos de similares características en Argentina, Perú y Ecuador.

Para LAN, un factor fundamental en la RSC es elapoyo al desarrollo de sus personas, tanto en el ámbito profesional como en el personal. Como seve refl ejado en el capítulo “Personas”, la compañía cuenta con diversas políticas y acciones en esta dirección.

To ensure the success of this program, a horizontal management group was set up in Chile in 2006 uniting representatives of each of LAN’s areas. Group members are responsible for implementing the CSR plan, channeling initiatives and disseminating its practices in their respective areas. With the same goals in mind, similar entities will soon be created at in Argentina, Peru and Ecuador.

A fundamental factor in LAN’s approach to CSR is the support we provide, both professional and personal, for the development of our employees. As we noted in the “Human Resources” section of this report, the company has a range of policies and activities devoted to this purpose.

Compromiso con la Comunidad

El establecimiento de relaciones cercanas con las comunidades donde opera es un objetivo prioritario para LAN. En función de ello, ha venido trabajando en actividades de apoyo social que facilitan el desarrollo del voluntariado, promoviendo la integración regional y el valor de la superación.

Commitment to the Community

Establishing close relations with the communities LAN serves is a top priority. To this end the company has been involved in a number of social outreach initiatives to encourage volunteering and promote regional integration and a culture of drive.

Since 2002, LAN has worked with the non-profit organization “A Roof for My Country,” backing its valuable efforts to do away with squatter settlements in Latin America. The relationship was formalized in December 2006 with the signing of a regional agreement to support the expansion of the group’s projects throughout the region. Under the terms of  this agreement LAN will fi nance emergency shelters built by our own personnel in countries where the airline has a presence. In 2006 some 400 company employees took part in the building of 29 such shelters, bringing to 100 the total number of these units completed in Chile, Uruguay, Peru, Argentina and Mexico over the last four years with the labor of more than a thousand LAN volunteers. The company also provides transportation services around Latin America to workers at the Organization.

Es así como LAN trabaja desde el año 2002 con la organización “Un Techo para Mi País” (UTPMP), apoyándola en su labor de poner fi n a los asentamientos marginales en Latinoamérica, alianza que se formalizó en diciembre de 2006, mediante la fi rma de un convenio regional para apoyar la expansión del proyecto en el continente. A través de este acuerdo, LAN fi nancia viviendas de emergencia que son construidas por sus propios colaboradores en aquellos países donde opera. El año 2006, 400 personas de la compañía construyeron 29 viviendas y se alcanzó un total de 100 casas de emergencia construidas en Chile, Uruguay, Perú, Argentina y México, involucrando a más de mil voluntarios de LAN en estos cuatro años. Adicionalmente, facilita el traslado de las personas que trabajan en UTPMP entre los países de la región.

LAN también apoya el desarrollo de la Fundación América Solidaria, cuya misión es contribuir a superar la pobreza de las zonas más críticas de América Latina y el Caribe, a través del aporte de profesionales de excelencia en distintas disciplinas. Para estos efectos, desde el año 2005, la compañía se encarga del traslado de los voluntarios y funcionarios de esta institución.

“La Semana LAN” es otro de los proyectos creados para acercarse a la comunidad. En el mes de julio del año 2006, en la ciudad de Bariloche, LAN Argentina convocó a más de mil personas bajo la propuesta “Juntos queremos abrir más cielos”. Esta iniciativa consiste en la realización de diferentes actividades, abiertas al público en general, relacionadas con la cultura, el arte, el deporte y la música, donde todo lo recaudado fue destinado a fi nes benéficos.

Another beneficiary of support from LAN is the Chile-based America Solidaria Foundation, whose mission is to help fi ght poverty in the most critical areas of Latin America and the Caribbean by providing top-notch professionals in many different fi elds. Since 2005 the airline has made its fl ights available for transfers of all Foundation personnel and volunteers.

“LAN Week” is yet another project created by the company as part of its community outreach. The event, held by LAN Argentina in the town of Bariloche under the theme “Opening More Skies Together”, attracted more than a thousand people in July 2006. Various activities open to the general public were organized in the areas of culture, art, sports and music, with all proceeds donated to various charitable works.

Por otra parte, en agosto pasado, el equipo de personas de LAN Perú, con la ONG Bola Roja, el Instituto Gesundheit y Patch Adams, se unieron para realizar la campaña solidaria “Pintando Belén”, pueblo del oriente peruano. A su vez en Chile, la compañía continuó apoyando la labor del Hogar de Cristo a través del programa 1+1, que duplica el aporte mensual que hacen los trabajadores socios (13% delas personas de LAN en Chile). Este aporte se destina al Hogar “San Luis Gonzaga” y al Centro Infantil “Los Nidos de Pudahuel”.

Adicionalmente, durante el año 2006, LAN apoyó a diversas instituciones entre las cuales destacan la Fundación Rostros Nuevos, a través de su evento anual “Mesón del Encuentro”; la Fundación Montealianza; el Instituto Nacional del Cáncer; el Centro Educacional San Lorenzo; la Fundación Encestando Una Sonrisa; la Corporación para Ciegos; Conapran; la Corporación de la Vida y la Esperanza; y la Fundación Make a Wish. Además, colaboró con la celebración de la Navidad, realizada por la Presidencia de la República de Chile, actividad que congregó a más de 55 mil niños de escasos recursos.

The company’s commitment was also refl ected in the “Painting Belen” solidarity campaign, a joint effort of LAN Peru, the NGO “Bola Roja,” the Gesundheit Institute and Patch Adams undertaken in August 2006 in the Peruvian city of Iquitos. In Chile, meanwhile, LAN continues to support the Hogar de Cristo charitable foundation through its 1+1 program, which matches the monthly contributions made by the more than 13% of company personnel who are foundation members. The proceeds collected are in aid of the San Luis Gonzaga residence and Nidos de Pudahuel, a home for pre-school children at risk.

Also in 2006, LAN provided support for a series of activities organized by various charitable institutions in Chile such as the Rostros Nuevos Foundation through its annual event, the Montealianza Foundation, the National Cancer Institute, the San Lorenzo Educational Center, the Basket a Smile Foundation, the Corporation for the Blind, the National Council for the Protection of the Aged, the Corporation for Life and Hope and the Make a Wish Foundation. The company also helped fund a special Christmas celebration held by the President of Chile for more than 55,000 low-income children.

Las personas de LAN podrán canalizar sus inquietudes de apoyo social a través del concurso anual que lanzará la compañía el año 2007, para incentivar la generación de nuevas ideas e iniciativas que fomenten la educación de calidad y el turismo sostenible. Así, los proyectos que sean avalados y patrocinados por personas de LAN, podrán postular a los fondos que concursará la compañía para estos efectos.

Por otra parte, LAN entrega apoyo a aquellas personas que sufren enfermedades críticas, a través de su rápido traslado hacia alguna ciudad que le permita recibir una mejor atención médica y aumentar sus posibilidades de recuperación. Es así como durante el 2006 la compañía trasladó a 53 pacientes, con un acompañante, en Perú, Argentina y Chile.

Asimismo, desde enero del año 2002, LAN presta un importante apoyo en la rehabilitación de niños quemados de Latinoamérica, mediante su traslado desde diferentes países de la región hacia Chile, donde se encuentra el Instituto Coaniquem, que es el único centro de rehabilitación existente en Sudamérica. En el 2006, LAN trasladó a 32 niños y sus compañantes por estos motivos. Además, la compañía mantiene una alianza con la Corporación de Promoción de Trasplantes de Chile, en función de la cual se trasladan gratuitamente órganos para que puedan ser trasplantados. Gracias a este convenio, 31 pacientes se benefi ciaron durante el año 2006.

Igualmente, la preocupación de la compañía por la rehabilitación de niños y jóvenes con discapacidad, ha sido una constante en los últimos años y, es así como, en el 2006 colaboró activamente en las campañas de recaudación de fondos de la obra Teletón tanto en Chile como en Perú. En ambos países se realizaron campañas internas con el fi n de recaudar fondos, complementando así la donación institucional e incorporando activamente a las personas de LAN en esta misión.

Starting in 2007 LAN personnel will be able to channel their interest in social action through an annual contest to be launched by the company that will provide incentives for the generation of new ideas and initiatives to develop quality education and sustainable tourism. Any project funded or sponsored by a LAN employee will be eligible to apply for funds will make available the company for this purpose.

LAN also supports those who suffer from serious illnesses through the provision of air transportation to locations where superior medical attention is available and chances of recovery are better. In 2006 LAN transferred 53 patients accompanied by one escort in Peru, Argentina and Chile.

In addition, since 2002 LAN has been actively involved in helping child burn victims by supplying transportation from various Latin America countries to Chile where they are received at the Coaniquem Institute, the only center for serious burn treatment in South America. In 2006 a total of 32 children and their escorts were fl own to Chile for treatment at the Institute. Also, the company maintains an alliance with an organ transplant support organization, carrying kidneys needed for transplants at no charge. During 2006, 31 patients benefited from this service.

LAN’s concern for the rehabilitation of young people with disabilities has been a constant over the last several years, and in 2006 the company made a major contribution to the Telethons held in Chile and in Peru. Internal campaigns were conducted in both countries to collect funds, complementing LAN’s corporate donation and actively involving company employees in the Telethon mission.

En Torno a Nuestro Producto:

Para acercar el mundo aeronáutico a la comunidad, la compañía se ha propuesto educar a niños y jóvenes de los países de la región, a través del atractivo programa “Todos Podemos Volar”. El objetivo es que puedan vivir la experiencia de volar y conocer todo lo que ocurre alrededor de los aviones: cómo vuelan y los servicios que presta el transporte aéreo a los ciudadanos, entre otras aspectos.

Este es un programa que lleva algunos años implementándose en distintas localidades donde LAN opera, especialmente en Chile y Argentina. Así, por ejemplo, solo en Argentina, 322 escolares, acompañados por los docentes, de 32 escuelas de las ciudades de Buenos Aires, Córdoba y Mendoza, pudieron concretar su primera experiencia de volar.

Compromiso con la Educación

La compañía se ha propuesto apoyar iniciativas que impacten en el desarrollo de la educación de los países latinoamericanos.

En este contexto, LAN participa activamente en la iniciativa empresarial chilena “Agenda Pro- Crecimiento II”, de la Sociedad de Fomento Fabril (SOFOFA), en su capítulo Educación-Empresa. Esta participación se realiza a través del trabajo en un equipo multisectorial (sector privado, ONG y el Gobierno), para el fomento y recolección de fondos, con el fi n de dotar de bibliotecas a escuelas de escasos recursos. LAN ha liderado esta iniciativa, entregando las primeras bibliotecas en Arica, Iquique y Punta Arenas.

Sharing Our Product

LAN has also organized activities to share the world of aviation with the community through its “Everyone Can Fly” program for low-income children and adolescents throughout the region. The purpose is to create an opportunity for young people to gain fi rst-hand experience with fl ying and learn all about planes, how they work and what services air transportation provides to society.

The program has existed for several years and has been held in various locations where LAN operates, particularly Chile and Argentina. In the latter country alone, 322 schoolchildren and their teachers from 32 participating schools in Buenos Aires, Cordoba and Mendoza have already had their first experience of flight.

A Commitment to Education

LAN has supported various initiatives that have had a positive impact on education in Latin America.

As part of this commitment the company plays an active role in the educational component of the “Pro-Growth Agenda II” initiative organized by SOFOFA, the Federation of Chilean Industry. The company’s involvement is channeled through a multisectoral team bringing together government, NGOs and the private sector to raise funds for creating libraries at underfunded schools. LAN is leading this effort, which has already delivered libraries to schools in the Chilean cities of Arica, Iquique and Punta Arenas.

Durante el año 2006, y por segundo año consecutivo, LAN continuó apoyando al programa “Inglés Abre Puertas”

LAN in 2006 continued its support of the Chilean Ministry of Education’s “English Opens Doors” program

Durante el año 2006, y por segundo año consecutivo, LAN continuó apoyando al programa “Inglés Abre Puertas” del Ministerio de Educación de Chile, a través de la entrega del premio al primer lugar del Torneo Nacional de Debates en Inglés, consistente en viajes dentro del país para todo el equipo del colegio ganador. Este certamen contó con la participación de más de 2.000 estudiantes de todo el país.

En este período, LAN también participó en una iniciativa organizada por la Fundación Educación Empresa, orientada a acercar a los jóvenes chilenos al mundo laboral. Cerca de 2.500 alumnos de diferentes colegios de la ciudad de Santiago, participaron en una jornada de charlas de apoyo vocacional, ofrecidas por distintos panelistas y profesionales del mundo empresarial. Posteriormente, un grupo de jóvenes visitó la Base de Mantenimiento de la compañía, en el Aeropuerto Comodoro Arturo Merino Benítez, que concluyó con una presentación del negocio de la compañía y, a través de la visión de jóvenes ejecutivos, se les transmitió también la experiencia de trabajar en LAN.

In 2006 LAN continued its support of the Chilean Ministry of Education’s “English Opens Doors” program for the second consecutive year, through the gift of f ights within the ountry to the winning team in the program’s National Debate in English Tournament. More than two thousand students from around the country participated in the contest.

This year LAN also took part in an initiative of the Corporate Education Foundation aimed at familiarizing local youth with the world of work. Some 2,500 secondary school students from various schools in Santiago attended a day of career development talks given by various panelists and professionals from the business world. A group of young people were later taken on a tour of LAN’s maintenance facility at Santiago International Airport, which ended with a presentation on the company’s business activities in which young executives offered their vision of the LAN work experience.

Compromiso con el Medioambiente

El compromiso de LAN con el respeto y preservación del medio ambiente queda de manifi esto especialmente en el histórico plan de renovación de fl ota en que se encuentra embarcada desde el año 2006.

Commitment to the Environment

LAN’s commitment to environmental protection is particularly evident in the company’s historic fleet renewal plan launched this year. Recently incorporated aircraft meet considerably stricter standards for noise, thus achieving a significant improvement in this type of pollution. As an example, LAN’s new fleet has reduced the area of acoustic impact - exceeding 85 decibels - in the vicinity of the runway from 12 km2 to 3.1 km2, benefiting not only airport personnel but also the population living in adjacent residential areas.

En efecto, los nuevos aviones que se están incorporado permiten una mejora sustancial en los estándares de ruido, reduciendo en forma importante la contaminación por este concepto. Como ejemplo de ello, la nueva fl ota ha logrado disminuir el impacto acústico en la superfi cie cercana a la pista - superior a los 85 decibeles-, de 12 km2 a 3,1 km2, benefi ciando tanto a las personas que trabajan en el aeropuerto, como a la población que habita en las viviendas aledañas.

Además, los nuevos aviones de LAN disminuyen el consumo de combustible en porcentajes que van desde 9% a 15% con respecto a la fl ota anterior, con la consiguiente reducción de emisiones. Adicionalmente, estas aeronaves están dotadas con tecnología de última generación en lo que se refi ere a instrumentos de navegación y comunicaciones, lo que permite optimizar el espacio aéreo y disminuir el consumo de combustible.

Por otra parte, LAN ha continuado avanzando en la implementación de iniciativas en torno al reciclaje de los materiales que emplea. En este sentido, destacan el programa de reciclaje de papel ejecutado durante el año 2006 en Argentina, en benefi cio del Hospital Garran, y una iniciativa similar implementada en Chile.

LAN’s new planes also boast reductions in fuel consumption of 9% to 15% over the existing fl eet, with corresponding declines in emissions. The recently acquired aircraft are fi tted with the latest-generation technology in navigation and communication instruments and feature implementations that optimize air space and reduce the use of fuel.

Another environmental initiative LAN continues to develop is the recycling of various types of materials it uses. Noteworthy examples are the paper recycling program undertaken in Argentina in 2006, the benefi ts of which were destined to the Garran Hospital, and a similar project implemented in Chile.

En la misma línea, el acondicionamiento y donación de computadores personales es una de las formas que LAN ha escogido para reciclar y hacer aportes a organizaciones sociales. Es así como durante el año 2006 LAN donó computadores reacondicionados a distintas organizaciones sociales en Chile, entre las que se encuentran el Hogar de Cristo, Cuerpo de Bomberos de Quilicura y la Fundación Todo Chile Enter.

The reconditioning and donation of personal computers is another way LAN combines recycling with giving to social organizations. Refurbished units were donated to various institutions around Chile in 2006 such as the Hogar de Cristo, the Quilicura Volunteer Fire Service and the Todo Chile Enter Foundation.

Información Financiera Consolidada
Consolidated Financial Information

PAR MAYOR INFORMACIÓN ACERCA DE LOS ESTADOS FINANCIEROS, CONSULTE EL CD ADJUNTO.

FOR FURTHER INFORMATION REGARDING THE FINANCIAL STATEMENTS PLEASE REFER TO THE ACCOMPANYING CD.

Balance General Consolidado

	Al 31 de diciembre
	2006	2005
	MUS$	MUS$

Total Pasivos Circulantes	876.283	682.251

Obligaciones con bancos e instituciones fi nancieras a corto plazo	8.996	11.666
Obligaciones con bancos e instituciones fi nancieras a largo plazo
con vencimiento dentro de un año	89.883	53.104
Obligaciones largo plazo con vencimiento dentro un año	55.040	45.687
Dividendos por pagar	67.789	35.000
Cuentas por pagar	260.947	235.988
Acreedores varios	-	532
Documentos y cuentas por pagar empresas relacionadas	301	327
Provisiones	73.272	79.393
Retenciones	45.729	34.836
Impuesto a la renta	1.530	481
Ingresos percibidos por adelantado	265.307	175.580
Otros pasivos circulantes	7.489	9.657

Total Pasivos a Largo Plazo	1.421.875	955.282

Obligaciones con bancos e instituciones fi nancieras	1.031.082	521.974
Acreedores varios largo plazo	523	17.039
Provisiones largo plazo	45.892	117.277
Impuestos diferidos a largo plazo	126.886	95.576
Otros pasivos a largo plazo	217.492	203.416

Interés Minoritario	4.311	3.373

Total Patrimonio	626.320	502.713

Capital pagado	134.303	134.303
Otras reservas	2.620	2.620
Utilidades acumuladas	363.947	290.640
Utilidad del ejercicio	241.300	146.601
Dividendos provisorios (menos)	(115.850)	(71.451)

Total Pasivos y Patrimonio	2.928.789	2.143.619

Estado Consolidado de Resultados

	Por los ejercicios terminados Al 31 de diciembre
	2006	2005
	MUS$	MUS$

Resultado de Explotación	302.622	141.636

Margen de Explotación	1.222.895	939.744

Ingresos de explotación	3.033.960	2.506.353
Costos de explotación (menos)	(1.811.065)	(1.566.609)
Gastos de administración y ventas (menos)	(920.273)	(798.108)

Resultado Fuera de Explotación	(15.734)	31.460

Ingresos fi nancieros	7.897	12.426
Utilidad inversiones empresas relacionadas	598	583
Otros ingresos fuera de la explotación	57.096	56.510
Amortización menor valor de inversiones (menos)	(3.323)	(3.225)
Gastos fi nancieros (menos)	(60.739)	(39.191)
Otros egresos fuera de la explotación (menos)	(22.938)	(1.913)
Corrección monetaria	139	266
Diferencias de cambio	5.536	6.004

Resultado antes de Impuesto a la Renta e Itemes Extraordinarios	286.888	173.096

Impuesto a la renta	(46.837)	(28.258)

Utilidad (Pérdida ) antes de Interés Minoritario	240.051	144.838

Interés Minoritario	1.244	1.754

Utilidad (Pérdida ) Líquida	241.295	146.592

Amortización mayor valor de inversiones	5	9

Utilidad del Ejercicio	241.300	146.601

Estado Consolidado de Flujo Efectivo Directo

	Al 31 de diciembre
	2006 MUS$	2005 MUS$

Flujo Neto Originado por Actividades de la Operación	490.254	276.937

Recaudación de deudores por ventas	2.951.595	2.213.947
Ingresos fi nancieros percibidos	6.358	11.679
Dividendos y otros repartos percibidos	304	350
Otros ingresos percibidos	24.632	64.789
Pago a proveedores y personal (menos)	(2.371.090)	(1.938.117)
Intereses pagados (menos)	(60.107)	(36.630)
Impuesto a la renta pagado (menos)	(14.581)	(1.782)
Otros gastos pagados (menos)	(11.592)	(1.724)
Impuesto al valor agregado y otros similares pagados (menos)	(35.265)	(35.575)

Flujo Neto Originado por Actividades de Financiamiento	503.717	177.888

Colocación de acciones de pago	2.541	3.213
Obtención de préstamos	821.324	268.501
Pago de dividendos (menos)	(84.910)	(43.536)
Repartos de capital (menos)	-	(1.901)
Pago de préstamos (menos)	(223.415)	(35.481)
Pago de gastos por emisión y colocación de acciones (menos)	(6)	-
Otros desembolsos por fi nanciamiento (menos)	(11.817)	(12.908)

Flujo Neto Originado por Actividades de Inversión	(905.649)	(560.446)

Ventas de activo fi jo	7.620	1.694
Ventas de inversiones permanentes	1.386	373
Ventas de otras inversiones	26.671	77.608
Otros ingresos de inversión	-	1
Incorporación de activos fi jos (menos)	(920.429)	(592.410)
Pago de intereses capitalizados (menos)	-	(3.110)
Inversiones permanentes (menos)	(2.238)	(5.624)
Inversiones en instrumentos fi nancieros (menos)	-	(38.978)
Otros desembolsos de inversión (menos)	(18.659)	-

Flujo Neto Total del Período	88.322	(105.621)

Efecto de la Infl ación sobre el Efectivo y Efectivo Equivalente	(97)	24

Variación Neta del Efectivo y Efectivo Equivalente	88.225	(105.597)

Saldo Inicial de Efectivo y Efectivo Equivalente	111.271	216.868

Saldo Final de Efectivo y Efectivo Equivalente	199.496	111.271

Conciliación Flujo - Resultado

CONCILIACION ENTRE EL FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACION Y EL RESULTADO DEL EJERCICIO

	Al 31 de diciembre
	2006	2005
	MUS$	MUS$

Utilidad del ejercicio	241.300	146.601

Resultado en venta de activos	(1.104)	(1.511)

(Utilidad) Pérdida en venta de activos fijos	(1.133)	(1.511)
Pérdida en venta de inversiones	29	-

Cargos (Abonos) a Resultado que no representan fl ujo de efectivo	82.312	81.265

Depreciación del ejercicio	120.810	73.969
Amortización de intangibles	506	381
Castigos y provisiones	20.902	10.827
Utilidad devengada en inversiones en empresas relacionadas (menos)	(598)	(583)
Amortización menor valor de inversiones	3.323	3.225
Amortización mayor valor de inversiones (menos)	(5)	(9)
Corrección monetaria neta	(139)	(266)
Diferencia de cambio neta	(5.536)	(6.004)
Otros abonos a resultado que no representan flujo de efectivo (menos)	(62.338)	(519)
Otros cargos a resultado que no representan flujo de efectivo	5.387	244

Variación de Activos que afectan al flujo de efectivo (aumento)
disminución	(19.634)	(65.258)

Deudores por ventas	(47.099)	(26.083)
Existencias	(9.175)	(9.526)
Otros activos	36.640	(29.649)

Variación de Pasivos que afectan al fl ujo de efectivo aumento
(disminución )	188.624	117.594

Cuentas por pagar relacionadas con el resultado de la explotación	160.734	99.843
Intereses por pagar	4.297	6.814
Impuesto a la renta por pagar (neto)	31.641	27.463
Otras cuentas por pagar relacionadas con el resultado fuera de explotación	(12)	146
Impuesto al valor agregado y otros similares por pagar (neto)	(8.036)	(16.672)

Utilidad (Pérdida ) del Interés Minoritario	(1.244)	(1.754)

Flujo Neto originado por Actividades de la Operación	490.254	276.937

Consolidated Balance Sheet

	At December 31,
	2006	2005
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	9,565	11,733
Time deposits	148,977	34,519
Marketable securities	60,069	112,983
Trade accounts receivable and other, net	356,512	310,068
Notes and accounts receivable from related companies	4,765	899
Inventories	46,827	37,283
Prepaid and recoverable taxes	34,048	24,307
Prepaid expenses	26,786	24,278
Deferred income tax assets	6,435	7,670
Other current assets	12,324	13,321
Total current assets	706,308	577,061

PROPERTY AND EQUIPMENT (net)	1,876,027	1,252,270

OTHER ASSETS
Investments in related companies	1,845	1,649
Goodwill	43,469	44,751
Notes and accounts receivable from related companies	51	10,252
Long-term accounts receivable	28,915	9,756
Advances for purchases of aircraft and other deposits	237,853	223,288
Other	34,321	24,592
Total other assets	346,454	314,288
Total assets	2,928,789	2,143,619

Consolidated Balance Sheet

	At December 31,
	2006	2005
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from financial institutions	8,996	11,666
Current portion of long-term loans from financial institutions	89,883	53,104
Current portion of long-term leasing obligations	43,070	33,870
Securitization obligation	11,970	11,817
Dividends payable	67,789	35,000
Accounts payable	260,947	235,988
Notes and accounts payable to related companies	301	327
Air traffic liability and other unearned income	265,307	175,580
Other current liabilities	128,020	124,899
Total current liabilities	876,283	682,251

LONG-TERM LIABILITIES
Loans from financial institutions	1,031,082	521,974
Securitization obligation	19,578	31,549
Other creditors	22,004	27,755
Provisions	45,892	117,277
Obligations under capital leases	176,433	161,151
Deferred income tax liabilities	126,886	95,576

Total long-term liabilities	1,421,875	955,282

MINORITY INTEREST	4,311	3,373

SHAREHOLDERS’ EQUITY
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	489,397	365,790
Total shareholders’ equity	626,320	502,713
Total liabilities and shareholders’ equity	2,928,789	2,143,619

Consolidated Statements of Income

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
REVENUES
Passenger	1,813,373	1,460,584	1,169,049
Cargo	1,072,730	910,453	799,656
Other	147,857	135,316	124,240
Total operating revenues	3,033,960	2,506,353	2,092,945

EXPENSES
Wages and benefits	(442,967)	(371,596)	(292,823)
Aircraft fuel	(763,951)	(642,696)	(414,539)
Commissions to agents	(403,899)	(345,387)	(291,693)
Depreciation and amortization	(122,802)	(80,456)	(77,443)
Passenger services	(56,077)	(53,176)	(44,992)
Aircraft rentals	(157,681)	(148,202)	(132,425)
Aircraft maintenance	(117,206)	(132,198)	(120,818)
Other rentals and landing fees	(336,821)	(301,544)	(287,842)
Other operating expenses	(329,934)	(289,462)	(258,270)
Total operating expenses	(2,731,338)	(2,364,717)	(1,920,845)

Operating income	302,622	141,636	172,100

OTHER INCOME AND EXPENSES
Interest income	7,897	12,426	10,830
Interest expense	(60,739)	(39,191)	(36,459)
Other income - net	37,113	58,234	45,162
Total other income (expense)	(15,729)	31,469	19,533

Income before minority interest	286,893	173,105	191,633
Minority interest	1,244	1,754	212
Income before income taxes	288,137	174,859	191,845
Income taxes	(46,837)	(28,258)	(28,293)

NET INCOME	241,300	146,601	163,552

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	2,951,595	2,213,947	1,989,671
Interest income	6,358	11,679	9,596
Other income received	24,936	65,139	54,171
Payments to suppliers and personnel	(2,371,090)	(1,938,117)	(1,638,208)
Interest paid	(60,107)	(36,630)	(37,117)
Income tax paid	(14,581)	(1,782)	(194)
Other expenses paid	(11,592)	(1,724)	(1,806)
Value-added tax and similar payments	(35,265)	(35,575)	(29,360)

Net cash provided by operating activities	490,254	276,937	346,753

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	821,324	268,501	2,817
Dividend payments	(84,910)	(43,536)	(81,577)
Loans repaid	(223,415)	(35,481)	(43,725)
Other	(9,282)	(11,596)	(12,283)

Net cash provided by (used in) financing activities	503,717	177,888	(134,768)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(920,429)	(592,410)	(126,911)
Proceeds from sales of property and equipment	7,620	1,694	2,098
Sale of financial instruments and other investments	28,057	77,981	51,725
Other investments	(2,238)	(5,624)	(939)
Investments in financial instruments	-	(38,978)	(76,800)
Other	(18,756)	(3,085)	(2,042)
Net cash used in investing activities	(905,746)	(560,422)	(152,869)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	88,225	(105,597)	59,116
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	111,271	216,868	157,752
CASH AND CASH EQUIVALENTS AT END OF YEAR	199,496	111,271	216,868

Reconciliation of Net Income to Net Cash Provided by Operating Activities

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
NET INCOME FOR THE YEAR	241,300	146,601	163,552

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	120,810	73,969	68,132
Gain on sales of investments	29	-	422
Gain on sales and retirements of property and equipment	(1,133)	(1,511)	(1,289)
Proportional share of results of equity method investments	(598)	(583)	249
Amortization of goodwill	3,318	3,216	3,134
Minority interest	(1,244)	(1,754)	(212)
Write-offs and provisions	20,902	10,827	13,671
Foreign exchange gains	(5,675)	(6,270)	(2,437)
Other	(56,445)	106	(257)

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable - trade	(47,099)	(26,083)	103,262
(Increase) decrease in inventories	(9,175)	(9,526)	(8,967)
(Increase) decrease in other assets	36,640	(29,649)	(603)
(Decrease) increase in accounts payable	160,734	99,843	(11,083)
(Decrease) increase in other liabilities	27,890	17,751	19,179
Net cash provided by operating activities	490,254	276,937	346,753

Declaración Jurada / Responsibility Statement

En nuestra calidad de Directores y Representante Legal de la sociedad Lan Airlines S.A., declaramos bajo juramento nuestra responsabilidad respecto de la veracidad de toda la información contenida en esta memoria anual.

As Directors and Legal Representative of Lan Airlines S. A., we declare under oath our responsability on the veracity of the information contained in this annual report

Jorge Awad Mehech	Dario Calderón González

José Cox Donoso	Juan Cueto Sierra

Juan José Cueto Plaza	Ramón Eblen Kadis

Bernardo Fontaine Talavera	Sebastián Piñera Echenique

Andrés Navarro Haeussler	Alejandro de la Fuente Goic Vicepresidente de Finanzas Chief Financial Officer

Estados Financieros Consolidados

Contenido

Informe de los auditores independientes.
Balance general consolidado.
Estado consolidado de resultados.
Estado consolidado de flujos de efectivo.
Notas a los estados financieros consolidados.

US$	Dólares estadounidenses
MUS$	Miles de dólares estadounidenses
$	Peso chileno
UF	Unidades de fomento

PricewaterhouseCoopers RUT:81.513.400-1
INFORME DE LOS AUDITORES INDEPENDIENTES	Santiago de Chile
Av. Andrés Bello 2711
Torre Costanera - Pisos 2, 3, 4 y 5 Las Condes
Teléfono [56] (2) 940 0000

Santiago, 5 de febrero de 2007

Señores
Accionistas y Directores
LAN Airlines S.A.

Hemos efectuado una auditoría a los balances generales consolidados de LAN Airlines S.A. y filiales al 31 de diciembre de 2006 y 2005 y a los correspondientes estados consolidados de resultados y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de LAN Airlines S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, con base en las auditorías que efectuamos. El análisis razonado y los hechos relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes y las informaciones revelados en los estados financieros. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de LAN Airlines S.A. y filiales al 31 de diciembre de 2006 y 2005, los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Chile.

En Nota 3 a los estados financieros consolidados, se explica y fundamenta el cambio que en 2006 la Sociedad Matriz y filiales realizaron al método de contabilización del costo de mantenimiento.

JUAN RONCAGLIOLO G.
PricewaterhouseCoopers

Balance General Consolidado

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Total Activos Circulantes		706.308	577.061

Disponible		9.565	11.733
Depósito a plazo		148.977	34.519
Valores negociables (neto)	Nota 04	60.069	112.983
Deudores por venta (neto)	Nota 05	235.263	178.242
Documentos por cobrar (neto)	Nota 05	6.148	5.013
Deudores varios (neto)	Nota 05	115.101	126.813
Documentos y cuentas por cobrar empresas	Nota 06	4.765	899
relacionadas
Existencias (neto)	Nota 07	46.827	37.283
Impuestos por recuperar		34.048	24.307
Gastos pagados por anticipado	Nota 32	26.786	24.278
Impuestos diferidos	Nota 08	6.435	7.670
Otros activos circulantes	Nota 09	12.324	13.321

Total Activos Fijos		1.876.027	1.252.270

Terrenos	Nota 10	10.739	10.739
Construcción y obras de infraestructura	Nota 10	102.620	96.843
Maquinarias y equipos	Nota 10	1.801.799	1.143.612
Otros activos fijos	Nota 10	550.326	444.786
Depreciación acumulada (menos)	Nota 10	(589.457)	(443.710)

Total Otros Activos		346.454	314.288

Inversiones en empresas relacionadas	Nota 12	1.845	1.649
Inversiones en otras sociedades		1.637	1.190
Menor valor de inversiones	Nota 13	43.540	44.926
Mayor valor de inversiones (menos)	Nota 13	(71)	(175)
Deudores a largo plazo	Nota 05	28.915	9.756
Documentos y cuentas por cobrar empresas	Nota 06	51	10.252
relacionadas largo plazo
Intangibles		4.138	3.697
Amortización (menos)		(1.878)	(1.388)
Otros	Nota 14	268.277	244.381

Total Activos		2.928.789	2.143.619

Las notas adjuntas N° 1 a 33 forman parte integral de estos estados financieros.

Balance General Consolidado

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Total Pasivos Circulantes		876.283	682.251
Obligaciones con bancos e instituciones financieras a corto plazo	Nota 15	8.996	11.666
Obligaciones con bancos e instituciones financieras a largo plazo	Nota 15	89.883	53.104
con vencimiento dentro de un año
Obligaciones largo plazo con vencimiento dentro un año	Nota 18	55.040	45.687
Dividendos por pagar	Nota 20	67.789	35.000
Cuentas por pagar	Nota 33	260.947	235.988
Acreedores varios		-	532
Documentos y cuentas por pagar empresas relacionadas	Nota 06	301	327
Provisiones	Nota 17	73.272	79.393
Retenciones		45.729	34.836
Impuesto a la renta	Nota 08	1.530	481
Ingresos percibidos por adelantado		265.307	175.580
Otros pasivos circulantes		7.489	9.657
Total Pasivos a Largo Plazo		1.421.875	955.282
Obligaciones con bancos e instituciones financieras	Nota 16	1.031.082	521.974
Acreedores varios largo plazo		523	17.039
Provisiones largo plazo	Nota 17	45.892	117.277
Impuestos diferidos a largo plazo	Nota 08	126.886	95.576
Otros pasivos a largo plazo	Nota 18	217.492	203.416
Interés Minoritario	Nota 19	4.311	3.373
Total Patrimonio	Nota 20	626.320	502.713
Capital pagado		134.303	134.303
Otras reservas		2.620	2.620
Utilidades acumuladas		363.947	290.640
Utilidad (pérdida) del ejercicio		241.300	146.601
Dividendos provisorios (menos)		(115.850)	(71.451)
Total Pasivos y Patrimonio		2.928.789	2.143.619

Las notas adjuntas N° 1 a 33 forman parte integral de estos estados financieros.

Estado Consolidado de Resultados

		Por los ejercicios terminados Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Resultado de Explotación		302.622	141.636

Margen de Explotación		1.222.895	939.744

Ingresos de explotación		3.033.960	2.506.353
Costos de explotación (menos)		(1.811.065)	(1.566.609)
Gastos de administración y ventas (menos)		(920.273)	(798.108)

Resultado Fuera de Explotación		(15.734)	31.460

Ingresos financieros		7.897	12.426
Utilidad inversiones empresas relacionadas	Nota 12	598	583
Otros ingresos fuera de la explotación	Nota 21	57.096	56.510
Amortización menor valor de inversiones (menos)	Nota 13	(3.323)	(3.225)
Gastos financieros (menos)		(60.739)	(39.191)
Otros egresos fuera de la explotación (menos)	Nota 21	(22.938)	(1.913)
Corrección monetaria	Nota 22	139	266
Diferencias de cambio	Nota 23	5.536	6.004

Resultado antes de Impuesto a la Renta e Itemes		286.888	173.096
Extraordinarios

Impuesto a la renta	Nota 08	(46.837)	(28.258)

Utilidad (Pérdida) antes Interés Minoritario		240.051	144.838

Interés Minoritario	Nota 19	1.244	1.754

Utilidad (Pérdida) Líquida		241.295	146.592

Amortización mayor valor de inversiones	Nota 13	5	9

Utilidad (Pérdida) del Ejercicio		241.300	146.601

Las notas adjuntas N° 1 a 33 forman parte integral de estos estados financieros.

Estado Consolidado de Flujo Efectivo Directo

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Flujo Neto Originado por Actividades de la Operación		490.254	276.937

Recaudación de deudores por ventas		2.951.595	2.213.947
Ingresos financieros percibidos		6.358	11.679
Dividendos y otros repartos percibidos		304	350
Otros ingresos percibidos		24.632	64.789
Pago a proveedores y personal (menos)		(2.371.090)	(1.938.117)
Intereses pagados (menos)		(60.107)	(36.630)
Impuesto a la renta pagado (menos)		(14.581)	(1.782)
Otros gastos pagados (menos)		(11.592)	(1.724)
Impuesto al valor agregado y otros similares pagados (menos)		(35.265)	(35.575)

Flujo Neto Originado por Actividades de Financiamiento		503.717	177.888

Colocación de acciones de pago		2.541	3.213
Obtención de préstamos		821.324	268.501
Pago de dividendos (menos)		(84.910)	(43.536)
Repartos de capital (menos)		-	(1.901)
Pago de préstamos (menos)		(223.415)	(35.481)
Pago de gastos por emisión y colocación de acciones (menos)		(6)	-
Otros desembolsos por financiamiento (menos)	Nota 24	(11.817)	(12.908)

Flujo Neto Originado por Actividades de Inversión		(905.649)	(560.446)

Ventas de activo fijo		7.620	1.694
Ventas de inversiones permanentes		1.386	373
Ventas de otras inversiones		26.671	77.608
Otros ingresos de inversión		-	1
Incorporación de activos fijos (menos)		(920.429)	(592.410)
Pago de intereses capitalizados (menos)		-	(3.110)
Inversiones permanentes (menos)		(2.238)	(5.624)
Inversiones en instrumentos financieros (menos)		-	(38.978)
Otros desembolsos de inversión (menos)		(18.659)	-

Flujo Neto Total del Período		88.322	(105.621)

Efecto de la Inflación sobre el Efectivo y Efectivo Equivalente		(97)	24

Variación Neta del Efectivo y Efectivo Equivalente		88.225	(105.597)

Saldo Inicial de Efectivo y Efectivo Equivalente		111.271	216.868

Saldo Final de Efectivo y Efectivo Equivalente		199.496	111.271

Las notas adjuntas N° 1 a 33 forman parte integral de estos estados financieros.

Conciliacion Flujo - Resultado

CONCILIACION ENTRE EL FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACION Y EL RESULTADO DEL EJERCICIO.

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Utilidad (Pérdida) del ejercicio		241.300	146.601

Resultado en venta de activos		(1.104)	(1.511)

(Utilidad) Pérdida en venta de activos fijos	Nota 21	(1.133)	(1.511)
Pérdida en venta de inversiones		29	-

Cargos (Abonos) a Resultado que no representan flujo de efectivo		82.312	81.265

Depreciación del ejercicio	Nota 10	120.810	73.969
Amortización de intangibles		506	381
Castigos y provisiones		20.902	10.827
Utilidad devengada en inversiones en empresas relacionadas (menos)	Nota 12	(598)	(583)
Amortización menor valor de inversiones	Nota 13	3.323	3.225
Amortización mayor valor de inversiones (menos)	Nota 13	(5)	(9)
Corrección monetaria neta	Nota 22	(139)	(266)
Diferencia de cambio neto	Nota 23	(5.536)	(6.004)
Otros abonos a resultado que no representan flujo de efectivo (menos)		(62.338)	(519)

Otros cargos a resultado que no representan flujo de efectivo
		5.387	244
Variación de Activos que afectan al flujo de efectivo (aumento)
disminución		(19.634)	(65.258)

Deudores por ventas		(47.099)	(26.083)

Existencias		(9.175)	(9.526)

Otros activos		36.640	(29.649)

Variación de Pasivos que afectan al flujo de efectivo aumento		188.624	117.594
(disminución)

Cuentas por pagar relacionadas con el resultado de la explotación		160.734	99.843

Intereses por pagar		4.297	6.814

Impuesto a la renta por pagar (neto)		31.641	27.463

Otras cuentas por pagar relacionadas con el resultado fuera de		(12)	146
explotación

Impuesto al valor agregado y otros similares por pagar (neto)		(8.036)	(16.672)

Utilidad (Pérdida) del Interés Minoritario	Nota 19	(1.244)	(1.754)

Flujo Neto originado por Actividades de la Operación		490.254	276.937

Las notas adjuntas N° 1 a 33 forman parte integral de estos estados financieros.

Nota 01. Inscripción en el registro de valores

LAN AIRLINES S.A., es una sociedad anónima abierta, por lo que se encuentra inscrita en el Registro de Valores, desde el 22 de enero de 1987, bajo el Nro. 0306 y conforme a lo establecido en la Ley Nro. 18.046, está sujeta a la fiscalización de la Superintendencia de Valores y Seguros.

Con fecha 28 de julio de 2004 LAN CHILE S.A. cambia de nombre a LAN AIRLINES S.A., el cual fue inscrito en el Registro de Comercio del Conservador de Bienes Raíces, con el Nro. 18.764 del año 2004 fojas 25.128.

Nota 02. Criterios contables

a) Período contable

Los presentes Estados Financieros Consolidados cubren el ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2006, comparado con igual ejercicio del año anterior.

b) Bases de preparación

Los presentes Estados Financieros Consolidados, han sido preparados de acuerdo con normas e instrucciones impartidas por la Superintendencia de Valores y Seguros, y con principios de contabilidad generalmente aceptados emitidos por el Colegio de Contadores de Chile A.G. Cabe señalar que las normas e instrucciones impartidas por la Superintendencia de Valores y Seguros priman por sobre los principios de contabilidad generalmente aceptados.

c) Bases de presentación

Con el objeto de facilitar la comparación, se han realizado algunas reclasificaciones menores a los Estados Financieros Consolidados correspondientes al ejercicio 2005.

d) Bases de consolidación

Estos Estados Financieros Consolidados incluyen los activos, pasivos, resultados y flujos de efectivo al cierre de cada ejercicio de la Sociedad Matriz y sus filiales de acuerdo a cuadro anexo.

Los efectos de las transacciones realizadas con las empresas filiales se han eliminado al consolidar y se ha reconocido la participación de los accionistas minoritarios, presentada como Interés minoritario en el Balance General Consolidado y Estado de Resultados Consolidado.

Sociedades incluidas en la consolidación

		Porcentaje de participación
		31-12-2006		31-12-2005
RUT	Nombre Sociedad	Directo	Indirecto	Total	Total
96518860-6	Comercial Masterhouse S.A.	99,9900	0,0100	100,0000	100,0000
96763900-1	Inmobiliaria Aeronáutica S.A.	99,0100	0,9900	100,0000	100,0000
96967400-9	LAN Card S.A.	99,0000	1,0000	100,0000	100,0000
96969680-0	LAN Pax Group S.A. y Filiales	99,8361	0,1639	100,0000	100,0000
96969670-3	LAN Cargo Group S.A.	99,0000	1,0000	100,0000	100,0000
96969690-8	Línea Aérea Nacional Chile S.A.	99,0000	1,0000	100,0000	100,0000
78074340-9	Sistemas de Distribución Amadeus Chile S.A.	50,0000	50,0000	100,0000	100,0000
Extranjera	LAN Perú S.A.	49,0000	21,0000	70,0000	70,0000
96801150-2	LAN Courier S.A.	0,0000	100,0000	100,0000	100,0000
96938840-5	LAN Courier Staff S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	LAN Chile Investments Limited y Filiales	99,9900	0,0100	100,0000	100,0000
93383000-4	LAN Cargo S.A.	99,8939	0,0041	99,8980	99,8928
Extranjera	South Florida Air Cargo Inc.	0,0000	100,0000	100,0000	100,0000
Extranjera	Prime Airport Services Inc.	0,0000	100,0000	100,0000	100,0000
96951280-7	Transporte Aéreo S.A.	0,0000	100,0000	100,0000	100,0000
96634020-7	Ediciones Ladeco América S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo	0,0000	100,0000	100,0000	100,0000
Extranjera	Aircraft International Leasing Limited	0,0000	100,0000	100,0000	100,0000
96631520-2	Fast Air Almacenes de Carga S.A.	0,0000	100,0000	100,0000	100,0000
96631410-9	Ladeco Cargo S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	Laser Cargo S.R.L.	0,0000	100,0000	100,0000	100,0000
78005760-2	Sociedad de Seguridad Aérea S.A.	0,0000	90,0000	90,0000	90,0000
96854560-4	Terminal de Exportación Internacional. S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	LanLogistics, Corp. y Filiales	0,0000	100,0000	100,0000	100,0000
Extranjera	LAN Cargo Overseas Limited y Filiales	0,0000	100,0000	100,0000	100,0000
96575810-0	Inversiones LAN S.A.	99,7100	0,0000	99,7100	99,7100
96577310-K	Andes Airport Services S.A.	0,0000	100,0000	100,0000	100,0000
96645970-0	Transportes LAN Chile S.A.	0,0100	99,9900	100,0000	100,0000

e) Corrección monetaria

Los Estados Financieros de las filiales nacionales que no llevan su contabilidad en dólares estadounidenses han sido actualizados, mediante la aplicación de las normas de corrección monetaria, de acuerdo a principios de contabilidad generalmente aceptados en Chile para reconocer los efectos de la variación en el poder adquisitivo de la moneda, ocurrido en ambos ejercicios, de acuerdo a los índices del Instituto Nacional de Estadísticas, que con desfase de un mes experimentó una variación de 2,1% para el ejercicio 2006 (3,6% en 2005).

f ) Bases de conversión

La Sociedad Matriz y algunas de sus filiales con domicilio en Chile, están autorizadas para registrar su contabilidad en dólares estadounidenses. El dólar estadounidense es usado como unidad de medida común y, por ende, los saldos de los activos y pasivos correspondientes a distintas monedas han sido expresados en dólares estadounidenses a las tasas de cambio vigentes al 31 de diciembre de cada año. Las cuentas de resultado se presentan convertidas a dólares estadounidenses a las tasas de cambio vigentes a la fecha de cada transacción.

A continuación se presentan las tasas de cambio vigentes para el dólar estadounidense al cierre de cada ejercicio:

	31.12.06	31.12.05
	Por dólar	Por dólar
	Estadounidense	Estadounidense
Peso chileno	532,39	512,50
Unidad de fomento (Chile)	0,03	0,03
Peso argentino	3,06	3,03
Real brasileño	2,14	2,34
Nuevo sol peruano	3,20	3,42
Dólar australiano	1,27	1,36
Franco polinésico	90,69	101,27
Bolívar venezolano	2.144,60	2.144,60
Boliviano	7,94	7,95
Peso uruguayo	24,42	23,50
Peso mexicano	10,80	10,61
Dólar canadiense	1,16	1,16
Corona danesa	5,65	6,31
Guaraní paraguayo	5.130,00	6.050,00
Peso colombiano	2.239,00	2.285,05
Yen japonés	119,09	118,04
Dólar neozelandés	1,42	1,47
Euro (Comunidad europea)	0,76	0,85
Peso Dominicano	33,51	34,70

El ajuste por fluctuación de cambio de las diferentes monedas al 31 de diciembre de 2006 significó, un abono neto a resultado de MUS$ 5.536 (MUS$ 6.004 en 2005), que se presenta en la cuenta Diferencias de cambio.

g) Depósitos a plazo y Valores negociables

Los Depósitos a plazo incluyen capital más intereses devengados al cierre de cada ejercicio.

Los Valores negociables corresponden, principalmente, a inversiones en bonos valorizados al menor valor entre el valor de la inversión o el valor de mercado, y fondos mutuos al valor de la cuota al cierre de cada ejercicio.

h) Existencias

Las partidas incluidas en este rubro corresponden, principalmente, a repuestos y materiales los cuales serán utilizados en servicios de mantención propia como de terceros en un período de un año; estos se encuentran valorizados a su costo de adquisición promedio. Los montos resultantes, no exceden a los respectivos valores de reposición. Adicionalmente se incluyen repuestos, aeronaves y existencias para la venta, las cuales se encuentran valorizadas al costo o valor de mercado, si este es menor.

i ) Estimación deudores incobrables

La Sociedad Matriz y sus filiales constituyen provisiones para deudores de dudosa recuperabilidad, sobre la base tanto de la antigüedad de los saldos como de otros antecedentes relevantes.

j) Activo fijo

Los bienes del Activo fijo se valorizan al costo de adquisición, el cual incluye los costos reales de financiamiento incurridos por la Sociedad Matriz y sus filiales hasta que los bienes entren en operación. Los inventarios de materiales y repuestos, que figuran en el rubro Otros activos fijos, se presentan a su costo de adquisición promedio, netos de provisión de obsolescencia.

k) Depreciación activo fijo

Hasta el 31 de diciembre de 2005 los bienes del Activo fijo se depreciaban, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos.

A contar del 1 de enero de 2006 los bienes del Activo fijo se deprecian, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos, o en base de ciclos y horas voladas, según corresponda.

l) Activos en leasing

La Sociedad Matriz y algunas de sus filiales, mantienen vigentes operaciones de leasing financiero relacionadas con bienes del Activo fijo. Estos bienes no son jurídicamente de su propiedad, por lo cual mientras no ejerzan las correspondientes opciones de compra, no pueden disponer libremente de ellos. Estos activos se registran al valor actual de los contratos, el cual se establece descontando el valor de las cuotas periódicas y la opción de compra a la tasa de interés implícita o explícita que surge de los contratos. La respectiva obligación se presenta bajo los rubros Obligaciones de largo plazo con vencimiento dentro de un año en el Pasivo circulante y Otros pasivos a largo plazo, neta de sus correspondientes intereses diferidos.

m) Intangibles

Las partidas incluidas en este rubro corresponden a registros de marcas comerciales y otros, valorizadas al costo de adquisición. La Sociedad Matriz y sus filiales amortizan sus intangibles sobre la base del método lineal considerando un plazo máximo de 10 años.

n) Inversiones en empresas relacionadas

Las Inversiones en empresas relacionadas, se presentan en el rubro Otros activos.

Las inversiones efectuadas con anterioridad al 1 de enero de 2004, se encuentran valorizadas al Valor Patrimonial Proporcional (V.P.P.), determinado sobre la base de sus respectivos Estados Financieros al 31 de diciembre de cada año.

Las inversiones efectuadas desde el 1 de enero de 2004, se valorizan a Valor Patrimonial (V.P.), de acuerdo a lo establecido en el Boletín Técnico Nro. 72 del Colegio de Contadores de Chile A.G.

Las inversiones en el exterior, son ajustadas a principios de contabilidad generalmente aceptados en Chile, traducidas y controladas en la moneda funcional que utiliza la Sociedad Matriz.

o) Menor y mayor valor de inversiones

El Menor y mayor valor de inversiones representa la diferencia entre el valor de adquisición de la inversión en una empresa relacionada y el valor patrimonial proporcional de dicha inversión a la fecha de compra, los cuales son amortizados con cargo o abono a resultado en un período de 20 años, plazo esperado de retorno de la inversión.

A contar del 1 de enero de 2004, el Menor y mayor valor de inversión representa la diferencia entre el valor de adquisición de la inversión en una empresa relacionada y el valor justo de dicha inversión a la fecha de compra, el cual es amortizado con cargo o abono a resultado en el plazo esperado de retorno de la inversión.

Las modificaciones al valor justo, menores y /o mayores valores son realizadas en un plazo no superior a un año desde la fecha de adquisición.

p) Impuesto a la renta e Impuestos diferidos

La Sociedad Matriz y sus filiales, reconocen sus obligaciones tributarias de acuerdo con disposiciones legales vigentes.

Los efectos de Impuestos diferidos originados por las diferencias entre el balance financiero y el balance tributario, se registran por todas las diferencias temporarias, considerando la tasa de impuesto que estará vigente a la fecha estimada de reverso, conforme a lo establecido en el Boletín Técnico Nro. 60 del Colegio de Contadores de Chile A.G. Los efectos derivados de los Impuestos diferidos existentes a la fecha de implementación del referido Boletín Técnico y no reconocidos anteriormente, se reconocen en resultados sólo a medida que las diferencias temporarias se reversen.

q) Cuentas por pagar

En este rubro se presentan aquellas obligaciones con proveedores, producto de operaciones comerciales de la Sociedad Matriz y sus filiales.

r) Provisiones
En este rubro se presentan, principalmente, provisiones de mantenimiento de aeronaves y motores, provisiones de patrimonio negativo de algunas inversiones permanentes, provisiones por vacaciones del personal cuyo costo es reconocido en el momento en que se devenga y provisiones por los costos asociados a la prestación de servicios correspondientes al Programa de pasajeros frecuentes LAN Pass, considerando los kilómetros acumulados al cierre de cada ejercicio y las condiciones establecidas en dicho programa.

Hasta el 31 de diciembre de 2005 las provisiones de mantenimiento se efectuaban sobre la base de las mantenciones programadas de aeronaves y motores, propios o arrendados, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

A contar del 1 de enero de 2006 las provisiones de mantenimiento corresponden a las mantenciones programadas de aeronaves y motores arrendados, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

Bajo el nuevo método, los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, serán capitalizados y depreciados hasta la próxima mantención.

s) Ingresos percibidos por adelantado

El monto expuesto en este rubro corresponde, principalmente, al reconocimiento de la obligación que se genera por la venta de pasajes durante cada ejercicio, cuyo servicio de vuelo se produce con posterioridad al cierre de los Estados Financieros. Los gastos por comisiones asociados a estas ventas, se presentan rebajando los Ingresos percibidos por adelantado.

t) Ingresos de la explotación

La Sociedad Matriz y sus filiales reconocen ingresos por concepto de transporte de pasajeros y carga una vez que el servicio ha sido prestado.

u) Contratos de derivados

Corresponden a contratos de cobertura de combustible, tasas de interés y forward de moneda que se presentan valorizados a valor de mercado al cierre de cada ejercicio. Su tratamiento y clasificación contable se describe como sigue:

u.1) Contrato de cobertura de transacciones esperadas

El instrumento de cobertura se presenta a su valor justo y los cambios en dicho valor son reconocidos como resultado no realizado hasta su vencimiento, momento en el cual se reconocen como otros ingresos o egresos no operacionales, según corresponda.

u. 2) Contrato de cobertura de partidas existentes

Tanto el instrumento financiero derivado como la partida protegida se valorizan al valor justo y el efecto neto de dicha valorización se reconoce en resultados no operacionales en caso de ser pérdida y se difiere en caso de ser utilidad.

v) Software computacional

La Sociedad Matriz y sus filiales, registran las adquisiciones de software computacional, en el rubro Maquinarias y equipos y su costo se amortiza de acuerdo a normas e instrucciones de la Superintendencia de Valores y Seguros.

Los desembolsos efectuados para el desarrollo de sistemas computacionales mediante el uso de recursos propios de la Sociedad Matriz y sus filiales, son cargados a resultado en el ejercicio en que se incurren.

w) Transacciones de venta con retroarrendamiento

La Sociedad Matriz ha efectuado operaciones de venta con retroarrendamiento, en calidad de vendedor - arrendatario. Esta operación reúne las características de un leasing operativo. La utilidad generada en dicha operación se ha diferido y al cierre de cada ejercicio se presenta bajo los rubros Ingresos percibidos por adelantado y Otros pasivos a largo plazo, amortizándose en el plazo de duración del contrato.

x) Estado de flujos de efectivo

Se ha considerado como efectivo equivalente aquellas inversiones que se efectúan como parte de la administración habitual de los excedentes de caja y que se pueden convertir rápidamente en montos de efectivo conocidos, existiendo la intención de efectuar dicha conversión en un plazo no superior a 90 días, con un riesgo mínimo de pérdida significativa de valor.

Bajo flujos originados por actividades de operación, se incluyen todos aquellos flujos de efectivo relacionados con el giro social, incluyendo además los intereses pagados, los ingresos financieros y, en general, todos aquellos flujos que no están definidos como de inversión o financiamiento. Cabe destacar que el concepto operacional utilizado en este estado, es más amplio que el considerado en el Estado de Resultados Consolidado.

Nota 03. Cambios contables

Con efecto desde el 1 de Enero de 2006, la Sociedad Matriz y sus filiales han cambiado el método de contabilización del costo de mantenimiento de fuselaje y motores de aeronaves propias, a fin de adecuarse a estándares internacionales de la industria. Hasta el ejercicio anterior, la Sociedad Matriz y sus filiales registraban las obligaciones por este concepto bajo el rubro “Provisiones” tanto de corto como de largo plazo. Estas provisiones fueron establecidas en base a ciclos y horas de vuelo efectivamente voladas por una aeronave desde su incorporación a la flota o desde su última reparación, según corresponda. Bajo el nuevo método, los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, serán capitalizados y depreciados hasta la próxima mantención.

El efecto acumulado de este cambio contable al 1 de Enero de 2006, registrado en el rubro Otros ingresos fuera de la explotación, asciende a MUS$ 40.344 como se indica en Nota Nro. 21. Para el ejercicio 2006 este cambio implicó un menor cargo a resultado por MUS$ 3.121.

Nota 04. Valores negociables

a) Composición del saldo

	Valor Contable
	2005	2006
Instrumentos	MUS$	MUS$

Bonos	20.415	47.964

Cuotas de fondos mutuos	39.654	65.019

Total Valores Negociables	60.069	112.983

b) Instrumentos de Renta Fija

	Valor			Contable		Valor de
	Fecha	Fecha	Valor Par	Monto		Mercado	Provisión
Instrumento	Compra	Vencimiento	MUS$	MUS$	Tas MUS$	MUS$	MUS$
Bonos nacionales	10- 09-2004	28-11-2007	3.767	3.745	7,45%	3.746	-
Bonos extranjeros	13-12-2004	30- 09-2007	16.689	16.670	7,07%	16.873	-

Nota 05. Deudores de corto y largo plazo

Los Deudores por venta, Documentos por cobrar y Deudores varios, al 31 de diciembre de cada año, se componen de acuerdo al siguiente detalle:

a) Saldo

	Circulantes							Largo plazo
	Hasta 90 días		Mas de 90 hasta 1 año		Subtotal	Total Circulante (neto)
	2006	2005	2006	2005	2006	2006	2005	2006	2005
Rubro	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Deudores por Ventas	241.037	182.355	13.561	11.640	254.598	235.263	178.242	-	-
Est.deud.incobrables	-	-	-	-	19.335	-	-	-	-
Doctos. por cobrar	13.348	13.399	1.829	1.661	15.177	6.148	5.013	-	-
Est.deud.incobrables	-	-	-	-	9.029	-	-	-	-
Deudores varios	24.148	41.382	90.953	85.431	115.101	115.101	126.813	28.915	9.756
Est.deud.incobrables	-	-	-	-	-	-	-	-	-
Total deudores largo plazo								28.915	9.756

b) Segregación de acuerdo a las características y porcentajes que mejor los representan

a) Deudores por venta

	Corto plazo				Largo plazo
	2006		2005		2006		2005
	MUS$	%	MUS$	%	MUS$	%	MUS$	%
En Chile	78.464	33,35	80.126	44,95	-	-	-	-
En el exterior	156.799	66,65	98.116	55,05	-	-	-	-
Total	235.263	100,00	178.242	100,00	-	-	-	-

b) Documentos por cobrar

En Chile	5.938	96,58	4.807	95,89	-	-	-	-
En el exterior	210	3,42	206	4,11	-	-	-	-
Total	6.148	100,00	5.013	100,00	-	-	-	-

c) Deudores varios

Anticipo Aviones (1)	91.234	79,26	104.345	82,28	-	-	-	-
Cuentas corrientes personal	5.246	4,56	4.728	3,73	3.436	11,88	2.328	23,86
Anticipo a proveedores	5.002	4,35	3.351	2,64	-	-	-	-
Cobertura de combustible por	1.008	0,87	1.021	0,81	-	-	-	-
recuperar
Deudores cobranding y LAN Pass	870	0,76	1.138	0,90	-	-	-	-
Deudores por devolución de aviones (2)	817	0,71	411	0,32	2.479	8,57	2.885	29,57
Deudores por venta activos	-	-	800	0,63	-	-	-	-
Albatros Leasing LLC (3)	-	-	-	-	4.341	15,02	4.341	44,50
Otros (4)	10.924	9,49	11.019	8,69	18.659	64,53	202	2,07
Total	115.101	100,00	126.813	100,00	28.915	100,00	9.756	100,00

Los saldos de los rubros Deudores por venta y Documentos por cobrar, se presentan netos de provisión de deudores incobrables por MUS$ 19.335 y MUS$ 9.029 respectivamente (MUS$ 15.753 y MUS$ 10.047 respectivamente en 2005).

(1) Los montos de anticipos pagados a los fabricantes de aeronaves, son recuperados totalmente al momento de la recepción de las aeronaves. Además, en el caso de Boeing estos anticipos pueden ser recuperados antes de la recepción sólo a requerimiento de LAN Airlines S.A. (hasta el 50% de lo anticipado por cada aeronave).

(2) Corresponde a costos asociados al mantenimiento relacionado con las horas de vuelo incurridas por el anterior operador de la aeronave, desde la última reparación hasta la recepción; mantenimiento que será realizado por la Sociedad Matriz y sus filiales. Estos importes se recuperarán de los arrendadores al término del contrato.

(3) Este saldo se relaciona con la cesión de crédito efectuada por la Sociedad Matriz, respecto del financiamiento de la flota Airbus.

(4) En el saldo del largo plazo se incluye principalmente valor por financiamiento a VRG LINHAS AEREAS S.A. por MUS$ 17.100, convertibles en acciones de la sociedad Nueva Varig

Nota 06. Saldos y transacciones con entidades relacionadas

a) Saldo

Documentos y cuentas por cobrar

		Corto plazo		Largo plazo
RUT	Sociedad	2006 MUS$	2005 MUS$	2006 MUS$	2005 MUS$
96839490-8	Administradora Valle Escondido S.A.	38	61	-	-
56080790-2	Asamblea de Comuneros de Valle Escondido	70	-	-	-
96921070-3	Austral Sociedad Concesionaria S.A.	-	287	-	-
74501400-3	Club de Golf Valle Escondido	4	2	-	-
96778310-2	Concesionaria Chucumata S.A.	-	185	-	-
96810370-9	Inversiones Costa Verde S.A.	-	6	-	-
96669520-K	Red de Televisión Chilevisión S.A.	41	44	-	-
96812280-0	San Alberto S.A. y Filiales	29	29	-	-
96718470-5	Valle Escondido S.A.	10	10	-	-
Extranjera	Choice Air Courier del Perú S.A.	78	38	51	178
Extranjera	Florida West International Airways Inc.	4.495	237	-	10.074
Totales		4.765	899	51	10.252

Documentos y cuentas por pagar

		Corto plazo		Largo plazo
RUT	Sociedad	2006 MUS$	2005 MUS$	2006 MUS$	2005 MUS$
99530170-9	Aguas del Sur S.A.	7	11	-	-
96921070-3	Austral Sociedad Concesionaria S.A.	58	-	-	-
96894180-1	Bancard S.A.	10	11	-	-
96778310-2	Concesionaria Chucumata S.A.	4	-	-	-
96847880-K	Lufthansa LAN Technical Training S.A.	211	305	-	-
96888630-4	Sociedad Concesionaria Aerosur S.A.	11	-	-	-
Totales		301	327	-	-

Los saldos por cobrar y pagar de corto plazo están compuestos principalmente, por operaciones normales del giro, los cuales no devengan intereses.

b) Transacciones

				2006		2005
Sociedad	RUT	Naturaleza de la relación	Descripción de la transacción	Monto MUS$	Efecto en resultados (cargo /abono)MUS$	Monto MUS$	Efecto en resultados (cargo abono) MUS$
Concesionaria Chucumata S.A.	96778310-2	Coligada	Disminución de capital	186	-	192	-
			Tasas aeronáuticas recibidas	55	(55)	45	(45)
			Conc. aeronáuticas recibidas	105	(105)	31	(31)
			Cobros por servicios básicos	12	(12)	20	(20)
Lufthansa LAN Technical Training S.A.	96847880-K	Coligada	Capacitación recibida	708	(708)	905	(905)
			Arriendo edificio otorgado	16	16	19	19
			Servicios de courier otorgado	3	3	-	-
			Otros pagos a cuenta	477	-	360	-
Austral Sociedad Concesionaria S.A.	96921070-3	Coligada	Disminución de capital	317	-	327	-
			Conc. aeronáuticas recibidas	234	(234)	218	(218)
			Tasas aeronáuticas recibidas	85	(85)	54	(54)
			Consumos básicos recibidos	33	(33)	11	(11)
Sociedad Concesionaria Aerosur S.A.	96888630- 4	Coligada indirecta	Conc. aeronáuticas recibidas	90	(90)	105	(105)
			Tasas aeronáuticas recibidas	91	(91)	42	(42)
			Cobros por servicios básicos	5	(5)	10	(10)
Florida West International Airways Inc.	Extranjera	Coligada indirecta	Arriendo aeronaves recibido	40.695	(40.695)	39.540	(39.540)
			Arriendo aeronaves otorgado	31.401	31.401	21.898	21.898
			Pagos a cta. de combustible	9.282	-	10.100	-
			Servicio transporte otorgado	1.417	1.417	5.453	5.453
			Servicio transporte recibido	4.386	(4.386)	3.197	(3.197)
			Comisión agente handling	4.954	4.954	3.062	3.062
			Cobranza interlineal otorgada	7.292	-	2.568	-
			Servicios de mantto. recibido	1.885	(1.885)	2.402	(2.402)
			Otros pagos a cuenta	3.826	-	690	-
			Mantto. línea aeronaves otorgado	32	32	-	-
Choice Air Courier del Perú S.A	Extranjera	Coligada indirecta	Servicios de courier otorgado	62	62	108	108
			Servicios de courier recibido	-	-	11	(11)
			Servicios de transporte otorgado	-	-	10	10
			Cobranza interlineal recibida	220	-	-	-
			Otros pagos a cuenta	76	-	-	-
Asamblea de Comuneros de Valle	56080790-2	Accionistas comunes	Otros servicios prestados	229	192	-	-
Escondido
Red de Televisión Chilevisión S.A.	96669520-K	Accionistas comunes	Servicio de publicidad recibido	259	(217)	271	(228)
			Servicio de pasajes otorgado	272	272	72	72
Inversiones Costa Verde S.A	96810370-9	Accionistas comunes	Otros servicios prestados	-	-	5	5
			Recuperación de gastos	12	-	12	-
			Arriendo de inmueble otorgado	44	44	-	-
Bancard S.A.	96894180-1	Accionistas comunes	Asesorías profesionales recibidas	99	(99)	120	(120)
Aguas del Sur S.A.	99530170-9	Accionistas comunes	Servicios de aprovisionamiento recibidos	34	(28)	15	(13)

La materialidad definida para exponer las transacciones efectuadas con empresas relacionadas son todos aquellos montos que superan MUS$ 1.000. Para el caso de las empresas coligadas y accionistas comunes, se presentan todas las transacciones sin considerar la materialidad antes definida.

Nota 07. Existencias

Las existencias al 31 de diciembre de 2006 y 2005, valorizadas según lo descrito en Nota 2 h), incluyen los siguientes conceptos:

	2006	2005
	MUS$	MUS$

Repuestos y materiales (1)	39.685	33.854
Aeronaves para la venta (2)	3.862	-
Existencias Duty Free	3.231	2.494
Repuestos para la venta	49	935
Total	46.827	37.283

(1) Los repuestos para la venta, se presentan netos de provisión por ajuste al valor de mercado por MUS$ 2.121 al 31 de diciembre de 2006 (MUS$ 2.058 en 2005).

(2) Se trata de cinco aeronaves Boeing 737, cuyo valor se presenta neto de provisión por MUS$ 1.600, al 31 de diciembre de 2006.

Nota 08. Impuestos diferidos e impuesto a la renta

a) General

Al 31 de diciembre de 2006, la Sociedad Matriz presenta utilidad tributaria de MUS$ 53.595 y algunas de sus filiales por MUS$ 18.802 (pérdida tributaria de MUS$ 12.947 y utilidad tributaria de MUS$ 4.496, respectivamente en 2005). Sin embargo, a la misma fecha, algunas filiales del grupo presentan pérdida tributaria por MUS$ 132.781 (MUS$ 148.855 en 2005). De acuerdo a lo anterior, y a la normativa vigente, se ha constituído provisión por impuesto a la renta, por MUS$ 14.053 (MUS$ 1.206 en 2005) y provisión de impuesto único por gasto rechazado de MUS$ 70 (MUS$ 55 en 2005) los cuales se presentan netos de créditos al impuesto, bajo el rubro de Impuesto por recuperar.

b) Impuestos diferidos

Conforme al criterio descrito en Nota 2 p), los saldos de impuestos diferidos se detallan en cuadro adjunto.

	2006				2005
	Impuesto Diferido Activo		Impuesto Diferido Pasivo		Impuesto Diferido Activo		Impuesto Diferido Pasivo
	Corto plazo	Largo plazo	Corto plazo	Largo plazo	Corto plazo	Largo plazo	Corto plazo	Largo plazo
Conceptos	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Diferencias Temporarias
Provisión cuentas incobrables	4.429	65	-	-	4.073	-	-	-
Provisión de vacaciones	2.099	1.203	-	-	1.636	1.096	-	-
Amortización intangibles	53	360	-	271	390	66	-	-
Activos en leasing	-	-	-	23.032	171	657	-	15.856
Depreciación Activo Fijo	-	-	-	104.596	-	-	-	90.232
Otros eventos	3.762	10.134	182	-	3.952	121	-	-
Provisión obsolescencia	2.960	-	-	-	4.593	-	-	-
Pérdidas tributarias acumuladas	2	31.338	-	-	8	33.274	-	-
Comisiones activadas	-	-	1.589	-	-	-	1.518	-
Caducidad de pasajes	-	-	-	16.198	-	-	-	16.295
Gastos activados	-	-	3.454	1.320	-	-	3.037	1.545
Intereses activados de aeronaves	-	-	-	10.672	-	-	-	6.962
Provisión desahucio	3	660	-	-	-	-	-	-
Provisión de mantenimiento	-	449	-	11.625	-	-	-	-
Otros
Cuentas complementarias-neto de	-	-	-	8.645	-	393	-	8.883
amortización
Provisión de valuación	1.648	12.026	-	-	2.598	8.390	-	-

Totales	11.660	32.183	5.225	159.069	12.225	26.431	4.555	122.007

c) Efecto en resultado

	2006	2005
Item	MUS$	MUS$

Gasto tributario corriente (provisión impuesto)	(14.123)	(1.261)
Ajuste gasto tributario (ejercicio anterior)	156	37
Efecto por activos o pasivos por impuesto diferido del ejercicio	(30.014)	(12.974)
Beneficio tributario por pérdidas tributarias	-	(13.470)
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	155	(59)
Efecto en activos o pasivos por impuesto diferido por cambios en la provisión de valuación	(2.686)	(185)
Otros cargos o abonos en la cuenta	(325)	(346)
Totales	(46.837)	(28.258)

Nota 09. Otros activos circulantes

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$

Contratos a futuro (1)	7.778	9.575
Otras garantías	938	1.685
Garantías otorgadas (aeronaves)	357	699
Otros	3.251	1.362
Total	12.324	13.321

(1) Corresponde a contratos de cobertura de combustible, tasas de interés y forward de moneda. Los pasivos por obligaciones y provisiones asociados a dichos contratos se presentan dentro del rubro Otros pasivos circulantes.

Nota 10. Activos fijos

a) Activo Fijo

	2006			2005
	Valor	Depreciación	Valor	Valor	Depreciación	Valor
	Activo	Acumulada	Neto	Activo	Acumulada	Neto
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Terrenos	10.739	-	10.739	10.739	-	10.739

Edificios	62.175	(13.286)	48.889	61.953	(11.975)	49.978
Otras instalaciones	38.175	(12.819)	25.356	25.436	(9.864)	15.572
Obras en ejecución	2.270	-	2.270	9.454	-	9.454
Total Construcciones y obras de infraestructura	102.620	(26.105)	76.515	96.843	(21.839)	75.004

Aviones Boeing 767 Pasajeros	404.822	(61.784)	343.038	70.574	(50.813)	19.761
Aviones Boeing 767 Cargueros	459.659	(59.472)	400.187	459.034	(53.530)	405.504
Aviones Boeing 737 Pasajeros	24.248	(19.568)	4.680	45.068	(24.594)	20.474
Aviones Boeing 737 Cargueros	3.250	(2.130)	1.120	3.300	(1.545)	1.755
Aviones Airbus A320 Pasajeros	145.939	(30.981)	114.958	142.469	(15.226)	127.243
Aviones Airbus A319 Pasajeros	342.142	(8.444)	333.698	67.448	(402)	67.046
Motores y rotables	277.278	(92.681)	184.597	226.385	(61.427)	164.958
Equipos de comunicación y computación	101.799	(62.752)	39.047	90.678	(52.618)	38.060
Otras maquinarias y equipos	42.662	(26.288)	16.374	38.656	(23.886)	14.770
Total Maquinarias y equipos	1.801.799	(364.100)	1.437.699	1.143.612	(284.041)	859.571

Aviones Boeing 767 en leasing pasajeros	229.206	(87.375)	141.831	220.469	(67.173)	153.296
Aviones Boeing 767 en leasing cargueros	232.639	(75.723)	156.916	148.634	(40.923)	107.711
Almacenes de repuestos	18.466	-	18.466	18.330	-	18.330
Muebles y equipos de oficina	15.910	(10.289)	5.621	14.935	(9.216)	5.719
Vehículos en leasing	-	-	-	31	(22)	9
Otros activos fijos	54.105	(25.865)	28.240	42.387	(20.496)	21.891
Total Otros activos fijos	550.326	(199.252)	351.074	444.786	(137.830)	306.956

Totales	2.465.484	(589.457)	1.876.027	1.695.980	(443.710)	1.252.270

El cargo a resultados, clasificado bajo Costos de explotación, por depreciación del ejercicio asciende a MUS$ 100.268 y en Gastos de administración y ventas asciende a MUS$ 20.542 (MUS$ 56.005 y MUS$ 17.964 respectivamente en 2005).

Por sus características, las existencias denominadas rotables, se presentan clasificadas en el ítem Motores y rotables. Los repuestos en existencias, cuyo período de consumo es superior a un año, se presentan clasificados en el rubro Otros activos fijos sin depreciarlos y netos de provisión de obsolescencia por MUS$ 16.975 al 31 de diciembre de 2006 (MUS$ 12.853 en 2005).

Al 31 de diciembre de 2006 el rubro Maquinarias y equipos se presenta neto una provisión por abatimiento Flota Boeing 737, por MUS$ 6.500.

b) Activos en leasing

Los bienes del Activo fijo adquiridos bajo la modalidad de leasing financiero, se encuentran clasificados dentro del rubro Otros activos fijos, y corresponden a:

b.1) Con fecha 30 de septiembre de 2004, la Sociedad Matriz vendió su participación en los establecimientos permanentes Condor Leasing LLC e Eagle Leasing LLC, ambos dueños de un total de cinco aeronaves Boeing 767-300 (tres y dos, respectivamente), manteniéndose vigente el contrato de leasing financiero que ambas sociedades habían suscrito originalmente con LAN Airlines S.A. por cada una de las mencionadas aeronaves.

b.2) Con fecha 30 de Junio de 2006, la Sociedad LAN Cargo S.A., filial de LAN Airlines S.A., vendió su participación en el establecimiento permanente Seagull Leasing LLC, dueño de una aeronave Boeing 767-300F, manteniéndose vigente el contrato de leasing financiero que dicha sociedad había suscrito originalmente con LAN Cargo S.A. por la aeronave mencionada. Producto de lo anterior, dicha aeronave clasificada en Maquinarias y Equipos ha sido reclasificada al rubro Otros activos fijos. Consecuentemente, la deuda asociada a este concepto ha sido reclasificada desde los rubros Obligaciones con bancos corto y largo plazo a los rubros Obligaciones de largo plazo con vencimiento dentro de un año y Otros pasivos de largo plazo, respectivamente.

b.3) A diciembre de 2005 existen, además, otros activos fijos adquiridos bajo la modalidad de leasing, que se han incorporado a través de varios contratos que presentan una tasa de interés promedio de 0,973% mensual.

c) Composición de la flota

Aeronaves de propiedad de la Sociedad Matriz y filiales:

2006	2005	Aeronave	Modelo	Uso
6	10	Boeing 737	200ADV	Pasajero
1	1	Boeing 737	200ADV	Carguero
7	3	Boeing 767	300ER	Pasajero
8	7	Boeing 767	300F	Carguero
1	1	Boeing 767	200ER	Pasajero (*)
10	2	Airbus A319	100	Pasajero
4	4	Airbus A320	200	Pasajero
37	28	Total Flota Propia

(*) Arrendado a Aerovías de México S.A.

Aeronaves arrendadas:

2006	2005	Aeronave	Modelo	Uso
10	11	Boeing 737	200ADV	Pasajero
13	13	Boeing 767	300ER	Pasajero
1	1	Boeing 767	300F	Carguero
5	5	Airbus A319	100	Pasajero
11	11	Airbus A320	200	Pasajero
4	4	Airbus A340	300	Pasajero
44	45	Total Flota Arrendada
81	73	Total Flota

Nota 11. Transacciones de venta con retroarrendamiento

La Sociedad, al cierre de los presentes Estados Financieros, posee un contrato de Venta con retroarrendamiento de fecha marzo 2002, en el cual actúa en calidad de vendedora - arrendataria, y su detalle es el siguiente:

	Precio	Valor			Utilidad			Monto por
	compra-	nominal	N°	Período del	por	Amortización		amortizar
	venta	Contrato	cuotas	Contrato	Venta	2006	2005	2006	2005
Descripción	MUS$	MUS$	pactadas	(Años)	MUS$	MUS$	MUS$	MUS$	MUS$
Dos motores flota Airbus A320	13.100	9.684	84	7	6.883	4.671	3.687	2.212	3.196

Nota 12. Inversiones en empresas relacionadas

a) Valor patrimonial

La Sociedad Matriz ha constituido provisiones relacionadas con aquellas coligadas que al cierre del ejercicio presentan patrimonio negativo, las cuales se incluyen en la cuenta Provisiones (Nota 17).

La Sociedad Matriz posee influencia significativa en algunas coligadas cuyo porcentaje de participación es menor o igual a un 20%, razón por la cual ha mantenido como método de valorización, el Valor Patrimonial Proporcional (V.P.P).

b) Información sobre inversiones en el exterior

La Sociedad Matriz y sus filiales, mantienen inversiones en sociedades extranjeras, las cuales no han realizado remesas de utilidades al cierre de ambos ejercicios.

c) Información adicional

1.- LAN Pax Group S.A .

Con fecha 22 de diciembre de 2006, las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. participan de aumento de capital en LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 296 y MUS$ 7.026, manteniendo sus porcentajes de participación del 4% y 95%, respectivamente.

Con fecha 10 de octubre de 2006, se constituyó la sociedad Perdiz Leasing Limited donde LAN Pax Group S.A., tiene una participación de un 99% (99 acciones), equivalente a US$ 99.

Con fecha 29 de septiembre de 2006, se constituyó la sociedad Atlantic Aviation Investments LLC donde LAN Pax Group S.A., tiene una participación de un 99% (990 acciones), equivalente a US$ 990.

Con fecha 17 de agosto de 2006, la filial LAN Pax Group S.A. adquirió el 31% de la sociedad Inversora Cordillera S.A. por MUS$ 1.872 equivalentes a 4.116.818 acciones, aumentando su porcentaje de participación de un 49% a un 80%. Además realiza un aporte, por aumento de capital, por MUS$ 7.488. Esta operación generó un menor valor de MUS$ 1.872.

Con fecha 17 de agosto de 2006, la filial LAN Pax Group S.A. adquirió el 1,55% de la sociedad LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 70 equivalentes a 29.140 acciones, aumentando su porcentaje de participación de un 2,45% a un 4%. Además realiza un aporte, por aumento de capital, por MUS$ 94. Esta operación generó un menor valor de MUS$ 70.

Con fecha 23 de diciembre de 2005, la filial LAN Pax Group S.A. participó de un aumento de capital en Inversora Cordillera S.A., por MUS$ 281 manteniendo su porcentaje de participación del 49%.

Con fecha 9 de diciembre de 2005, las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. participan de un aumento de capital en LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 3.084, enterando el 25% del aporte en enero 2006, manteniendo sus porcentajes de participación del 2,45% y 95% respectivamente.

Con fecha 16 de noviembre de 2005, se constituyó la sociedad Siventas S.A., donde las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. tienen una participación de un 95% (11.400 acciones) y 5% (600 acciones) equivalente a MUS$ 3,8 y MUS$ 0,2 respectivamente, ambas sociedades pagaron el 25% del total del aporte.

Con fecha 14 de abril de 2005 la filial Inversora Cordillera S.A., adquirió el 95% de participación de la sociedad Aero 2000 S.A.(actualmente LAN Argentina S.A.). Asimismo, LAN Pax Group S.A. adquirió directamente el 2,45% de la referida sociedad. Esta adquisición se efectuó mediante el pago de MUS$ 725, y generó un menor valor de MUS$ 717.

Con fecha 13 de abril de 2005 la filial LAN Pax Group S.A., adquirió el 49% de las acciones de la sociedad Inversora Cordillera S.A., por un monto de MUS$ 2, equivalentes a 5.880 acciones. Esta operación generó un menor valor de MUS$ 1.

Con fecha 7 de abril de 2005, LAN Airlines S.A. participó del aumento de capital de su filial LAN Pax Group S.A., por un monto de MUS$ 355 equivalentes a 510 acciones, aumentando de esta forma su porcentaje de participación de un 99% a un 99,83607%.

El menor valor generado en la filial LAN Pax Group S.A. ascendente a un total de MUS$ 1 fue ajustado, al 31 de diciembre de 2005, a MUS$ 4.815, en base a lo descrito en Nota 2 n) y o).

2.- LAN Courier S.A .

Con fecha 15 de diciembre de 2006, LAN Airlines S.A. vendió el 99,99% de participación de su filial LAN Courier S.A. a sus filiales LAN Cargo S.A. e Inversiones LAN S.A., 99,98% y 0,01% respectivamente, por un monto total de MUS$ 5.638, equivalente a 8.837.860 acciones. Esta operación generó en LAN Cargo S.A. un mayor valor por compra de inversión por MUS$ 2.620 y en LAN Airlines S.A. un resultado no realizado por el mismo valor.

3.- LAN Cargo S.A .

Con fecha 28 de abril de 2006, la filial LAN Cargo S.A. realizó una distribución de dividendos por un monto de MU$ 5.934.

Con fecha 4 de noviembre de 2005, la Sociedad Matriz adquirió 15.000 acciones de su filial LAN Cargo S.A., aumentando su porcentaje de participación de un 99,86462% a un 99,88875%.

Con fecha 29 de abril de 2005, la filial LAN Cargo S.A. realizó una distribución de dividendos por un monto de MUS$ 9.007.

3.1.- Terminal de Exportación Internacional S.A.

Con fecha 27 de diciembre de 2006, Terminal de Exportación Internacional S.A. realizó una distribución de dividendos definitivos por un monto de MUS$ 579 y dividendos provisorios por un monto de MUS$ 281.

Con fecha 30 de diciembre de 2005, Terminal de Exportación Internacional S.A. realizó una distribución de dividendos por un monto de MUS$ 185.

En Junta General Extraordinaria de Accionistas de fecha 31 de marzo de 2005 Terminal de Exportación Internacional S.A. disminuye su capital en MUS$ 1.799. Producto de lo anterior, el porcentaje de participación de LAN Cargo S.A. en Terminal de Exportación Internacional S.A. aumenta a un 99,96%.

Con fecha 17 de marzo de 2005, Terminal de Exportación Internacional S.A. realizó una distribución de dividendos por un monto de MUS$ 176.

Con fecha 17 de marzo de 2005, LAN Cargo S.A. participó del aumento de Capital de Terminal de Exportación Internacional S.A., por un monto de MUS$ 852 equivalentes a 499 acciones, cambiando de esta forma su porcentaje de participación a 59,96%.

La Sociedad Matriz y sus filiales han estimado que el valor libro de las inversiones realizadas a contar del 1 de enero de 2004, constituyen una buena aproximación del valor justo, por tal motivo, se ha utilizado este como base para la valorización de las inversiones.

d) Detalle de las inversiones

			Moneda control	Nro.	Porcentaje de		Patrimonio Sociedades		Resultado del Ejercicio		Resultado Devengado		VP / VPP		Valor contable de la Inversión
		País de	de la	Sociedades	Participación		2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
RUT	Sociedad	origen	inversión	acciones	2006	2005	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
96921070-3	Austral Sociedad	Chile	-	352	20,00000	20,00000	4.431	4.397	864	867	173	173	886	879	886	879
	Concesionaria S.A.

96847880-K	Lufthansa LAN Technical	Chile	-	50	50,00000	50,00000	1.217	1.142	392	304	196	152	609	571	609	571
	Training S.A .

96778310-2	Concesionaria	Chile	-	167	16,00000	16,00000	1.499	701	808	959	135	160	250	117	250	117
	Chucumata S.A.

Extranjera	Choice Air Courier del Perú S.A.	Perú	Dólar	118.054	50,00000	50,00000	200	164	36	38	18	19	100	82	100	82

Extranjera	Florida West	E.E.U.U.	Dólar	250	25,00000	25,00000	(200)	(512)	304	316	76	79	-	-	-	-
	International Airways Inc.
Totales													1.845	1.649	1.845	1.649

Nota 13. Menor y Mayor valor de inversiones

a) Menor valor de inversiones

		2006		2005
		Monto		Monto
		amortizado	Saldo menor	amortizado	Saldo menor
		en el período	valor	en el período	valor
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$
93383000-4	LAN Cargo S.A.	1.810	19.004	1.810	20.814
Extranjera	Inversora Cordillera S.A.	280	6.226	182	4.633
Extranjera	Inversiones Aéreas S.A.	294	4.296	294	4.590
Extranjera	Skyworld International Couriers, Inc.	254	3.824	254	4.078
Extranjera	Mas Investment Limited	171	2.388	170	2.559
Extranjera	Aerolinheas Brasileiras S.A.	143	2.157	144	2.300
Extranjera	LAN Box, Inc.	106	1.796	106	1.902
Extranjera	Promotora Aérea Latinoamericana S.A.	84	1.295	84	1.379
Extranjera	LAN Argentina S.A. (Ex - Aero 2000 S.A.)	35	688	24	660
Extranjera	Skybox Services Corp.	54	639	54	693
Extranjera	Air Cargo Limited	43	597	43	640
Extranjera	Prime Airport Services Inc.	35	405	35	440
Extranjera	Aerotransportes Mas de Carga S.A.	10	156	10	166
Extranjera	H.G.A. Rampas y Servicios Aeroportuarios de Guayaquil S.A.	2	35	2	36
Extranjera	H.G.A. Rampas del Ecuador S.A.	2	34	2	36
Extranjera	Skyworld Internacional Couriers S.A.	-	-	11	-
Total		3.323	43.540	3.225	44.926

b) Mayor valor de inversiones

		2006		2005
		Monto amortizado	Saldo mayor	Monto amortizado	Saldo mayor
		en el período	valor	en el período	valor
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

Extranjera	Choice Air Courier del Perú S.A.	2	71	3	73
Extranjera	Americonsult de Guatemala S.A.	3	-	6	102
Total		5	71	9	175

Con fecha 10 de febrero de 2006, la filial indirecta Aerotransportes Mas de Carga S.A. efectuó la venta del 99% que poseía de la sociedad Americonsult de Guatemala S.A., liquidándose por este motivo el Mayor valor de inversión que Aerotransportes Mas de Carga S.A. había reconocido en la compra de esta inversión.

Nota 14. Otros (Activos)

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$
a) Depósitos en garantía :

Depósitos en garantía (aeronaves)	10.020	9.037
Otros	3.313	3.047
Subtotal	13.333	12.084

b) Otros activos de largo plazo :

Anticipos aviones (1)	224.520	211.204
Resultado no realizado por contratos a futuro (2)	26.828	16.066
Otros	3.596	5.027
Subtotal	254.944	232.297
Total	268.277	244.381

(1) Corresponden, principalmente, a anticipos por compra de aeronaves. De acuerdo con las condiciones pactadas estos importes serán recuperados al momento de la recepción de las aeronaves. Los valores de corto plazo, se incluyen en rubro Deudores varios, según se indica en Nota 5 c).

(2) Corresponden a contratos de tasas de interés.

Nota 15. Obligaciones con bancos e instituciones financieras a corto plazo

a) Corto plazo

		Tipos de Monedas e Indice de Reajuste
		Dólares		Otras monedas extranjeras		Totales
		2006	2005	2006	2005	2006	2005
Rut	Banco o Institución Financiera	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Extranjera	BBVA Banco Francés	-	-	8.996	11.666	8.996	11.666
	Totales	-	-	8.996	11.666	8.996	11.666
	Monto Capital Adeudado	-	-	8.981	11.543	8.981	11.543
	Tasa Int. Prom. Anual	-	-	11,8000%	9,2438%	-	-

Porcentaje obligaciones moneda extranjera (%) 100,0000

Porcentaje obligaciones moneda nacional (%) -

b) Largo plazo con vencimiento dentro de un año

		Tipos de Monedas e Indice de Reajuste
		Dólares		Otras monedas extranjeras		Totales
Rut	Banco o Institución Financiera	2006 MUS$	2005 MUS$	2006 MUS$	2005 MUS$	2006 MUS$	2005 MUS$
Extranjera	ING	26.519	19.008	-	-	26.519	19.008
Extranjera	Calyon	16.951	16.247	-	-	16.951	16.247
Extranjera	Private Export Funding Corporation	30.898	10.995	-	-	30.898	10.995
Extranjera	Citibank (Crédito Sindicado)	-	6.703	-	-	-	6.703
97032000-8	BBVA	566	151	-	-	566	151
Extranjera	BNP Paribas	14.843	-	-	-	14.843	-
Extranjera	ABN’ Amro	106	-	-	-	106	-
	Totales	89.883	53.104	-	-	89.883	53.104
	Monto capital adeudado	82.428	48.624	-	-	82.428	48.624
	Tasa int. prom. anual	5,3131%	L+1,0083%	-	-	-	-

Porcentaje obligaciones moneda extranjera (%) 100,0000

Porcentaje obligaciones moneda nacional (%) -

Nota 16. Obligaciones con bancos e instituciones financieras largo plazo

		Años de vencimiento							Fecha cierre período actual		Fecha cierre
		Moneda Indice de Reajuste	Más de 1 hasta 2	Más de 2 hasta 3	Más de 3 hasta 5	Más de 5 hasta 10	Más de 10 años		Total largo plazo al cierre de los Estados Financieros	Tasa de interés anual promedio	período anterior Total largo plazo al cierre de los Estados Financieros
RUT	Banco o Institución Financiera		MUS$	MUS$	MUS$	MUS$	MUS$	Plazo	MUS$	MUS$	MUS$
Extranjera	ING	Dólares	25.145	25.377	54.836	71.212	22.329	13	198.899	5,4741%	144.813
Extranjera	Calyon	Dólares	15.900	16.455	34.619	68.935	26.557	12	162.466	L+ 0,9681	172.885
	Private Export
Extranjera	Funding Corporation	Dólares	29.723	31.130	66.669	195.858	66.824	12	390.204	4,5882%	142.698
Extranjera	Citibank (Credito Sindicado)	Dólares	-	-	-	-	-	-	-	-	53.481
97032000-8	BBVA	Dólares	7.140	-	-	-	-	-	7.140	L+1,4000%	8.097
Extranjera	BNP Paribas	Dólares	14.820	15.657	34.082	103.711	43.679	12	211.949	5,5190%	-
Extranjera	ABN’amro	Dólares	60.424	-	-	-	-	-	60.424	L+ 0,4000%	-
Totales			153.152	88.619	190.206	439.716	159.389	-	1.031.082	-	521.974

Porcentaje obligaciones moneda extranjera (%) 100,0000

Porcentaje obligaciones moneda nacional (%) -

Nota 17. Provisiones y castigos

a) Provisiones

La composición de este rubro, que se encuentra valorizado según se indica en Nota 2 r), es la siguiente:

	Corto plazo		Largo plazo
	2006	2005	2006	2005
	MUS$	MUS$	MUS$	MUS$

Mantención aeronaves y motores	44.433	58.737	36.395	101.826
Vacaciones	13.401	12.105	6.722	6.979
Premios LAN Pass	9.770	7.096	-	-
Gratificaciones	1.467	360	-	-
Patrimonio negativo coligada	50	128	-	-
Otros	4.151	967	2.775	8.472
Total	73.272	79.393	45.892	117.277

b) Castigos

Los castigos efectuados al 31 de diciembre de 2006 y 2005, son los siguientes:

	2006	2005
	MUS$	MUS$

Deudores incobrables	1.226	3.620
Obsolescencia de repuestos y rotables	754	2.121
Total	1.980	5.741

Ambos castigos se efectuaron con cargo a provisiones.

Nota 18. Otros pasivos a largo plazo

El detalle de los Otros pasivos a largo plazo es el siguiente:

	2006	2005
	MUS$	MUS$

Obligaciones por leasing (1)	176.433	161.151
Anticipo cobranzas ventas U.S.A.(2)	19.578	31.549
Contratos a futuro	19.686	8.112
Otros	1.795	2.604
Total	217.492	203.416

(1) La porción de corto plazo ascendente a MUS$ 43.070 (MUS$ 33.870 en 2005) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

(2) Con fecha 30 de marzo de 1999, LAN Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 60.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país. La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2001 y 2006, con un costo financiero de 6,82% anual.

Al 31 de marzo de 2006 se encuentran totalmente cancelados los compromisos adquiridos por la negociación descrita anteriormente con Pelican Finance Ltd.

Con fecha 22 de agosto de 2002, LAN Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 40.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país. La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2006 y 2009, con un costo financiero de 6,96% anual.

Los desembolsos por el contrato anteriormente descrito se encuentran reflejados en el item Otros desembolsos por financiamiento, en el Estado Consolidado de Flujos de Efectivo (Nota 24).

Respecto del Estado de Resultados Consolidado, los intereses devengados se encuentran reflejados bajo el rubro Gastos financieros, presentados dentro del resultado fuera de la explotación.

La porción de corto plazo ascendente a MUS$ 11.970 (MUS$ 11.817 en 2005) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

Nota 19. Interés minoritario

El detalle del interés minoritario tanto en el pasivo como en el resultado, es el siguiente:

		Interés Minoritario del Pasivo
		2006	2005
RUT	Empresa	MUS$	MUS$

Extranjera	LAN Cargo Overseas Limited	2.018	1.853
Extranjera	LAN Perú S.A.	1.940	1.253
93.383.000- 4	LAN Cargo S.A.	260	170
Extranjera	LanLogistics, Corp.	82	85
96.575.810- 0	Inversiones LAN S.A.	9	20
78.005.760-2	Sociedad de Seguridad Aérea S.A.	2	(8)
	Total	4.311	3.373

		Interés Minoritario del Resultado
RUT	Empresa	2006 MUS$	2005 MUS$
96.969.680- 0	LAN Pax Group S.A.	1.970	2.443
Extranjera	LAN Investment Limited	268	-
96.575.810- 0	Inversiones LAN S.A.	11	3
Extranjera	LAN Perú S.A.	(686)	(573)
Extranjera	LAN Cargo Overseas Limited	(165)	(111)
93.383.000- 4	LAN Cargo S.A.	(105)	(21)
Extranjera	LanLogistics, Corp.	(39)	(15)
78.005.760-2	Sociedad de Seguridad Aérea S.A.	(10)	28
	Total	1.244	1.754

Nota 20. Cambios en el patrimonio

a) Dividendos

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 26 de diciembre de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,21256 por acción con cargo a los resultados del ejercicio 2006. Al 31 de diciembre de 2006, este monto se presentó en el rubro Dividendos por pagar.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 24 de julio de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,15071 por acción con cargo a los resultados del ejercicio 2006.

En Junta Ordinaria de Accionistas de la Sociedad Matriz celebrada el 28 de abril de 2006, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2005, de US$ 0,22983 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto de 2005 y enero de 2006 de US$ 0,11430 por acción y de US$ 0,10975 por acción, respectivamente, quedando por pagar US$ 0,00578 por acción, los cuales se cancelaron durante el mes de mayo de 2006.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 31 de enero de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,10975 por acción con cargo a los resultados del ejercicio 2005, los cuales se cancelaron durante marzo de 2006. Al 31 de diciembre de 2005, este monto se presentó en el rubro Dividendos por pagar.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 2 de agosto de 2005, se acordó el reparto de un dividendo provisorio de US$ 0,11430 por acción con cargo a los resultados del ejercicio 2005.

En Junta Ordinaria de Accionistas de la Sociedad Matriz celebrada el 29 de abril de 2005, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2004, de US$ 0,25642373 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto y diciembre de 2004 de US$ 0,12475 por acción y de US$ 0,10974 por acción respectivamente, quedando por pagar US$ 0,02192745 por acción, los cuales se cancelaron durante el mes de mayo de 2005.

El valor libro de la acción al cierre del ejercicio alcanza la suma de US$ 1,9639 (US$ 1,5764 al 31 de diciembre de 2005).

b) Otras reservas

El saldo de la cuenta Otras reservas, al cierre de cada ejercicio, se compone como sigue:

	2006	2005
	MUS$	MUS$

Reserva por ajuste al valor del activo fijo	2.620	2.620
Total	2.620	2.620

Esta reserva no es distribuible y sólo puede ser capitalizada.

c) Cambios en las cuentas patrimoniales

	31-12-2005
Rubro	Capital pagado	Reserva revalorización Capital	Sobreprecio en venta de acciones	Otras reservas	Reserva futuros dividendos	Resultados Acumulados	Dividendos Provisorios	Déficit Período de Desarrollo	Resultado del Ejercicio

Saldo Inicial	134.303	-	-	2.620	-	208.865	(74.783)	-	163.552
Distribución resultado	-	-	-	-	-	163.552	-	-	(163.552)
ejercicio anterior
Dividendo definitivo	-	-	-	-	-	(81.777)	74.783	-	-
ejercicio anterior
Aumento del capital con	-	-	-	-	-	-	-	-	-
emisión de acciones de
pago
Capitalización reservas y /o	-	-	-	-	-	-	-	-	-
utilidades
Déficit acumulado período	-	-	-	-	-	-	-	-	-
de desarrollo
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Revalorización capital	-	-	-	-	-	-	-	-	-
propio
Resultado del ejercicio	-	-	-	-	-	-	-	-	146.601
Dividendos provisorios	-	-	-	-	-	-	(71.451)	-	-
Saldo Final	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601
Saldos Actualizados	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601

	31-12-2006
Rubro	Capital pagado	Reserva revalorización Capital	Sobreprecio en venta de acciones	Otras reservas	Reserva futuros dividendos	Resultados Acumulados	Dividendos Provisorios	Déficit Período de Desarrollo	Resultado del Ejercicio

Saldo Inicial	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601
Distribución resultado	-	-	-	-	-	146.601	-	-	(146.601)
ejercicio anterior
Dividendo definitivo	-	-	-	-	-	(73.294)	71.451	-	-
ejercicio anterior
Aumento del capital con	-	-	-	-	-	-	-	-	-
emisión de acciones de
pago
Capitalización reservas	-	-	-	-	-	-	-	-	-
y /o utilidades
Déficit acumulado	-	-	-	-	-	-	-	-	-
período de desarrollo
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Revalorización capital	-	-	-	-	-	-	-	-	-
propio
Resultado del ejercicio	-	-	-	-	-	-	-	-	241.300
Dividendos provisorios	-	-	-	-	-	-	(115.850)	-	-
Saldo Final	134.303	-	-	2.620	-	363.947	(115.850)	-	241.300
Saldos Actualizados	-	-	-	-	-	-	-	-	-

d) Número de Acciones

Serie	Nro. acciones suscritas	Nro. acciones pagadas	Nro. acciones con derecho a voto

Unica	318.909.090	318.909.090	318.909.090

e) Capital

	Capital suscrito	Capital pagado
Serie	MUS$	MUS$

Unica	134.303	134.303

Nota 21. Otros ingresos y egresos fuera de la explotación

El detalle de los Otros ingresos y egresos fuera de la explotación es el siguiente:

a) Otros ingresos fuera de la explotación

	2006	2005
	MUS$	MUS$

Efecto en cambio de criterio descrito en Nota Nro 3	40.344	-
Hedge combustible	12.903	51.480
Utilidad en venta de activos fijos	1.133	1.511
Otros	2.716	3.519
Total	57.096	56.510

b) Otros egresos fuera de la explotación

	2006	2005
	MUS$	MUS$

Indemnización extraordinaria al personal	11.747	-
Provisión abatimiento flota Boeing 737 (*)	8.100	-
Otros	3.091	1.913
Total	22.938	1.913

(*) Ver Nota 7 y 10.

Nota 22. Corrección monetaria

	Indice de	2006	2005
	reajustabilidad	MUS$	MUS$
Activos (cargos) / abonos
Existencias	I.P.C.	-	6
Activo fijo	I.P.C.	107	165
Inversiones en empresas relacionadas	I.P.C.	32	58
Otros activos no monetarios	I.P.C.	38	85
Cuentas de gastos y costos	I.P.C.	409	674
Total (cargos) abonos		586	988
Pasivos (cargos) / abonos
Pasivos no monetarios	I.P.C.	1	(50)
Cuentas de ingresos	I.P.C.	(448)	(672)
Total (cargos) abonos		(447)	(722)
(Pérdida) Utilidad por corrección monetaria		139	266

Nota 23. Diferencia de cambio

	Moneda	2006 MUS$	2005 MUS$
Activos (cargos) / abonos
Disponible	Euro	335	(618)
Disponible	Real brasileño	344	151
Disponible	Peso argentino	118	(169)
Disponible	$ No reajustable	1.973	(32)
Disponible	Otras monedas	228	(254)
Depósitos a plazo	$ Reajustable	(2.894)	145
Depósitos a plazo	Otras monedas	42	(84)
Valores negociables	Euro	46	(118)
Valores negociables	$ Reajustable	(139)	399
Valores negociables	Otras monedas	43	(251)
Deudores por venta	Peso colombiano	521	117
Deudores por venta	Euro	(137)	(716)
Deudores por venta	Real brasileño	363	643
Deudores por venta	Peso argentino	(30)	146
Deudores por venta	Dólar australiano	(107)	(15)
Deudores por venta	$ No reajustable	1.830	3.614
Deudores por venta	Otras monedas	(1.151)	(171)
Documentos por cobrar	$ No reajustable	(421)	928
Documentos por cobrar	Otras monedas	44	352
Deudores varios	Euro	91	(73)
Deudores varios	Real brasileño	29	(84)
Deudores varios	Peso argentino	43	(18)
Deudores varios	$ No reajustable	(1.765)	(181)
Deudores varios	$ Reajustable	(49)	233
Deudores varios	Otras monedas	17	(143)
Documentos y cuentas por cobrar EE.RR.	Otras monedas	(25)	(43)
Existencias	Peso argentino	-	(71)
Existencias	Otras monedas	-	(93)
Impuestos por recuperar	Real brasileño	216	139
Impuestos por recuperar	$ Reajustable	(662)	828
Impuestos por recuperar	Otras monedas	500	(557)
Gastos pagados por anticipado	$ No reajustable	(10)	46
Gastos pagados por anticipado	Otras monedas	7	14
Impuesto diferido	Nuevo sol	109	(12)
Impuesto diferido	$ Reajustable	(26)	(5)
Otros activos circulantes	$ No reajustable	(204)	455
Otros activos circulantes	$ Reajustable	(11)	14
Otros activos circulantes	Otras monedas	19	(25)
Inversiones empresas relacionadas	$ Reajustable	(614)	1.276
Inversiones empresas relacionadas	Otras monedas	(14)	32
Inversión en otras sociedades	$ Reajustable	(59)	93
Menor valor inversiones	Peso argentino	(6)	-
Menor valor inversiones	Peso mexicano	(1)	-
Menor valor inversiones	Otras monedas	-	(41)
Deudores a largo plazo	$ Reajustable	(28)	231
Documentos y cuentas por cobrar EE.RR. largo plazo	Peso mexicano	(8)	-
Documentos y cuentas por cobrar EE.RR. largo plazo	$ No reajustable	(182)	-
Impuestos diferidos a largo plazo	Peso mexicano	-	(6)
Impuestos diferidos a largo plazo	Nuevo sol	-	3
Intangibles	$ No reajustable	-	(2)
Otros	$ No reajustable	(15)	(37)
Otros	$ Reajustable	(3)	8
Otros	Otras monedas	30	39
Total (cargos) abonos		(1.613)	6.087

	Moneda MUS$	2006 MUS$	2005
Pasivos (cargos) / abonos
Obligaciones con bancos e instituciones financieras a corto plazo	Peso argentino	124	148
Obligaciones con bancos e instituciones financieras a corto plazo	Dólar	-	235
Obligaciones con bancos e instituciones financieras largo plazo porción corto plazo	$ No reajustable	2	-
Obligaciones largo plazo con vencimiento dentro de un año	$ Reajustable	-	(8)
Dividendos por pagar	Dólar	-	(1)
Cuentas por pagar	Euro	(38)	216
Cuentas por pagar	Real brasileño	(169)	(123)
Cuentas por pagar	Peso argentino	77	(190)
Cuentas por pagar	Peso mexicano	28	(102)
Cuentas por pagar	$ No reajustable	1.986	(2.928)
Cuentas por pagar	Otras monedas	(1.250)	256
Documentos por pagar	Otras monedas	-	(10)
Acreedores varios	$ No reajustable	-	(2)
Acreedores varios	Otras monedas	-	2
Documentos y cuentas por pagar EE.RR.	$ No reajustable	(3)	(193)
Provisiones	Real brasileño	(103)	(147)
Provisiones	$ No reajustable	(48)	(402)
Provisiones	Otras monedas	(156)	55
Retenciones	Peso argentino	(57)	(86)
Retenciones	$ No reajustable	(8)	(896)
Retenciones	Otras monedas	137	5
Impuesto a la renta	Peso mexicano	3	(6)
Impuesto a la renta	Otras monedas	(32)	(1)
Ingresos percibidos por adelantado	$ No reajustable	6.892	4.038
Ingresos percibidos por adelantado	Otras monedas	(134)	862
Otros pasivos circulantes	$ No reajustable	1	(2)
Otros pasivos circulantes	Otras monedas	(8)	(2)
Provisiones largo plazo	Real brasileño	(127)	(321)
Provisiones largo plazo	Peso argentino	4	15
Provisiones largo plazo	$ No reajustable	59	(468)
Provisiones largo plazo	Otras monedas	(77)	43
Impuesto diferido a largo plazo	Otras monedas	30	(82)
Otros pasivos largo plazo	Otras monedas	16	12
Total (cargos) abonos		7.149	(83)
(Pérdida) Utilidad por diferencias de cambio		5.536	6.004

Nota 24. Estado de flujo de efectivo

El detalle de Otros desembolsos por financiamiento es el siguiente:

	2006 MUS$	2005 MUS$
Securitization (1)	11.817	12.908
Total	11.817	12.908

(1) ver Nota 18

Nota 25. Contratos de derivados

Los contratos de derivados se encuentran valorizados de acuerdo a lo establecido en el Boletín Técnico Nro. 57 del Colegio de Contadores de Chile A.G., según lo descrito en Nota 2 u).

Descripción de los contratos
						Partida o transacción protegida			Efecto en Resultado
Tipo de derivado	Tipo de contrato	Valor del contrato MUS$	Plazo de vencimiento o expiración	Item Específico	Posición Compra / Venta	Nombre	Monto MUS$	Valor de la partida protegida MUS$	Realizado MUS$	No Realizado MUS$
S	CCTE	52.664	II 2010	Tasa interés	C	Préstamos	52.664	24.300	(195)	(280)
S	CCTE	48.431	II 2010	Tasa interés	C	Préstamos	48.431	22.363	(171)	(247)
S	CCTE	50.934	III 2010	Tasa interés	C	Préstamos	50.934	23.859	(174)	(293)
S	CCTE	51.462	IV 2010	Tasa interés	C	Préstamos	51.462	24.761	(189)	(335)
S	CCTE	58.062	IV 2011	Tasa interés	C	Préstamos	58.062	32.932	(332)	(668)
S	CCTE	69.055	III 2012	Tasa interés	C	Préstamos	69.055	41.760	(403)	(1.074)
S	CCTE	32.874	IV 2017	Tasa interés	C	Préstamos	32.874	30.841	90	554
S	CCTE	32.874	IV 2017	Tasa interés	C	Préstamos	32.874	30.841	77	490
OE	CCTE	12.750	III 2012	Tasa interés	C	Prestamos	12.750	10.661	(38)	(78)
OE	CCTE	12.825	IV 2012	Tasa interés	C	Préstamos	12.825	11.162	(43)	(94)
OE	CCTE	11.604	IV 2012	Tasa interés	C	Préstamos	11.604	10.496	(28)	(40)
OE	CCTE	31.530	III 2014	Tasa interés	C	Préstamos	31.530	23.658	(202)	(87)
OE	CCTE	32.227	IV 2014	Tasa interés	C	Préstamos	32.227	24.331	(199)	(600)
OE	CCTE	32.182	IV 2014	Tasa interés	C	Préstamos	32.182	24.348	(193)	(563)
OE	CCTE	31.814	IV 2014	Tasa interés	C	Préstamos	31.814	24.440	(217)	(687)
OE	CCTE	30.257	IV 2015	Tasa interés	C	Arriendo aeronaves	30.257	-	(175)	(43)
OE	CCTE	30.257	IV 2015	Tasa interés	C	Arriendo aeronaves	30.257	-	(213)	445
OE	CCTE	24.500	III 2016	Tasa interés	C	Arriendo aeronaves	24.500	-	(115)	(717)
OE	CCTE	24.500	IV 2016	Tasa interés	C	Arriendo aeronaves	24.500	-	(114)	(729)
S	CCTE	4.693	II 2010	Tasa interés	C	Préstamos	4.693	3.958	14	13
S	CCTE	4.698	II 2010	Tasa interés	C	Préstamos	4.698	3.963	10	13
S	CCTE	5.317	IV 2010	Tasa interés	C	Préstamos	5.317	4.379	7	13
S	CCTE	5.210	III 2010	Tasa interés	C	Préstamos	5.210	4.247	7	12
S	CCTE	6.757	IV 2011	Tasa interés	C	Préstamos	6.757	5.829	9	24
S	CCTE	5.607	III 2012	Tasa interés	C	Préstamos	5.607	4.962	10	19
S	CCTE	7.489	III 2013	Tasa interés	C	Préstamos	7.489	6.527	14	21
S	CCTE	7.772	IV 2013	Tasa interés	C	Préstamos	7.772	6.794	17	24
S	CCTE	70.547	II 2019	Tasa interés	C	Préstamos	70.547	-	-	828
S	CCTE	71.787	IV 2019	Tasa interés	C	Préstamos	71.787	-	-	738
S	CCTE	69.875	IV 2019	Tasa interés	C	Préstamos	69.875	-	-	(1.890)
S	CCTE	70.103	I 2020	Tasa interés	C	Préstamos	70.103	-	-	713
S	CCTE	71.359	II 2020	Tasa interés	C	Préstamos	71.359	-	-	658
S	CCTE	70.950	III 2020	Tasa interés	C	Préstamos	70.950	-	-	(1.774)
S	CCTE	71.383	III 2020	Tasa interés	C	Préstamos	71.383	-	-	(1.761)
S	CCTE	72.396	IV 2020	Tasa interés	C	Préstamos	72.396	-	-	722
S	CCTE	23.441	I1 2019	Tasa interés	C	Préstamos	23.441	-	-	(544)
S	CCTE	23.441	I1 2019	Tasa interés	C	Préstamos	23.441	-	-	(544)
S	CCTE	23.666	III 2019	Tasa interés	C	Préstamos	23.666	-	-	(569)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Prestamos	23.724	-	-	(578)
S	CCTE	23.836	IV 2019	Tasa interés	C	Préstamos	23.836	-	-	(581)
S	CCTE	23.894	IV 2019	Tasa interés	C	Préstamos	23.894	-	-	(592)
S	CCTE	23.894	IV 2019	Tasa interés	C	Préstamos	23.894	-	-	(592)
S	CCTE	34.069	I 2020	Tasa interés	C	Préstamos	34.069	-	-	(841)
S	CCTE	34.069	I 2020	Tasa interés	C	Préstamos	34.069	-	-	(842)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	34.636	III 2020	Tasa interés	C	Préstamos	34.636	-	-	(868)
S	CCTE	34.636	III 2020	Tasa interés	C	Préstamos	34.636	-	-	(868)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)

Descripción de los contratos
						Partida o transacción protegida			Efecto en Resultado
Tipo de derivado	Tipo de contrato	Valor del contrato MUS$	Plazo de vencimiento o expiración	Item Específico	Posición Compra / Venta	Nombre	Monto MUS$	Valor de la partida protegida MUS$	Realizado MUS$	No Realizado MUS$
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	5.970	I 2007	Combustible	C	Compra de combustible	5.970	-	-	(646)
S	CCTE	5.960	I 2007	Combustible	C	Compra de combustible	5.960	-	-	(636)
S	CCTE	5.835	I 2007	Combustible	C	Compra de combustible	5.835	-	-	(511)
S	CCTE	5.829	I 2007	Combustible	C	Compra de combustible	5.829	-	-	(505)
S	CCTE	5.813	I 2007	Combustible	C	Compra de combustible	5.813	-	-	(489)
S	CCTE	5.652	I 2007	Combustible	C	Compra de combustible	5.652	-	-	(328)
S	CCTE	2.813	I 2007	Combustible	C	Compra de combustible	2.813	-	-	(151)
S	CCTE	3.382	I 2007	Combustible	C	Compra de combustible	3.382	-	-	(188)
S	CCTE	5.610	I 2007	Combustible	C	Compra de combustible	5.610	-	-	(286)
S	CCTE	2.241	I 2007	Combustible	C	Compra de combustible	2.241	-	-	(111)
S	CCTE	2.278	I 2007	Combustible	C	Compra de combustible	2.278	-	-	(16)
S	CCTE	2.276	I 2007	Combustible	C	Compra de combustible	2.276	-	-	(13)
S	CCTE	886	II 2007	Combustible	C	Compra de combustible	886	-	-	(22)
S	CCTE	1.758	II 2007	Combustible	C	Compra de combustible	1.758	-	-	(29)
S	CCTE	2.963	II 2007	Combustible	C	Compra de combustible	2.963	-	-	(154)
S	CCTE	2.940	II 2007	Combustible	C	Compra de combustible	2.940	-	-	(131)
S	CCTE	2.310	II 2007	Combustible	C	Compra de combustible	2.310	-	-	(63)
S	CCTE	2.589	II 2007	Combustible	C	Compra de combustible	2.589	-	-	(60)
S	CCTE	2.421	II 2007	Combustible	C	Compra de combustible	2.421	-	-	(33)
S	CCTE	2.276	II 2007	Combustible	C	Compra de combustible	2.276	-	-	(29)
S	CCTE	2.280	II 2007	Combustible	C	Compra de combustible	2.280	-	-	(33)
S	CCTE	2.474	II 2007	Combustible	C	Compra de combustible	2.474	-	-	(30)
S	CCTE	2.545	II 2007	Combustible	C	Compra de combustible	2.545	-	-	(17)
S	CCTE	5.640	II 2007	Combustible	C	Compra de combustible	5.640	-	-	(22)
S	CCTE	2.432	II 2007	Combustible	C	Compra de combustible	2.432	-	-	(17)
S	CCTE	2.427	II 2007	Combustible	C	Compra de combustible	2.427	-	-	(11)
S	CCTE	2.425	II 2007	Combustible	C	Compra de combustible	2.425	-	-	(9)
S	CCTE	2.252	II 2007	Combustible	C	Compra de combustible	2.252	-	-	(5)
S	CCTE	2.801	II 2007	Combustible	C	Compra de combustible	2.801	-	-	9
S	CCTE	2.798	II 2007	Combustible	C	Compra de combustible	2.798	-	-	12
S	CCTE	4.158	III 2007	Combustible	C	Compra de combustible	4.158	-	-	(50)
S	CCTE	4.973	III 2007	Combustible	C	Compra de combustible	4.973	-	-	16
S	CCTE	2.925	III 2007	Combustible	C	Compra de combustible	2.925	-	-	9
S	CCTE	2.918	III 2007	Combustible	C	Compra de combustible	2.918	-	-	17
S	CCTE	2.503	III 2007	Combustible	C	Compra de combustible	2.503	-	-	21
S	CCTE	2.499	III 2007	Combustible	C	Compra de combustible	2.499	-	-	24
S	CCTE	2.883	III 2007	Combustible	C	Compra de combustible	2.883	-	-	51
S	CCTE	5.837	III 2007	Combustible	C	Compra de combustible	5.837	-	-	32
S	CCTE	2.915	III 2007	Combustible	C	Compra de combustible	2.915	-	-	20
S	CCTE	5.046	III 2007	Combustible	C	Compra de combustible	5.046	-	-	(58)
S	CCTE	3.683	III 2007	Combustible	C	Compra de combustible	3.683	-	-	15
S	CCTE	4.599	IV 2007	Combustible	C	Compra de combustible	4.599	-	-	7
S	CCTE	2.925	IV 2007	Combustible	C	Compra de combustible	2.925	-	-	47
S	CCTE	2.916	IV 2007	Combustible	C	Compra de combustible	2.916	-	-	56
S	CCTE	5.898	IV 2007	Combustible	C	Compra de combustible	5.898	-	-	45
S	CCTE	2.944	IV 2007	Combustible	C	Compra de combustible	2.944	-	-	28
S	CCTE	10.044	I 2007	Dólar	V	Venta de dólares	10.044	-	-	138
S	CCTE	5.049	I 2007	Dólar	V	Venta de dólares	5.049	-	-	57
S	CCTE	5.047	I 2007	Dólar	V	Venta de dólares	5.047	-	-	57
S	CCTE	10.052	I 2007	Dólar	V	Venta de dólares	10.052	-	-	(66)
S	CCTE	10.052	I 2007	Dólar	V	Venta de dólares	10.052	-	-	(66)

Nota 26. Contingencias y restricciones

a) Juicios

Sociedad	Tribuna	N° Rol de la causa	Origen	Etapa procesal e instancia	Montos Comprometidos MUS$
Aerolíneas Brasileiras S.A .	Secretaría da Fazenda del Estado de Río de Janeiro	2003	La autoridad administrativa de Rio de Janeiro, Brasil , notificó de un auto de infracción o multa por el supuesto no pago de ICMS (IVA) por importación de aeronave B-767 matrícula PR-ABB.	Pendiente resolución de la junta de revisores para la anulación de la multa.	3.000

LAN Airlines S.A.	4º Juzgado Civil de Santiago de Chile	4831-97	Demanda de indemnización de perjuicios interpuesta por Aerovías DAP/ Alex y Andrés Pivcevic R.	Pendiente que el Tribunal proceda a liquidar el crédito y se efectúe la notificación del cumplimiento del fallo de autos.	138

LAN Airlines S.A.	Comercial 14 Sec.28, Argentina	108210 / 99	Demanda daños y perjuicios.	Rechazado recurso extraordinario de los demandantes y pendiente recurso de queja.	249

LAN Airlines S.A.	6° Juzgado Laboral de Santiago de Chile	141- 00	Demanda por supuesto incumplimiento en períodos de servicio de vuelo	Pendiente apelación ante Corte de Apelaciones	Indeterminado
.
LAN Airlines S.A.	4° Juzgado Laboral de Santiago de Chile	3576-2003	Demanda presentada por el Sindicato de Trabajadores de LAN Airlines S.A. por gratificaciones correspondientes a los ejercicios 1998, 1999, 2000, 2001, 2002.	Pendiente cumplimiento y liquidación por parte de SII.	Indeterminado

LAN Cargo S.A.	Departamento Justicia USA y	-	Investigación por supuestas prácticas anticompetitivas aerolíneas cargueras	Investigación Pendiente..	Indeterminado
	Comisión Europea		especialmente sobrecargo de combustible (Fuel Surcharge).

LAN Airlines S.A.	Tribunal competente para conocer acciones de clase	-	Como consecuencia de la investigación por supuestas prácticas anticompetitivas aerolíneas cargueras especialmente sobrecargo de combustible (Fuel Surcharge).	Presentadas acciones de clase.	Indeterminado

LAN Cargo S.A.	Tribunal competente para conocer acciones de clase	-	Como consecuencia de la investigación por supuestas prácticas anticompetitivas aerolíneas cargueras especialmente sobrecargo de combustible (Fuel Surcharge).	Presentadas acciones de clase.	Indeterminado

En atención al estado procesal de las causas y /o el improbable evento de ser condenados en dichos juicios, al 31 de diciembre de 2006 se ha estimado en cada caso que no corresponde la constitución de provisión alguna por estos juicios.

b) Contingencias y compromisos

			Valor	Fecha de
Acreedor Garantía	Nombre deudor	Tipo	MUS$	liberación
Fisco de Chile (Aduana)	LAN Airlines S.A.	Cuatro letras en garantía	20.150	A la vista
United Technologies International Corporation,	LAN Airlines S.A.	Dos cartas de crédito	15.000	30-Jul- 07
Pratt & Whitney Division
Private Export Funding Corp.	LAN Airlines S.A.	Carta de crédito	11.000	29-Dic- 07
TAF Venus Lease Limited	LAN Airlines S.A.	Carta de crédito	4.000	11-Dic- 07
TAF Mercury Lease Limited	LAN Airlines S.A.	Carta de crédito	4.000	11-Dic- 07
Celestial Aviation Trading 16 Limited	LAN Cargo S.A.	Dos cartas de crédito	3.500	25-Abr- 07
JP Morgan Chase	LAN Airlines S.A.	Carta de crédito	3.465	30-Ago-07
International Lease Finance Corporation	LAN Airlines S.A.	Siete cartas de crédito	3.280	25-Jul- 07
Orix Aviation System Limited	LAN Airlines S.A.	Carta de crédito	3.265	5-May-07
Deutsche Verkehrsbank AG.	LAN Airlines S.A.	Carta de crédito	3.255	17-Ago-08
CIT Leasing (Bermuda), Limited	LAN Airlines S.A.	Dos cartas de crédito	3.240	10-May-07
Celestial Aviation Trading 35 Limited	LAN Airlines S.A.	Carta de crédito	2.500	13-Jun- 07
MSA V Willmington Trust Company	LAN Airlines S.A.	Carta de crédito	2.200	3-Dic- 07
GE Capital Aviation Services Limited	LAN Airlines S.A.	Dos cartas de crédito	2.054	27-Jul- 07
ACL Aviation Limited	Transporte Aéreo S.A.	Dos cartas de crédito	2.000	21-Ago-07
Washington International Insurance	LAN Airlines S.A.	Tres cartas de crédito	1.750	5-Abr- 07
Metropolitan Dade County	LAN Airlines S.A.	Cinco cartas de crédito	1.504	31-May-07
Atlas Air Inc.	LAN Airlines S.A.	Carta de crédito	1.500	7-Oct- 07
Celestial Aviation Trading 50 Limited	LAN Airlines S.A.	Carta de crédito	1.400	20-Feb- 07

b.1) Existen los siguientes contratos de arrendamiento de aeronaves :

Arrendador	Tipo de Aeronave	Cantidad

ACL Aviation Limited	737	2
Aergo Capital Limited	737	1
Alpha Aviation Limited	737	1
Beta Aviation Limited	737	1
ADL Leasing LLC	737	5
International Lease Finance Corporation	767	8
CIT Leasing (Bermuda), Limited	767	1
Celestial Aviation Trading 35 Limited	767	1
Celestial Aviation Trading 16 Limited	767	1
Nordea Finance Sweden PLC	767	1
GAP Investment Forty-Five LLC	767	1
MSA V Willmington Trust Company	767	1
TAF Mercury Lease Limited	A319	1
TAF Venus Lease Limited	A319	1
M-One Wisteria Lease Co., Limited	A319	1
MLD T.I.S. Co., Limited	A319	1
C.B.L. Inc.	A319	1
Bi Opal Lease Co., Limited	A320	3
IA Crane Limited	A320	1
IA Hawk Limited	A320	1
IA Hummingbird Limited	A320	1
IA Lark Limited	A320	1
Intercontinental Commuter Lease Co., Limited	A320	1
Orix Aviation System Limited	A320	1
Orix Vesta Corporation	A320	1
Wells Fargo Bank Northwestern, N.A.	A320	1
IA Cormorant Limited	A340	1
IA Sparrow Limited	A340	1
Bi Opal Lease Co., Limited	A340	1
IA Mariners Lease Co., Limited	A340	1
Total		44

Los montos de arriendos anuales comprometidos por contratos de aeronaves y motores ascienden a: MUS$ 147.635 / Año 2007; MUS$ 131.910 / Año 2008; MUS$ 105.883 / Año 2009; MUS$ 91.301 / Año 2010; MUS$ 90.849 / Año 2011; MUS$ 84.853 / Año 2012; MUS$ 83.254 / 2013 y siguientes.

b. 2) Compromisos

Con fecha 23 de agosto de 1999, se informó la suscripción de un contrato de compraventa de 7 aeronaves de largo alcance A340-300 con Airbus Industries (actual Airbus S.A.S.). De este total, a la fecha se han recibido cuatro aeronaves, se ha cancelado la entrega de una aeronave y quedan por recibirse dos aeronaves por un monto total aproximado de MUS$ 230.000. La entrega está programada para el año 2008.

Con fecha 4 de octubre de 2005, la Sociedad Matriz suscribió con Airbus S.A.S. una modificación al contrato de compra de aeronaves de fecha 20 de marzo de 1998, en virtud del cual se acordó la compra de nuevas aeronaves de la familia A320, esto es, modelos A320, A319 y A318. En virtud de esta nueva modificación, el total de aeronaves Airbus de la familia A320 que serán adquiridas en los años 2006, 2007 y 2008 asciende a treinta y dos, con la opción de compra de 15 aeronaves adicionales. El valor total aproximado asciende a MUS$ 960.000.

Con fecha 20 de abril de 2004, la Sociedad Matriz suscribió un contrato con The Boeing Company, por la compra de 2 aeronaves 767-300F que fueron recibidas en julio y noviembre de 2005.

Con fecha 11 de noviembre de 2004, la Sociedad Matriz suscribió con The Boeing Company un contrato de compra de 4 aeronaves 767-300, pudiendo ser éstos indistintamente cargueros o pasajeros. Estas aeronaves fueron recibidas durante el año 2006.

Con fecha 28 de abril de 2005, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300, pudiendo ser éstos indistintamente cargueros o pasajeros. La entrega está programada para los años 2006 y 2007.

Con fecha 20 de julio de 2005, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300, siendo uno de ellos de pasajeros y pudiendo ser dos indistintamente cargueros o pasajeros. La entrega está programada para los años 2007 y 2008.

Con fecha 31 de marzo de 2006, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300 para ser entregadas en el período 2007 - 2008.

Con fecha 14 de diciembre de 2006, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300. La entrega está programada para el año 2009.

Al 31 de diciembre de 2006, producto de los distintos contratos de compra con The Boeing Company anteriormente descritos por un total de 18 aeronaves, resta por recibirse un total de 11 aeronaves por un monto total aproximado de MUS$ 1.012.000. De este total, a esta fecha las configuraciones son aeronaves de pasajeros, teniendo una aeronave la posibilidad de conversión a carguero.

c) Restricciones

c.1) En relación con los diversos contratos celebrados por LAN Airlines S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export - Import Bank de los Estados Unidos de Norteamérica, se han establecido límites a algunos indicadores financieros de la Sociedad Matriz, en base consolidada. Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad en términos de composición accionaria y disposición de activos. Adicionalmente, en relación a los diversos contratos celebrados por su filial LAN Cargo S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export-Import Bank de los Estados Unidos de Norteamérica, se han establecido restricciones a la gestión de la Sociedad Matriz y de su filial LAN Cargo S.A., en términos de composición accionaria y disposición de activos.

c.2) En relación con el contrato de Securitización, celebrado con Pelican Finance Ltd., en agosto de 2002, se han establecido restricciones a la gestión de la Sociedad Matriz en términos de disponer de Cuentas por cobrar similares a las enajenadas.

c.3) Existe un contrato de mutuo, con BBVA, que establece restricciones a la gestión de la Sociedad Matriz, en términos de disposición de activos.

c.4 ) En relación con los diversos contratos celebrados por LAN Airlines S.A. para el financiamiento de aeronaves Airbus A320 que cuentan con la garantía de las Export Credit Agencies Europeas, se han establecido límites a algunos indicadores financieros de la Sociedad. Por otra parte, y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad, en términos de composición accionaria y disposición de activos.

d) Garantías directas

	Deudor			Activos comprometidos		Saldos pendiente de pago a la fecha de cierre de los Estados Financieros
Acreedor de la garantía	Nombre	Relación	Tipo de garantía	Tipo	Valor Contable MUS$	2006 MUS$	2005 MUS$
ING Capital LLC	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	88.306	84.755	91.288

Wilmington Trust	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	85.930	81.981	88.585

Company

Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	85.441	73.396	-

Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	80.270	68.783	-

Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	80.149	66.973	-

Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	79.995	68.184	-

ING Capital LLC	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	78.942	76.086	-

Wells Fargo Bank	LAN Cargo S.A.	-	Hipoteca	Avión	71.277	63.897	69.593

Northwest, National

Association y Eximbank

Wells Fargo Bank	LAN Cargo S.A.	-	Hipoteca	Avión	69.233	62.465	68.048

Northwest, National

Association y Eximbank

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.742	28.565	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.729	28.210	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.727	28.256	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.714	28.236	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.678	28.526	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.364	28.421	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.359	28.389	-

BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.219	28.189	-

Calyon	LAN Airlines S.A.	-	Hipoteca	Avión motores	31.752	31.231	33.208

Calyon	LAN Airlines S.A.	-	Hipoteca	Avión motores	31.365	31.210	33.195

Calyon	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	29.481	28.715	30.190

Calyon	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	28.371	29.353	30.828

Credit Lyonnais	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	28.009	29.381	30.807

Credit Lyonnais	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	27.561	29.527	30.904

BBVA	Inmobiliaria	-	Hipoteca	Edificio	9.038	7.706	8.248

Aeronáutica S.A.

Citibank N.A., Bahrain Branch Westdeutche Landesbank Girozet	LAN Cargo S.A.	-	Hipoteca prenda	Avión motores	-	-	60.184

Wilmington Trust Company	LAN Cargo S.A.	-	Prenda	Contrato de subarriendo	-	-	-

Wells Fargo Bank	LAN Cargo S.A.	-	Prenda	Contrato de arriendo	-	-	-

Northwest, National

Association y Eximbank

GPA Group PLC	LAN Airlines S.A.	-	Prenda	Repuestos	331	-	-

e) Garantías indirectas

	Deudor			Activos comprometidos		Saldos pendiente de pago a la fecha de cierre de los Estados Financieros
Acreedor de la garantía	Nombre	Relación	Tipo de garantía	Tipo	Valor Contable MUS$	2006 MUS$	2005 MUS$
Citibank N.A., Bahrain Branch	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	55.498	60.184

Westdeutche Landesbank Girozet

Wells Fargo Bank Northwest,	LAN Airlines S.A.	Matriz	Aval fianza codeuda	-	-	41.663	46.148

National Association y Eximbank

Wells Fargo Bank Northwest,	LAN Airlines S.A.	Matriz	Aval fianza codeuda	-	-	39.068	45.424

National Association y Eximbank

Wells Fargo Bank Northwest,	LAN Airlines S.A.	Matriz	Aval fianza codeuda	-	-	28.551	35.606

National Association y Eximbank

Wells Fargo Bank Northwest,	LAN Airlines S.A.	Matriz	Aval fianza codeuda	-	-	28.124	34.669

National Association y Eximbank

Wells Fargo Bank Northwest,	LAN Airlines S.A.	Matriz	Aval fianza codeuda	-	-	26.598	33.165

National Association y Eximbank

Celestial Aviation Trading 16 Limited	LAN Cargo S.A. y /o Florida	Filial / Coligada	Aval fianza y codeuda	-	-	3.500	3.500

West International

Nota 27. Cauciones

				Valor
Tipo de Garantía	Otorgante	Tipo de Operación	Tipo de Relación	2006 MUS$	2005 MUS$
Dos cartas de crédito	Aerovías de México S.A.	Arriendo avión	Cliente	2.620	2.500

Nota 28. Moneda nacional y extranjera

Activo

Rubro	Moneda	2006 MUS$	2005 MUS$
Activos circulantes
Disponible	Dólar	5.028	3.986
Disponible	$No reajustable	2.345	3.322
Disponible	Peso argentino	896	1.252
Disponible	Euro	5	634
Disponible	Real brasileño	691	565
Disponible	Otras monedas	600	1.974
Depósitos a plazo	Dólar	96.589	27.703
Depósitos a plazo	$Reajustable	39.875	-
Depósitos a plazo	Euro	1.253	-
Depósitos a plazo	Real brasileño	531	253
Depósitos a plazo	Nuevo sol	-	373
Depósitos a plazo	Otras monedas	10.729	6.190
Valores negociables	Dólar	53.220	103.230
Valores negociables	$Reajustable	4.754	5.850
Valores negociables	Peso argentino	1.502	3.247
Valores negociables	Euro	593	656
Deudores por venta	Dólar	131.844	116.339
Deudores por venta	$No reajustable	45.966	36.575
Deudores por venta	Euro	16.523	8.154
Deudores por venta	Real brasileño	12.159	5.259
Deudores por venta	Peso argentino	10.386	2.124
Deudores por venta	Peso colombiano	9.866	2.673
Deudores por venta	Dólar australiano	2.601	970
Deudores por venta	Otras monedas	5.918	6.148
Documentos por cobrar	$No reajustable	4.991	4.091
Documentos por cobrar	Euro	355	260
Documentos por cobrar	Dólar	192	171
Documentos por cobrar	Real brasileño	164	107
Documentos por cobrar	Peso argentino	13	168
Documentos por cobrar	Otras monedas	433	216
Deudores varios	Dólar	103.966	116.798
Deudores varios	$No reajustable	4.016	4.622
Deudores varios	$Reajustable	2.853	2.102
Deudores varios	Real brasileño	1.703	1.180
Deudores varios	Euro	995	313
Deudores varios	Nuevo sol	639	497
Deudores varios	Peso argentino	347	203
Deudores varios	Otras monedas	582	1.098
Documentos y cuentas por cobrar EE.RR. largo plazo	Dólar	4.602	304
Documentos y cuentas por cobrar EE.RR. largo plazo	$No reajustable	163	595
Existencias	Dólar	45.576	37.182
Existencias	$Reajustable	1.251	101
Impuestos por recuperar	$Reajustable	10.653	9.103
Impuestos por recuperar	Peso argentino	9.711	5.523
Impuestos por recuperar	Dólar	6.158	5.049
Impuestos por recuperar	Peso mexicano	2.321	1.748
Impuestos por recuperar	Real brasileño	971	2.111
Impuestos por recuperar	Otras monedas	4.234	773
Gastos pagados por anticipado	Dólar	23.854	23.234
Gastos pagados por anticipado	$No reajustable	2.044	729
Gastos pagados por anticipado	Otras monedas	888	315
Impuestos diferidos	Dólar	4.289	5.272
Impuestos diferidos	Peso mexicano	1.049	1.066
Impuestos diferidos	Nuevo sol	795	1.054
Impuestos diferidos	$Reajustable	302	278
Otros activos circulantes	Dólar	11.718	12.935
Otros activos circulantes	Euro	227	118
Otros activos circulantes	$No reajustable	87	72
Otros activos circulantes	$Reajustable	81	124
Otros activos circulantes	Otras monedas	211	72

Activo fijo

Rubro	Moneda	2006 MUS$	2005 MUS$
Terrenos	Dólar	10.739	10.739
Construcciones y obras de infraestructura	Real brasileño	868	965
Construcciones y obras de infraestructura	Peso mexicano	433	492
Construcciones y obras de infraestructura	Dólar	67.880	66.045
Construcciones y obras de infraestructura	$Reajustable	4.184	4.506
Construcciones y obras de infraestructura	Otras monedas	3.150	2.996
Maquinarias y equipos	Real brasileño	411	386
Maquinarias y equipos	Peso argentino	1.512	960
Maquinarias y equipos	Peso mexicano	246	294
Maquinarias y equipos	Nuevo sol	1.482	1.272
Maquinarias y equipos	Dólar	1.433.296	855.842
Maquinarias y equipos	$Reajustable	728	785
Maquinarias y equipos	Otras monedas	24	32
Otros activos fijos	Nuevo sol	466	563
Otros activos fijos	Dólar	349.796	305.597
Otros activos fijos	$Reajustable	226	565
Otros activos fijos	Otras monedas	586	231

Otros activos
Inversiones empresas relacionadas	Dólar	99	82
Inversiones empresas relacionadas	$Reajustable	1.746	1.567
Inversión en otras sociedades	Dólar	506	15
Inversión en otras sociedades	$Reajustable	1.131	1.175
Menor valor inversiones	Peso argentino	619	660
Menor valor inversiones	Dólar	42.921	44.266
Mayor valor inversiones	Dólar	(71)	(175)
Deudores a largo plazo	Dólar	25.479	7.428
Deudores a largo plazo	$Reajustable	3.436	2.328
Documentos y cuentas por cobrar EE.RR. largo plazo	Dólar	51	10.252
Intangibles	Dólar	1.274	1.150
Intangibles	$No reajustable	986	1.159
Otros	Peso argentino	576	-
Otros	Dólar	267.447	243.934
Otros	$No reajustable	21	38
Otros	$Reajustable	69	201
Otros	Otras monedas	164	208

Total activos
	Dólar	2.686.453	1.997.378
	$ No reajustable	60.619	51.203
	Peso argentino	25.562	14.137
	Euro	19.951	10.135
	Real brasileño	17.498	10.826
	Otras monedas	27.519	20.253
	$ Reajustable	71.289	28.685
	Nuevo sol	3.382	3.759
	Peso colombiano	9.866	2.673
	Dólar australiano	2.601	970
	Peso mexicano	4.049	3.600

Pasivos circulantes

		Hasta 90 días				90 días a 1 año
		2006		2005		2006		2005
RUBRO	Moneda	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual

Obligaciones con bancos e	Peso argentino	-	-	3.377	9,24%	8.996	11,80%	8.289	9,24%
instituciones financieras a corto
plazo
Obligaciones con bancos e	Dólar	27.670	5,3131%	16.340	L+1,0083%	62.213	5,3131%	36.764	L+1,0083%
instituciones financieras largo plazo
porción corto plazo
Obligaciones largo plazo con	Dólar	11.524	L+ 0,3075%	3.576	L+ 0,2473%	31.546	L+ 0,3075%	30.285	L+ 0,2473%
vencimiento dentro de un año
Obligaciones largo plazo con	Dólar	2.915	6,96%	3.366	6,95%	9.055	6,96%	8.451	6,95%
vencimiento dentro de un año
Obligaciones largo plazo con	$ Reajustable	-	-	9	11,03%	-	-	-	-
vencimiento dentro de un año
Dividendos por pagar	Dólar	67.789	-	35.000	-	-	-	-	-
Cuentas por pagar	Dólar	83.010	-	84.512	-	47.252	-	93.423	-
Cuentas por pagar	$ No reajustable	42.424	-	40.738	-	1.995	-	2.012	-
Cuentas por pagar	Peso mexicano	4.419	-	756	-	2.142	-	2.027	-
Cuentas por pagar	Euro	3.990	-	6	-	1.737	-	154	-
Cuentas por pagar	Peso argentino	2.789	-	5.569	-	8.633	-	161	-
Cuentas por pagar	Real brasileño	1.349	-	2.276	-	53.702	-	-	-
Cuentas por pagar	Nuevo sol	141	-	238	-	5.217	-	3.270	-
Cuentas por pagar	Otras monedas	1.500	-	442	-	647	-	404	-
Acreedores varios	Dólar	-	-	322	-	-	-	210	-
Documentos y cuentas por pagar	$ No reajustable	301	-	327	-	-	-	-	-
EE.RR.
Provisiones	Dólar	32.826	-	42.880	-	31.780	-	29.292	-
Provisiones	$ No reajustable	2.119	-	998	-	3.124	-	3.608	-
Provisiones	Peso argentino	2	-	-	-	1.945	-	346	-
Provisiones	Real brasileño	-	-	931	-	1.167	-	-	-
Provisiones	Otras monedas	297	-	83	-	12	-	1.255	-
Retenciones	Dólar	35.613	-	23.316	-	2.811	-	3.633	-
Retenciones	$ No reajustable	5.683	-	7.461	-	228	-	189	-
Retenciones	Real brasileño	-	-	132	-	333	-	-	-
Retenciones	Otras monedas	1.061	-	105	-	-	-	-	-
Impuesto a la renta	Dólar	382	-	31	-	637	-	55	-
Impuesto a la renta	$ No reajustable	214	-	315	-	297	-	61	-
Impuesto a la renta	Otras monedas	-	-	19	-	-	-	-	-
Ingresos percibidos por adelantado	Dólar	200.507	-	130.575	-	64.493	-	44.760	-
Ingresos percibidos por adelantado	Otras monedas	-	-	245	-	307	-	-	-
Otros pasivos circulantes	Dólar	5.206	-	59	-	2.141	-	9.548	-
Otros pasivos circulantes	$ No reajustable	3	-	23	-	9	-	5	-
Otros pasivos circulantes	Otras monedas	127	-	-	-	3	-	22	-

Total pasivos circulantes
	Peso argentino	2.791		8.946		19.574		8.796
	Dólar	467.442		339.977		251.928		256.421
	$ Reajustable	-		9		-		-
	$ No reajustable	50.744		49.862		5.653		5.875
	Peso mexicano	4.419		756		2.142		2.027
	Euro	3.990		6		1.737		154
	Real brasileño	1.349		3.339		55.202		-
	Nuevo sol	141		238		5.217		3.270
	Otras monedas	2.985		894		969		1.681

Pasivos largo plazo al 31-12-2006

		1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años
Rubro	Moneda	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual	MUS$	Tasa int.prom. anual

Obligaciones con bancos e	Dólar	241.771	5,3131%	190.206	5,3131%	439.716	5,3131%	159.389	5,3131%
instituciones financieras
Acreedores varios largo	Dólar	523	-	-	-	-	-	-	-
plazo
Provisiones largo plazo	Dólar	21.111	-	12.128	-	5.053	-	-	-
Provisiones largo plazo	$ No reajustable	6.129	-	142	-	40	-	-	-
Provisiones largo plazo	Real brasileño	1.144	-	-	-	-	-	-	-
Provisiones largo plazo	Otras monedas	145	-	-	-	-	-	-	-
Impuesto diferido a largo	Dólar	1.328	-	-	-	-	-	124.964	-
plazo
Impuesto diferido a largo	$ No reajustable	594	-	-	-	-	-	-	-
plazo
Otros pasivos largo plazo	Dólar	91.400	L+ 0,3075%	56.977	L+ 0,3075%	19.634	L+ 0,3075%	8.422	L+ 0,3075%
Otros pasivos largo plazo	Dólar	19.578	6,96%	-	-	-	-	-	-
Otros pasivos largo plazo	Dólar	12.020	-	7.396	-	2.039	-	-	-
Otros pasivos largo plazo	Otras monedas	2	-	-	-	24	-	-	-

Total pasivos a largo plazo
	Dólar	387.731		266.707		466.442		292.775
	$ No reajustable	6.723		142		40		-
	Real brasileño	1.144		-		-		-
	Otras monedas	147		-		24		-

Pasivos largo plazo al 31-12-2005

		1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años
			Tasa int.		Tasa int.		Tasa int.		Tasa int.
Rubro	Moneda	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual
Obligaciones con bancos e instituciones financieras	Dólar	111.848	L+1,0083%	111.662	L+1,0083%	222.862	L+1,0083%	75.602	L+1,0083%
Acreedores varios largo plazo	Dólar	17.039	L+2,0000%	-	-	-	-	-	-
Provisiones largo plazo	Dólar	37.227	-	30.070	-	37.758	-	-	-
Provisiones largo plazo	$ No reajustable	4.794	-	67	-	30	-	-	-
Provisiones largo plazo	Real brasileño	1.425	-	-	-	-	-	-	-
Provisiones largo plazo	Nuevo sol	933	-	3.452	-	-	-	-	-
Provisiones largo plazo	Peso mexicano	201	-	-	-	-	-	-	-
Provisiones largo plazo	Otras monedas	1.320	-	-	-	-	-	-	-
Impuesto diferido a largo plazo	Dólar	5.395	-	-	-	-	-	89.726	-
Impuesto diferido a largo plazo	$ No reajustable	455	-	-	-	-	-	-	-
Otros pasivos largo plazo	Dólar	71.856	L+ 0,2473%	69.957	L+ 0,2473%	8.777	L+ 0,2473%	10.560	L+ 0,2473%
Otros pasivos largo plazo	Dólar	24.796	6,96%	6.752	6,96%	-	-	-	-
Otros pasivos largo plazo	Dólar	6.937	-	1.771	-	1.867	-	112	-
Otros pasivos largo plazo	Otras monedas	31	-	-	-	-	-	-	-

Total pasivos a largo plazo

Dólar	275.098	220.212	271.264	176.000
$ No reajustable	5.249	67	30	-
Real brasileño	1.425	-	-	-
Nuevo sol	933	3.452	-	-
Peso mexicano	201	-	-	-
Otras monedas	1.351	-	-	-

Nota 29. Sanciones

a) De la Superintendencia de Valores y Seguros

No se han aplicado sanciones a la Sociedad Matriz y sus filiales, a sus Directores o Administradores, emitidas por parte de la Superintendencia de Valores y Seguros al 31 de diciembre de 2006 y 2005.

b) De Otras autoridades administrativas

No se han aplicado sanciones significativas a la Sociedad Matriz y sus filiales, emitidas por otras autoridades administrativas al 31 de diciembre de 2006 y 2005.

Nota 30. Hechos posteriores

a) Con posterioridad al 31 de diciembre de 2006 y hasta la fecha de emisión de estos Estados Financieros, existe el siguiente hecho posterior:

En la Junta Extraordinaria de Accionistas de LAN Airlines S.A., celebrada con fecha 26 de enero de 2007 y con la asistencia de accionistas que representaban un 80,1% del total de las acciones suscritas y pagadas de la Sociedad, se adoptaron los siguientes acuerdos:

- Aumentar el capital social de US$ 134.303.353, dividido en 318.909.090 acciones de una misma serie, nominativas, de carácter ordinario, sin valor nominal, íntegramente suscritas y pagadas, a la cantidad de US$ 206.478.253, dividido en 326.409.090 acciones, mediante la emisión de 7.500.000 de acciones de pago de iguales características a las existentes, representativas en total de un aumento de capital por la cantidad de US$ 72.174.900.

- Destinar un 10% de las acciones representativas del aumento de capital, esto es, la cantidad de 750.000 acciones, a planes de compensación que el Directorio elaborará al efecto para los trabajadores de la Sociedad Matriz y de sus filiales, conforme lo dispuesto en los incisos tercero, cuarto y quinto del artículo 24 de la Ley 18.046, mediante un programa de opciones para la suscripción de acciones de la Sociedad, quedando ampliamente facultado para ello.

b) Entre el 31 de diciembre de 2006 y la fecha de emisión de estos Estados Financieros, no han ocurrido otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los mismos.

Nota 31. Medio ambiente

De conformidad con la Ley de Bases sobre el Medio Ambiente y su normativa complementaria, no existen disposiciones que afecten la industria de servicios de transporte aéreo.

Nota 32. Gastos pagados por anticipado

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$
Seguros de aviación y otros	15.030	14.502
Arriendo de aeronaves (1)	5.532	5.476
Recepción de aeronaves (2)	3.188	1.995
Publicidad no consumida	1.040	204
Oficinas del exterior	603	208
Otros	1.393	1.893
Total	26.786	24.278

(1) El concepto arriendo de aeronaves, corresponde a valores pagados anticipadamente a los arrendadores, los cuales serán cargados a resultados operacionales una vez que éstos se devenguen.

(2) Como recepción de aeronaves, se incluyen todos aquellos costos en que incurre la Sociedad Matriz y sus filiales al momento de recepcionar una aeronave, para dejarla en condiciones operativas. Dichos costos no son recuperables y se difieren con cargo a resultados operacionales en los plazos de duración establecidos en los respectivos contratos.

Nota 33. Cuentas por pagar

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$
Combustible	62.905	56.347
Tasas aeroportuarias y de sobrevuelo	23.676	22.739
Handling y Ground handling	17.600	12.328
Tripulación	16.400	11.936
Seguros de aviación y otros	15.268	17.961
Compras técnicas	14.667	17.072
Cumplimiento de metas agencias	14.332	8.740
Asesorías y servicios profesionales	10.044	4.457
Servicios a bordo	9.234	9.365
Publicidad	8.865	6.181
Arriendo de aeronaves y motores	7.883	12.050
Sistemas de distribución	5.866	10.125
Comunicaciones	2.734	3.950
Mantenciones generales	1.879	1.969
Compañías aéreas interlineales	1.413	3.698
Materiales y servicios de mantenimiento	3.246	5.440
Otros proveedores	44.935	31.630
Total	260.947	235.988

Hechos relevantes

Los siguientes Hechos fueron informados en carácter de esenciales a la Superintendencia de Valores y Seguros y a las Bolsas de Valores, hasta la fecha de emisión de esta memoria:

Año 2007

- Con fecha 6 de marzo de 2007 se informó que, en Sesión Extraordinaria de Directorio celebrada el día 6 de marzo de 2007, el Directorio de Lan Airlines S.A. acordó citar a Junta Extraordinaria de Accionistas para el día 5 de abril de 2007 inmediatamente a continuación de la Junta Ordinaria de accionistas de la compañía, la cual se celebrará a las 11:00 horas, para tratar las siguientes materias:

a) Dejar sin efecto el aumento de capital por 7.500.000 (siete millones quinientas mil) acciones de pago, acordado por la Junta Extraordinaria de Accionistas celebrada el día 26 de Enero de 2007.

b) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 22.090.910 (veintidós millones noventa mil novecientas diez) acciones de pago, al precio y demás condiciones que acuerde la Junta de Accionistas. Se hace presente que el Directorio de la compañía tiene la intención de colocar una parte de este aumento de capital para ser transado en mercados de valores extranjeros, a través del mecanismo de certificados americanos de depósito de acciones, también conocidos como ADRs.

c) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046.

d) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta.

e) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente; y

f ) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

1.- Con fecha 31 de enero de 2007 se informó en carácter de hecho esencial que, el Directorio de Lan Airlines S.A., en sesión del día 30 de enero de 2007, acordó poner en conocimiento público el hecho que desde el mes de septiembre de 2006, Lan Airlines S.A., actuando a través de una sociedad filial, ha concurrido a otorgar financiamientos por un monto total de aproximadamente US$ 17.100.000 (los “Créditos”) a VRG LINHAS AEREAS S.A. (“Nueva Varig”). Los Créditos son convertibles en acciones de Nueva Varig, a sola opción de Lan Airlines S.A.

Aún cuando el monto de la inversión no tiene un efecto significativo para la compañía, se ha acordado hacer pública esta información ya que, de ejercerse la opción de convertibilidad referida, Lan Airlines S.A. podría pasar a tener una participación minoritaria en la Nueva Varig.

Nueva Varig es una sociedad anónima constituida según las leyes de Brasil, la cual fue formada con el objeto de adquirir parte de los activos de la aerolínea Varig S.A., dentro del proceso de quiebra de dicha empresa, y se encuentra actualmente operando conforme a la autorización técnico operativa (“CHETA”) otorgada por la autoridad aeronáutica brasileña.

La compañía mantiene negociaciones con los accionistas de Nueva Varig para eventualmente ejercer su opción de participación en dicha sociedad mediante la capitalización de los Créditos.

De conformidad con lo anterior, el Directorio de la Sociedad ha acordado cesar el carácter de reservado del acuerdo que autorizó el otorgamiento de los Créditos, adoptado con fecha 26 de septiembre de 2006, informado oportunamente a esa Superintendencia con carácter de hecho reservado.

2.- Con fecha 30 de enero de 2007 se informó que, en la Junta Extraordinaria de Accionistas de Lan Airlines S.A., celebrada con fecha 26 de enero de 2007 y con la asistencia de accionistas que representaban un 80,1% del total de las acciones suscritas y pagadas de la Sociedad, se adoptaron los siguientes acuerdos:

- Aumentar el capital social de la cantidad de US$ 134.303.353, dividido en 318.909.090 acciones de una misma serie, nominativas, de carácter ordinario, sin valor nominal, íntegramente suscritas y pagadas, a la cantidad de US$ 206.478.253, dividido en 326.409.090 acciones, mediante la emisión de 7.500.000 acciones de pago de iguales características a las existentes, representativas en total de un aumento de capital por la cantidad de US$ 72.174.900.

- Destinar desde ya un 10% de las acciones representativas del aumento de capital aprobado, esto es, la cantidad de 750.000 acciones, a planes de compensación que el Directorio elaborará al efecto para los trabajadores de la sociedad y de sus filiales, conforme lo dispuesto en los incisos tercero, cuarto y quinto del artículo 24 de la Ley 18.046, mediante un programa de opciones para la suscripción de acciones de la Sociedad, quedando ampliamente facultado para ello.

Las acciones no suscritas por los accionistas en ejercicio de su opción preferente o aquellas cuyos derechos de opción preferente sean renunciando total o parcialmente, o las correspondientes a fracciones producidas en el prorrateo entre los accionistas, podrán ser destinadas por el Directorio a los mencionados planes de compensación, y el saldo de acciones que no se hayan aplicado en definitiva a este objeto, podrán ser ofrecidas entonces libremente a los accionistas o terceros.

- Facultar al Directorio de la sociedad para proceder a la determinación final del precio de colocación de las acciones de pago, de conformidad con lo que dispone el inciso segundo del artículo 28 del Reglamento de Sociedades Anónimas. En todo caso, la Junta acordó que el precio para las nuevas acciones no podrá ser inferior a la cantidad de US$ 9,62332 por acción, en su equivalente en pesos de acuerdo con el valor del tipo de cambio denominado Dólar Observado publicado en el Diario Oficial el día en que el Directorio fije el precio de colocación.

Este monto corresponde al valor promedio ponderado de cotización bursátil de las acciones de la Compañía durante los 120 días inmediatamente anteriores a la Junta, en la Bolsa de Comercio de Santiago, bolsa de Valores, esto es, la cantidad de $ 5.187,45 por acción, lo cual, al valor del tipo de cambio Dólar Observado publicado con fecha 25 de enero de 2007, corresponde a la cantidad de dólares antes indicada.

- Facultar al Directorio de la Sociedad para proceder a acordar los términos de la emisión y colocación de las acciones de pago necesarias para la materialización del aumento de capital acordado y de su suscripción y pago, y para solicitar la inscripción de dichas acciones en el Registro de Valores de la Superintendencia de Valores y Seguros y en una o más bolsas de valores autorizadas del país.

- Sustituir los artículos quinto permanente y primero transitorio de los estatutos sociales, a fin de ajustarlos a los acuerdos adoptados por la junta.

3.- Con fecha 10 de enero de 2007 se envió copia de Carta enviada con esta misma fecha a los accionistas de la sociedad, por medio de la cual se les informó sobre la convocatoria a la Junta Extraordinaria de Accionistas de Lan Airlines S.A. a celebrarse el próximo día 26 de enero de 2007 y se les acompañó un modelo del poder que podrán otorgar para hacerse representar en dicha junta.

4.- Con fecha 10 de enero de 2007 se envió copia de la publicación efectuada el 10 de enero de 2007 en el diario La Tercera, del aviso de citación a Junta Extraordinaria de Accionistas de Lan Airlines S.A.

5.- Con fecha 10 de enero de 2007 se informó que en Sesión de Directorio de la sociedad Lan Airlines S.A., se acordó citar a los señores accionistas a Junta Extraodinaria de Accionistas a celebrarse a las 11:00 horas del día 26 de Enero de 2007 en Avenida Américo Vespucio Sur 901, comuna de Renca, Santiago, con el objeto de someter a la consideración de los accionistas las siguientes materias:

a) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 7.500.000 acciones de pago, al precio y demás condiciones que acuerde la Junta de Accionistas;

b) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046;

c) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta;

d) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente; y

e) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

Año 2006

6.- Con fecha 27 de diciembre de 2006 se informó que, en Sesión Ordinaria del día 26 de diciembre de 2006, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,21256 por acción con cargo a las utilidades del ejercicio 2006, el que será pagado a partir del día 18 de enero de 2007, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

7.- Con fecha 27 de diciembre de 2006 se informó que el día 26 de diciembre de 2006 el Directorio de Lan Airlines S.A. acordó citar a una Junta Extraordinaria de Accionistas a celebrarse el 26 de enero de 2007, a objeto de que se pronuncie sobre las siguientes materias:

a) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 7.500.000 (siete millones quinientos mil) acciones, al precio y demás condiciones que acuerde la Junta de Accionistas.

b) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046.

c) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta de Accionistas.

d) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente.

e) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

8.- Con fecha 25 de julio de 2006 se informó que, en la Sesión Ordinaria del día 24 de julio de 2006 el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,15071 por acción con cargo a las utilidades del ejercicio 2006, el que será pagado a partir del día 24 de agosto de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

9.- Con fecha 2 de mayo de 2006 se informó que, en la Junta Ordinaria de Accionistas de Lan Airlines S.A., celebrada con fecha 28 de abril de 2006, se acordó el reparto de un dividendo definitivo de US$ 0,00578 por acción con cargo a las utilidades del ejercicio 2005, el que será pagado a partir del día 17 de mayo de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

10.- Con fecha 28 de abril de 2006 se informó en calidad de hecho relevante que, en Junta Ordinaria de Accionistas de Lan Airlines S.A. celebrada el día 28 de abril de 2006 se eligió a los nuevos directores de la Sociedad.

El nuevo Directorio de Lan Airlines S.A. se encuentra integrado por los siguientes directores:

1. Jorge Awad Mehech
2. Darío Calderón González
3. José Cox Donoso
4. Juan José Cueto Plaza
5. Juan Cueto Sierra
6. Ramón Eblen Kadis
7. Bernardo Fontaine Talavera
8. Andrés Navarro Haeussler
9. Sebastián Piñera Echenique

11.- Con fecha 29 de marzo de 2006 se informó, en carácter de hecho relevante, que el día 28 de marzo de 2006, el Directorio de Lan Airlines S.A. autorizó la adquisición de tres aeronaves Boeing 767-300 para ser entregadas los años 2007 y 2008. El monto aproximado de la inversión asciende a US$ 270.000.000 (doscientos setenta millones de dólares de los Estados Unidos de América).

La adquisición antes referida se suma a las ordenes por un total de doce aeronaves Boeing 767-300 informadas oportunamente mediante hecho esencial de fecha 2 de agosto de 2005.

12.- Con fecha 17 de marzo de 2006 se informó en carácter de hecho esencial que el Directorio de Lan Airlines S.A.(LAN), siguiendo una recomendación de la administración, la cual fue analizada y ratificada por los auditores independientes de la Compañía, decidió, con esta fecha, modificar la política de contabilización de los costos de mantenimiento de su flota. Este cambio de política se fundamenta en el crecimiento que han experimentado las operaciones y flota de Lan Airlines S.A.(LAN), a la vez que alinea las prácticas de la Compañía con las de los principales operadores internacionales.

La nueva política se hará efectiva en forma retroactiva desde el 1 de enero de 2006. El cambio generará un beneficio no recurrente de US$ 40,3 millones antes de impuestos, el que será reconocido como un ítem no operacional en el primer trimestre de 2006. Este beneficio se origina en la eliminación de provisiones constituidas bajo el método anterior, las cuales no serán utilizadas bajo la nueva política. La Compañía estima que este cambio de política contable tendrá un efecto positivo de aproximadamente US$ 2 millones en su resultado operacional de 2006.

13.- Con fecha 14 de febrero de 2006, se informó en carácter de hecho relevante que con esta fecha se presentó, en las oficinas de Miami de la filial Lan Cargo S.A., personal del gobierno de los Estados Unidos de América requiriendo información, en el marco de una investigación por Antitrust que incluye una serie de líneas aéreas de carga europeas, norteamericanas y asiáticas.

Lan Cargo S.A. ha prestado la máxima colaboración a las autoridades a cargo de la investigación, entregando todos los antecedentes que le han sido solicitados, por lo que espera que esta situación se resuelva a la brevedad.

Las gestiones realizadas corresponden a una etapa preliminar de la investigación, no existiendo formulación de cargos.

Lan Cargo S.A. y sus compañías afiliadas se encuentran operando normalmente.

14.- Con fecha 1 de febrero de 2006 se informó que, en Sesión ordinaria del día 31 de enero de 2006, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,10975 por acción con cargo a las utilidades del ejercicio 2005, el que será pagado a partir del día 1 de marzo de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

15.- Con fecha 2 de enero de 2006, se informó que: se han implementado los siguientes cambios en la administración de Lan Airlines S.A.:

- Ignacio Cueto asumió la Gerencia General de Lan Airlines S.A., liderando los negocios de pasajeros y carga y reportando al señor Enrique Cueto, Vicepresidente Ejecutivo de la compañía.

- Armando Valdivieso asumió la Gerencia General de Pasajeros, encabezando la estructura de este negocio y reportando directamente al señor Ignacio Cueto.

- Cristián Ureta asumió la Gerencia General de Lan Cargo S.A., teniendo bajo su responsabilidad el negocio de carga y reportando directamente al señor Ignacio Cueto.

- La señora Susana Tonda, que hasta el 30 de diciembre de 2005 se desempeñaba como Vicepresidenta de Soporte y Tecnología, ha renunciado a su cargo. El cargo que la señora Susana Tonda desempeñaba no será reemplazado, siendo sus responsabilidades asumidas internamente.

Finalmente, cabe destacar que la representación legal de la compañía continúa siendo ejercida por Alejandro de la Fuente, Vicepresidente de Finanzas Corporativo de Lan Airlines S.A., tal como se informó a la Superintendencia de Valores y Seguros con fecha 1 de junio de 2005.

Análisis razonado

Análisis comparativo y explicación de las principales tendencias:

1. Balance General Consolidado

Al cierre del ejercicio 2006, los activos totales de la Sociedad presentan un aumento de MUS$ 785.170 con respecto al mismo ejercicio anterior, lo que en términos porcentuales equivale a un 36,6%.

El Activo circulante de la sociedad Matriz y sus filiales aumenta en MUS$ 129.247 (22,4%) respecto al año anterior, pudiendo observarse las principales variaciones positivas en los rubros Disponible, Depósitos a plazo y Valores negociables (37,3%), Deudores por ventas (32,0%), Existencias (25,6%) e Impuestos por recuperar (40,1%). En relación a las disminuciones, se puede mencionar que el rubro que influye, principalmente, es Deudores varios (9,2%).

El índice de liquidez de la Sociedad Matriz y sus filiales muestra una disminución de un 4,7% pasando de 0,85 veces en el año 2005 a 0,81 veces en el año 2006. Los Pasivos circulantes crecieron un 28,4% mientras el Activo circulante solo lo hizo en un 22,4%. Sin embargo, el índice que muestra la razón ácida presenta una variación positiva (6,9%) pasando de 0,23 veces en el año 2005 a 0,25 veces en el año 2006.

El Activo fijo, que asciende a MUS$ 1.876.027, presenta un aumento neto de 49,8% respecto al ejercicio anterior, cuyo valor era de MUS$ 1.252.270. Esta variación se explica, principalmente, por el efecto neto entre los rubros Otros activos fijos y Maquinarias y equipos, producto de la incorporación de ocho aeronaves A319, de cuatro aeronaves B-767, para el transporte de pasajeros, una aeronave B-767 para el transporte de carga, de nueve motores de repuesto flota B-737, dos motores de repuesto flota A320, y Unidades rotables para soportar la operación de la flota, por la adquisición de equipamiento computacional, equipos de apoyo terrestre, herramientas y otros; y el aumento en la Depreciación acumulada dado por la depreciación del ejercicio.

El rubro Otros activos aumenta de MUS$ 314.288 en el año 2005 a MUS$ 346.454 en el año 2006, lo cual representa un incremento del 10,2%. Las principales variaciones están explicadas por el incremento en el rubro de Deudores a largo plazo (196,4%) y Otros (9,8%). En relación a las disminuciones, se puede mencionar que el rubro que más influye es el de Documentos y cuentas por cobrar Empresas relacionadas largo plazo (99,5%).

El Pasivo circulante de la Sociedad Matriz y sus filiales aumenta en MUS$ 194.032 (28,4%) con lo que cierra el ejercicio 2006 en MUS$ 876.283. La variación se explica, principalmente, por los aumentos en los rubros de Obligaciones con bancos e instituciones financieras largo plazo - porción corto plazo (69,3%), dividendos por pagar (93,7%), Cuentas por pagar (10,6%), Ingresos percibidos por adelantado (51,1%) y Retenciones (31,3%). La principal disminución está dada en el rubro provisiones (7,7%).

El indicador de endeudamiento de corto plazo de la Sociedad Matriz y sus filiales aumenta en un 3,1% pasando de 1,36 veces en el año 2005 a 1,40 veces en el año 2006 y su participación sobre la deuda total disminuyó en un 8,5%, pasando de 41,7% en el año 2005 a 38,1% en el año 2006.

El Pasivo a largo plazo presenta un aumento de MUS$ 466.593 (48,8%), con lo que cierra el ejercicio 2006 en MUS$ 1.421.875. Esta variación se explica, principalmente por el aumento en el rubro Obligaciones con bancos e instituciones financieras (97,5%), producto de la obtención de financiamiento para la compra de aeronaves y Otros pasivos a largo plazo (6,9%). Las principales disminuciones están dadas por los rubros Provisiones largo plazo (60,9%) y Acreedores varios largo plazo (96,9%).

Al cierre del ejercicio 2006, el 97,0% de las Obligaciones con bancos e instituciones financieras que presenta la Sociedad Matriz y sus filiales, están afectas a tasas de interés fijas, considerando los contratos futuro en esta materia.

El indicador de endeudamiento de largo plazo de la Sociedad Matriz y sus filiales, aumenta en un 19,5% pasando de 1,90 veces en el año 2005 a 2,27 veces en el año 2006, y su participación sobre la deuda total aumentó en un 6,1%, pasando de 58,3% en el año 2005 a un 61,9% en el año 2006.

El indicador de endeudamiento total sobre el patrimonio de la Sociedad Matriz y sus filiales aumenta en un 12,6% pasando de 3,26 veces en el año 2005 a 3,68 veces en el año 2006.

La variación del Patrimonio se explica por los resultados obtenidos durante el ejercicio 2006, por la distribución de dividendos definitivos con cargo a resultados del año 2005 y por la distribución de dividendos provisorios.

2. Estado de Resultados Consolidado

La utilidad neta al 31 de Diciembre de 2006 alcanza a MUS$ 241.300, lo que representa una variación de MUS$ 94.699, equivalentes a un 64,6% con respecto al ejercicio anterior. El resultado operacional alcanzó MUS$ 302.622 que comparado con igual ejercicio del año anterior registró un aumento de 113,7%, equivalentes a MUS$ 160.986. Este resultado se debe, principalmente, a las operaciones internacionales de largo alcance de la compañía, tanto en pasajeros como en carga, y a la consolidación de la operación de LAN Argentina. Por otra parte, el resultado no operacional mostró una variación negativa de MUS$ 47.194 en el ejercicio 2006 en relación con el resultado positivo de MUS$ 31.460 del ejercicio anterior.

Los ingresos de explotación aumentaron un 21,1% con respecto al ejercicio 2005, alcanzando a MUS$ 3.033.960. Esta variación se debe al aumento de 24,2% en los ingresos de pasajeros, de 17,8% de los ingresos de carga y de 9,3% en los otros ingresos.

El alza de MUS$ 352.789 en los ingresos de pasajeros, equivalentes a 24,2% de variación, se debe básicamente al crecimiento del tráfico internacional, a una sólida posición competitiva, a la apertura de nuevas rutas y una mejoría en los yields (tarifa promedio por pasajero - kilómetro). El tráfico internacional aumentó 15,9%, lo que equivale aproximadamente a 873 mil pasajeros, gracias a la expansión de las operaciones en rutas de largo alcance y al desarrollo de las operaciones regionales. Por otro lado, el tráfico doméstico creció gracias al aumento de las operaciones en otros mercados de la región, especialmente en Argentina. Por último, los yields mejoraron 11,4% debido a políticas de traspaso del mayor costo de combustible a las tarifas cobradas a los pasajeros y a un entorno de tráfico más favorable.

Los ingresos de carga aumentaron en 17,8% lo que equivale a MUS$ 162.277. Esta variación se debe, principalmente, a mayores tarifas y a un incremento de 6,6% en las toneladas transportadas. Lo anterior refleja el crecimiento de los mercados de exportación e importación, en gran medida, desde y hacia América Latina. Los principales mercados que marcaron diferencias por el aumento en sus ingresos son Asia, Colombia y México. Adicionalmente, los yields aumentaron producto del traspaso a tarifa de venta del alza en el precio de los combustibles.

Los costos operativos, que corresponden a los costos de explotación más los gastos de administración y ventas, ascienden a MUS$ 2.731.338 lo que comparado con el ejercicio anterior, representa un aumento de MUS$ 366.621 equivalentes a un 15,5% de variación. Lo anterior se debe, principalmente, a un aumento de un 11,5% en la operación de pasajeros (medido en ASK’S) y un 7,0% en la operación carguera (medido en ATK’S). La variación de los principales conceptos se explica de la siguiente manera:

a) El gasto en combustible aumenta en MUS$ 121.255 lo que equivale a un 18,9% de incremento con respecto al ejercicio anterior. Este mayor costo se explica, principalmente, por el alza del precio internacional del combustible, que generó costos operacionales adicionales por más de MUS$ 70.691 y por el aumento del consumo a raíz del crecimiento de las operaciones.

b) Las comisiones reflejan un aumento de MUS$ 58.512 equivalentes a un 16,9% de variación. Este aumento se explica, principalmente, por el aumento en el tráfico de carga y pasajeros.

c) Los costos de remuneraciones aumentan en 19,2% lo que equivale a MUS$ 71.371. Esta alza se explica, principalmente, al efecto tipo de cambio sobre las remuneraciones denominadas en moneda local y a un aumento por bonos de desempeño.

d) El costo de arriendo de aviones aumenta en MUS$ 9.479 lo que representa un 6,4% de variación.

e) Los gastos de aterrizaje y otras rentas aumentan un 11,7% lo que equivale a MUS$ 35.277. Esta alza en los costos responde a una mayor operación reflejado, principalmente, en el incremento en los costos de tasas aeroportuarias y de sobrevuelo, así como el gasto de handling.

f ) El ítem mantenimiento varía, principalmente, debido al cambio de criterio en la contabilización de los costos de mantenimiento de fuselaje y motores de aviones propios.

g) Los otros gastos de operación aumentan un 14,0% lo que equivale a MUS$ 40.472. Esta alza se explica por una mayor operación, principalmente, en lo que se refiere a costos de reservas por el aumento en el número de pasajeros y a costos asociados al programa de viajero frecuente LAN Pass.

h) Los gastos de depreciación y amortización aumentan un 52,6%, alcanzando MUS$ 122.802 en el ejercicio 2006, esto explicado principalmente, por la incorporación de ocho A319 y cinco B767 a la flota, así como por el cambio de criterio en la contabilización de los costos de mantenimiento de fuselaje y motores de aviones propios.

El resultado fuera de explotación registró una disminución de MUS$ 47.194 en comparación a los MUS$ 31.460 en el ejercicio 2005, alcanzando MUS$ 15.734 de perdida neta en el ejercicio 2006.

Este efecto se origina, principalmente, en los ítems de gastos financieros, que muestra un aumento de MUS$ 21.548, equivalentes a un 55,0% de variación, y otros egresos fuera de la explotación que muestra un aumento de MUS$ 21.025. El incremento de los otros ingresos fuera de la explotación en MUS$ 586 se produce por efectos compensados, por una parte existe un aumento en MUS$ 40.344 producto del efecto en el cambio de criterio en la contabilización de los costos de mantenimiento de fuselaje y motores de aviones propios, compensado con la disminución de MUS$ 38.577 del efecto del hedge de combustible.

3. Análisis y explicación Flujo Neto Consolidado originado por las Actividades de Operación, Inversión y Financiamiento

El Flujo de operación de la Sociedad Matriz y sus filiales, presenta un aumento de MUS$ 213.317, respecto al año anterior, debido principalmente, al efecto neto entre los mayores ingresos por Recaudación de Deudores por ventas (33,3%) y los mayores Pagos a proveedores y personal (22,3%). Los Otros ingresos percibidos disminuyeron (62,0%) debido a menores ingresos recibidos por concepto de hedge de combustible, producto del aumento en el precio del combustible, por sobre el precio protegido, lo que provocó que el diferencial entre ambos fuese favorable a la Sociedad Matriz, pero menor al del ejercicio 2005, a estos menores ingresos se deben agregar los gastos pagados por este mismo concepto durante el ejercicio 2006, lo que explica el aumento en los Otros gastos pagados. Ha tenido, también, un efecto importante sobre este flujo, el aumento de los Intereses pagados (64,1%).

El Flujo de financiamiento, presenta un aumento respecto al año anterior de MUS$ 325.829, debido principalmente, a la obtención de financiamiento a través de préstamos de instituciones financieras mayor en MUS$ 552.823 , que se ve compensado por el mayor pago de dividendos por MUS$ 41.374 y por el mayor Pago de préstamos por MUS$ 187.934, efectuados por la Sociedad Matriz y sus filiales.

El Flujo de inversión, presenta una variación negativa de MUS$ 345.203 , con respecto al año anterior, esta variación se explica, por el aumento en la Incorporación de activos fijos de MUS$ 328.019 originado, en su mayor parte, por la incorporación de cinco aeronaves de la flota B-767 y ocho aeronaves de la flota Airbus A319 y por la disminución de Inversiones en instrumentos financieros por MUS$ 38.978.

Finalmente, el Flujo neto consolidado de la Sociedad Matriz y sus filiales, generado durante el ejercicio 2006, presenta una variación positiva de MUS$ 193.943, respecto al año anterior. El saldo negativo del flujo de inversión ha sido cubierto totalmente por los flujos de operación y financiamiento del ejercicio 2006.

4. Análisis de riesgo de mercado

Concentración de riesgo crediticio

Las cuentas por cobrar de la Sociedad Matriz y sus filiales provienen en un alto porcentaje de las ventas de pasajes aéreos, servicios de carga a personas y diversas empresas comerciales que están económica y geográficamente dispersas, siendo generalmente de corto plazo. Conforme a ello, la Sociedad Matriz y sus filiales no estima que esté expuesta a una concentración importante de riesgo crediticio.

Instrumentos financieros : Administración del riesgo de precio del combustible

La variación en los precios del combustible depende en forma importante de la oferta y demanda de petróleo en el mundo, de las decisiones tomadas por la OPEP, de la capacidad de refinamiento a nivel mundial, de los niveles de inventario mantenidos, de factores como el clima y de factores políticos. Para disminuir el riesgo de variaciones en los precios a que podría estar expuesta la Sociedad Matriz y sus filiales, se han suscrito contratos de cobertura de combustible, con diferentes instituciones financieras, por una parte del consumo total de combustible estimado que tendrá la Sociedad Matriz y sus filiales para el año 2006. Los tipos de contratos suscritos son (a) el de Swap, que permite fijar el precio, (b) el de opciones Call, que permite limitar el alza del precio y (c) el de bandas de precio, que permiten fijar un precio máximo y un precio mínimo. En el caso del contrato swap cuando el precio de mercado supera el nivel fijado, la Sociedad Matriz y sus filiales recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible que estipula cada contrato. A la inversa, si el precio de mercado está por debajo del precio fijado, es la Sociedad Matriz quien debe proceder a pagar la diferencia de precios establecida. No existen costos asociados al contrato swap. En el caso de la compra de una opción Call cuando el precio de mercado supera el nivel fijado, la Sociedad Matriz recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible estipulada en el contrato. Si el precio de mercado está por debajo del precio fijado, la Sociedad Matriz no ejerce la opción. En el caso de un contrato de bandas de precio, si el precio de mercado está por encima del precio máximo, la Sociedad Matriz y sus filiales reciben el diferencial que se produce entre el precio de mercado y el precio máximo multiplicado por la cantidad de galones de combustible estipulada en cada contrato. Si el precio de mercado está por debajo del precio mínimo, es la Sociedad Matriz y sus filiales quienes deben proceder a pagar la diferencia de precios establecida. Si el precio de mercado está entre los precios máximos y mínimos fijados, la Sociedad Matriz y sus filiales no reciben ni pagan.

Por estos contratos, durante el ejercicio 2006, la Sociedad Matriz y sus filiales recibieron neto MUS$ 12.873. Las pérdidas o ganancias producidas por estos contratos se reconocen como componente del Resultado no operacional. Al 31 de Diciembre 2006, el valor de mercado de los contratos vigentes es de MUS$ 4.244 (negativo).

Instrumentos financieros : Administración del riesgo de tasa de interés

Con el fin de disminuir el riesgo de una eventual alza en los tipos de interés la Sociedad Matriz, suscribió contratos de Swap de tasa de interés durante el primer semestre 2001. Además durante el segundo semestre del año 2003, todo el año 2004 y 2005, la Sociedad Matriz ha suscrito contratos de opción Call. Junto con lo anterior, la deuda suscrita durante el año 2006 fue tomada principalmente a tasa fija directamente con el banco acreedor y adicionalmente, se fijaron anticipadamente las tasas de interés para el financiamiento de 24 aviones Airbus con llegada en el 2007 y 2008 y de los 8 Boeing 767-300 que se entregarán entre el año 2007 y el año 2008 (para mayor detalle de estas operaciones de compra de aeronaves, ver nota 26 de contingencias y restricciones). El objetivo que esto persigue es tener una porción de la deuda con (i) tasa fija (como es el caso de los swap y de la deuda tomada con tasa fija) y (ii) otra porción de la deuda con tasa variable pero limitado a un máximo (como es el caso de las Call), junto con (iii) limitar la exposición a la tasa de interés en futuros financiamientos de ésta manera la Sociedad Matriz disminuye de manera importante el riesgo del alza de las tasas de interés. Con relación a dichos contratos, la Sociedad Matriz (i) paga , recibe, o (ii) solamente recibe dependiendo del caso, la diferencia entre la tasa fija acordada y la tasa flotante calculada sobre el capital insoluto de cada contrato. Por estos contratos, la Sociedad Matriz reconoció en el resultado acumulado del ejercicio, una pérdida de MUS$ 2.746. Las pérdidas y ganancias por swap de tasa de interés junto con las primas y las ganancias de las Call de tasas de interés se reconocen como un componente del gasto financiero sobre la base de la amortización del préstamo cubierto. Al 31 de Diciembre 2006, el valor de mercado de los contratos swap, call y fijación anticipada de tasas de interés vigentes es de MUS$ 21.731 (negativo).

Al 31 de Diciembre, aproximadamente un 96% de la deuda está fijada con alguno de los instrumentos anteriormente nombrados.

Efectos de las Fluctuaciones en los Tipos de Cambio

La moneda funcional utilizada por la Sociedad Matriz es el dólar estadounidense en términos de fijación de precios de sus productos, de composición de su balance y de efectos sobre los resultados de las operaciones. Vende la mayor parte de sus servicios en dólares estadounidenses o en precios equivalentes al dólar estadounidense, y gran parte de sus gastos están denominados en dólares estadounidenses o equivalentes al dólar estadounidense, en particular costos de combustible, tarifas de vuelo y aterrizaje, arriendo de aeronaves, seguros, y componentes y accesorios para aeronaves. Del total del pasivo, aproximadamente un 93%, incluyendo obligaciones con bancos, pasivos de tráfico aéreo, y algunas cuentas por pagar de proveedores, está expresado en dólares estadounidenses. Por otra parte, aproximadamente un 91% de sus activos, principalmente Efectivo y equivalentes de efectivo, Activo fijo, Cuentas por cobrar e Inversiones también están expresados en dólares estadounidenses.

Aunque generalmente mantiene sus tarifas y precios de carga, en dólares estadounidenses o en precios equivalentes al dólar estadounidense, la Sociedad Matriz está expuesta a pérdidas y ganancias por moneda extranjera, debido a las fluctuaciones en los tipos de cambio.

En lo que va del 2006, la Sociedad Matriz ha registrado una utilidad neta por estos conceptos de MUS$ 5.536, la que se presenta en el Estado de resultados bajo el rubro Resultados fuera de la explotación.

5. Ambiente Económico Chileno

Con el objetivo de analizar el ambiente económico en el cual está inserta la Sociedad, a continuación se explica brevemente la situación y evolución de las principales economías que la afectan, tanto del ámbito nacional como regional y mundial.

La economía mundial continúa evolucionando favorablemente, principalmente con un crecimiento en la producción y el comercio, esperando un crecimiento cercano al 5,2% para el año 2006 (aproximadamente 5,5% para el año 2007), a pesar de los desequilibrios acumulados en los mercados y en los precios del crudo.

En Europa los indicadores siguen mostrando una recuperación moderada de la economía. Las expectativas sitúan el crecimiento cercano al 2,5% para el 2006 (aproximadamente 2,2% para el año 2007). Los principales factores de recuperación de la economía europea es la mejora en el mercado del trabajo y la disminución del precio de las materias primas, además del dinamismo que experimenta el mercado asiático.

Estados Unidos ha experimentado un cierto debilitamiento, como consecuencia de la disminución del consumo privado, el menor ritmo en la creación de empleos, la reducción en la inversión y el retroceso experimentado en el sector inmobiliario. Esta situación se mantendrá durante el 2007, repercutiendo así en un menor crecimiento mundial. Para el 2006 se espera un crecimiento del 3,3% (2,6% en el año 2007).

En cuanto a la región, se espera que la economía tenga un crecimiento cercano al 4,4% durante el 2007, siendo ligeramente inferior al año 2006 (4,9%). Es importante mencionar el despertar económico experimentado durante el 2006 por Brasil y México, que habrían dejado atrás el letargo del año anterior, obteniendo crecimientos cercanos al 3,3% y el 4,6%, respectivamente. De esta forma se anularía el efecto de desaceleración provocado por Argentina y Venezuela.

La economía chilena ha mostrado una desaceleración, provocada por la industria en general, sin embargo se le proyecta un crecimiento del orden del 5,3% para el presente año, ligeramente superior al año anterior (4,3%). Las perspectivas inflacionarias se mantienen controladas y existe un importante superávit fiscal, por lo cual se espera que para el 2007 la economía retome su nivel de crecimiento.

Bajo este entorno económico, la industria aeronáutica tanto nacional como internacional ha experimentado una evolución positiva. En este escenario, el modelo de negocios implementado por la compañía ha permitido mantener un contínuo crecimiento logrando un importante resultado tanto para el último trimestre del 2006, como para el ejercicio completo del mismo año.

6. Indices financieros

a) Se presentan a continuación los principales índices financieros del Balance General Consolidado:

	31-12-2006	30- 09-2006	31-12-2005	30- 09-2005
- Indices de liquidez

Liquidez corriente (veces)
(Activo circulante /pasivo circulante)	0,81	0,82	0,85	0,98

Razón ácida (veces)
(fondos disponibles /pasivo circulante)	0,25	0,18	0,23	0,24

- Indices de endeudamiento

Razón de endeudamiento (veces)
(Pasivo circulante + Pasivo largo plazo /Patrimonio)	3,67	3,30	3,26	2,99

Deuda corto plazo / Deuda total (%)	38,13	36,04	41,66	42,71

Deuda largo plazo / Deuda total (%)	61,87	63,96	58,34	57,29

Cobertura gastos financieros
(R.A.I.I. / gastos financieros)	6,43	5,71	7,47	7,46

- Indices de actividad

Total de activos	2.928.789	2.585.393	2.143.619	1.948.048
Inversiones	786.655	582.648	354.093	183.866
Enajenaciones	9.006	8.758	2.067	825

Rotación de inventario
(Costo venta / Inventario Promedio)	43,06	31,09	43,15	31,22

Permanencia de inventarios
(Inventario promedio / costo venta * 360)	8,36	11,58	8,34	11,53

- Indices de rentabilidad

Rentabilidad del patrimonio
(Utilidad neta /Patrimonio promedio)	0,43	0,27	0,31	0,21

Rentabilidad del activo
(Utilidad neta / activos promedio)	0,10	0,07	0,07	0,05

Rendimiento activos operacionales
(Resultado operacional / Activos operacionales promedio)	0,12	0,07	0,07	0,05

Considerando activos operacionales al total de activos menos impuestos diferidos, cuentas corrientes del personal, inversiones permanentes y temporales, mayor valor de inversión y menor valor de inversión.

Utilidad por acción
(Utilidad del ejercicio / n° acciones suscritas y pagadas)	0,76	0,46	0,46	0,30

Retorno de dividendos
(Dividendos pagados / precio de mercado)	0,02	0,03	0,02	0,04

b) Se presentan a continuación los principales índices financieros del Estado de Resultados Consolidado:

	31-12-2006	30- 09 -2006	31-12-2005	30- 09 -2005
- Indices de resultados
Ingresos de explotación	3.033.960	2.180.451	2.506.353	1.800.036
Pasajeros	1.813.373	1.299.148	1.460.584	1.052.934
Carga	1.072.730	770.158	910.453	650.652
Otros	147.857	111.145	135.316	96.450
Costos de Explotación y Gastos de administración	2.731.338	2.015.816	2.364.717	1.717.633
Gastos de aterrizaje y otras rentas	336.821	243.458	301.544	225.311
Combustible	763.951	572.729	642.696	448.061
Comisiones	403.899	300.398	345.387	255.220
Remuneraciones	442.967	320.088	371.596	268.793
Otros gastos de operación	329.934	239.108	289.462	210.338
Arriendo aviones	157.681	118.590	148.202	110.266
Mantención aviones	117.206	90.266	132.198	100.241
Depreciación y amortización	122.802	90.164	80.456	58.976
Servicios pasajeros	56.077	41.015	53.176	40.427
Resultado operacional	302.622	164.635	141.636	82.403
Gastos financieros	52.842	36.801	26.765	17.785
Resultado no operacional	(15.734)	8.545	31.460	32.507
R.A.I.I.D.A .I.E.	464.369	298.878	277.436	188.879
Utilidad (pérdida) después de impuestos	240.051	144.734	144.838	95.485

Estados Financieros Individuales

Contenido

Informe de los auditores independientes.
Balance general.
Estado de resultados.
Estado de flujos de efectivo.
Notas a los estados financieros.

US$	Dólares estadounidenses
MUS$	Miles de dólares estadounidenses
$	Peso chileno
UF	Unidades de fomento

PricewaterhouseCoopers	RUT:81.513.400-1
INFORME DE LOS AUDITORES INDEPENDIENTES Santiago de Chile
Av. Andrés Bello 2711
Torre Costanera - Pisos 2, 3, 4 y 5
Las Condes
Teléfono [56] (2) 940 0000

Santiago, 5 de febrero de 2007
Señores
Accionistas y Directores
LAN Airlines S.A.

Hemos efectuado una auditoría a los balances generales de LAN Airlines S.A. al 31 de diciembre de 2006 y 2005 y a los correspondientes estados de resultados y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de LAN Airlines S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos e stados financieros, con base en las auditorías que efectuamos. El análisis razonado y los hechos relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes y las informaciones revelados en los estados financieros. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

Los mencionados estados financieros han sido preparados para reflejar la situación financiera individual de LAN Airlines S.A., a base de los principios descritos en Nota 2, antes de proceder a la consolidación, línea a línea, de los estados financieros de las filiales detalladas en Nota 12. En consecuencia, para su adecuada interpretación, estos estados financieros individuales deben ser leídos y analizados en conjunto con los estados financieros consolidados de LAN Airlines S.A. y filiales, los que son requeridos por los principios de contabilidad generalmente aceptados.

En nuestra opinión, los mencionados estados financieros individuales presentan razonablemente, en todos sus aspectos significativos, la situación financiera de LAN Airlines S.A. al 31 de diciembre de 2006 y 2005, los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con los principios descritos en Nota 2.

En Nota 3 a los estados financieros individuales, se explica y fundamenta el cambio que en 2006 la Sociedad realizó al método de contabilización del costo de mantenimiento.
JUAN RONCAGLIOLO G
PricewaterhouseCoopers

Activos
		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Total Activos Circulantes		583.544	469.188

Disponible		3.500	5.529
Depósito a plazo		142.202	31.505
Valores negociables (neto)	Nota 04	26.093	83.516
Deudores por venta (neto)	Nota 05	158.258	125.022
Documentos por cobrar (neto)	Nota 05	5.617	4.492
Deudores varios (neto)	Nota 05	105.166	120.274
Documentos y cuentas por cobrar empresas	Nota 06	53.846	23.587
relacionadas
Existencias (neto)	Nota 07	42.515	36.240
Impuestos por recuperar		15.584	9.135
Gastos pagados por anticipado	Nota 31	15.564	13.185
Impuestos diferidos	Nota 08	3.574	4.612
Otros activos circulantes	Nota 09	11.625	12.091

Total Activos Fijos		1.214.066	773.382

Terrenos	Nota 10	5.537	5.537
Construcción y obras de infraestructura	Nota 10	59.159	54.454
Maquinarias y equipos	Nota 10	1.157.188	620.956
Otros activos fijos	Nota 10	449.540	436.226
Depreciación acumulada (menos)	Nota 10	(457.358)	(343.791)

Total Otros Activos		836.181	647.959

Inversiones en empresas relacionadas	Nota 12	274.940	181.746
Inversiones en otras sociedades		491	1.175
Menor valor de inversiones	Nota 13	19.004	20.814
Deudores a largo plazo	Nota 05	9.184	7.886
Documentos y cuentas por cobrar empresas	Nota 06	338.577	204.357
relacionadas largo plazo
Intangibles		1.993	1.580
Amortización (menos)		(787)	(433)
Otros	Nota 14	192.779	230.834

Total Activos		2.633.791	1.890.529

Las notas adjuntas N º 1 a 32 forman parte integral de estos estados financieros.

Pasivos y Patrimonio
		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Total Pasivos Circulantes		837.942	620.943

Obligaciones con bancos e instituciones financieras a largo plazo	Nota 15	73.017	30.694
con vencimiento dentro de un año
Obligaciones largo plazo con vencimiento dentro un año	Nota 18	47.834	45.678
Dividendos por pagar	Nota 19	67.787	35.000
Cuentas por pagar	Nota 32	164.979	160.367
Acreedores varios		-	322
Documentos y cuentas por pagar empresas relacionadas	Nota 06	155.757	104.294
Provisiones	Nota 17	72.081	56.427
Retenciones		29.674	25.636
Impuesto a la renta	Nota 08	-	61
Ingresos percibidos por adelantado		219.445	152.972
Otros pasivos circulantes		7.368	9.492

Total Pasivos a Largo Plazo		1.169.529	766.873

Obligaciones con bancos e instituciones financieras	Nota 16	853.350	338.311
Acreedores varios largo plazo		-	16.178
Documentos y cuentas por pagar empresas relacionadas largo plazo	Nota 06	-	31.669
Provisiones largo plazo	Nota 17	39.126	94.433
Impuestos diferidos a largo plazo	Nota 08	107.865	82.866
Otros pasivos a largo plazo	Nota 18	169.188	203.416

Total Patrimonio	Nota 19	626.320	502.713

Capital pagado		134.303	134.303
Otras reservas		2.620	2.620
Utilidades acumuladas		363.947	290.640
Utilidad (pérdida) del ejercicio		241.300	146.601
Dividendos provisorios (menos)		(115.850)	(71.451)

Total Pasivos y Patrimonio		2.633.791	1.890.529

Las notas adjuntas N º 1 a 32 forman parte integral de estos estados financieros.

Estado de Resultados

		Por los ejercicios terminados Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Resultado de Explotación		202.206	127.557

Margen de Explotación		844.347	687.979

Ingresos de explotación		1.930.196	1.776.184
Costos de explotación (menos)		(1.085.849)	(1.088.205)
Gastos de administración y ventas (menos)		(642.141)	(560.422)

Resultado Fuera de Explotación		74.333	44.055

Ingresos financieros		18.826	15.033
Utilidad inversiones empresas relacionadas	Nota 12	110.419	26.137
Otros ingresos fuera de la explotación	Nota 20	26.287	39.580
Pérdida inversión empresas relacionadas (menos)	Nota 12	(18.903)	(8.881)
Amortización menor valor de inversiones (menos)	Nota 13	(1.810)	(1.810)
Gastos financieros (menos)		(51.245)	(31.999)
Otros egresos fuera de la explotación (menos)	Nota 20	(15.714)	(369)
Corrección monetaria	Nota 21	189	300
Diferencias de cambio	Nota 22	6.284	6.064

Resultado antes de Impuesto a la Renta e Itemes		276.539	171.612
Extraordinarios

Impuesto a la renta	Nota 08	(35.239)	(25.011)

Utilidad (Pérdida) antes Interés Minoritario		241.300	146.601

Interés Minoritario		-	-

Utilidad (Pérdida) Líquida		241.300	146.601

Amortización mayor valor de inversiones		-	-

Utilidad (Pérdida) del Ejercicio		241.300	146.601

Las notas adjuntas N º 1 a 32 forman parte integral de estos estados financieros.

Estado de Flujo Efectivo Directo

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$

Flujo Neto Originado por Actividades de la Operación		410.137	239.144

Recaudación de deudores por ventas		2.756.130	2.053.549
Ingresos financieros percibidos		15.992	11.460
Dividendos y otros repartos percibidos		304	2.170
Otros ingresos percibidos		21.511	59.285
Pago a proveedores y personal (menos)		(2.304.067)	(1.848.129)
Intereses pagados (menos)		(47.121)	(26.254)
Impuesto a la renta pagado (menos)		(11.239)	(164)
Otros gastos pagados (menos)		(7.598)	(841)
Impuesto al valor agregado y otros similares pagados (menos)		(13.775)	(11.932)

Flujo Neto Originado por Actividades de Financiamiento		457.402	180.694

Obtención de préstamos		753.650	256.835
Pago de dividendos (menos)		(84.906)	(43.444)
Pago de préstamos (menos)		(199.525)	(19.789)
Otros desembolsos por financiamiento (menos)	Nota 23	(11.817)	(12.908)

Flujo Neto Originado por Actividades de Inversión		(787.131)	(545.770)

Ventas de activo fijo		66.509	1.505
Ventas de inversiones permanentes		1.386	288
Ventas de otras inversiones		26.671	77.608
Recaudación de otros préstamos a empresas relacionadas		14.758	-
Incorporación de activos fijos (menos)		(680.453)	(398.156)
Pago de intereses capitalizados (menos)		-	(3.110)
Inversiones permanentes (menos)		-	(439)
Inversiones en instrumentos financieros (menos)		-	(38.978)
Otros préstamos a empresas relacionadas (menos)		(216.002)	(184.488)

Flujo Neto Total del Período		80.408	(125.932)

Efecto de la Inflación sobre el Efectivo y Efectivo Equivalente		-	-

Variación Neta del Efectivo y Efectivo Equivalente		80.408	(125.932)

Saldo Inicial de Efectivo y Efectivo Equivalente		72.586	198.518

Saldo Final de Efectivo y Efectivo Equivalente		152.994	72.586

Las notas adjuntas N º 1 a 32 forman parte integral de estos estados financieros.

Conciliacion Flujo - Resultado

CONCILIACION ENTRE EL FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACION Y EL RESULTADO DEL EJERCICIO

		Al 31 de diciembre
		2006	2005
	NOTA	MUS$	MUS$
Utilidad (Pérdida) del ejercicio		241.300	146.601

Resultado en venta de activos		(1.077)	(1.496)

(Utilidad) Pérdida en venta de activos fijos	Nota 20	(1.106)	(1.496)
Pérdida en venta de inversiones		29	-

Cargos (Abonos) a Resultado que no representan flujo de efectivo		(23.751)	37.850

Depreciación del ejercicio	Nota 10	83.206	51.746
Amortización de intangibles		354	228
Castigos y provisiones		9.975	8.264
Utilidad devengada en inversiones en empresas relacionadas (menos)	Nota 12	(110.419)	(26.137)
Pérdida devengada en inversiones en empresas relacionadas	Nota 12	18.903	8.881
Amortización menor valor de inversiones	Nota 13	1.810	1.810
Corrección monetaria neta	Nota 21	(189)	(300)
Diferencia de cambio neta	Nota 22	(6.284)	(6.064)
Otros abonos a resultado que no representan flujo de efectivo		(26.673)	(696)
(menos)
Otros cargos a resultado que no representan flujo de efectivo		5.566	118

Variación de Activos que afectan al flujo de efectivo (aumento)		25.095	38.587
disminución

Deudores por ventas		(11.282)	39.938
Existencias		(7.798)	(9.297)
Otros activos		44.175	7.946

Variación de Pasivos que afectan al flujo de efectivo aumento		168.570	17.602
(disminución)

Cuentas por pagar relacionadas con el resultado de la explotación		146.271	(1.052)
Intereses por pagar		2.646	4.304
Impuesto a la renta por pagar (neto)	Nota 08	24.168	25.011
Impuesto al valor agregado y otros similares por pagar (neto)		(4.515)	(10.661)

Flujo Neto originado por Actividades de la Operación		410.137	239.144

Las notas adjuntas N º 1 a 32 forman parte integral de estos estados financieros.

Nota 01. Inscripción en el registro de valores

LAN AIRLINES S.A. es una sociedad anónima abierta, por lo que se encuentra inscrita en el Registro de Valores, desde el 22 de enero de 1987, bajo el Nro. 0306 y conforme  a lo establecido en la Ley Nro. 18.046, está sujeta a la fiscalización de la Superintendencia de Valores y Seguros.

Con fecha  28 de julio de 2004 LAN CHILE S.A. cambia de nombre a LAN AIRLINES S.A., el cual fue inscrito en el Registro de Comercio del Conservador de Bienes Raíces, con el Nro. 18.764 del año 2004 fojas 25.128.

Nota 02. Criterios Contables Aplicados

a) Período contable

Los presentes Estados Financieros Individuales cubren el ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2006, comparado con igual ejercicio del año anterior.

b) Bases de preparación

Los presentes Estados Financieros Individuales, han sido preparados de acuerdo con normas e instrucciones impartidas por la Superintendencia de Valores y Seguros, y con principios de contabilidad generalmente aceptados emitidos por el Colegio de Contadores de Chile A.G. Cabe señalar que las normas e instrucciones impartidas por la Superintendencia de Valores y Seguros priman por sobre los principios de contabilidad generalmente aceptados, como en el caso de las inversiones en filiales, que se presentan registradas en una sola línea del Balance General a su valor patrimonial proporcional y, por lo tanto, no han sido consolidadas línea a línea. Este tratamiento no modifica el resultado neto del ejercicio, así como tampoco modifica el patrimonio.

c) Bases de presentación

Con el objeto de facilitar la comparación, se han realizado algunas reclasificaciones menores a los Estados Financieros correspondientes al ejercicio 2005.

d) Bases de conversión

La Sociedad está autorizada para registrar su contabilidad en dólares estadounidenses. El dólar estadounidense es usado como unidad de medida común y, por ende, los saldos de los activos y pasivos correspondientes a distintas monedas han sido expresados en dólares estadounidenses a las tasas de cambio vigentes al 31 de diciembre de cada año. Las cuentas de resultado se presentan convertidas a dólares estadounidenses a las tasas de cambio vigentes a la fecha de cada transacción.

A continuación se presentan las tasas de cambio vigentes para el dólar estadounidense al cierre de cada ejercicio:

	31.12.06	31.12.05
	Por dóla Estadounidense	Por dólar Estadounidense

Peso chileno	532,39	512,50
Unidad de fomento (Chile)	0,03	0,03
Peso argentino	3,06	3,03
Real brasileño	2,14	2,34
Nuevo sol peruano	3,20	3,42
Dólar australiano	1,27	1,36
Franco polinésico	90,69	101,27
Bolívar venezolano	2.144,60	2.144,60
Boliviano	7,94	7,95
Peso uruguayo	24,42	23,50
Peso mexicano	10,80	10,61
Dólar canadiense	1,16	1,16
Corona danesa	5,65	6,31
Guaraní paraguayo	5.130,00	6.050,00
Peso colombiano	2.239,00	2.285,05
Yen japonés	119,09	118,04
Dólar neozelandés	1,42	1,47
Euro (Comunidad europea)	0,76	0,85

El ajuste por fluctuación de cambio de las diferentes monedas al 31 de diciembre de 2006 significó, un abono neto a resultado de MUS$ 6.284 (MUS$ 6.064 en 2005), que se presenta en la cuenta Diferencias de cambio.

e) Depósitos a plazo y Valores negociables

Los depósitos a plazo incluyen capital más intereses devengados al cierre de cada ejercicio.

Los Valores Negociables corresponden, principalmente, a inversiones en bonos valorizados al menor valor entre el valor de la inversión o el valor de mercado, y fondos mutuos al valor de la cuota al cierre de cada ejercicio.

f ) Existencias

Las partidas incluidas en este rubro corresponden, principalmente, a repuestos y materiales los cuales serán utilizados en servicios de mantención propia como de terceros en un período de un año; estos se encuentran valorizados a su costo de adquisición promedio. Los montos resultantes, no exceden a los respectivos valores de reposición. Adicionalmente se incluyen existencias para la venta, las cuales se encuentran valorizadas al costo o valor de mercado, si este es menor.

g) Estimación deudores incobrables

La Sociedad constituye provisiones para deudores de dudosa recuperabilidad, sobre la base tanto de la antigüedad de los saldos como de otros antecedentes relevantes.

h) Activo fijo

Los bienes del Activo fijo se valorizan al costo de adquisición, el cual incluye los costos reales de financiamiento incurridos por la Sociedad hasta que los bienes entren en operación. Los inventarios de materiales y repuestos, que figuran en el rubro Otros activos fijos, se presentan a su costo de adquisición promedio, netos de provisión de obsolescencia.

i ) Depreciación activo fijo

Hasta el 31 de diciembre de 2005 los bienes del Activo fijo se depreciaban, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos.

A contar del 1 de enero de 2006 los bienes del Activo fijo se deprecian, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos, o en base de ciclos y horas voladas, según corresponda.

j ) Activos en leasing

La Sociedad mantiene vigente operaciones de leasing financiero relacionadas con bienes del Activo fijo. Estos bienes no son jurídicamente de su propiedad, por lo cual mientras no ejerza las correspondientes opciones de compra, no puede disponer libremente de ellos. Estos activos se registran al valor actual de los contratos, el cual se establece descontando el valor de las cuotas periódicas y la opción de compra a la tasa de interés implícita o explícita que surge de los contratos. La respectiva obligación se presenta bajo los rubros Obligaciones de largo plazo con vencimiento dentro de un año en el Pasivo circulante y en Otros pasivos a largo plazo, neta de sus correspondientes intereses diferidos.

k) Intangibles

Las partidas incluidas en este rubro corresponden a registros de marcas comerciales, valorizadas al costo de adquisición. La Sociedad amortiza sus intangibles sobre la base del método lineal considerando un plazo máximo de 10 años.

l ) Inversiones en empresas relacionadas

Las Inversiones en empresas relacionadas, se presentan en el rubro Otros activos.

Las inversiones efectuadas con anterioridad al 1 de enero de 2004, se encuentran valorizadas al Valor Patrimonial Proporcional (V.P.P.), determinado sobre la base de sus respectivos Estados Financieros al 31 de diciembre de cada año.

Las inversiones efectuadas desde el 1 de enero de 2004, se valorizan a Valor Patrimonial (V.P.), de acuerdo a lo establecido en el Boletín Técnico Nro. 72 del Colegio de Contadores de Chile A.G.

Las inversiones en el exterior, son ajustadas a principios de contabilidad generalmente aceptados en Chile, traducidas y controladas en la moneda funcional que utiliza la Sociedad Matriz.

m) Menor valor de inversiones

El Menor valor de inversión representa la diferencia entre el valor de adquisición de la inversión en empresa relacionada y el valor patrimonial proporcional de dicha inversión a la fecha de compra, el cual es amortizado con cargo a resultados en un período de 20 años, plazo esperado de retorno de la inversión.

A contar del 1 de enero de 2004, el Menor valor de inversión representa la diferencia entre el valor de adquisición de la inversión en empresa relacionada y el valor justo de dicha inversión a la fecha de compra, el cual es amortizado con cargo a resultados en el plazo esperado de retorno de la inversión.

Las modificaciones al valor justo, menores y /o mayores valores son realizadas en un plazo no superior a un año desde la fecha de adquisición.

n) Impuesto a la renta e Impuestos diferidos

La Sociedad reconoce sus obligaciones tributarias de acuerdo con disposiciones legales vigentes.

Los efectos de Impuestos diferidos originados por las diferencias entre el balance financiero y el balance tributario, se registran por todas las diferencias temporarias, considerando la tasa de impuesto que estará vigente a la fecha estimada de reverso, conforme a lo establecido en el Boletín Técnico Nro. 60 del Colegio de Contadores de Chile A.G. Los efectos derivados de los Impuestos diferidos existentes a la fecha de implementación del referido Boletín Técnico y no reconocidos anteriormente, se reconocen en resultados sólo a medida que las diferencias temporarias se reversen.

o) Cuentas por pagar

En este rubro se presentan aquellas obligaciones con proveedores, producto de operaciones comerciales de la Sociedad.

p) Provisiones

En este rubro se presentan, principalmente, provisiones de mantenimiento de aeronaves y motores, provisiones de patrimonio negativo de algunas inversiones permanentes, provisiones por vacaciones del personal cuyo costo es reconocido en el momento en que se devenga y provisiones por los costos asociados a la prestación de servicios correspondientes al Programa de pasajeros frecuentes LAN Pass, considerando los kilómetros acumulados al cierre de cada ejercicio y las condiciones establecidas en dicho programa.

Hasta el 31 de diciembre de 2005 las provisiones de mantenimiento se efectuaban sobre la base de las mantenciones programadas de aeronaves y motores, propias o arrendadas, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

A contar del 1 de enero de 2006 las provisiones de mantenimiento corresponden a las mantenciones programadas de aeronaves y motores arrendados, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

Bajo el nuevo método, los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, serán capitalizados y depreciados hasta la próxima mantención.

q) Ingresos percibidos por adelantado

El monto expuesto en este rubro corresponde, principalmente, al reconocimiento de la obligación que se genera por la venta de pasajes durante cada ejercicio, cuyo servicio de vuelo se produce con posterioridad al cierre de los Estados Financieros. Los gastos por comisiones asociados a estas ventas, se presentan rebajando los Ingresos percibidos por adelantado.

r) Ingresos de la explotación

La Sociedad reconoce ingresos por concepto de transporte de pasajeros y carga una vez que el servicio ha sido prestado.

s) Contratos de derivados

Corresponden a contratos de cobertura de combustible, tasas de interés y forward de moneda que se presentan valorizados a valor de mercado al cierre de cada ejercicio. Su tratamiento y clasificación contable se describe como sigue:

s.1) Contrato de cobertura de transacciones esperadas

El instrumento de cobertura se presenta a su valor justo y los cambios en dicho valor son reconocidos como resultado no realizado hasta su vencimiento, momento en el cual se reconocen como otros ingresos o egresos no operacionales, según corresponda.

s. 2) Contrato de cobertura de partidas existentes

Tanto el instrumento financiero derivado como la partida protegida se valorizan al valor justo y el efecto neto de dicha valorización se reconoce en resultados no operacionales en caso de ser pérdida y se difiere en caso de ser utilidad.

t) Software computacional

La Sociedad registra las adquisiciones de software computacional, en el rubro Maquinarias y equipos y su costo se amortiza de acuerdo a normas e instrucciones de la Superintendencia de Valores y Seguros.

Los desembolsos efectuados para el desarrollo de sistemas computacionales mediante el uso de recursos propios de la Sociedad, son cargados a resultado en el ejercicio en que se incurren.

u) Transacciones de venta con retroarrendamiento

La Sociedad ha efectuado operaciones de venta con retroarrendamiento, en calidad de vendedor - arrendatario. Esta operación reúne las características de un leasing operativo. La utilidad generada en dicha operación se ha diferido y al cierre del ejercicio se presenta bajo los rubros Ingresos percibidos por adelantado y Otros pasivos a largo plazo, amortizándose en el plazo de duración del contrato.

v) Estado de flujos de efectivo

Se ha considerado como efectivo equivalente aquellas inversiones que se efectúan como parte de la administración habitual de los excedentes de caja y que se pueden convertir rápidamente en montos de efectivo conocidos, existiendo la intención de efectuar dicha conversión en un plazo no superior a 90 días, con un riesgo mínimo de pérdida significativa de valor.

Bajo flujos originados por actividades de operación, se incluyen todos aquellos flujos de efectivo relacionados con el giro social, incluyendo además los intereses pagados, los ingresos financieros y, en general, todos aquellos flujos que no están definidos como de inversión o financiamiento. Cabe destacar que el concepto operacional utilizado en este estado, es más amplio que el considerado en el Estado de Resultados.

Nota 03. Cambios contables

Con efecto desde el 1 de Enero de 2006, la Sociedad cambió el método de contabilización del costo de mantenimiento de fuselaje y motores de aeronaves propias, a fin de adecuarse a estándares internacionales de la industria. Hasta el ejercicio anterior, la Sociedad registraba las obligaciones por este concepto bajo el rubro “Provisiones”, tanto de corto como de largo plazo. Estas provisiones fueron establecidas en base a ciclos y horas de vuelo efectivamente voladas por una aeronave desde su incorporación a la flota o desde su última reparación, según corresponda. Bajo el nuevo método, los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, serán capitalizados y depreciados hasta la próxima mantención.

El efecto acumulado de este cambio contable al 1 de Enero de 2006, registrado en el rubro Otros ingresos fuera de la explotación, asciende a MUS$ 24.539 como se indica en Nota Nro. 20. Para el ejercicio 2006 este cambio implicó un menor cargo a resultado por MUS$ 1.332.

Nota 04. Valores negociables

a) Composición del saldo

	Valor Contable
	2006	2005
Instrumentos	MUS$	MUS$
Bonos	20.415	47.964
Cuotas de fondos mutuos	5.678	35.552
Total Valores Negociables	26.093	83.516

b) Instrumentos de Renta Fija

				Valor Contable
						Valor de
	Fecha	Fecha	Valor Par	Monto		Mercado	Provisión
Instrumento	Compra	Vencimiento	MUS$	MUS$	Tasa	MUS$	MUS$
Bonos nacionales	10- 09-2004	28-11-2007	3.767	3.745	7,45%	3.746	-
Bonos extranjeros	13-12-2004	30- 09-2007	16.689	16.670	7,07%	16.873	-

Nota 05. Deudores de corto y largo plazo

Los Deudores por venta, Documentos por cobrar y Deudores varios, al 31 de diciembre de cada año, se componen de acuerdo al siguiente detalle:

a) Saldos

	Circulantes							Largo plazo
	Hasta 90 días		Mas de 90 hasta 1 año		Subtotal	Total Circulante (neto)
	2006	2005	2006	2005	2006	2006	2005	2006	2005
Rubro	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Deudores por ventas	165.178	130.256	6.590	4.836	171.768	158.258	125.022	-	-
Estimación deudores incobrables	-	-	-	-	13.510	-	-	-	-
Documentos por cobrar	12.487	12.544	1.709	1.372	14.196	5.617	4.492	-	-
Estimación deudores incobrables	-	-	-	-	8.579	-	-	-	-
Deudores varios	15.452	35.847	89.714	84.427	105.166	105.166	120.274	9.184	7.886
Estimación deudores incobrables	-	-	-	-	-	-	-	-	-
Total deudores largo plazo								9.184	7.886

b) Segregación de acuerdo a las características y porcentajes que mejor los representan

	Corto plazo				Largo plazo
	2006		2005		2006		2005
	MUS$	%	MUS$	%	MUS$	%	MUS$	%

a) Deudores por venta
En Chile	61.748	39,02	58.259	46,60	-	-	-	-
En el exterior	96.510	60,98	66.763	53,40	-	-	-	-
Total	158.258	100,00	125.022	100,00	-	-	-	-

b) Documentos por cobrar
En Chile	5.617	100,00	4.484	99,82	-	-	-	-
En el exterior	-	-	8	0,18	-	-	-	-
Total	5.617	100,00	4.492	100,00	-	-	-	-

c) Deudores varios
Anticipo Aviones (1)	91.234	86,75	104.345	86,76	-	-	-	-
Anticipo a proveedores	3.786	3,60	1.677	1,39	-	-	-	-
Cuentas corrientes personal	2.580	2,45	2.210	1,83	2.364	25,74	1.066	13,52
Cobertura de combustible por recuperar	1.008	0,96	1.021	0,85	-	-	-	-
Deudores cobranding y LAN Pass	870	0,83	1.138	0,95	-	-	-	-
Deudores por venta de activos	-	-	767	0,64	-	-	-	-
Albatros Leasing LLC (2)	-	-	-	-	4.341	47,27	4.341	55,05
Deudores por devolución de aviones (3)	-	-	-	-	2.479	26,99	2.479	31,43
Otros	5.688	5,41	9.116	7,58	-	-	-	-
Total	105.166	100,00	120.274	100,00	9.184	100,00	7.886	100,00

Los saldos de los rubros Deudores por venta y Documentos por cobrar, se presentan netos de provisión de deudores incobrables por MUS$ 13.510 y MUS$ 8.579 respectivamente (MUS$ 10.070 y MUS$ 9.424, respectivamente en 2005).

1) Los montos de anticipos pagados a los fabricantes de aeronaves, son recuperados totalmente al momento de la recepción de las aeronaves. Además, en el caso de Boeing, éstos anticipos pueden ser recuperados antes de la recepción sólo a requerimiento de LAN Airlines S.A. (hasta el 50% de lo anticipado por cada aeronave).

(2) Este saldo se relaciona con la cesión de crédito efectuada por la Sociedad, respecto del financiamiento de la flota Airbus.

(3) Corresponde a costos asociados al mantenimiento relacionado con las horas de vuelo incurridas por el anterior operador de la aeronave, desde la última reparación hasta la recepción; mantenimiento que será realizado por la Sociedad. Estos importes se recuperarán de los arrendadores al término del contrato.

Nota 06. Saldos y Transacciones con entidades relacionadas

a) Saldos

Documentos y cuentas por cobrar
		Corto plazo		Largo plazo
		2006	2005	2006	2005
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

96921070-3	Austral Sociedad Concesionaria S.A.	-	296	-	-
96518860-6	Comercial Masterhouse S.A.	351	186	-	-
96778310-2	Concesionaria Chucumata S.A.	-	192	-	-
96634020-7	Ediciones Ladeco América S.A.	3	2	-	-
96763900-1	Inmobiliaria Aeronáutica S.A.	2.206	2.500	11.620	14.585
96575810-0	Inversiones LAN S.A. y Filiales	-	-	4.987	12.129
96631410-9	Ladeco Cargo S.A.	-	3	-	-
96967400-9	LAN Card S.A.	-	-	4.330	3.721
93383000-4	LAN Cargo S.A.	-	-	138.335	83.919
96801150-2	LAN Courier S.A. y Filial	1.552	1.609	-	-
96969680-0	LAN Pax Group S.A y Filiales	10.504	5.551	34.735	1.558
96847880-K	Lufthansa LAN Technical Training S.A.	-	65	-	-
96669520-K	Red de Televisión Chilevisión S.A	41	44	-	-
78005760-2	Sociedad de Seguridad Aérea S.A.	448	755	-	-
96854560-4	Terminal de Exportación Internacional S.A.	56	-	-	-
96951280-7	Transporte Aéreo S.A.	-	-	106.152	-
96645970-0	Transportes LAN Chile S.A.	-	195	-	-
Extranjera	Aerolinheas Brasileiras S.A.	25.526	-	-	50.045
Extranjera	Aerotransportes Mas de Carga S.A.	8.106	9.668	-	-
Extranjera	Aircraft International Leasing Limited	-	-	2.384	2.383
Extranjera	Choice Air Courier del Perú S.A.	-	-	15	22
Extranjera	Cons. Fast Air Almacenes de Carga	-	2	-	-
Extranjera	LAN Cargo Overseas Limited y Filiales	181	182	12.030	12.031
Extranjera	LAN Chile Investments Limited y Filiales	2.539	1.634	13.524	14.220
Extranjera	LanLogistics, Corp. y Filiales	-	-	10.132	9.354
Extranjera	LAN Perú S.A.	-	535	-	-
Extranjera	Laser Cargo S.R.L.	-	-	333	390
Extranjera	Prime Airport Services Inc.	2.327	163	-	-
Extranjera	South Florida Air Cargo Inc.	6	5	-	-
Totales		53.846	23.587	338.577	204.357

Documentos y Cuentas por Pagar

		Corto plazo		Largo plazo
		2006	2005	2006	2005
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

99530170-9	Aguas del Sur S.A.	7	11	-	-
96577310-K	Andes Airport Services S.A.	289	520	-	-
96921070-3	Austral Sociedad Concesionaria S.A.	52	-	-	-
96894180-1	Bancard S.A.	10	11	-	-
96631520-2	Fast Air Almacenes de Carga S.A.	3.523	3.766	-	-
96969670-3	LAN Cargo Group S.A.	-	4	-	-
93383000-4	LAN Cargo S.A.	65.913	59.219	-	-
96801150-2	LAN Courier S.A. y Filial	-	322	-	-
96969690-8	Línea Aérea Nacional Chile S.A.	1	4	-	-
96847880-K	Lufthansa LAN Technical Training S.A.	34	-	-	-
78074340-9	Sistemas de Distribución Amadeus Chile S.A.	1.549	1.387	-	-
96888630-4	Sociedad Concesionaria Aerosur S.A.	2	-	-	-
96854560-4	Terminal de Exportación Internacional S.A.	-	389	-	-
96951280-7	Transporte Aéreo S.A.	53.686	29.696	-	-
Extranjera	Florida West International Airways Inc.	11.477	-	-	31.669
Extranjera	LAN Chile Investments Limited y Filiales	12.742	8.965	-	-
Extranjera	LAN Perú S.A.	6.472	-	-	-

Totales		155.757	104.294	-	31.669

Los saldos por cobrar y pagar de corto plazo están compuestos por valores neteados y consideran, principalmente, operaciones normales del giro, las cuales no devengan intereses, como también los Deudores de largo plazo porción corto plazo de los leasing financieros con LAN Cargo S.A y Transporte Aéreo S.A. por tres aviones Boeing 767 cargueros y cuatro aviones Airbus A319 pasajeros respectivamente, netos de sus correspondientes intereses diferidos. Dichos leasing financieros devengan un interés promedio anual de 5,0512%.

La cuenta por cobrar de largo plazo con su filial LAN Cargo S.A., está compuesta por valores neteados. La porción por cobrar corresponde a las Obligaciones de largo plazo de los leasing financieros con LAN Cargo S.A. y Transporte Aéreo S.A. por tres aviones Boeing 767 cargueros y cuatro aviones Airbus A319 pasajeros respectivamente, netos de sus correspondientes intereses diferidos. Dichos leasing financieros devengan un interés promedio anual de 5,0512%.

La porción por pagar correspondiente a la obligación con LAN Cargo S.A. está pactada en dólares estadounidenses y devenga un interés de un 4,2% anual. El plazo de vencimiento está formalmente establecido en un convenio de deuda y pago, donde se estipula una fecha no superior al año 2012.

En julio  2001, la Sociedad celebró con Transporte Aéreo S.A., filial de LAN Cargo S.A., un contrato de cuentas en participación para optimizar el servicio de transporte de pasajeros en la ruta nacional y la integración operacional de ambas sociedades. El citado contrato es de carácter indefinido y establece diversos derechos, obligaciones y aportes que cada uno debe efectuar para su ejecución.

b) Transacciones

				2006		2005
					Efecto en		Efecto en
					resultados		resultados
		Naturaleza de la		Monto	(cargo /abono)	Monto	(cargo /abono)
Sociedad	RUT	relación	Descripción de la transacción	MUS$	MUS$	MUS$	MUS$

Sistemas de Distribución Amadeus Chile S.A.	78074340-9	Filial	Serv. administración recibidos	3.116	(2.619)	3.057	(2.569)
LAN Cargo S.A.	93383000- 4	Filial	Arriendo aeronaves recibidos	31.807	(27.316)	40.945	(34.746)
			Arriendo aeronaves otorgados	9.852	8.279	9.695	8.147
			Servicio transporte recibido	87.327	(86.655)	45.998	(45.998)
			Servicio transporte otorgado	20.951	20.951	20.694	20.694
			Mantto. línea aeronaves recibido	2.621	(2.203)	-	-
			Cobranza interlineal otorgada	13.078	-	1.418	-
			Otros servicios recibidos	5.559	(5.019)	5.162	(4.508)
			Otros servicios prestados	6.199	5.467	2.731	2.718
			Pagos a cta. gastos mantto.	11.133	-	6.783	-
			Pagos a cta. gastos aeronaves	58.074	-	31.925	-
			Pagos a cta. de combustible	25.384	-	18.023	-
			Otros pagos a cuenta	16.420	-	5.936	-
			Dividendos recibidos	5.934	-	9.007	-
			Intereses por pagar	3.285	(3.285)	3.285	(3.285)
			Leasing aeronaves por cobrar	54.416	-	177.448	-
			Intereses leasing aeronaves	9.047	9.047	2.425	(2.425)
			Cesión de deuda recibida	55.116	-	493	-
			Venta inversión LAN Courier	5.638	-	-	-
Inversiones LAN S.A. y Filiales	96575810- 0	Filial	Arriendo aeronaves otorgados	-	-	2.891	2.891
			Compra activo fijo	2.343	-	-	-
			Otros pagos a cuenta	1.221	-	24	-
			Cesión de derecho recibida	-	-	2.891	-
Inmobiliaria Aeronáutica S.A .	96763900-1	Filial	Arriendo inmueble recibido	2.738	(2.581)	2.542	(2.136)
LAN Card S.A.	96967400-9	Filial	Ventas LAN Card	1.190	-	893	-
LAN Pax Group S.A. y Filiales	96969680- 0	Filial	Mantto. línea aeronaves otorgado	7.425	7.425	1.297	1.297
			Arriendo aeronaves otorgados	7.177	7.177	360	360
			Serv. adm. y ventas recibidos	1.537	(1.270)	840	(840)
			Cobranza interlineal	8.099	-	446	-
			Pagos a cta. de combustible	1.374	-	-	-
			Ventas pax y carga transferidas	1.352	-	1.547	-
			Traspaso antic. aviones otorgado	60.424	-	-	-
			Financiamiento otorgado	18.659	-	-	-
			Otros pagos a cuenta	1.595	-	6.312	-
LAN Chile Investments Limited y Filiales	Extranjera	Filial	Arriendo aeronaves otorgados	30.085	30.085	34.191	32.396
			Otros servicios prestados	18.571	18.449	3.736	3.664
			Arriendo aeronaves recibidos	28.794	(25.702)	24.066	(21.516)
			Otros servicios recibidos	4.167	(3.701)	4.363	(4.010)
			Cobranza interlineal recibida	1.272	-	1.637	-
			Otros pagos a cuenta	21.148	-	14.397	-
			Cesión de derecho recibida	-	-	1.467	-
Sociedad de Seguridad Aérea S.A.	78005760-2	Filial indirecta	Servicio de seguridad recibido	1.947	(1.637)	2.143	(1.801)
			Otros pagos a cuenta	781	-	1.047	-
Andes Airport Services S.A.	96577310-K	Filial indirecta	Servicio handling rampa recibido	6.944	(5.837)	7.245	(5.704)
			Otros pagos a cuenta	1.021	-	928	-
Fast Air Almacenes de Carga S.A.	96631520-2	Filial indirecta	Bonif. comercial otorgada	3.821	3.213	3.615	3.038
Transportes LAN Chile S.A.	96645970- 0	Filial indirecta	Servicio traslado de personal	2.123	(2.101)	5.286	(4.997)
LAN Courier S.A. y Filial	96801150-2	Filial indirecta	Venta espacio de carga	1.895	1.592	1.797	1.510
Terminal de Exportación Internacional S.A.	96854560- 4	Filial indirecta	Servicio frigorífico recibido	2.174	(1.827)	2.271	(1.908)
Transporte Aéreo S.A.	96951280-7	Filial indirecta	Arriendo aeronaves otorgados	8.629	7.251	9.316	7.829
			Arriendo aeronaves recibidos	12.154	(10.214)	3.081	(2.591)
			Ases. com.y mark. otorgada	9.939	8.352	9.530	8.140
			Mantto línea aeronaves recibido	8.464	(7.112)	8.777	(7.510)
			Ventas pax transferidas	34.300	-	28.471	-
			Servicio asist. tierra otorgado	1.676	1.408	1.478	1.248
			Servicios adm. y ventas otorgados	1.654	1.435	2.204	1.899
			Servicios de transportes recibidos	1.418	(1.418)	-	-
			Pagos cta. ctas. ptmo. aeronaves	7.290	-	-	-
			Pagos cta. arriendo aeronaves	1.035	-	2.200	-
			Pagos a cta. reparación motor	-	-	2.303	-
			Pagos cta seguros de aeronaves	2.668	-	3.445	-
			Pagos a cta. de combustible	5.205	-	105	-
			Otros pagos a cuenta	32.230	-	6.306	-
			Cesión de deuda otorgada	3.570	-	2.970	-
			Leasing aeronaves por cobrar	113.901	-	-	-
			Intereses leasing aeronaves	2.360	2.360	-	-
Aerolinheas Brasileiras S.A .	Extranjera	Filial indirecta	Servicio transporte recibido	27.437	(27.437)	13.028	(13.028)
			Servicio transporte otorgado	44.243	44.243	36.269	36.269
			Arriendo aeronaves recibidos	1.430	(1.430)	2.710	(2.710)
			Arriendo aeronaves otorgados	18.598	18.598	18.497	18.497

				2006		2005
					Efecto en		Efecto en
					resultados		resultados
		Naturaleza de la		Monto	(cargo /abono)	Monto	(cargo /abono)
Sociedad	RUT	relación	Descripción de la transacción	MUS$	MUS$	MUS$	MUS$

			Otros servicios prestados	8.648	8.648	6.769	6.769
			Otros servicios recibidos	2.381	(2.381)	2.305	(2.305)
			Cobranza interlineal recibida	16.355	-	697	-
			Pagos a cta. de combustible	12.518	-	9.290	-
			Otros pagos a cuenta	1.197	-	918	-
Aerotransportes Mas de Carga S.A.	Extranjera	Filial indirecta	Servicio transporte recibido	15.369	(15.369)	11.478	(11.478)
			Otros servicios prestados	2.859	2.859	2.949	2.949
			Otros servicios recibidos	1.555	(1.352)	1.286	(1.119)
			Cobranza interlineal otorgada	1.919	-	986	-
			Pagos a cta. de combustible	11.652	-	10.098	-
			Otros pagos a cuenta	7.347	-	4.480	-
LanLogistics, Corp. y Filiales	Extranjera	Filial indirecta	Cumplimiento metas	2.084	(2.084)	-	-
			Cobranza interlineal otorgada	3.437	-	899	2
			Otros pagos a cuenta	65	-	2.048	-
LAN Perú S.A.	Extranjera	Filial indirecta	Arriendo aeronaves otorgados	53.450	53.375	32.810	27.571
			Arriendo aeronaves recibidos	8.453	(8.453)	4.321	(3.631)
			Comisiones ventas operaciones	5.342	5.187	89	76
			Asistencia en tierra otorgado	-	-	1.660	1.453
			Mantto. aviones otorgado	28.435	28.435	23.579	23.361
			Arriendo bellies recibido	8.468	(8.304)	13.708	(13.646)
			Servicio agente general	2.172	(2.062)	490	(412)
			Otros servicios prestados	8.620	8.597	36	36
			Otros servicios recibidos	2.487	(2.377)	882	(822)
			Cobranza interlineal recibida	2.799	-	764	-
			Pagos a cta. de combustible	13.424	-	1.125	-
			Pagos a cta. seguro aeronaves	2.851	-	2.218	-
			Otros pagos a cuenta	12.218	-	17.118	-
			Cesión de derecho otorgada	-	-	4.671	-
Prime Airport Services Inc.	Extranjera	Filial indirecta	Servicio handling recibido	1.971	(1.971)	3.453	(3.453)
South Florida Air Cargo Inc.	Extranjera	Filial indirecta	Servicio transporte otorgado	-	-	2.462	2.462
			Cobranza interlineal recibida	161	-	1.470	-
Concesionaria Chucumata S.A.	96778310-2	Coligada	Disminución de capital	186	-	192	-
			Tasas aeronáuticas recibidas	16	(16)	45	(45)
			Conc. aeronáuticas recibidas	39	(39)	31	(31)
			Consumos básicos recibidos	4	(4)	20	(20)
Lufthansa LAN Technical Training S.A.	96847880-K	Coligada	Capacitación recibida	321	(321)	320	(320)
			Otros pagos a cuenta	477	-	376	-
			Arriendos otorgados	16	16	19	19
Austral Sociedad Concesionaria S.A.	96921070-3	Coligada	Tasas aeronáuticas recibidas	82	(82)	54	(54)
			Conc. aeronáuticas recibidas	234	(234)	218	(218)
			Consumos básicos recibidos	33	(33)	11	(11)
			Disminución de capital	317	-	327	-
Sociedad Concesionaria Aerosur S.A	96888630- 4	Coligada	Conc. aeronáuticas recibidas	-	-	6	(6)
		indirecta
			Consumos básicos recibidos	-	-	3	(2)
			Tasas aeronáuticas recibidas	40	(40)	1	(1)
Florida West International Airways Inc.	Extranjera	Coligada	Servicio transporte otorgado	1.344	1.344	1.256	1.256
		indirecta
			Arriendo aeronaves recibidos	40.695	(40.695)	38.373	(38.373)
			Servicio transporte recibido	4.234	(4.234)	3.068	(3.068)
			Mantto. línea aeronaves recibido	387	(387)	954	(954)
			Pagos a cta. de combustible	9.265	-	9.041	-
			Otros pagos a cuenta	120	-	854	-
			Cobranza interlineal recibida	273	-	360	-
			Cesión de deuda otorgada	55.116	-	-	-
Choice Air Courier del Perú S.A.	Extranjera	Coligada	Servicio prestado / courier	-	-	108	108
		indirecta
			Servicio recibido / courier	-	-	11	(11)
			Servicio transporte otorgado	-	-	10	10
			Otros pagos a cuenta	3	-	13	-
Red de Televisión Chilevisión S.A .	96669520-K	Accionistas	Servicio publicidad recibido	259	(217)	271	(228)
		comunes
			Servicio de pasajes otorgado	272	272	72	72
Inversiones Costa Verde S.A.	96810370-9	Accionistas	Recuperación de gastos	12	-	12	-
		comunes
			Otros servicios prestados	-	-	5	5
Bancard S.A.	96894180-1	Accionistas	Ases. profesionales recibidas	99	(99)	120	(120)
		comunes
Aguas del Sur S.A.	99530170-9	Accionistas	Serv. aprovisionamiento recibido	34	(28)	15	(13)
		comunes

La materialidad definida para exponer las transacciones efectuadas con empresas relacionadas son todos aquellos montos que superan MUS$ 1.000. Para el caso de las empresas coligadas y accionistas comunes, se presentan todas las transacciones sin considerar la materialidad antes definida.

Nota 07. Existencias

Las existencias al 31 de diciembre 2006 y 2005, valorizadas según lo descrito en Nota 2 f), incluyen los siguientes conceptos:

	2006	2005
	MUS$	MUS$

Repuestos y materiales	39.235	33.611
Existencias Duty Free	3.231	2.494
Repuestos para la venta	49	135

Total	42.515	36.240

Los repuestos para la venta, se presentan netos de provisión por ajuste al valor de mercado por MUS$ 2.121 al 31 de diciembre de 2006 (MUS$ 2.058 en 2005).

Nota 08. Impuestos diferidos e impuesto a la renta

a) General

Al 31 de diciembre de 2006, la Sociedad presenta utilidad tributaria por MUS$ 53.595 (pérdida tributaria por MUS$ 12.947 en 2005). De acuerdo a lo anterior, y a la normativa vigente, se ha constituido provisión por impuesto a la renta de primera categoría por MUS$ 9.111 y provisión por impuesto único por gasto rechazado de MUS$ 58 (MUS$ 42 en 2005), los cuales se presentan netos de pagos provisionales mensuales, bajo el rubro de impuestos por recuperar.

b) Impuestos diferidos

Conforme al criterio descrito en nota 2 n), los saldos de impuestos diferidos se detallan en cuadro adjunto.

	2006				2005
	Impuesto Diferido		Impuesto Diferido		Impuesto Diferido		Impuesto Diferido
	Activo		Pasivo		Activo		Pasivo
	Corto plazo	Largo plazo	Corto plazo	Largo plazo	Corto plazo	Largo plazo	Corto plazo	Largo plazo
Conceptos	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Diferencias Temporarias
Provisión cuentas incobrables	3.891	-	-	-	3.672	-	-	-
Provisión de vacaciones	1.030	690	-	-	1.056	758	-	-
Activos en leasing	-	-	-	17.061	-	-	-	15.856
Depreciación Activo Fijo	-	-	-	70.766	-	-	-	56.726
Otros eventos	2.451	7.783	109	-	2.384	-	-	-
Provisión obsolescencia	2.960	-	-	-	4.593	-	-	-
Pérdidas tributarias acumuladas	-	-	-	-	-	2.201	-	-
Comisiones activadas	-	-	1.589	-	-	-	1.518	-
Caducidad de pasajes	-	-	-	16.198	-	-	-	16.295
Gastos Activados	-	-	3.412	-	-	-	2.977	-
Intereses activados de aeronaves	-	-	-	6.396	-	-	-	3.603
Provisión de mantenimiento	-	-	-	7.812	-	-	-	-
Otros
Cuentas complementarias-neto de	-	-	-	8.645	-	-	-	8.883
amortización
Provisión de valuación	1.648	6.750	-	-	2.598	2.228	-	-

Totales	8.684	1.723	5.110	109.588	9.107	731	4.495	83.597

c) Efecto en resultados

	2006	2005
Item	MUS$	MUS$

Gasto tributario corriente (provisión impuesto)	(9.169)	(42)
Ajuste gasto tributario (ejercicio anterior)	324	119
Efecto por activos o pasivos por impuesto diferido del ejercicio	(22.227)	(22.916)
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	(238)	(322)
Efecto en activos o pasivos por impuesto diferido por cambios en la provisión de valuación	(3.572)	(1.721)
Otros cargos o abonos en la cuenta	(357)	(129)

Totales	(35.239)	(25.011)

Nota 09. Otros activos circulantes

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$

Contratos a futuro (1)	7.778	9.575
Otras garantías	599	525
Garantías otorgadas (aeronaves)	200	699
Otros	3.048	1.292

Total	11.625	12.091

(1) Corresponde a contratos de cobertura de combustible, tasas de interés y forward de moneda. Los pasivos por obligaciones y provisiones asociados a dichos contratos se presentan dentro del rubro Otros pasivos circulantes.

Nota 10. Activos Fijos

a)  Activo Fijo

	2006			2005
	Valor	Depreciación	Valor	Valor	Depreciación	Valor
	Activo	Acumulada	Neto	Activo	Acumulada	Neto
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Terrenos	5.537	-	5.537	5.537	-	5.537

Edificios	35.177	(8.211)	26.966	34.377	(7.452)	26.925
Otras instalaciones	23.643	(8.701)	14.942	16.429	(6.754)	9.675
Obras en ejecución	339	-	339	3.648	-	3.648
Total Construcciones y obras de infraestructura	59.159	(16.912)	42.247	54.454	(14.206)	40.248

Aviones Boeing 767 Pasajeros	404.822	(61.784)	343.038	70.574	(50.813)	19.761
Avión Boeing 737 Pasajero	5.827	(5.197)	630	6.896	(4.244)	2.652
Aviones Airbus A319 Pasajeros	205.537	(5.982)	199.555	67.448	(402)	67.046
Aviones Airbus A320 Pasajeros	145.939	(30.981)	114.958	142.469	(15.226)	127.243
Motores y rotables	276.162	(91.989)	184.173	225.394	(60.999)	164.395
Equipos de comunicación y computación	87.668	(55.645)	32.023	78.563	(46.224)	32.339
Otras maquinarias y equipos	31.233	(22.134)	9.099	29.612	(19.478)	10.134
Total Maquinarias y equipos	1.157.188	(273.712)	883.476	620.956	(197.386)	423.570

Aviones Boeing 767 en leasing pasajeros	229.206	(87.375)	141.831	220.469	(67.173)	153.296
Aviones Boeing 767 en leasing cargueros	152.273	(52.498)	99.775	148.634	(40.923)	107.711
Almacenes de repuestos	18.466	-	18.466	18.330	-	18.330
Muebles y equipos de oficina	9.307	(5.819)	3.488	8.602	(5.219)	3.383
Otros activos fijos	40.288	(21.042)	19.246	40.191	(18.884)	21.307
Total Otros activos fijos	449.540	(166.734)	282.806	436.226	(132.199)	304.027
Totales	1.671.424	(457.358)	1.214.066	1.117.173	(343.791)	773.382

El cargo a resultados, clasificado bajo Costos de explotación, por depreciación del ejercicio asciende a MUS$ 66.231 y en Gastos de administración y ventas asciende a MUS$ 16.975 (MUS$ 35.931 y MUS$ 15.815 respectivamente en 2005).

Por sus características, las existencias denominadas rotables, se presentan clasificadas en el ítem Motores y rotables. Los repuestos en existencias, cuyo período de consumo es superior a un año, se presentan clasificados en el rubro Otros activos fijos sin depreciarlos y netos de provisión de obsolescencia por MUS$ 12.717 al 31 de diciembre 2006 (MUS$ 12.853 en 2005).

Al 31 de diciembre de 2006 el rubro Maquinarias y equipos se presenta neto de una provisión por abatimiento Flota Boeing 737, por MUS$ 3.100.

b) Activos en leasing

Los bienes del Activo fijo adquiridos bajo la modalidad de leasing financiero, se encuentran clasificados dentro del rubro Otros activos fijos, y corresponden a:

b.1) Con fecha 30 de septiembre de 2004, la Sociedad vendió su participación en los establecimientos permanentes Condor Leasing LLC e Eagle Leasing LLC, ambos dueños de un total de cinco aeronaves Boeing 767-300 (tres y dos, respectivamente), manteniéndose vigente el contrato de leasing financiero que ambas sociedades habían suscrito originalmente con LAN Airlines S.A. por cada una de las mencionadas aeronaves.

c) Composición de la flota

Aeronaves de propiedad de la Sociedad:

2006	2005	Aeronave	Modelo	Uso

1	1	Boeing 737	200ADV	Pasajero
7	3	Boeing 767	300ER	Pasajero
2	2	Boeing 767	300F	Carguero (*)
1	1	Boeing 767	200ER	Pasajero (**)
6	2	Airbus A319	100	Pasajero
4	4	Airbus A320	200	Pasajero (***)

21	13	Total Flota Propia

(*) Arrendados a LAN Cargo S.A y Aerolinheas Brasileiras S.A.
(**) Arrendado a Aerovías de México S.A.
(***) Arrendados a Inversiones LAN S.A.

Aeronaves arrendadas y operadas por la Sociedad:

2006	2005	Aeronave	Modelo	Uso

10	12	Boeing 767	300ER	Pasajero
4	4	Airbus A320	200	Pasajero
4	4	Airbus A340	300	Pasajero

18	20	Total Flota Arrendada
39	33	Total Flota

Nota 11. Transacciones de venta con retroarrendamiento

La Sociedad, al cierre de los presentes Estados Financieros, posee un contrato de Venta con retroarrendamiento de fecha marzo 2002, en el cual actúa en calidad de vendedora - arrendataria, y su detalle es el siguiente:

						Amortización		Monto por amortizar
Descripción	Precio compra-venta MUS$	Valor nominal Contrato< MUS$	N° cuotas pactadas	Período del Contrato (Años)	Utilidad porVenta MUS$	2006 MUS$	2005 MUS$	2006 MUS$	2005 MUS$
Dos motores flota Airbus A320	13.100	9.684	84	7	6.883	4.671	3.687	2.212	3.196

Nota 12. Inversiones en empresas relacionadas

a) Valor patrimonial

La Sociedad Matriz ha constituido provisiones relacionadas con aquellas coligadas que al cierre del ejercicio presentan patrimonio negativo, las cuales se incluyen en la cuenta Provisiones (Nota 17).

La Sociedad Matriz posee influencia significativa en algunas coligadas cuyo porcentaje de participación es menor o igual a un 20%, razón por la cual ha mantenido como método de valorización, el Valor Patrimonial Proporcional (V.P.P).

b) Información sobre inversiones en el exterior

La Sociedad Matriz y sus filiales, mantienen inversiones en sociedades extranjeras, las cuales no han realizado remesas de utilidades al cierre de ambos ejercicios.

c) Información adicional

1.- LAN Pax Group S.A .

Con fecha 22 de diciembre de 2006, las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. participan de aumento de capital en LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 296 y MUS$ 7.026, manteniendo sus porcentajes de participación del 4% y 95%, respectivamente.

Con fecha 10 de octubre de 2006, se constituyó la sociedad Perdiz Leasing Limited donde LAN Pax Group S.A., tiene una participación de un 99% (99 acciones), equivalente a US$ 99.

Con fecha 29 de septiembre de 2006, se constituyó la sociedad Atlantic Aviation Investments LLC donde LAN Pax Group S.A., tiene una participación de un 99% (990 acciones), equivalente a US$ 990.

Con fecha 17 de agosto de 2006, la filial LAN Pax Group S.A. adquirió el 31% de la sociedad Inversora Cordillera S.A. por MUS$ 1.872 equivalentes a 4.116.818 acciones, aumentando su porcentaje de participación de un 49% a un 80%. Además realiza un aporte, por aumento de capital, por MUS$ 7.488. Esta operación generó un menor valor de MUS$ 1.872.

Con fecha 17 de agosto de 2006, la filial LAN Pax Group S.A. adquirió el 1,55% de la sociedad LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 70 equivalentes a 29.140 acciones, aumentando su porcentaje de participación de un 2,45% a un 4%. Además realiza un aporte, por aumento de capital, por MUS$ 94. Esta operación generó un menor valor de MUS$ 70.

Con fecha 23 de diciembre de 2005, la filial LAN Pax Group S.A. participó de un aumento de capital en Inversora Cordillera S.A., por MUS$ 281 manteniendo su porcentaje de participación del 49%.

Con fecha 9 de diciembre de 2005, las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. participan de un aumento de capital en LAN Argentina S.A. (ex - Aero 2000 S.A.) por MUS$ 3.084, enterando el 25% del aporte en enero 2006, manteniendo sus porcentajes de participación del 2,45% y 95% respectivamente.

Con fecha 16 de noviembre de 2005, se constituyó la sociedad Siventas S.A., donde las filiales LAN Pax Group S.A. e Inversora Cordillera S.A. tienen una participación de un 95% (11.400 acciones) y 5% (600 acciones) equivalente a MUS$ 3,8 y MUS$ 0,2 respectivamente, ambas sociedades pagaron el 25% del total del aporte.

Con fecha 14 de abril de 2005, la filial Inversora Cordillera S.A. adquirió el 95% de participación de la sociedad Aero 2000 S.A. (actualmente LAN Argentina S.A.). Asimismo, LAN Pax Group S.A. adquirió directamente el 2,45% de la referida sociedad. Esta adquisición se efectuó mediante pago de MUS$ 725, y generó un menor valor de MUS$ 717.

Con fecha 13 de abril de 2005, la filial LAN Pax Group S.A. adquirió el 49% de las acciones de la sociedad Inversora Cordillera S.A., por un monto de MUS$ 2, equivalentes a 5.880 acciones. Esta operación generó un menor valor de MUS$ 1.

Con fecha 7 de abril de 2005, LAN Airlines S.A. participó del aumento de capital de su filial LAN Pax Group S.A., por un monto de MUS$ 355 equivalentes a 510 acciones, aumentando de esta forma su porcentaje de participación de un 99% a un 99,83607%.

El menor valor generado en la filial LAN Pax Group S.A. ascendente a un total de MUS$ 1 fue ajustado, al 31 de diciembre de 2005, a MUS$ 4.815, en base a lo descrito en Nota 2 l) y m).

2.- LAN Cargo S.A.

Con fecha 28 de abril de 2006, la filial LAN Cargo S.A realizó una distribución de dividendos por un monto de MUS$ 5.934.

Con fecha 4 de noviembre de 2005, la Sociedad adquirió 15.000 acciones de su filial LAN Cargo S.A., aumentando su porcentaje de participación de un 99,86462% a un 99,88875%.

Con fecha 29 de abril de 2005, la filial LAN Cargo S.A. realizó una distribución de dividendos por un monto de MUS$ 9.007.

3.- LAN Chile Investments Limited

Con fecha 30 de diciembre de 2005, LAN Airlines S.A vendió una acción de su filial LAN Chile Investments Limited, disminuyendo de esta forma su porcentaje de participación de 100,00% a 99,99%. Esta operación generó una utilidad por venta de acciones de MUS$ 1.

4.- Andes Airport Services S.A . (Ex - Servicios Aeroportuarios LAN Chile S.A.)

Con fecha 3 de agosto de 2006, LAN Airlines S.A. vendió el 2% de participación de su filial Andes Airport Services S.A. (ex - Servicios Aeroportuarios LAN Chile S.A.) a su filial LAN Pax Group S.A., por un monto de US$ 117,68 equivalente a una acción.

5.- LAN Courier S.A.

Con fecha 15 de diciembre de 2006, LAN Airlines S.A. vendió el 99,99% de participación de su filial LAN Courier S.A. a sus filiales LAN Cargo S.A. e Inversiones LAN S.A., 99,98% y 0,01% respectivamente, por un monto total de MUS$ 5.638, equivalente a 8.837.860 acciones. Esta transacción generó un resultado no realizado de MUS$ 2.620.

6.- Atlantic Aviation Investments LLC.

Con fecha 29 de septiembre de 2006, se constituyó la sociedad Atlantic Aviation Investments LLC. donde LAN Airlines S.A., tiene una participación de un 1% (10 acciones), equivalente a US$ 10.

7.- Perdiz Leasing Limited

Con fecha 10 de octubre de 2006, se constituyó la sociedad Perdiz Leasing Limited donde LAN Airlines S.A., tiene una participación de un 1% (1 acción), equivalente a US$ 1.

La Sociedad ha estimado que el valor libro de las inversiones realizadas a contar del 1 de enero de 2004, constituyen una buena aproximación del valor justo, por tal motivo, se ha utilizado este como base para la valorización de la inversión.

d) Resultados no realizados

La Sociedad ha reconocido Resultados no realizados por:

1.- Asesorías informáticas de terceros , consistentes en el desarrollo de productos informáticos , instalación y capacitación en su uso, con las siguientes filiales:

			Resultado realizado del ejercicio
Filial	Fecha de Transacción	Resultado no realizado MUS$	2006 MUS$	2005 MUS$
Transporte Aéreo S.A.	28-nov- 03	661	156	156
Transportes LAN Chile S.A.	28-nov- 03	19	4	4
Comercial Masterhouse S.A.	28-nov- 03	15	3	3
Sistemas de Distribución Amadeus Chile S.A.	28-nov- 03	10	3	3
LAN Courier S.A.	31-dic- 03	195	46	46

Estos resultados se realizan desde abril 2004, de acuerdo a la vida útil asignada al Activo fijo que los originó.

2.- Venta de participación de su filial LAN Courier S.A.:

			Resultado realizado del ejercicio
Filial	Fecha de Transacción	Resultado no realizado MUS$	2006 MUS$	2005 MUS$
LAN Cargo S.A.	15-dic-2006	2.620	-	-

Este resultado se realizará a partir de enero 2007, de acuerdo a la amortización del mayor valor de inversión originado en LAN Cargo S.A.

e) Detalle de las inversiones

			Moneda		Porcentaje de		Patrimonio		Resultado		Resultado				Resultados		Valor contable de la
			control		participación		Sociedades		del Ejercicio		Devengado		VP / VPP		no realizados		inversión
		País de	de la	Nro. de			2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
RUT	Sociedad	origen	inversión	acciones	2006	2005	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

93383000- 4	LAN Cargo	Chile	Dólar	62.131.694	99,89394	99,88875	255.366	158.421	102.888	19.802	102.779	19.780	255.098	158.245	(2.620)	-	257.718	158.245
	S.A.
96763900-1	Inmobiliaria	Chile	Dólar	100	99,01000	99,01000	7.838	6.115	1.724	1.831	1.707	1.813	7.760	6.054	-	-	7.760	6.054
	Aeronáutica
	S.A.
96801150-2	LAN Courier	Chile	-	-	-	99,99000	-	5.881	-	1.752	2.395	1.752	-	5.880	-	-	-	5.880
	S.A.
96575810- 0	Inversiones	Chile	Dólar	345	99,71000	99,71000	3.084	6.913	(3.828)	(963)	(3.817)	(960)	3.075	6.892	-	-	3.075	6.892
	LAN S.A.
Extranjera	LAN Perú S.A.	Perú	Dólar	64.286	49,00000	49,00000	6.465	4.177	2.288	1.911	1.121	936	3.168	2.047	-	-	3.168	2.047
96921070-3	Austral	Chile	-	352	20,00000	20,00000	4.431	4.397	864	867	173	173	886	879	-	-	886	879
	Sociedad
	Concesionaria
	S.A.
78074340-9	Sistemas de	Chile	Dólar	919	50,00000	50,00000	1.826	1.561	265	77	132	38	913	780	-	-	913	780
	Distribución
	Amadeus
	Chile S.A .
96847880-K	Lufthansa LAN	Chile	-	50	50,00000	50,00000	1.217	1.142	392	304	196	152	609	571	-	-	609	571
	Technical
	Training S.A .
96967400-9	LAN Card S.A.	Chile	Dólar	99	99,00000	99,00000	527	189	339	143	336	142	522	187	-	-	522	187
96778310-2	Concesionaria	Chile	-	167	16,70000	16,70000	1.499	701	808	959	135	160	250	117	-	-	250	117
	Chucumata
	S.A.
96518860- 6	Comercial	Chile	Dólar	10.059	99,99000	99,99000	38	87	(49)	(138)	(49)	(138)	38	87	-	-	38	87
	Masterhouse
	S.A.
96969670-3	LAN Cargo	Chile	Dólar	99	99,00000	99,00000	-	3	-	(2)	-	(2)	-	3	-	-	-	3
	Group S.A.
96969690-8	Línea Aérea	Chile	Dólar	99	99,00000	99,00000	1	3	(2)	(2)	(2)	(2)	1	3	-	-	1	3
	Nacional Chile
	S.A.
96577310-K	Andes Airport	Chile	-	-	-	2,00000	-	70	-	28	5	1	-	1	-	-	-	1
	Services S.A .
96969680- 0	LAN Pax Group	Chile	Dólar	609	99,83607	99,83607	(22.001)	(7.154)	(14.847)	(7.579)	(14.823)	(7.567)	-	-	-	-	-	-
	S.A.
96645970- 0	Transportes	Chile	-	-	-	0,01000	-	(59)	-	(259)	-	-	-	-	-	-	-	-
	LAN Chile S.A.
Extranjera	LAN Chile	Islas	Dólar	9.999	99,99000	100,00000	(7.683)	(9.124)	1.440	1.190	1.440	1.190	-	-	-	-	-	-
	Investments	Cayman
	Limited

Total													272.320	181.746	(2.620)	-	274.940	181.746

Nota 13. Menor y Mayor valor de inversiones

a) Menor valor de inversiones

		2006		2005
		Monto amortizado	Saldo menor	Monto amortizado	Saldo menor
		en el período	valor	en el período	valor
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

93383000-4	LAN Cargo S.A.	1.810	19.004	1.810	20.814
Total		1.810	19.004	1.810	20.814

Hechos relevantes

Los siguientes Hechos fueron informados en carácter de esenciales a la Superintendencia de Valores y Seguros y a las Bolsas de Valores, hasta la fecha de emisión de esta memoria:

Año 2007

- Con fecha 6 de marzo de 2007 se informó que, en Sesión Extraordinaria de Directorio celebrada el día 6 de marzo de 2007, el Directorio de Lan Airlines S.A. acordó citar a Junta Extraordinaria de Accionistas para el día 5 de abril de 2007 inmediatamente a continuación de la Junta Ordinaria de accionistas de la compañía, la cual se celebrará a las 11:00 horas, para tratar las siguientes materias:

a) Dejar sin efecto el aumento de capital por 7.500.000 (siete millones quinientas mil) acciones de pago, acordado por la Junta Extraordinaria de Accionistas celebrada el día 26 de Enero de 2007.

b) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 22.090.910 (veintidós millones noventa mil novecientas diez) acciones de pago, al precio y demás condiciones que acuerde la Junta de Accionistas. Se hace presente que el Directorio de la compañía tiene la intención de colocar una parte de este aumento de capital para ser transado en mercados de valores extranjeros, a través del mecanismo de certificados americanos de depósito de acciones, también conocidos como ADRs.

c) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046.

d) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta.

e) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente; y

f ) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

1.- Con fecha 31 de enero de 2007 se informó en carácter de hecho esencial que, el Directorio de Lan Airlines S.A., en sesión del día 30 de enero de 2007, acordó poner en conocimiento público el hecho que desde el mes de septiembre de 2006, Lan Airlines S.A., actuando a través de una sociedad filial, ha concurrido a otorgar financiamientos por un monto total de aproximadamente US$ 17.100.000 (los “Créditos”) a VRG LINHAS AEREAS S.A. (“Nueva Varig”). Los Créditos son convertibles en acciones de Nueva Varig, a sola opción de Lan Airlines S.A.

Aún cuando el monto de la inversión no tiene un efecto significativo para la compañía, se ha acordado hacer pública esta información ya que, de ejercerse la opción de convertibilidad referida, Lan Airlines S.A. podría pasar a tener una participación minoritaria en la Nueva Varig.

Nueva Varig es una sociedad anónima constituida según las leyes de Brasil, la cual fue formada con el objeto de adquirir parte de los activos de la aerolínea Varig S.A., dentro del proceso de quiebra de dicha empresa, y se encuentra actualmente operando conforme a la autorización técnico operativa (“CHETA”) otorgada por la autoridad aeronáutica brasileña.

La compañía mantiene negociaciones con los accionistas de Nueva Varig para eventualmente ejercer su opción de participación en dicha sociedad mediante la capitalización de los Créditos.

De conformidad con lo anterior, el Directorio de la Sociedad ha acordado cesar el carácter de reservado del acuerdo que autorizó el otorgamiento de los Créditos, adoptado con fecha 26 de septiembre de 2006, informado oportunamente a esa Superintendencia con carácter de hecho reservado.

2.- Con fecha 30 de enero de 2007 se informó que, en la Junta Extraordinaria de Accionistas de Lan Airlines S.A., celebrada con fecha 26 de enero de 2007 y con la asistencia de accionistas que representaban un 80,1% del total de las acciones suscritas y pagadas de la Sociedad, se adoptaron los siguientes acuerdos:

- Aumentar el capital social de la cantidad de US$ 134.303.353, dividido en 318.909.090 acciones de una misma serie, nominativas, de carácter ordinario, sin valor nominal, íntegramente suscritas y pagadas, a la cantidad de US$ 206.478.253, dividido en 326.409.090 acciones, mediante la emisión de 7.500.000 acciones de pago de iguales características a las existentes, representativas en total de un aumento de capital por la cantidad de US$ 72.174.900.

- Destinar desde ya un 10% de las acciones representativas del aumento de capital aprobado, esto es, la cantidad de 750.000 acciones, a planes de compensación que el Directorio elaborará al efecto para los trabajadores de la sociedad y de sus filiales, conforme lo dispuesto en los incisos tercero, cuarto y quinto del artículo 24 de la Ley 18.046, mediante un programa de opciones para la suscripción de acciones de la Sociedad, quedando ampliamente facultado para ello.

Las acciones no suscritas por los accionistas en ejercicio de su opción preferente o aquellas cuyos derechos de opción preferente sean renunciando total o parcialmente, o las correspondientes a fracciones producidas en el prorrateo entre los accionistas, podrán ser destinadas por el Directorio a los mencionados planes de compensación, y el saldo de acciones que no se hayan aplicado en definitiva a este objeto, podrán ser ofrecidas entonces libremente a los accionistas o terceros.

- Facultar al Directorio de la sociedad para proceder a la determinación final del precio de colocación de las acciones de pago, de conformidad con lo que dispone el inciso segundo del artículo 28 del Reglamento de Sociedades Anónimas. En todo caso, la Junta acordó que el precio para las nuevas acciones no podrá ser inferior a la cantidad de US$ 9,62332 por acción, en su equivalente en pesos de acuerdo con el valor del tipo de cambio denominado Dólar Observado publicado en el Diario Oficial el día en que el Directorio fije el precio de colocación.

Este monto corresponde al valor promedio ponderado de cotización bursátil de las acciones de la Compañía durante los 120 días inmediatamente anteriores a la Junta, en la Bolsa de Comercio de Santiago, bolsa de Valores, esto es, la cantidad de $ 5.187,45 por acción, lo cual, al valor del tipo de cambio Dólar Observado publicado con fecha 25 de enero de 2007, corresponde a la cantidad de dólares antes indicada.

- Facultar al Directorio de la Sociedad para proceder a acordar los términos de la emisión y colocación de las acciones de pago necesarias para la materialización del aumento de capital acordado y de su suscripción y pago, y para solicitar la inscripción de dichas acciones en el Registro de Valores de la Superintendencia de Valores y Seguros y en una o más bolsas de valores autorizadas del país.

- Sustituir los artículos quinto permanente y primero transitorio de los estatutos sociales, a fin de ajustarlos a los acuerdos adoptados por la junta.

3.- Con fecha 10 de enero de 2007 se envió copia de Carta enviada con esta misma fecha a los accionistas de la sociedad, por medio de la cual se les informó sobre la convocatoria a la Junta Extraordinaria de Accionistas de Lan Airlines S.A. a celebrarse el próximo día 26 de enero de 2007 y se les acompañó un modelo del poder que podrán otorgar para hacerse representar en dicha junta.

4.- Con fecha 10 de enero de 2007 se envió copia de la publicación efectuada el 10 de enero de 2007 en el diario La Tercera, del aviso de citación a Junta Extraordinaria de Accionistas de Lan Airlines S.A.

5.- Con fecha 10 de enero de 2007 se informó que en Sesión de Directorio de la sociedad Lan Airlines S.A., se acordó citar a los señores accionistas a Junta Extraodinaria de Accionistas a celebrarse a las 11:00 horas del día 26 de Enero de 2007 en Avenida Américo Vespucio Sur 901, comuna de Renca, Santiago, con el objeto de someter a la consideración de los accionistas las siguientes materias:

a) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 7.500.000 acciones de pago, al precio y demás condiciones que acuerde la Junta de Accionistas;

b) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046;

c) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta;

d) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente; y

e) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

Año 2006

6.- Con fecha 27 de diciembre de 2006 se informó que, en Sesión Ordinaria del día 26 de diciembre de 2006, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,21256 por acción con cargo a las utilidades del ejercicio 2006, el que será pagado a partir del día 18 de enero de 2007, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

7.- Con fecha 27 de diciembre de 2006 se informó que el día 26 de diciembre de 2006 el Directorio de Lan Airlines S.A. acordó citar a una Junta Extraordinaria de Accionistas a celebrarse el 26 de enero de 2007, a objeto de que se pronuncie sobre las siguientes materias:

a) Aumentar el capital social de Lan Airlines S.A. mediante la emisión de 7.500.000 (siete millones quinientos mil) acciones, al precio y demás condiciones que acuerde la Junta de Accionistas.

b) Destinar una parte de dicho aumento de capital a planes de compensación en los términos del artículo 24 de la ley 18.046.

c) Modificar los estatutos sociales para ajustarlos a los acuerdos adoptados por la Junta de Accionistas.

d) Facultar al Directorio de la Sociedad para solicitar la inscripción de las acciones representativas del aumento de capital en el Registro de Valores de la Superintendencia de Valores y Seguros; proceder a su colocación; y acordar los términos de los planes de compensación mencionados anteriormente.

e) Adoptar los demás acuerdos necesarios para implementar los acuerdos anteriores.

8.- Con fecha 25 de julio de 2006 se informó que, en la Sesión Ordinaria del día 24 de julio de 2006 el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,15071 por acción con cargo a las utilidades del ejercicio 2006, el que será pagado a partir del día 24 de agosto de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

9.- Con fecha 2 de mayo de 2006 se informó que, en la Junta Ordinaria de Accionistas de Lan Airlines S.A., celebrada con fecha 28 de abril de 2006, se acordó el reparto de un dividendo definitivo de US$ 0,00578 por acción con cargo a las utilidades del ejercicio 2005, el que será pagado a partir del día 17 de mayo de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

10.- Con fecha 28 de abril de 2006 se informó en calidad de hecho relevante que, en Junta Ordinaria de Accionistas de Lan Airlines S.A. celebrada el día 28 de abril de 2006 se eligió a los nuevos directores de la Sociedad.

El nuevo Directorio de Lan Airlines S.A. se encuentra integrado por los siguientes directores:

1. Jorge Awad Mehech

2. Darío Calderón González

3. José Cox Donoso

4. Juan José Cueto Plaza

5. Juan Cueto Sierra

6. Ramón Eblen Kadis

7. Bernardo Fontaine Talavera

8. Andrés Navarro Haeussler

9. Sebastián Piñera Echenique

11.- Con fecha 29 de marzo de 2006 se informó, en carácter de hecho relevante, que el día 28 de marzo de 2006, el Directorio de Lan Airlines S.A. autorizó la adquisición de tres aeronaves Boeing 767-300 para ser entregadas los años 2007 y 2008. El monto aproximado de la inversión asciende a US$ 270.000.000 (doscientos setenta millones de dólares de los Estados Unidos de América).

La adquisición antes referida se suma a las ordenes por un total de doce aeronaves Boeing 767-300 informadas oportunamente mediante hecho esencial de fecha 2 de agosto de 2005.

12.- Con fecha 17 de marzo de 2006 se informó en carácter de hecho esencial que el Directorio de Lan Airlines S.A.(LAN), siguiendo una recomendación de la administración, la cual fue analizada y ratificada por los auditores independientes de la Compañía, decidió, con esta fecha, modificar la política de contabilización de los costos de mantenimiento de su flota. Este cambio de política se fundamenta en el crecimiento que han experimentado las operaciones y flota de Lan Airlines S.A.(LAN), a la vez que alinea las prácticas de la Compañía con las de los principales operadores internacionales.

La nueva política se hará efectiva en forma retroactiva desde el 1 de enero de 2006. El cambio generará un beneficio no recurrente de US$ 40,3 millones antes de impuestos, el que será reconocido como un ítem no operacional en el primer trimestre de 2006. Este beneficio se origina en la eliminación de provisiones constituidas bajo el método anterior, las cuales no serán utilizadas bajo la nueva política. La Compañía estima que este cambio de política contable tendrá un efecto positivo de aproximadamente US$ 2 millones en su resultado operacional de 2006.

13.- Con fecha 14 de febrero de 2006, se informó en carácter de hecho relevante que con esta fecha se presentó, en las oficinas de Miami de la filial Lan Cargo S.A., personal del gobierno de los Estados Unidos de América requiriendo información, en el marco de una investigación por Antitrust que incluye una serie de líneas aéreas de carga europeas, norteamericanas y asiáticas.

Lan Cargo S.A. ha prestado la máxima colaboración a las autoridades a cargo de la investigación, entregando todos los antecedentes que le han sido solicitados, por lo que espera que esta situación se resuelva a la brevedad.

Las gestiones realizadas corresponden a una etapa preliminar de la investigación, no existiendo formulación de cargos.

Lan Cargo S.A. y sus compañías afiliadas se encuentran operando normalmente.

14.- Con fecha 1 de febrero de 2006 se informó que, en Sesión ordinaria del día 31 de enero de 2006, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,10975 por acción con cargo a las utilidades del ejercicio 2005, el que será pagado a partir del día 1 de marzo de 2006, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

15.- Con fecha 2 de enero de 2006, se informó que: se han implementado los siguientes cambios en la administración de Lan Airlines S.A.:

- Ignacio Cueto asumió la Gerencia General de Lan Airlines S.A., liderando los negocios de pasajeros y carga y reportando al señor Enrique Cueto, Vicepresidente Ejecutivo de la compañía.

- Armando Valdivieso asumió la Gerencia General de Pasajeros, encabezando la estructura de este negocio y reportando directamente al señor Ignacio Cueto.

- Cristián Ureta asumió la Gerencia General de Lan Cargo S.A., teniendo bajo su responsabilidad el negocio de carga y reportando directamente al señor Ignacio Cueto.

- La señora Susana Tonda, que hasta el 30 de diciembre de 2005 se desempeñaba como Vicepresidenta de Soporte y Tecnología, ha renunciado a su cargo. El cargo que la señora Susana Tonda desempeñaba no será reemplazado, siendo sus responsabilidades asumidas internamente.

Finalmente, cabe destacar que la representación legal de la compañía continúa siendo ejercida por Alejandro de la Fuente, Vicepresidente de Finanzas Corporativo de Lan Airlines S.A., tal como se informó a la Superintendencia de Valores y Seguros con fecha 1 de junio de 2005.

Análisis razonado

Análisis comparativo y explicación de las principales tendencias.

1.	Balance General

Al cierre del ejercicio 2006, los activos totales de la Sociedad presentan un aumento de MUS$ 743.262 con respecto al mismo ejercicio anterior, lo que en términos porcentuales equivale a un 39,3%.

El Activo circulante de la sociedad aumenta en MUS$ 114.356 (24,4%) respecto al año anterior, pudiendo observarse las principales variaciones positivas en los rubros Disponible, Depósitos a plazo y Valores negociables (42,5%), Deudores por ventas (26,6%), Documentos y cuentas por cobrar empresas relacionadas (128,3%), Existencias (17,3%) e Impuestos por recuperar (70,6%). En relación a las disminuciones, se puede mencionar que el rubro que más influye, principalmente, son Deudores varios (12,6%).

El índice de liquidez de la Sociedad muestra una disminución de un 7,8% pasando de 0,76 veces en el año 2005 a 0,70 veces en el año 2006. Los Pasivos circulantes crecieron un 34,9% mientras el Activo circulante sólo lo hizo en un 24,4%. Sin embargo, el índice que muestra la razón ácida presenta una variación positiva (5,6%) pasando de 0,19 veces en el año 2005 a 0,21 veces en el año 2006.

El Activo fijo, que asciende a MUS$ 1.214.066, presenta un aumento neto de 57,0% respecto al mismo período del año anterior, cuyo valor era de MUS$ 773.382. Esta variación se explica, principalmente, por el efecto neto entre los rubros Otros activos fijos y Maquinarias y equipos, producto de la incorporación de cuatro aeronaves A319, de cuatro aeronaves B-767, para el transporte de pasajeros, de nueve motores de repuesto flota B-737, dos motores de repuesto flota A320 y Unidades rotables para soportar la operación de la flota, por la adquisición de equipamiento computacional, equipos de apoyo terrestre, herramientas y otros; y el aumento en la Depreciación acumulada dado por la depreciación del ejercicio.

El rubro Otros activos aumenta de MUS$ 647.959 en el año 2005 a MUS$ 836.181 en el año 2006, lo cual representa un incremento del 29,0%. Las principales variaciones están explicadas por el incremento en los rubros de Inversión en empresas relacionadas (51,3%) y Documentos y cuentas por cobrar empresas relacionadas (65,7%). En relación a las disminuciones, se puede mencionar que el rubro que más influye es Otros (16,5%), dado principalmente por recuperos de anticipos de aviones, por la flota recepcionada y los traspasos al corto plazo de los anticipos por recuperar.

El Pasivo circulante de la Sociedad aumenta en MUS$ 216.999 (34,9%) con lo que cierra el ejercicio 2006 en MUS$ 837.942. La variación se explica, principalmente, por los aumentos en los rubros de Obligaciones con bancos e instituciones financieras de largo plazo - porción corto plazo (137,9%), Dividendos por pagar (93,7%), Documentos y cuentas por pagar empresas relacionadas (49,3%), Ingresos percibidos por adelantado (43,5%) y Provisiones (27,7%).

El indicador de endeudamiento de corto plazo de la Sociedad aumenta en un 8,3% pasando de 1,24 veces en el año 2005 a 1,34 veces en el año 2006 y su participación sobre la deuda total disminuyó en un 6,7%, pasando de 44,7% en el año 2005 a 41,7% en el año 2006.

El Pasivo a largo plazo presenta un aumento de MUS$ 402.656 (52,5%), con lo que cierra el ejercicio 2006 en MUS$ 1.169.529. Esta variación se explica, principalmente por el aumento en el rubro Obligaciones con bancos e instituciones financieras de largo plazo (152,2%), producto de la obtención de financiamiento para la compra de aeronaves. Las principales disminuciones están dadas por los rubros Provisiones largo plazo (58,6%), Otros pasivos a largo plazo (16,8%) y Documentos y cuentas por pagar empresas relacionadas (100,0%).

Al cierre del ejercicio 2006, el 96,0% de las Obligaciones con bancos e instituciones financieras que presenta la Sociedad, están afectas a tasas de interés fijas, considerando los contratos futuro en esta materia.

El indicador de endeudamiento de largo plazo de la Sociedad, aumenta en un 22,4% pasando de 1,53 veces en el año 2005 a 1,87 veces en el año 2006, y su participación sobre la deuda total aumentó en un 5,4%, pasando de 55,3% en el año 2005 a un 58,3% en el año 2006.

Se puede observar que la Sociedad no presenta deuda bancaria de corto plazo.

El indicador de endeudamiento total sobre el patrimonio de la Sociedad aumenta en un 16,1% pasando de 2,76 veces en el año 2005 a 3,21 veces en el año 2006.

La variación del Patrimonio se explica por los resultados obtenidos durante el ejercicio 2006, por la distribución de dividendos definitivos con cargo a resultados del año 2005 y por la distribución de dividendos provisorios.

2. Estado de Resultados Individual

La utilidad neta al 31 de Diciembre de 2006 alcanza a MUS$ 241.300, lo que representa una variación de MUS$ 94.699, equivalentes a un 64,6% con respecto al ejercicio del año anterior. El significativo aumento en los niveles de rentabilidad es gracias a un modelo de negocios distintivo, una operación eficiente y una sólida posición financiera. El resultado operacional alcanza a MUS$ 202.206 que comparado con el ejercicio del año anterior registró un aumento de 58,5%, equivalentes a MUS$ 74.649. Por otra parte, el resultado no operacional mostró una mejora de MUS$ 30.278 en el ejercicio 2006 en relación con el resultado positivo de MUS$ 44.055 del ejercicio anterior.

Los ingresos de explotación aumentaron un 8,7% con respecto al ejercicio anterior, alcanzando a MUS$ 1.930.196. Esta alza se debe al aumento de 1,0% en los ingresos de pasajeros, de 11,4% en los ingresos de carga y a un crecimiento de 37,6% en el rubro otros ingresos.

Los ingresos de carga aumentan en 11,4% lo que equivale a MUS$ 71.015. Este aumento se debe, principalmente, a mejores tarifas como también a un aumento en las toneladas vendidas que reflejan una mejora global del mercado. Los principales orígenes que marcaron diferencias por el aumento en sus ingresos son los mercados exportadores de Estados Unidos, Brasil y Ecuador. Adicionalmente, los yields aumentaron producto del traspaso a tarifa de venta del alza en el precio de los combustibles.

Finalmente, el ítem otros ingresos se incrementa en MUS$ 73.555 equivalentes a 37,6% de variación, producto, principalmente, de un aumento en el arriendo de aviones a otras compañías del grupo.

Los costos operativos, que corresponden a los costos de explotación más los gastos de administración y ventas, ascienden en el ejercicio 2006 a MUS$ 1.727.990 lo que comparado con el ejercicio del año anterior, representa un aumento de MUS$ 79.363 equivalentes a un 4,8%. La variación de los principales conceptos se explica de la siguiente manera:

a) El gasto en combustible aumenta en MUS$ 21.834 lo que equivale a un 5,3% de incremento con respecto al ejercicio del año anterior. Este mayor costo se explica, principalmente, por el alza del precio internacional del combustible.

b) Las comisiones reflejan un aumento de MUS$ 38.642 equivalentes a un 14,3% de variación. Este aumento se debe, principalmente, al aumento en el tráfico de carga.

c) Los costos de remuneraciones aumentan un 16,3% lo que equivale a MUS$ 34.805. Este aumento se explica, principalmente, por un menor tipo de cambio sobre las remuneraciones denominadas en moneda local y a un aumento por bonos de desempeño.

d) El costo de arriendo de aviones aumenta en MUS$ 5.626 lo que representa un 5,4% de variación.

e) Los gastos de aterrizaje y otras rentas aumentan en MUS$ 23.435 lo que representa un 8,4% de variación con respecto al año 2005, este efecto se explica, principalmente, por el mayor gasto en compras de espacio, y con el aumento en los costos de handling debido a una mayor operación.

f ) El item mantenimiento presenta mayores costos por MUS$6.793 lo que representa un 6,1% de variación.

g) Los gastos de depreciación y amortización aumentaron en un 47,8%, lo que equivale a MUS$ 27.478, esto debido a la incorporación de cuatro aviones a la flota B767 y cuatro a la flota A319, así como también por el cambio de criterio en la contabilización de los costos de mantenimiento de fuselaje y motores de aviones propios.

El resultado no operacional registró una utilidad neta de MUS$ 74.333 que comparada con la utilidad neta del ejercicio anterior de MUS$ 44.055 significa mayores ingresos por MUS$ 30.278.

Este incremento se origina por efectos compensados. Por una parte, por el aumento de MUS$ 84.282 en el ítem utilidad inversión en empresas relacionadas, y compensados por el aumento de MUS$ 10.022 en la pérdida de inversión en empresas relacionadas, el aumento en los gastos financieros en un 60,1% equivalente a MUS$ 19.246, el incremento de los otros egresos fuera de la explotación en MUS$ 15.345 y la disminución de los otros ingresos fuera de la explotación en MUS$ 13.293. Esta disminución en los otros ingresos fuera de la explotación se origina por efectos compensados, por una parte existe un aumento en MUS$ 24.359 producto del efecto en el cambio de criterio en la contabilización de los costos de mantenimiento de fuselaje y motores de aviones propios, compensadocon la disminución de MUS$ 37.004 del efecto del hedge de combustible.

3. Análisis y explicación flujo neto originado por las actividades de operación, inversión y financiamiento.

El Flujo de operación de la Sociedad, presenta un aumento de MUS$ 170.993, respecto al ejercicio anterior, debido principalmente, al efecto neto entre los mayores ingresos por recaudación de Deudores por venta (34,2%) y los mayores Pagos a proveedores y personal (24,7%). Los Otros ingresos percibidos disminuyeron (63,7%) debido a menores ingresos recibidos por concepto de hedge de combustible, producto del aumento en el precio del combustible, por sobre el precio protegido, lo que provocó que el diferencial entre ambos, fuese favorable a la Sociedad, pero menor al del mismo período del año anterior; a estos menores ingresos se deben agregar los gastos pagados por este mismo concepto durante el ejercicio 2006, lo que explica el aumento de los Otros gastos pagados. Han tenido, también, un efecto importante sobre este flujo el aumento de los Intereses pagados (79,5%).

El Flujo de financiamiento, presenta un aumento de MUS$ 276.708 respecto al ejercicio anterior, debido principalmente a la obtención de financiamiento a través de préstamos de instituciones financieras mayor en MUS$ 496.815, que se ve compensado por el mayor pago de dividendos por MUS$ 41.462 y el mayor Pago de préstamos por MUS$ 179.736, efectuados por la Sociedad.

El Flujo de inversión, presenta una variación negativa de MUS$ 241.361 con respecto al ejercicio anterior; esta variación se explica principalmente por el aumento en la Incorporación de activos fijos de MUS$ 282.297, producto, en su mayor parte, de la compra de cuatro aeronaves de la flota B-767 y cuatro aeronaves de la flota Airbus A319, y por la disminución de las ventas de otras inversiones en MUS$ 50.937, lo cual se ve parcialmente compensado con la disminución de Inversiones en instrumentos financieros por MUS$ 38.978.

Finalmente, el flujo neto de la Sociedad generado durante el ejercicio 2006, presenta una variación positiva de MUS$ 206.340 respecto al ejercicio anterior. El saldo negativo del flujo de inversión ha sido cubierto totalmente por los flujos de operación y financiamiento del ejercicio 2006

4. Análisis de riesgo de mercado

Concentración de riesgo crediticio

Las cuentas por cobrar de la Sociedad provienen en un alto porcentaje de las ventas de pasajes aéreos, servicios de carga a personas y diversas empresas comerciales que están económica y geográficamente dispersas, siendo generalmente de corto plazo. Conforme a ello, la Sociedad no estima que esté expuesta a una concentración importante de riesgo crediticio.

Instrumentos financieros : Administración del riesgo de precio del combustible

La variación en los precios del combustible depende en forma importante de la oferta y demanda de petróleo en el mundo, de las decisiones tomadas por la OPEP, de la capacidad de refinamiento a nivel mundial, de los niveles de inventario mantenidos, de factores como el clima y de factores políticos. Para disminuir el riesgo de variaciones en los precios a que podría estar expuesta la Sociedad, se han suscrito contratos de cobertura de combustible, con diferentes instituciones financieras, por una parte del consumo total de combustible estimado que tendrá la Sociedad para el año 2006. Los tipos de contratos suscritos son (a) el de Swap, que permite fijar el precio, (b) el de opciones Call, que permite limitar el alza del precio y (c) el de bandas de precio, que permiten fijar un precio máximo y un precio mínimo. En el caso del contrato swap cuando el precio de mercado supera el nivel fijado, la Sociedad recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible que estipula cada contrato. A la inversa, si el precio de mercado está por debajo del precio fijado, es la Sociedad quien debe proceder a pagar la diferencia de precios establecida. No existen costos asociados al contrato swap. En el caso de la compra de una opción Call cuando el precio de mercado supera el nivel fijado, la Sociedad recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible estipulada en el contrato. Si el precio de mercado está por debajo del precio fijado, la Sociedad no ejerce la opción. En el caso de un contrato de bandas de precio, si el precio de mercado está por encima del precio máximo, la Sociedad recibe el diferencial que se produce entre el precio de mercado y el precio máximo multiplicado por la cantidad de galones de combustible estipulada en cada contrato. Si el precio de mercado está por debajo del precio mínimo, es la Sociedad quien debe proceder a pagar la diferencia de precios establecida. Si el precio de mercado está entre los precios máximos y mínimos fijados, la Sociedad no recibe ni paga.

Por estos contratos, durante el ejercicio 2006, la Sociedad reconoció como pérdida neta MUS$ 5.536 Las pérdidas o ganancias producidas por estos contratos se reconocen como componente del Resultado no operacional.

Instrumentos financieros : Administración del riesgo de tasa de interés.

Con el fin de disminuir el riesgo de una eventual alza en los tipos de interés la Sociedad, suscribió contratos de Swap de tasa de interés durante el primer semestre 2001. Además durante el segundo semestre del año 2003, todo el año 2004 y 2005, la Sociedad ha suscrito contratos de opción Call. Junto con lo anterior, la deuda adquirida durante el año 2006 fue tomada principalmente a tasa fija directamente con el banco acreedor. Adicionalmente, se fijaron anticipadamente la tasa de interés para el financiamiento de 24 aviones Airbus con entrega en el 2007 y 2008 y 8 Boeing 767-300 que se entregarán entre el año 2007 y el año 2008. Para mayor detalle de estas operaciones, ver nota 25 (de contingencias y restricciones). El objetivo que esto persigue es tener una porción de la deuda con (i) tasa fija (como es el caso de los swap) y (ii) otra porción con tasa variable pero limitado a un máximo (como es el caso de las Call). Junto con (iii) limitar la exposición a la tasa de interés en futuros financiamientos. De ésta manera la Sociedad disminuye de manera importante el riesgo del alza de las tasas de interés. Con relación a dichos contratos, la Sociedad (i) paga , recibe, o (ii) solamente recibe dependiendo del caso, la diferencia entre la tasa fija acordada y la tasa flotante calculada sobre el capital insoluto de cada contrato. Por estos contratos, la Sociedad reconoció en el resultado acumulado del período, una pérdida de MUS$ 2.746 Las pérdidas y ganancias por swap de tasa de interés junto con las primas y las ganancias de las Call de tasas de interés se reconocen como un componente del gasto financiero sobre la base de la amortización del préstamo cubierto. Al 31 de Diciembre 2006, el valor de mercado de los contratos swap, call y fijación anticipada de tasas de interés vigentes es de MUS$ 21.731 (negativo) Al 31 de diciembre, aproximadamente un 97% de la deuda está fijada con alguno de los instrumentos anteriormente nombrados.

Efectos de las Fluctuaciones en los Tipos de Cambio

La moneda funcional utilizada por la Sociedad es el dólar estadounidense en términos de fijación de precios de sus productos, de composición de su balance y de efectos sobre los resultados de las operaciones. Vende la mayor parte de sus servicios en dólares estadounidenses o en precios equivalentes al dólar estadounidense, y gran parte de sus gastos están denominados en dólares estadounidenses o equivalentes al dólar estadounidense, en particular costos de combustible, tarifas de vuelo y aterrizaje, arriendo de aeronaves, seguros, y componentes y accesorios para aeronaves. Del total del pasivo, aproximadamente un 95%, incluyendo obligaciones con bancos, pasivos de tráfico aéreo, y algunas cuentas por pagar de proveedores, está expresado en dólares estadounidenses. Por otra parte, aproximadamente un 93% de sus activos, principalmente Efectivo y equivalentes de efectivo, Activo fijo, Cuentas por cobrar e Inversiones también están expresados en dólares estadounidenses.

Aunque generalmente mantiene sus tarifas y precios de carga, en dólares estadounidenses o en precios equivalentes al dólar estadounidense, la Sociedad está expuesta a pérdidas y ganancias por moneda extranjera, debido a las fluctuaciones en los tipos de cambio.

En lo que va del 2006, la Sociedad registró una utilidad neta por estos conceptos de MUS$ 6.284, la que se presenta en el Estado de resultados bajo el rubro Resultados fuera de la explotación.

5. Ambiente Económico Chileno

Con el objetivo de analizar el ambiente económico en el cual está inserta la Sociedad, a continuación se explica brevemente la situación y evolución de las principales economías que la afectan, tanto del ámbito nacional como regional y mundial.

La economía mundial continúa evolucionando favorablemente, principalmente con un crecimiento en la producción y el comercio, esperando un crecimiento cercano al 5,2% para el año 2006 (aproximadamente 5,5% para el año 2007), a pesar de los desequilibrios acumulados en los mercados y en los precios del crudo.

En Europa los indicadores siguen mostrando una recuperación moderada de la economía. Las expectativas sitúan el crecimiento cercano al 2,5% para el 2006 (aproximadamente 2,2% para el año 2007). Los principales factores de recuperación de la economía europea es la mejora en el mercado del trabajo y la disminución del precio de las materias primas, además del dinamismo que experimenta el mercado asiático.

Estados Unidos ha experimentado un cierto debilitamiento, como consecuencia de la disminución del consumo privado, el menor ritmo en la creación de empleos, la reducción en la inversión y el retroceso experimentado en el sector inmobiliario. Esta situación se mantendrá durante el 2007, repercutiendo así en un menor crecimiento mundial. Para el 2006 se espera un crecimiento del 3,3% (2,6% en el año 2007).

En cuanto a la región, se espera que la economía tenga un crecimiento cercano al 4,4% durante el 2007, siendo ligeramente inferior al año 2006 (4,9%). Es importante mencionar el despertar económico experimentado durante el 2006 por Brasil y México, que habrían dejado atrás el letargo del año anterior, obteniendo crecimientos cercanos al 3,3% y el 4,6%, respectivamente. De esta forma se anularía el efecto de desaceleración provocado por Argentina y Venezuela.

La economía chilena ha mostrado una desaceleración, provocada por la industria en general, sin embargo se le proyecta un crecimiento del orden del 5,3% para el presente año, ligeramente superior al año anterior (4,3%). Las perspectivas inflacionarias se mantienen controladas y existe un importante superávit fiscal, por lo cual se espera que para el 2007 la economía retome su nivel de crecimiento.

Bajo este entorno económico, la industria aeronáutica tanto nacional como internacional ha experimentado una evolución positiva. En este escenario, el modelo de negocios implementado por la compañía ha permitido mantener un contínuo crecimiento logrando un importante resultado tanto para el último trimestre del 2006, como para el ejercicio completo del mismo año.

6. Indices financieros

a) Se presentan a continuación los principales índices financieros del Balance General Individual:

	31-12-2006	30- 09 -2006	31-12-2005	30- 09 -2005

- Indices de Liquidez

Liquidez corriente (veces)
(Activo circulante /pasivo circulante)	0,70	0,75	0,76	0,91

Razón ácida (veces)
(Fondos disponibles /pasivo circulante)	0,21	0,13	0,19	0,19

- Indices de Endeudamiento

Razón de endeudamiento (veces)
(Pasivo circulante + Pasivo largo plazo /Patrimonio)	3,21	2,86	2,76	2,69
Deuda corto plazo / Deuda total (%)	41,74	36,86	44,74	47,18
Deuda largo plazo / Deuda total (%)	58,26	63,14	55,26	52,82
Cobertura gastos financieros
(R.A.I.I. / gastos financieros)	9,53	8,82	11,12	9,84

- Indices de Actividad

Total de activos	2.633.791	2.315.666	1.890.529	1.798.329
Inversiones	536.451	424.837	152.413	148.339
Enajenaciones	6.313	6.283	1.505	584
Rotación de inventario
(Costo venta / Inventario promedio)	27,58	19,17	30,52	22,15
Permanencia de inventarios
(Inventario promedio / costo venta * 360 )	13,06	18,78	11,79	16,25

- Indices de Rentabilidad

Rentabilidad del patrimonio
(Utilidad neta /Patrimonio promedio)	0,43	0,27	0,31	0,21

Rentabilidad del activo
(Utilidad neta / activos promedio)	0,11	0,07	0,08	0,06

Rendimiento activos operacionales
(Resultado operacional / Activos operacionales promedio)	0,11	0,08	0,08	0,06

Considerando activos operacionales al total de activo menos impuesto diferido, cuentas corrientes del personal, inversiones permanentes y temporales y mayor y menor valor de inversión.

Utilidad por acción
(Utilidad del ejercicio / n° acciones suscritas y pagadas)	0,76	0,46	0,46	0,30

Retorno de dividendos	0,02	0,03	0,02	0,04
(Dividendos pagados / precio de mercado)

b) Se presentan a continuación los principales índices financieros del Estado de Resultados Individual:

	31-12-2006	30- 09 -2006	31-12-2005	30- 09 -2005

- Indices De Resultados

Ingresos de explotación	1.930.196	1.399.657	1.776.184	1.295.858
Carga	694.233	505.380	623.218	457.581
Pasajeros	966.743	707.278	957.301	694.107
Otros	269.220	186.999	195.665	144.170

Costos de Explotación y Gastos de administración	1.727.990	1.254.224	1.648.627	1.214.928
Combustibles	430.389	328.951	408.555	291.547
Comisiones	308.230	233.939	269.588	198.854
Gastos de aterrizaje y otras rentas	303.906	209.320	280.471	213.232
Remuneraciones	248.890	176.707	214.085	153.778
Mantención aviones	118.283	78.511	111.490	86.364
Arriendo aviones	109.475	81.336	103.849	77.330
Depreciación y amortización	85.011	63.059	57.533	43.726
Otros gastos de operación	80.417	50.377	160.127	117.873
Servicios pasajeros	43.389	32.024	42.929	32.224

Resultado operacional	202.206	145.433	127.557	80.930

Gastos financieros	32.419	22.926	16.966	12.471

Resultado no operacional	74.333	33.902	44.055	29.307

R.A.I.I.D.A .I.E.	393.974	262.671	242.134	162.721

Utilidad (pérdida) después de impuestos	241.300	147.652	146.601	96.722

Consolidated Financial Statements

Contents

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements

Ch$	Chilean Pesos
US$	United States dollars
ThUS$	Thousands of United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month's inflation rate

LAN AIRLINES S.A. AND SUBSIDIARIES

Management’s Report on Internal Control over Financial Reporting

The management of LAN Airlines S.A. (“LAN Airlines” or the “Company”), including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15 (f) and 15d-15 (f) under the Securities Exchange Act of 1934, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

LAN Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LAN Airlines’ management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

By	Enrique Cueto Plaza
Chief Executive Officer

Alejandro de la Fuente Goic Chief Financial Officer

March 14, 2007

LAN AIRLINES S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LAN Airlines S.A.

We have completed an integrated audit of LAN Airlines S.A.´s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of LAN Airlines S.A. and its subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

As discussed in Note 3, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Santiago, Chile
March 14, 2007.

LAN AIRLINES S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2006	2005
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	9,565	11,733
Time deposits	148,977	34,519
Marketable securities (Note 4)	60,069	112,983
Trade accounts receivable and other, net (Note 5)	356,512	310,068
Notes and accounts receivable from related companies (Note 15)	4,765	899
Inventories (Note 6)	46,827	37,283
Prepaid and recoverable taxes	34,048	24,307
Prepaid expenses (Note 7)	26,786	24,278
Deferred income tax assets (Note 14)	6,435	7,670
Other current assets (Note 8)	12,324	13,321
Total current assets	706,308	577,061

PROPERTY AND EQUIPMENT (net) (Note 9)	1,876,027	1,252,270

OTHER ASSETS
Investments in related companies (Note 10)	1,845	1,649
Goodwill (Note 10)	43,469	44,751
Notes and accounts receivable from related companies (Note 15)	51	10,252
Long-term accounts receivable (Note 5)	28,915	9,756
Advances for purchases of aircraft and other deposits (Note 11)	237,853	223,288
Other (Note 12)	34,321	24,592
Total other assets	346,454	314,288
Total assets	2,928,789	2,143,619

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2006	2005
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from
financial institutions	8,996	11,666
Current portion of long-term loans from
financial institutions (Note 16)	89,883	53,104
Current portion of long-term leasing obligations (Note 18)	43,070	33,870
Securitization obligation (Note 17)	11,970	11,817
Dividends payable	67,789	35,000
Accounts payable	260,947	235,988
Notes and accounts payable to related companies (Note 15)	301	327
Air traffic liability and other unearned income	265,307	175,580
Other current liabilities (Note 13)	128,020	124,899
Total current liabilities	876,283	682,251

LONG-TERM LIABILITIES
Loans from financial institutions (Note 16)	1,031,082	521,974
Securitization obligation (Note 17)	19,578	31,549
Other creditors	22,004	27,755
Provisions (Note 13)	45,892	117,277
Obligations under capital leases (Note 18)	176,433	161,151
Deferred income tax liabilities (Note 14)	126,886	95,576

Total long-term liabilities	1,421,875	955,282

MINORITY INTEREST	4,311	3,373

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Note 19)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	489,397	365,790
Total shareholders’ equity	626,320	502,713
Total liabilities and shareholders’ equity	2,928,789	2,143,619

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Consolidated Statements of Income

	For the years ended
	December 31,
	2006	2005	2004
	(In thousands of US$)
REVENUES
Passenger	1,813,373	1,460,584	1,169,049
Cargo	1,072,730	910,453	799,656
Other (Note 20)	147,857	135,316	124,240
Total operating revenues (Note 25)	3,033,960	2,506,353	2,092,945

EXPENSES
Wages and benefits (Note 21)	(442,967)	(371,596)	(292,823)
Aircraft fuel	(763,951)	(642,696)	(414,539)
Commissions to agents	(403,899)	(345,387)	(291,693)
Depreciation and amortization	(122,802)	(80,456)	(77,443)
Passenger services	(56,077)	(53,176)	(44,992)
Aircraft rentals	(157,681)	(148,202)	(132,425)
Aircraft maintenance	(117,206)	(132,198)	(120,818)
Other rentals and landing fees	(336,821)	(301,544)	(287,842)
Other operating expenses	(329,934)	(289,462)	(258,270)
Total operating expenses	(2,731,338)	(2,364,717)	(1,920,845)

Operating income	302,622	141,636	172,100

OTHER INCOME AND EXPENSES
Interest income	7,897	12,426	10,830
Interest expense	(60,739)	(39,191)	(36,459)
Other income - net (Note 22)	37,113	58,234	45,162
Total other income (expense)	(15,729)	31,469	19,533

Income before minority interest	286,893	173,105	191,633
Minority interest	1,244	1,754	212
Income before income taxes	288,137	174,859	191,845
Income taxes (Note 14)	(46,837)	(28,258)	(28,293)

NET INCOME	241,300	146,601	163,552

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	2,951,595	2,213,947	1,989,671
Interest income	6,358	11,679	9,596
Other income received	24,936	65,139	54,171
Payments to suppliers and personnel	(2,371,090)	(1,938,117)	(1,638,208)
Interest paid	(60,107)	(36,630)	(37,117)
Income tax paid	(14,581)	(1,782)	(194)
Other expenses paid	(11,592)	(1,724)	(1,806)
Value-added tax and similar payments	(35,265)	(35,575)	(29,360)

Net cash provided by operating activities	490,254	276,937	346,753

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	821,324	268,501	2,817
Dividend payments	(84,910)	(43,536)	(81,577)
Loans repaid	(223,415)	(35,481)	(43,725)
Other	(9,282)	(11,596)	(12,283)

Net cash provided by (used in) financing activities	503,717	177,888	(134,768)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(920,429)	(592,410)	(126,911)
Proceeds from sales of property and equipmen	7,620	1,694	2,098
Sale of financial instruments and other investments	28,057	77,981	51,725
Other investments	(2,238)	(5,624)	(939)
Investments in financial instruments	-	(38,978)	(76,800)
Other	(18,756)	(3,085)	(2,042)
Net cash used in investing activities	(905,746)	(560,422)	(152,869)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	88,225	(105,597)	59,116
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	111,271	216,868	157,752
CASH AND CASH EQUIVALENTS AT END OF YEAR	199,496	111,271	216,868

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Reconciliation of Net Income to Net Cash

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
NET INCOME FOR THE YEAR	241,300	146,601	163,552

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	120,810	73,969	68,132
Gain on sales of investments	29	-	422
Gain on sales and retirements of property and equipment	(1,133)	(1,511)	(1,289)
Proportional share of results of equity method investments	(598)	(583)	249
Amortization of goodwill	3,318	3,216	3,134
Minority interest	(1,244)	(1,754)	(212)
Write-offs and provisions	20,902	10,827	13,671
Foreign exchange gains	(5,675)	(6,270)	(2,437)
Other	(56,445)	106	(257)

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable - trade	(47,099)	(26,083)	103,262
(Increase) decrease in inventories	(9,175)	(9,526)	(8,967)
(Increase) decrease in other assets	36,640	(29,649)	(603)
(Decrease) increase in accounts payable	160,734	99,843	(11,083)
(Decrease) increase in other liabilities	27,890	17,751	19,179
Net cash provided by operating activities	490,254	276,937	346,753

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

AT DECEMBER 31, 2006

Note 1 - The Company

LAN Airlines S.A., formerly LAN Chile S.A., (“LAN” or the “Company”) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America, together with its code-share arrangements and affiliated airlines. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, 11 destinations in Peru, 9 destinations in Argentina, 2 in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe and 4 in the South Pacific. LAN has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Korean Air, Lufthansa Cargo, Mexicana, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is a Chilean corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission.

Note 2 - Summary Of Accounting Policies

a) Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the Superintendency for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

180

Nota 14. Otros (Activos)

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$
a) Depósitos en garantía :

Depósitos en garantía (aeronaves)	7.370	7.380
Otros	45	79
Subtotal	7.415	7.459

b) Otros activos de largo plazo :

Anticipos aviones (1)	155.260	202.834
Resultado no realizado por contratos a futuro (2)	26.828	16.066
Otros	3.276	4.475
Subtotal	185.364	223.375
Total	192.779	230.834

(1) Corresponden, principalmente, a anticipos por compra de aeronaves. De acuerdo con las condiciones pactadas estos importes serán recuperados al momento de la recepción de las aeronaves. Los valores de corto plazo, se incluyen en rubro Deudores varios, según se indica en Nota 5 c).

(2) Corresponde a contratos de cobertura de tasas de interés.

Nota 15. Obligaciones con bancos e instituciones financieras a corto plazo

Largo plazo con vencimiento dentro de un año

		Tipos de Monedas e Indice de Reajuste
		Dólares		Otras monedas extranjeras		Totales
		2006	2005	2006	2005	2006	2005
Rut	Banco o Institución Financiera	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Extranjera	Calyon	16.951	16.247	-	-	16.951	16.247
Extranjera	Private Export Funding	30.898	10.995	-	-	30.898	10.995
Corporation
Extranjera	ING	10.325	3.452	-	-	10.325	3.452
Extranjera	BNP Paribas	14.843	-	-	-	14.843	-
	Totales	73.017	30.694	-	-	73.017	30.694
	Monto capital adeudado	67.070	27.964	-	-	67.070	27.964
	Tasa int prom anual	5,2370%	L+1,0767%	-	-	-	-

Porcentaje obligaciones moneda extranjera (%)			100,0000
Porcentaje obligaciones moneda nacional (%)			-

181

Nota 16. Obligaciones con bancos e instituciones financieras largo plazo

											Fecha cierre
											período
									Fecha cierre período actual		anterior
									Total largo		Total largo
									plazo al		plazo al
									cierre	Tasa de	cierre
			Años de vencimiento						de los	interés	de los
	Banco o	Moneda	Más de 1	Más de 2	Más de 3	Más de 5			Estados	anual	Estados
	Institución	Indice de	hasta 2	hasta 3	hasta 5	hasta 10	Más de 10 años		Financieros	promedio	Financieros
RUT	Financiera	Reajuste	MUS$	MUS$	MUS$	MUS$	MUS$	Plazo	MUS$	MUS$	MUS$

Extranjera	Calyon	Dólares	15.900	16.455	34.619	68.935	26.557	12	162.466	L+ 0,9681%	172.885
Extranjera	Private	Dólares	29.723	31.130	66.669	195.858	66.824	12	390.204	4,5882%	142.698
	Export
	Funding
	Corporation
Extranjera	ING	Dólares	9.773	10.300	22.230	37.427	9.001	12	88.731	5,3589%	22.728
Extranjera	BNP Paribas	Dólares	14.820	15.657	34.082	103.711	43.679	12	211.949	5,5190%	-
Totales			70.216	73.542	157.600	405.931	146.061		853.350		338.311

Porcentaje obligaciones moneda extranjera (%)			100,0000
Porcentaje obligaciones moneda nacional (%)			-

Nota 17. Provisiones y castigos

a) Provisiones

La composición de este rubro, que se encuentra valorizado según se indica en Nota 2 p), es la siguiente:

	Corto plazo		Largo plazo
	2006	2005	2006	2005
	MUS$	MUS$	MUS$	MUS$

Patrimonio negativo filiales	29.648	16.266	-	-
Mantención aeronaves y motores	27.564	27.029	28.533	83.126
Premios LAN Pass	8.537	6.872	-	-
Vacaciones	6.057	6.213	4.060	4.461
Otros	275	47	6.533	6.846
Total	72.081	56.427	39.126	94.433

b) Castigos

Los castigos efectuados al 31 de diciembre de 2006 y 2005, son los siguientes:

	2006	2005
	MUS$	MUS$

Deudores incobrables	1.191	3.620
Obsolescencia de repuestos y rotables	751	2.121

Total	1.942	5.741

Ambos castigos se efectuaron con cargo a provisiones.

182

Nota 18. Otros pasivos a largo plazo

El detalle de los Otros pasivos a largo plazo es el siguiente:

	2006	2005
	MUS$	MUS$

Obligaciones por leasing (1)	128.141	161.151
Contratos a futuro	19.686	8.112
Anticipo cobranzas ventas U.S.A. (2)	19.578	31.549
Otros	1.783	2.604
Total	169.188	203.416

(1) La porción de corto plazo ascendente a MUS$ 35.864 ( MUS$ 33.861 en 2005), se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

(2) Con fecha 30 de marzo de 1999, LAN Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 60.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país. La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2001 y 2006, con un costo financiero de 6,82% anual.

Al 31 de marzo de 2006 se encuentran totalmente cancelados los compromisos adquiridos por la negociación descrita anteriormente con Pelican Finance Ltd.

Con fecha 22 de agosto de 2002, LAN Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 40.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país. La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2006 y 2009, con un costo financiero de 6,96% anual.

Los desembolsos por el contrato anteriormente descrito se encuentran reflejados en el ítem Otros desembolsos por financiamiento, en el Estado de Flujos de Efectivo (Nota 23).

Respecto del Estado de resultados, los intereses devengados se encuentran reflejados bajo el rubro Gastos financieros, presentados dentro del resultado fuera de la explotación.

La porción de corto plazo ascendente a MUS$ 11.970 ( MUS$ 11.817 en 2005) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

Nota 19. Cambios en el patrimonio

a) Dividendos

En Sesión Ordinaria de Directorio celebrada el 26 de diciembre de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,21256 por acción con cargo a los resultados del ejercicio 2006. Al 31 de diciembre de 2006, este monto se presentó en el rubro Dividendos por pagar.

En Sesión Ordinaria de Directorio celebrada el 24 de julio de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,15071 por acción con cargo a los resultados del ejercicio 2006.

En Junta Ordinaria de Accionistas celebrada el 28 de abril de 2006, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2005, de US$ 0,22983 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto 2005 y enero 2006 de US$ 0,11430 por acción y de US$ 0,10975 por acción spectivamente, quedando por pagar US$ 0,00578 por acción, los cuales se cancelaron durante el mes de mayo 2006.

183

En Sesión Ordinaria de Directorio celebrada el 31 de enero de 2006, se acordó el reparto de un dividendo provisorio de US$ 0,10975 por acción con cargo a los resultados del ejercicio 2005, los cuales se cancelaron durante marzo 2006. Al 31 de diciembre de 2005, este monto se presentó en el rubro Dividendos por pagar.

En Sesión Ordinaria de Directorio celebrada el 2 de agosto de 2005, se acordó el reparto de un dividendo provisorio de US$ 0,11430 por acción con cargo a los resultados del ejercicio 2005.

En Junta Ordinaria de Accionistas celebrada el 29 de abril de 2005, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2004, de US$ 0,25642373 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto y diciembre 2004 de US$ 0,12475 por acción y de US$ 0,10974 por acción respectivamente, quedando por pagar US$ 0,02192745 por acción, los cuales se cancelaron durante el mes de mayo 2005.

El valor libro de la acción al cierre del ejercicio alcanza la suma de US$ 1,9639 (US$ 1,5764 al 31 de diciembre de 2005).

b) Otras reservas

El saldo de la cuenta Otras reservas, al cierre de cada ejercicio, se compone como sigue:

	2006	2005
	MUS$	MUS$

Reserva por ajuste al valor del activo fijo	2.620	2.620

Total	2.620	2.620

Esta reserva no es distribuible y sólo puede ser capitalizada.

c) Cambios en las cuentas patrimoniales

	31-12-2005
		Reserva	Sobreprecio		Reserva			Déficit
	Capital	revalorización	en venta	Otras	futuros	Resultados	Dividendos	Período de	Resultado
Rubro	pagado	Capital	de acciones	reservas	dividendos	Acumulados	Provisorios	Desarrollo	del Ejercicio

Saldo Inicial	134.303	-	-	2.620	-	208.865	(74.783)	-	163.552
Distribución resultado ejercicio anterior	-	-	-	-	-	163.552	-	-	(163.552)
Dividendo definitivo ejercicio anterior	-	-	-	-	-	(81.777)	74.783	-	-
Aumento del capital con emisión de	-	-	-	-	-	-	-	-	-
acciones de pago
Capitalización reservas y /o utilidades	-	-	-	-	-	-	-	-	-
Déficit acumulado período de desarrollo	-	-	-	-	-	-	-	-	-
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Revalorización capital propio	-	-	-	-	-	-	-	-	-
Resultado del ejercicio	-	-	-	-	-	-	-	-	146.601
Dividendos provisorios	-	-	-	-	-	-	(71.451)	-	-
Saldo Final	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601
Saldos Actualizados	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601

184

	31-12-2006
Rubro	Capital pagado	Reserva revalorización Capital	Sobreprecio en venta de acciones	Otras reservas	Reserva futuros dividendos	Resultados Acumulados	Dividendos Provisorios	Déficit Período de Desarrollo	Resultado del Ejercicio

Saldo Inicial	134.303	-	-	2.620	-	290.640	(71.451)	-	146.601
Distribución resultado ejercicio anterior	-	-	-	-	-	146.601	-	-	(146.601)
Dividendo definitivo ejercicio anterior	-	-	-	-	-	(73.294)	71.451	-	-
Aumento del capital con emisión de	-	-	-	-	-	-	-	-	-
acciones de pago
Capitalización reservas y /o utilidades	-	-	-	-	-	-	-	-	-
Déficit acumulado período de desarrollo	-	-	-	-	-	-	-	-	-
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Revalorización capital propio	-	-	-	-	-	-	-	-	-
Resultado del ejercicio	-	-	-	-	-	-	-	-	241.300
Dividendos provisorios	-	-	-	-	-	-	(115.850)	-	-
Saldo Final	134.303	-	-	2.620	-	363.974	(115.850)	-	241.300
Saldos Actualizados	-	-	-	-	-	-	-	-	-

d) Número de Acciones

Serie	Nro. acciones suscritas	Nro. acciones pagadas	Nro. acciones con derecho a voto

Unica	318.909.090	318.909.090	318.909.090

e) Capital

	Capital suscrito	Capital pagado
Serie	MUS$	MUS$

Unica	134.303	134.303

185

Nota 20. Otros ingresos y egresos fuera de la explotación

El detalle de los Otros ingresos y egresos fuera de la explotación es el siguiente:

a) Otros ingresos fuera de la explotación

	2006	2005
	MUS$	MUS$

Efecto en cambio contable descrito en Nota Nro.3	24.539	-
Hedge combustible	-	37.004
Utilidad en venta de activos fijos	1.106	1.496
Otros	642	1.080
Total	26.287	39.580

b) Otros egresos fuera de la explotación

	2006	2005
	MUS$	MUS$

Indemnización extraordinaria al personal	6.551	-
Hedge combustible	5.536	-
Provisión abatimiento flota Boeing 737 (*)	3.100	-
Otros	527	369
Total	15.714	369

(*) Ver Nota 10.

Nota 21. Corrección monetaria

		2006	2005
	Indice de reajustabilidad	MUS$	MUS$

Inversiones en empresas relacionadas	I.P.C.	162	261
Otros activos no monetarios	I.P.C.	27	39
(Pérdida) Utilidad por corrección monetaria	-	189	300

186

Nota 22. Diferencia de cambio

	Moneda	2006	2005
Rubro		MUS$	MUS$

Activos (cargos) / abonos
Disponible	Euro	328	(612)
Disponible	Real brasileño	16	(6)
Disponible	Peso argentino	99	(125)
Disponible	$ No reajustable	2.167	(10)
Disponible	Otras monedas	206	(231)
Depósitos a plazo	$ No reajustable	(2.894)	145
Depósitos a plazo	Otras monedas	34	(56)
Valores negociables	Euro	46	(118)
Valores negociables	$ No reajustable	(137)	399
Valores negociables	Otras monedas	(7)	(66)
Deudores por venta	Peso colombiano	196	64
Deudores por venta	Euro	(137)	(716)
Deudores por venta	Real brasileño	513	361
Deudores por venta	Peso argentino	48	106
Deudores por venta	Dólar australiano	(107)	(15)
Deudores por venta	$ No reajustable	1.873	3.273
Deudores por venta	Otras monedas	(1.014)	(162)
Documentos por cobrar	$ No reajustable	(430)	929
Documentos por cobrar	Otras monedas	56	359
Deudores varios	Euro	82	(58)
Deudores varios	$ No reajustable	(1.764)	(213)
Deudores varios	$ Reajustable	(46)	152
Deudores varios	Otras monedas	193	(179)
Documentos y cuentas por cobrar EE.RR.	Otras monedas	2	(258)
Impuestos por recuperar	Peso argentino	8	(21)
Impuestos por recuperar	Peso mexicano	44	80
Impuestos por recuperar	$ Reajustable	(331)	526
Impuestos por recuperar	Otras monedas	219	(358)
Gastos pagados por anticipado	$ No reajustable	(10)	44
Gastos pagados por anticipado	Otras monedas	8	(1)
Otros activos circulantes	Euro	19	(23)
Otros activos circulantes	$ No reajustable	(205)	455
Otros activos circulantes	$ Reajustable	(11)	14
Otros activos circulantes	Otras monedas	1	(1)
Inversiones empresas relacionadas	$ Reajustable	(202)	567
Inversión en otras sociedades	$ Reajustable	(59)	93
Deudores a largo plazo	$ Reajustable	(4)	121
Documentos y cuentas por cobrar EE.RR. largo plazo	$ No reajustable	(182)	-
Otros	Euro	(17)	55
Otros	$ No reajustable	(21)	(36)
Otros	Otras monedas	(1)	(11)

Total (cargos) abonos		(1.421)	4.467

Pasivos (cargos) / abonos
Cuentas por pagar	$ No reajustable	1.857	(2.191)
Cuentas por pagar	Otras monedas	(403)	235
Documentos y cuentas por pagar EE.RR.	$ No reajustable	(104)	53
Documentos y cuentas por pagar EE.RR.	Otras monedas	-	(2)
Provisiones	$ No reajustable	(344)	(191)
Provisiones	Otras monedas	12	(51)
Retenciones	Peso argentino	5	(18)
Retenciones	$ No reajustable	(86)	(731)
Retenciones	Otras monedas	(19)	(145)
Impuesto a la renta	Otras monedas	(8)	2
Ingresos percibidos por adelantado	$ No reajustable	6.886	4.042
Ingresos percibidos por adelantado	Otras monedas	(225)	866
Otros pasivos circulantes	$ No reajustable	1	(1)
Otros pasivos circulantes	Otras monedas	(4)	(2)
Provisiones largo plazo	$ No reajustable	191	(318)
Provisiones largo plazo	Otras monedas	(54)	49

Total (cargos) abonos		7.705	1.597
(Pérdida) Utilidad por diferencias de cambio		6.284	6.064

187

Nota 23. Estado de flujo de efectivo

El detalle de Otros desembolsos por financiamiento es el siguiente:

	2006	2005
	MUS$	MUS$

Securitización (1)	11.817	12.908
Total	11.817	12.908

(1) Ver Nota 18.

188

Nota 24. Contratos de derivados

Los contratos de derivados se encuentran valorizados de acuerdo a lo establecido en el Boletín Técnico Nro. 57 del Colegio de Contadores de Chile A.G., según lo descrito en Nota 2 s)

				Descripción de los contratos
		Valor del	Plazo de		Posición	Partida o transacción protegida		Valor de la	Efecto en Resultado
Tipo de	Tipo de	contrato	vencimiento	Item	Compra /		Monto	partida	Realizado	No Realizado
derivado	contrato	MUS$	o expiración	Específico	Venta	Nombre	MUS$	protegida	MUS$	MUS$

S	CCTE	52.664	II 2010	Tasa interés	C	Préstamos	52.664	24.300	(195)	(280)
S	CCTE	48.431	II 2010	Tasa interés	C	Préstamos	48.431	22.363	(171)	(247)
S	CCTE	50.934	III 2010	Tasa interés	C	Préstamos	50.934	23.859	(174)	(293)
S	CCTE	51.462	IV 2010	Tasa interés	C	Préstamos	51.462	24.761	(189)	(335)
S	CCTE	58.062	IV 2011	Tasa interés	C	Préstamos	58.062	32.932	(332)	(668)
S	CCTE	69.055	III 2012	Tasa interés	C	Préstamos	69.055	41.760	(403)	(1.074)
S	CCTE	32.874	IV 2017	Tasa interés	C	Préstamos	32.874	30.841	90	554
S	CCTE	32.874	IV 2017	Tasa interés	C	Préstamos	32.874	30.841	77	490
OE	CCTE	12.750	III 2012	Tasa interés	C	Préstamos	12.750	10.661	(38)	(78)
OE	CCTE	12.825	IV 2012	Tasa interés	C	Préstamos	12.825	11.162	(43)	(94)
OE	CCTE	11.604	IV 2012	Tasa interés	C	Préstamos	11.604	10.496	(28)	(40)
OE	CCTE	31.530	III 2014	Tasa interés	C	Préstamos	31.530	23.658	(202)	(87)
OE	CCTE	32.227	IV 2014	Tasa interés	C	Préstamos	32.227	24.331	(199)	(600)
OE	CCTE	32.182	IV 2014	Tasa interés	C	Préstamos	32.182	24.348	(193)	(563)
OE	CCTE	31.814	IV 2014	Tasa interés	C	Préstamos	31.814	24.440	(217)	(687)
OE	CCTE	30.257	IV 2015	Tasa interés	C	Arriendo Aeronaves	30.257	-	(175)	(43)
OE	CCTE	30.257	IV 2015	Tasa interés	C	Arriendo Aeronaves	30.257	-	(213)	445
OE	CCTE	24.500	III 2016	Tasa interés	C	Arriendo Aeronaves	24.500	-	(115)	(717)
OE	CCTE	24.500	IV 2016	Tasa interés	C	Arriendo Aeronaves	24.500	-	(114)	(729)
S	CCTE	4.693	II 2010	Tasa interés	C	Préstamos	4.693	3.958	14	13
S	CCTE	4.698	II 2010	Tasa interés	C	Préstamos	4.698	3.963	10	13
S	CCTE	5.317	IV 2010	Tasa interés	C	Préstamos	5.317	4.379	7	13
S	CCTE	5.210	III 2010	Tasa interés	C	Préstamos	5.210	4.247	7	12
S	CCTE	6.757	IV 2011	Tasa interés	C	Préstamos	6.757	5.829	9	24
S	CCTE	5.607	III 2012	Tasa interés	C	Préstamos	5.607	4.962	10	19
S	CCTE	7.489	III 2013	Tasa interés	C	Préstamos	7.489	6.527	14	21
S	CCTE	7.772	IV 2013	Tasa interés	C	Préstamos	7.772	6.794	17	24
S	CCTE	70.547	II 2019	Tasa interés	C	Préstamos	70.547	-	-	828
S	CCTE	71.787	IV 2019	Tasa interés	C	Préstamos	71.787	-	-	738
S	CCTE	69.875	IV 2019	Tasa interés	C	Préstamos	69.875	-	-	(1.890)
S	CCTE	70.103	I 2020	Tasa interés	C	Préstamos	70.103	-	-	713
S	CCTE	71.359	II 2020	Tasa interés	C	Préstamos	71.359	-	-	658
S	CCTE	70.950	III 2020	Tasa interés	C	Préstamos	70.950	-	-	(1.774)
S	CCTE	71.383	III 2020	Tasa interés	C	Préstamos	71.383	-	-	(1.761)
S	CCTE	72.396	IV 2020	Tasa interés	C	Préstamos	72.396	-	-	722
S	CCTE	23.441	I1 2019	Tasa interés	C	Préstamos	23.441	-	-	(544)
S	CCTE	23.441	I1 2019	Tasa interés	C	Préstamos	23.441	-	-	(544)
S	CCTE	23.666	III 2019	Tasa interés	C	Préstamos	23.666	-	-	(569)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.724	III 2019	Tasa interés	C	Préstamos	23.724	-	-	(578)
S	CCTE	23.836	IV 2019	Tasa interés	C	Préstamos	23.836	-	-	(581)
S	CCTE	23.894	IV 2019	Tasa interés	C	Préstamos	23.894	-	-	(592)
S	CCTE	23.894	IV 2019	Tasa interés	C	Préstamos	23.894	-	-	(592)
S	CCTE	34.069	I 2020	Tasa interés	C	Préstamos	34.069	-	-	(841)
S	CCTE	34.069	I 2020	Tasa interés	C	Préstamos	34.069	-	-	(842)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	24.410	III 2020	Tasa interés	C	Préstamos	24.410	-	-	(612)
S	CCTE	34.636	III 2020	Tasa interés	C	Préstamos	34.636	-	-	(868)
S	CCTE	34.636	III 2020	Tasa interés	C	Préstamos	34.636	-	-	(868)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	24.586	IV 2020	Tasa interés	C	Préstamos	24.586	-	-	(569)
S	CCTE	5.970	I 2007	Combustible	C	Compra de combustible	5.970	-	-	(646)
S	CCTE	5.960	I 2007	Combustible	C	Compra de combustible	5.960	-	-	(636)

189

					Descripción de los contratos
						Partida o transacción protegida		Valor de la	Efecto en Resultado
		Valor del	Plazo de		Posición			partida
Tipo de	Tipo de	contrato	vencimiento	Item	Compra /		Monto	protegida	Realizado	No Realizado
derivado	contrato	MUS$	o expiración	Específico	Venta	Nombre	MUS$	MUS$	MUS$	MUS$

S	CCTE	5.835	I 2007	Combustible	C	Compra de combustible	5.835	-	-	(511)
S	CCTE	5.829	I 2007	Combustible	C	Compra de combustible	5.829	-	-	(505)
S	CCTE	5.813	I 2007	Combustible	C	Compra de combustible	5.813	-	-	(489)
S	CCTE	5.652	I 2007	Combustible	C	Compra de combustible	5.652	-	-	(328)
S	CCTE	2.813	I 2007	Combustible	C	Compra de combustible	2.813	-	-	(151)
S	CCTE	3.382	I 2007	Combustible	C	Compra de combustible	3.382	-	-	(188)
S	CCTE	5.610	I 2007	Combustible	C	Compra de combustible	5.610	-	-	(286)
S	CCTE	2.241	I 2007	Combustible	C	Compra de combustible	2.241	-	-	(111)
S	CCTE	2.278	I 2007	Combustible	C	Compra de combustible	2.278	-	-	(16)
S	CCTE	2.276	I 2007	Combustible	C	Compra de combustible	2.276	-	-	(13)
S	CCTE	886	II 2007	Combustible	C	Compra de combustible	886	-	-	(22)
S	CCTE	1.758	II 2007	Combustible	C	Compra de combustible	1.758	-	-	(29)
S	CCTE	2963	II 2007	Combustible	C	Compra de combustible	2.963	-	-	(154)
S	CCTE	2.940	II 2007	Combustible	C	Compra de combustible	2.940	-	-	(131)
S	CCTE	2.310	II 2007	Combustible	C	Compra de combustible	2.310	-	-	(63)
S	CCTE	2.589	II 2007	Combustible	C	Compra de combustible	2.589	-	-	(60)
S	CCTE	2.421	II 2007	Combustible	C	Compra de combustible	2.421	-	-	(33)
S	CCTE	2.276	II 2007	Combustible	C	Compra de combustible	2.276	-	-	(29)
S	CCTE	2.280	II 2007	Combustible	C	Compra de combustible	2.280	-	-	(33)
S	CCTE	2.474	II 2007	Combustible	C	Compra de combustible	2.474	-	-	(30)
S	CCTE	2.545	II 2007	Combustible	C	Compra de combustible	2.545	-	-	(17)
S	CCTE	5.640	II 2007	Combustible	C	Compra de combustible	5.640	-	-	(22)
S	CCTE	2.432	II 2007	Combustible	C	Compra de combustible	2.432	-	-	(17)
S	CCTE	2.427	II 2007	Combustible	C	Compra de combustible	2.427	-	-	(11)
S	CCTE	2.425	II 2007	Combustible	C	Compra de combustible	2.425	-	-	(9)
S	CCTE	2.252	II 2007	Combustible	C	Compra de combustible	2.252	-	-	(5)
S	CCTE	2.801	II 2007	Combustible	C	Compra de combustible	2.801	-	-	9
S	CCTE	2.798	II 2007	Combustible	C	Compra de combustible	2.798	-	-	12
S	CCTE	4.158	III 2007	Combustible	C	Compra de combustible	4.158	-	-	(50)
S	CCTE	4.973	III 2007	Combustible	C	Compra de combustible	4.973	-	-	16
S	CCTE	2.925	III 2007	Combustible	C	Compra de combustible	2.925	-	-	9
S	CCTE	2.918	III 2007	Combustible	C	Compra de combustible	2.918	-	-	17
S	CCTE	2.503	III 2007	Combustible	C	Compra de combustible	2.503	-	-	21
S	CCTE	2.499	III 2007	Combustible	C	Compra de combustible	2.499	-	-	24
S	CCTE	2.883	III 2007	Combustible	C	Compra de combustible	2.883	-	-	51
S	CCTE	5.837	III 2007	Combustible	C	Compra de combustible	5.837	-	-	32
S	CCTE	2.915	III 2007	Combustible	C	Compra de combustible	2.915	-	-	20
S	CCTE	5.046	III 2007	Combustible	C	Compra de combustible	5.046	-	-	(58)
S	CCTE	3.683	III 2007	Combustible	C	Compra de combustible	3.683	-	-	15
S	CCTE	4.599	IV 2007	Combustible	C	Compra de combustible	4.599	-	-	7
S	CCTE	2.925	IV 2007	Combustible	C	Compra de combustible	2.925	-	-	47
S	CCTE	2.916	IV 2007	Combustible	C	Compra de combustible	2.916	-	-	56
S	CCTE	5.898	IV 2007	Combustible	C	Compra de combustible	5.898	-	-	45
S	CCTE	2.944	IV 2007	Combustible	C	Compra de combustible	2.944	-	-	28
S	CCTE	10.044	I 2007	Dólar	V	Venta de dólares	10.044	-	-	138
S	CCTE	5.049	I 2007	Dólar	V	Venta de dólares	5.049	-	-	57
S	CCTE	5.047	I 2007	Dólar	V	Venta de dólares	5.047	-	-	57
S	CCTE	10.052	I 2007	Dólar	V	Venta de dólares	10.052	-	-	(66)
S	CCTE	10.052	I 2007	Dólar	V	Venta de dólares	10.052	-	-	(66)

190

Nota 25. Contingencias y restricciones

a) Juicios

Tribunal	N° Rol de	Origen	Etapa procesal	Montos
	la causa		e instancia	Comprometidos
MUS$

4º Juzgado Civil de Santiago de Chile	4831-97	Demanda de indemnización de perjuicios	Pendiente que el Tribunal proceda a liquidar	138
		interpuesta por Aerovías DAP / Alex y Andrés	el crédito y se efectúe la notificación del
		Pivcevic R .	cumplimiento del fallo de autos.

Comercial 14 Sec.28, Argentina	108210 / 99	Demanda daños y perjuicios.	Rechazado recurso extraordinario de los	249
demandantes y pendiente
recurso de queja.

6° Juzgado Laboral de Santiago de Chile	141- 00	Demanda por supuesto incumplimiento en	Pendiente apelación ante Corte de Apelaciones	Indeterminado
períodos de servicio de vuelo.

4° Juzgado Laboral de Santiago de Chile	3576-2003	Demanda presentada por el Sindicato de	Pendiente cumplimiento y liquidación por parte	Indeterminado
		Trabajadores de LAN Airlines S.A. por	de SII.
gratificaciones correspondientes a los
ejercicios 1998, 1999, 2000, 2001, 2002.

Tribunal competente para conocer	-	Como consecuencia de la investigación por	Presentadas acciones de clase.	Indeterminado
acciones de clase		supuestas prácticas anticompetitivas
aerolíneas cargueras especialmente
sobrecargo de combustible (Fuel Surcharge).

En atención al estado procesal de las causas y /o el improbable evento de ser condenados en dichos juicios, al 31 de diciembre de 2006 se ha estimado en cada caso que no corresponde la constitución de provisión alguna por estos juicios.

b) Garantías, otras contingencias y compromisos

Acreedor Garantía	Tipo	Valor	Fecha de
		MUS$	liberación

Fisco de Chile (Aduana)	Cuatro letras en garantía	20.150	A la vista
United Technologies International Corporation, Pratt & Whitney	Dos cartas de crédito	15.000	30-Jul- 07
Division
Private Export Funding Corp.	Carta de crédito	11.000	29-Dic- 07
TAF Venus Lease Limited	Carta de crédito	4.000	11-Dic- 07
TAF Mercury Lease Limited	Carta de crédito	4.000	11-Dic- 07
JP Morgan Chase	Carta de crédito	3.465	30-Ago-07
International Lease Finance Corporation	Siete cartas de crédito	3.280	25-Jul- 07
Orix Aviation System Limited	Carta de crédito	3.265	5-May-07
Deutsche Verkehrsbank AG.	Carta de crédito	3.255	17-Ago-08
CIT Leasing (Bermuda), Limited	Dos cartas de crédito	3.240	10-May-07
Celestial Aviation Trading 35 Limited	Carta de crédito	2.500	13-Jun- 07
MSA V Willmington Trust Company	Carta de crédito	2.200	3-Dic- 07
GE Capital Aviation Services Limited	Dos cartas de crédito	2.054	27-Jul- 07
Washington International Insurance	Tres cartas de crédito	1.750	5-Abr- 07
Metropolitan Dade County	Cinco cartas de crédito	1.504	31-May-07
Atlas Air Inc.	Carta de crédito	1.500	7-Oct- 07
Celestial Aviation Trading 50 Limited	Carta de crédito	1.400	20-Feb- 07

191

b.1) Existen los siguientes contratos de arrendamiento de aeronaves :

Arrendador	Tipo de Aeronave	Cantidad

International Lease Finance Corporation	767	5
CIT Leasing (Bermuda), Limited	767	1
GAP Investment Forty-Five LLC	767	1
Nordea Finance Sweden PLC	767	1
MSA V Willmington Trust Company	767	1
Celestial Aviation Trading 35 Limited	767	1
IA Crane Limited	A320	1
IA Hawk Limited	A320	1
IA Hummingbird Limited	A320	1
Wells Fargo Bank Northwestern, N.A.	A320	1
IA Sparrow Limited	A340	1
Bi Opal Lease Co., Limited	A340	1
IA Mariners Lease Co. Limited	A340	1
IA Cormorant Limited	A340	1
Total		18

Los montos de arriendos anuales comprometidos por contratos de aeronaves y motores ascienden a: MUS$ 87.313 / Año 2007; MUS$ 78.054 / Año 2008; MUS$ 60.385 / Año 2009; MUS$ 51.289 / Año 2010; MUS$ 50.273 / Año 2011; MUS$ 44.460 / Año 2012; MUS$ 18.155 / Año 2013 y siguientes.

b. 2) Compromisos

Con fecha 23 de agosto de 1999, se informó la suscripción de un contrato de compraventa de 7 aeronaves de largo alcance A340-300 con Airbus Industries (actual Airbus S.A.S.). De este total, a la fecha se han recibido cuatro aeronaves, se ha cancelado la entrega de una aeronave y quedan por recibirse dos aeronaves por un monto total aproximado de MUS$ 230.000. La entrega está programada para el año 2008.

Con fecha 4 de octubre de 2005, la Sociedad suscribió con Airbus S.A.S. una modificación al contrato de compra de aeronaves de fecha 20 de marzo de 1998, en virtud del cual se acordó la compra de nuevas aeronaves de la familia A320, esto es, modelos A320, A319 y A318. En virtud de esta nueva modificación, el total de aeronaves Airbus de la familia A320 que serán adquiridas en los años 2006, 2007 y 2008 asciende a treinta y dos, con la opción de compra de 15 aeronaves adicionales. El valor total aproximado asciende a MUS$ 960.000.

Con fecha 20 de abril de 2004, la Sociedad suscribió un contrato con The Boeing Company, por la compra de 2 aeronaves 767-300F que fueron recibidas en julio y noviembre 2005.

Con fecha 11 de noviembre de 2004, la Sociedad suscribió con The Boeing Company un contrato de compra de 4 aeronaves 767-300, pudiendo ser éstos indistintamente cargueros o pasajeros. Estas aeronaves fueron recibidas durante el año 2006.

Con fecha 28 de abril de 2005, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300, pudiendo ser éstos indistintamente cargueros o pasajeros. La entrega está programada para los años 2006 y 2007.

Con fecha 20 de julio de 2005, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300, siendo uno de ellos de pasajeros y pudiendo ser dos indistintamente cargueros o pasajeros. La entrega está programada para los años 2007 y 2008.

Con fecha 31 de marzo de 2006, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300 para ser entregadas en el período 2007 - 2008.

192

Con fecha 14 de diciembre de 2006, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300. La entrega está programada para el año 2009.

Al 31 de diciembre de 2006, producto de los distintos contratos de compra con The Boeing Company anteriormente descritos por un total de 18 aeronaves, resta por recibirse un total de 11 aeronaves por un monto total aproximado de MUS$ 1.012.000. De este total, a esta fecha las configuraciones son aeronaves de pasajeros, teniendo una aeronave la posibilidad de conversión a carguero.

c) Restricciones

c.1) En relación con los diversos contratos celebrados por LAN Airlines S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export - Import Bank de los Estados Unidos de Norteamérica, se han establecido límites a algunos indicadores financieros de la Sociedad, en base consolidada. Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad en términos de composición accionaria y disposición de activos.

c.2) En relación con el contrato de Securitización, celebrado con Pelican Finance Ltd., en agosto 2002 se han establecido restricciones a la gestión de la Sociedad en términos de disponer de Cuentas por cobrar similares a las enajenadas.

c.3) Existe un contrato de mutuo, con BBVA, que establece restricciones a la gestión de la Sociedad, en términos de disposición de activos.

c.4) En relación con los diversos contratos celebrados por LAN Airlines S.A. para el financiamiento de aeronaves Airbus A320 que cuentan con la garantía de las Export Credit Agencies Europeas, se han establecido límites a algunos indicadores financieros de la Sociedad. Por otra parte, y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad, en términos de composición accionaria y disposición de activos.

d) Garantías directas

	Deudor			Activos comprometidos		Saldos pendiente de pago a la fecha de cierre de los Estados Financieros
Acreedor de la garantía	Nombre	Relación	Tipo de garantía	Tipo	Valor Contable MUS$	2006 MUS$	2005 MUS$

ING Capital LLC	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	88.306	84.755	91.288
Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	85.930	81.981	88.585
Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	85.441	73.396	-
Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	80.270	68.783	-
Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	80.149	66.973	-
Wilmington Trust Company	LAN Airlines S.A.	-	Hipoteca	Avión motores	79.995	68.184	-
ING Capital LLC	LAN Airlines S.A.	-	Hipoteca garantía	Avión motores contrato de arriendo	78.942	76.086	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.742	28.565	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.729	28.210	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.727	28.256	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.714	28.236	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.678	28.526	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.364	28.421	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.359	28.389	-
BNP Paribas	LAN Airlines S.A.	-	Hipoteca	Avión motores	33.219	28.189	-
Calyon	LAN Airlines S.A.	-	Hipoteca	Avión motores	31.752	31.231	33.208
Calyon	LAN Airlines S.A.	-	Hipoteca	Avión motores	31.365	31.210	33.195
Calyon	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	29.481	28.715	30.190
Calyon	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	28.371	29.353	30.828
Credit Lyonnais	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	28.009	29.381	30.807
Credit Lyonnais	LAN Airlines S.A.	-	Hipoteca prenda	Avión contrato arriendo	27.561	29.527	30.904
GPA Group PLC	LAN Airlines S.A.	-	Prenda	Repuestos	331	-	-

193

e) Garantías indirectas

	Deudor			Activos comprometidos		Saldos pendiente de pago a la fecha de cierre de los Estados Financieros
Acreedor de la garantía	Nombre	Relación	Tipo de garantía	Tipo	Valor Contable MUS$	2006 MUS$	2005 MUS$

ING Capital LLC	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	84.755	91.288
Wilmington Trust Company	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	81.981	88.585
Wilmington Trust Company	LAN Cargo S.A.	Filial	Aval fianza y codeuda	-	-	73.396	-
Wells Fargo Bank Northwest, National	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	63.897	69.593
Association y Eximbank
Wells Fargo Bank Northwest, National	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	62.465	68.048
Association y Eximbank
Citibank N.A., Bahrain Branch	LAN Cargo S.A.	Filial	Aval fianza codeuda	-	-	55.498	60.184
Westdeutche Landesbank Girozet
Credit Lyonnais	Inversiones LAN S.A.	Filial	Fianza y codeuda solidaria	-	-	29.527	30.904
Credit Lyonnais	Inversiones LAN S.A.	Filial	Fianza y codeuda solidaria	-	-	29.381	30.807
Calyon	Inversiones LAN S.A.	Filial	Fianza y codeuda solidaria	-	-	29.353	30.828
Calyon	Inversiones LAN S.A.	Filial	Fianza y codeuda solidaria	-	-	28.715	30.190
BNP Paribas	Transporte Aéreo S.A.	Filial indirecta	Aval codeuda solidaria	-	-	28.565	-
BNP Paribas	Transporte Aéreo S.A.	Filial indirecta	Aval codeuda solidaria	-	-	28.526	-
BNP Paribas	Transporte Aéreo S.A.	Filial indirecta	Aval codeuda solidaria	-	-	28.421	-
BNP Paribas	Transporte Aéreo S.A.	Filial indirecta	Aval codeuda solidaria	-	-	28.389	-
C.B.L. Inc.	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	27.898	28.523
M-One Wisteria Lease Co., Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	27.820	28.563
MLD T.I.S. Co., Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	27.586	28.215
Bi Opal Lease Co., Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	22.896	26.334
Bi Opal Lease Co., Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	22.724	26.162
Bi Opal Lease Co., Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	22.433	25.868
BBVA	Inmobiliaria Aeronáutica S.A .	Filial	Fianza y codeuda solidaria	-	-	7.706	8.248
Celestial Aviation Trading 16 Limited	LAN Cargo S.A. y /o Florida	Filial / coligada	Aval fianza y codeuda	-	-	3.500	3.500
	West International
Orix Aviation System Limited	Inversiones LAN S.A.	Filial	Fianza y codeuda solidaria	-	-	3.265	3.265
Banco Estado	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	2.000	2.000
ACL Aviation Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	1.000	1.000
ACL Aviation Limited	Transporte Aéreo S.A.	Filial indirecta	Aval fianza y codeuda	-	-	1.000	1.000

Nota 26. Cauciones

				Valor
Tipo de Garantía	Otorgante	Tipo de Operación	Tipo de Relación	2006 MUS$	2005 MUS$

Dos cartas de crédito	Aerovías de México S.A.	Arriendo avión	Cliente	2.620	2.500

194

Nota 27. Moneda nacional y extranjera

Activo
		2006	2005
Rubro	Moneda	MUS$	MUS$
Activos Circulantes
Disponible	Dólar	1.315	712
Disponible	$ No reajustable	1.796	2.119
Disponible	Peso argentino	174	236
Disponible	Otras monedas	215	2.462
Depósitos a plazo	Dólar	90.360	25.315
Depósitos a plazo	$ Reajustable	39.875	-
Depósitos a plazo	Euro	1.253	-
Depósitos a plazo	Otras monedas	10.714	6.190
Valores negociables	Dólar	20.746	77.010
Valores negociables	$ Reajustable	4.754	5.850
Valores negociables	Euro	593	656
Deudores por venta	Dólar	84.945	79.233
Deudores por venta	$ No reajustable	29.439	22.837
Deudores por venta	Euro	16.523	8.148
Deudores por venta	Real brasileño	12.159	5.259
Deudores por venta	Peso colombiano	3.961	2.503
Deudores por venta	Peso argentino	2.932	2.213
Deudores por venta	Dólar australiano	2.601	970
Deudores por venta	Jen japonés	864	160
Deudores por venta	Otras monedas	4.834	3.699
Documentos por cobrar	$ No reajustable	4.670	3.766
Documentos por cobrar	Euro	355	260
Documentos por cobrar	Real brasileño	164	107
Documentos por cobrar	Otras monedas	428	359
Deudores varios	Dólar	98.458	114.323
Deudores varios	$ No reajustable	2.889	3.130
Deudores varios	$ Reajustable	1.957	1.339
Deudores varios	Euro	948	313
Deudores varios	Real brasileño	239	29
Deudores varios	Peso argentino	141	112
Deudores varios	Peso mexicano	1	268
Deudores varios	Otras monedas	533	760
Documentos y cuentas por cobrar EE.RR.	Dólar	50.753	20.498
Documentos y cuentas por cobrar EE.RR.	$ No reajustable	3.093	3.089
Existencias	Dólar	42.515	36.240
Impuestos por recuperar	$ Reajustable	9.930	5.575
Impuestos por recuperar	Peso mexicano	2.171	1.509
Impuestos por recuperar	Peso argentino	753	938
Impuestos por recuperar	Dólar	604	381
Impuestos por recuperar	Otras monedas	2.126	732
Gastos pagados por anticipado	$ No reajustable	2.016	670
Gastos pagados por anticipado	Dólar	12.932	12.380
Gastos pagados por anticipado	Otras monedas	616	135
Impuestos diferidos	Dólar	3.574	4.612
Otros activos circulantes	Dólar	11.176	11.730
Otros activos circulantes	Euro	227	118
Otros activos circulantes	$ Reajustable	81	124
Otros activos circulantes	$ No reajustable	69	69
Otros activos circulantes	Otras monedas	72	50

Activo Fijo
Terrenos	Dólar	5.537	5.537
Construcciones y obras de infraestructura	Dólar	42.247	40.248
Maquinarias y equipos	Dólar	883.476	423.570
Otros activos fijos	Dólar	282.806	304.027

Otros Activos
Inversiones empresas relacionadas	Dólar	273.261	174.417
Inversiones empresas relacionadas	$ Reajustable	1.679	7.329
Inversión en otras sociedades	Dólar	491	-
Inversión en otras sociedades	$ Reajustable	-	1.175
Menor valor inversiones	Dólar	19.004	20.814
Deudores a largo plazo	Dólar	6.820	6.820
Deudores a largo plazo	$ Reajustable	2.364	1.066
Documentos y cuentas por cobrar EE.RR. largo plazo	Dólar	334.247	186.051
Documentos y cuentas por cobrar ER.RR. largo plazo	$ No reajustable	4.330	18.306
Intangibles	Dólar	1.206	1.147
Otros	Dólar	192.747	230.763
Otros	$ No reajustable	-	55
Otros	Otras monedas	32	16

Total activos
	Dólar	2.459.220	1.775.828
	$ No reajustable	48.302	54.041
	Peso argentino	4.000	3.499
	Otras monedas	19.570	14.403
	$ Reajustable	60.640	22.458
	Euro	19.899	9.495
	Real brasileño	12.562	5.395
	Peso colombiano	3.961	2.503
	Dólar australiano	2.601	970
	Jen japonés	864	160
	Peso mexicano	2.172	1.777

195

Pasivos Circulantes

		Hasta 90 días				90 días a 1 año
		2006		2005		2006		2005
			Tasa int.		Tasa int.		Tasa int.		Tasa int.
RUBRO	Moneda	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual

Obligaciones con bancos e instituciones	Dólar	22.402	0,05237	9.593	L+1,0767%	50.615	0,05237	21.101	L+1,0767%
financieras largo plazo porción corto plazo
Obligaciones largo plazo con vencimiento	Dólar	9.508	L+ 0,2657%	3.576	L+ 0,2473%	26.356	L+ 0,2657%	30.285	L+ 0,2473%
dentro de un año
Obligaciones largo plazo con vencimiento	Dólar	2.915	6,96%	3.366	6,95%	9.055	6,96%	8.451	6,95%
dentro de un año
Dividendos por pagar	Dólar	67.787	-	35.000	-	-	-	-	-
Cuentas por pagar	Dólar	68.008	-	64.978	-	224	-	57.744	-
Cuentas por pagar	$ No reajustable	31.793	-	32.543	-	92	-	1.255	-
Cuentas por pagar	Euro	3.990	-	6	-	1.058	-	136	-
Cuentas por pagar	Peso argentino	2.776	-	1.743	-	-	-	21	-
Cuentas por pagar	Real brasileño	1.349	-	406	-	50.878	-	-	-
Cuentas por pagar	Peso mexicano	861	-	751	-	2.113	-	-	-
Cuentas por pagar	Otras monedas	1.440	-	545	-	397	-	239	-
Acreedores varios	Dólar	-	-	322	-	-	-	-	-
Documentos y cuentas por pagar EE.RR.	Dólar	155.695	-	89.818	-	-	-	9.333	-
Documentos y cuentas por pagar EE.RR.	$ Reajustable	62	-	-	-	-	-	-	-
Documentos y cuentas por pagar EE.RR.	$ No reajustable	-	-	5.143	-	-	-	-	-
Provisiones	Dólar	21.067	-	22.039	-	45.469	-	32.904	-
Provisiones	$ No reajustable	1.647	-	-	-	3.898	-	1.484	-
Retenciones	Dólar	23.596	-	17.516	-	2.561	-	3.251	-
Retenciones	$ No reajustable	3.517	-	4.869	-	-	-	-	-
Impuesto a la renta	Dólar	-	-	-	-	-	-	42	-
Impuesto a la renta	Otras monedas	-	-	19	-	-	-	-	-
Ingresos percibidos por adelantado	Dólar	200.279	-	126.950	-	19.166	-	26.022	-
Otros pasivos circulantes	Dólar	4.743	-	34	-	2.499	-	9.438	-
Otros pasivos circulantes	Otras monedas	126	-	-	-	-	-	20	-
Total pasivos circulantes
	Dólar	576.000		373.192		155.945		198.571
	$ No reajustable	36.957		42.555		3.990		2.739
	Euro	3.990		6		1.058		136
	Peso argentino	2.776		1.743		-		21
	Real brasileño	1.349		406		50.878		-
	Peso mexicano	861		751		2.113		-
	Otras monedas	1.566		564		397		259
	$ Reajustable	62		-		-		-

196

Pasivos largo plazo al 31-12-2006

		1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años
			Tasa int.		Tasa int.		Tasa int.		Tasa int.
Rubro	Moneda	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual

Obligaciones con bancos e instituciones	Dólar
financieras		143.758	5,2370%	157.600	5,2370%	405.931	5,2370%	146.061	5,2370%
Provisiones largo plazo	Dólar	19.925	-	10.046	-	4.967	-	-	-
Provisiones largo plazo	$ No reajustable	3.953	-	70	-	36	-	-	-
Provisiones largo plazo	Otras monedas	129	-	-	-	-	-	-	-
Impuesto diferido a largo plazo	Dólar	-	-	-	-	-	-	107.865	-
Otros pasivos largo plazo	Dólar	76.197	L+ 0,2657%	39.509	L+ 0,2657%	12.435	L+ 0,2657%	-	-
Otros pasivos largo plazo	Dólar	19.578	6,96%	-	-	-	-	-	-
Otros pasivos largo plazo	Dólar	12.008	-	7.396	-	2.039	-	-	-
Otros pasivos largo plazo	Otras monedas	2	-	-	-	24	-	-	-
Total pasivos a largo plazo
	Dólar	271.466		214.551		425.372		253.926
	$ No reajustable	3.953		70		36		-
	Otras monedas	131		-		24		-

Pasivos largo plazo al 31-12-2005

		1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años
			Tasa int.		Tasa int.		Tasa int.		Tasa int.
Rubro	Moneda	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual	MUS$	prom. anual

Obligaciones con bancos e	Dólar	59.379	L+1,0767%	64.409	L+1,0767%	156.112	L+1,0767%	58.411	L+1,0767%
instituciones financieras
Acreedores varios largo plazo	Dólar	16.178	L+2,0000%	-	-	-	-	-	-
Documentos y cuentas por pagar	Dólar	31.669	-	-	-	-	-	-	-
EE.RR. largo plazo
Provisiones largo plazo	Dólar	30.855	-	21.507	-	36.540	-	-	-
Provisiones largo plazo	$No reajustable	4.124	-	67	-	30	-	-	-
Provisiones largo plazo	Otras monedas	1.310	-	-	-	-	-	-	-
Impuesto diferido a largo plazo	Dólar	-	-	-	-	-	-	82.866	-
Otros pasivos largo plazo	Dólar	71.858	L+ 0,2473%	69.956	L+ 0,2473%	8.777	L+ 0,2473%	10.560	L+ 0,2473%
Otros pasivos largo plazo	Dólar	24.796	6,96%	6.753	6,96%	-	-	-	-
Otros pasivos largo plazo	Dólar	6.935	-	1.771	-	1.867	-	112	-
Otros pasivos largo plazo	Otras monedas	31	-	-	-	-	-	-	-
Total pasivos a largo plazo
	Dólar	241.670		164.396		203.296		151.949
	$ No reajustable	4.124		67		30		-
	Otras monedas	1.341		-		-		-

197

Nota 28. Sanciones

a) De la Superintendencia de Valores y Seguros

No se han aplicado sanciones a la Sociedad, a sus Directores o Administradores, emitidas por parte de la Superintendencia de Valores y Seguros al 31 de diciembre de 2006 y 2005.

b) De Otras autoridades administrativas

No se han aplicado sanciones significativas a la Sociedad, emitidas por otras autoridades administrativas al 31 de diciembre de 2006 y 2005.

Nota 29. Hechos posteriores

a) Con posterioridad al 31 de diciembre de 2006 y hasta la fecha de emisión de estos Estados Financieros, existe el siguiente hecho posterior:

En la Junta Extraordinaria de Accionistas de LAN Airlines S.A., celebrada con fecha 26 de enero de 2007 y con la asistencia de accionistas que representaban un 80,1% del total de las acciones suscritas y pagadas de la Sociedad, se adoptaron los siguientes acuerdos:

- Aumentar el capital social de US$ 134.303.353, dividido en 318.909.090 acciones de una misma serie, nominativas, de carácter ordinario, sin valor nominal, íntegramente suscritas y pagadas, a la cantidad de US$ 206.478.253, dividido en 326.409.090 acciones, mediante la emisión de 7.500.000 de acciones de pago de iguales características a las existentes, representativas en total de un aumento de capital por la cantidad de US$ 72.174.900.

- Destinar un 10% de las acciones representativas del aumento de capital, esto es, la cantidad de 750.000 acciones, a planes de compensación que el Directorio elaborará al efecto para los trabajadores de la Sociedad Matriz y de sus filiales, conforme lo dispuesto en los incisos tercero, cuarto y quinto del artículo 24 de la Ley 18.046, mediante un programa de opciones para la suscripción de acciones de la Sociedad, quedando ampliamente facultado para ello.

b) Entre el 31 de diciembre de 2006 y la fecha de emisión de estos Estados Financieros, no han ocurrido otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los mismos.

Nota 30. Medio ambiente

De conformidad con la Ley de Bases sobre el Medio Ambiente y su normativa complementaria, no existen disposiciones que afecten la industria de servicios de transporte aéreo.

198

Nota 31. Gastos pagados por anticipado

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$

Seguros de aviación y otros	6.271	6.224
Arriendo aeronaves (1)	3.283	3.195
Recepción aeronaves (2)	3.054	1.894
Publicidad no consumida	1.032	91
Oficinas del exterior	593	201
Servicios a bordo	141	529
Otros	1.190	1.051
Total	15.564	13.185

(1) El concepto arriendo de aeronaves, corresponde a valores pagados anticipadamente a los arrendadores, los cuales serán cargados a resultados operacionales una vez que estos se devenguen.

(2) Como recepción de aeronaves, se incluyen todos aquellos costos en que incurre la Sociedad al momento de recepcionar una aeronave, para dejarla en condiciones operativas. Dichos costos no son recuperables y se difieren con cargo a resultados operacionales en los plazos de duración establecidos en los respectivos contratos.

Nota 32. Cuentas por pagar

La composición de este rubro es la siguiente:

	2006	2005
	MUS$	MUS$

Combustible	36.807	40.242
Compras técnicas	13.975	16.830
Tasas aeroportuarias y de sobrevuelo	11.779	12.943
Handling y Ground handling	10.891	8.333
Cumplimiento de metas agencias	10.766	7.606
Asesorías y servicios profesionales	9.230	2.455
Tripulación	8.658	6.978
Publicidad	7.941	5.367
Servicios a bordo	7.321	8.132
Seguros de aviación	6.162	7.895
Arriendo de aeronaves y motores	5.691	6.364
Materiales y servicios de mantenimiento	3.119	5.418
Comunicaciones	1.868	3.102
Mantenciones generales	1.670	1.743
Sistemas de distribución	1.140	6.320
Compañías aéreas interlineales	103	2.026
Otros proveedores	27.858	18.613
Total	164.979	160.367

LAN AIRLINES S.A. AND SUBSIDIARIES

b) Consolidation

The consolidated financial statements for the years 2006, 2005 and 2004 include the following subsidiaries:

	December 31
	2006	2005	2004
Percentage of direct and indirect ownership:
LAN Perú S.A.	70.00	70.00	70.00
Inversiones LAN S.A. and subsidiaries	99.71	99.71	99.71
LAN Cargo S.A. (formerly LAN Chile Cargo S.A.) and subsidiaries	99.90	99.89	99.87
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
LAN Courier S.A. and subsidiary	100.00	100.00	100.00
LAN Card S.A.	100.00	100.00	100.00
LAN Pax Group S.A. and subsidiaries	100.00	100.00	100.00
LAN Cargo Group S.A.	-	100.00	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00
LAN Chile Investments Limited and subsidiaries	100.00	100.00	100.00

The effects of significant transactions between the subsidiaries and subsidiaries with the holding company have been eliminated in the consolidation and the participation of minority shareholders is shown in these financial statements as minority interest in the Consolidated Balance Sheets and Consolidated Statements of Income.

c) Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), inventory obsolescence, engine overhaul provisions, tax liabilities and the associated deferred tax effects, contingent liabilities and other liabilities.

d) Price-level restatements

The financial statements of certain subsidiaries have been restated through the application of monetary correction rules in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics.

e) Foreign currency transactions

LAN Chile and certain subsidiaries are authorized to maintain their accounting records and prepare their financial statements in US dollars. Because the US dollar is the functional and reporting currency, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property and equipment, other assets and air traffic liability, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense) - net. The Company recorded a net foreign currency gain of ThUS$ 5,536, ThUS$ 6,004 and ThUS$ 2,353 for the years ended 2006, 2005 and 2004, respectively.

LAN AIRLINES S.A. AND SUBSIDIARIES

f ) Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g) Marketable securities

Marketable securities include investments in bonds and mutual funds. Bonds are stated at the lower of cost plus accrued interest or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

h) Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information. Other relevant information includes detailed analysis of our customers’ payment history, an analysis of the current economic and commercial environment and all relevant available public information regarding our clients and the current business environment. Our policy for determining past due accounts focuses on the aging of the receivable balance and the different forms of payment used by the debtor. Receivable balances are written off against the allowance for bad debts once they are deemed uncollectible and all collection efforts and available legal measures have been exhausted.

i ) Inventories

Inventories represent spare parts and materials that are expected to be consumed and used either by the Company or through third-party maintenance services within one year. Inventories are stated at the lower of cost (determined by the average cost method) or market.

j ) Other current assets

Other current assets include primarily the fair value of hedged forecasted jet fuel derivative contracts in unrealized loss positions and restricted funds associated with aircraft leases.

k) Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method to their estimated residual values based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years and utilizing a salvage value based on a residual value percentage of the cost of the asset.

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until December 31, 2008)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
Airbus A-320	20	Useful life (20 years)
Airbus A-319	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until December 31, 2008)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	-	Useful life (10 -50 years)
Communications and computer equipment	-	Useful life (5-10 years)
Furniture and office equipment	-	Useful life (3-10 years)

LAN AIRLINES S.A. AND SUBSIDIARIES

Property and equipment include the revaluation increment arising from the technical appraisals of certain assets carried out in prior years in accordance with instructions issued by the Superintendency.

Inventories of materials and spare parts, net of provisions for obsolescence, included under other fixed assets within Property and equipment, are stated at their average cost.

The Company has entered into capital lease agreements related to five aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract.

The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R /3 system) and interest costs incurred during development are capitalized. Payroll related costs were not significant and have been expensed. Training costs and data conversion costs are expensed as incurred.

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets may be impaired and the undiscounted future cash flows estimated to be generated by these assets are less than the assets’ net book value. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Under Chilean GAAP, spare parts which are not anticipated to be consumed within the next 12 months are included in property, plant and equipment. Spare parts are not depreciated, irrespective of whether they are included in fixed assets or inventory and they are expensed upon their usage in maintenance. All spare parts are recorded at the lower of cost or market value.

Spare parts included in the Consolidated Balance Sheet are classified as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Inventories	39,734	34,789	32,070
Property and equipment	18,466	18,330	11,595
Total	58,200	53,119	43,665

l ) Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 20% and 50% of the voting stock of the investee, or when a Company has a significant influence in the operations of the investment. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense) - net in the Consolidated Statements of Income.

m) Goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin N° 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

LAN AIRLINES S.A. AND SUBSIDIARIES

n) Sale leaseback

Gains on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

o) Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2006 and 2005 amounted to ThUS$ 263,620 and ThUS$ 174,587, respectively.

Passenger and cargo revenues are recognized when the transportation service is provided, which, in the case of passenger revenues reduces the air traffic liability. Commissions payable related to such unearned earnings are shown net of the air traffic liability. Other revenues include aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering. These other revenues are recognized when services are provided.

p) Aircraft and engine maintenance costs

Until December 31, 2005, all maintenance provisions were recorded based on technical reviews considering the aircrafts and engines use expressed in cycles and total flight hours of an aircraft. Unscheduled maintenance of aircrafts and engines were charged to income as incurred.

Effective January 1, 2006, for owned aircraft, costs incurred for heavy aircraft and engine maintenance are capitalized and amortized to the next overhaul. For leased aircraft, provisions continue to be accrued in advance based on lease terms and technical reviews considering the aircrafts and engines use expressed in cycles and total flight hours of an aircraft.

q) Lease Aircraft Return Costs

The majority of leased aircraft return costs are maintenance and overhaul costs. The airframe and engine overhaul expenses associated with leased aircraft are accrued as part of our overhaul provision included in Other liabilities and reflected in provisions in the Consolidated Balance Sheet. Such provisions are based on the flight hours incurred by the leased aircraft and also take into consideration the lease terms and the date of incorporation of the aircraft into our fleet. The actual direct costs of physically returning the planes and related administration costs are expensed when incurred.

r) Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants and based on the enacted income tax rate which will be in effect when the temporary differences reverse. The effects of deferred income taxes at January 1, 2000 which were not previously recorded are recognized in income beginning in 2000 as the temporary differences reverse.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provided for a period of transition. Under this transition period, the full effect of using the liability method is not recorded in income at the same time the deferred taxes are recorded in the balance sheet. Under this transitional provision, a contra asset or liability account (“complementary accounts”) have been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

LAN AIRLINES S.A. AND SUBSIDIARIES

s) LAN Pass awards and LAN Corporate

The estimated incremental cost of providing free travel awards under the LAN Pass and LAN Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program and are included in Other current liabilities in the Consolidated Balance Sheets.

t) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Other current liabilities in the Consolidated Balance Sheets.

u) Derivative instruments

The Company enters into hedging contracts including interest rate swap agreements, interest rate cap agreements, forward exchange contracts, jet fuel swap agreements, and jet fuel options. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge forecasted transaction:

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense) - net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) - net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

v) Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Cash	9,565	11,733	11,620
Time deposits	148,663	34,519	179,715
Marketable securities (see Note 4)	39,654	65,019	25,533
Other current assets	1,614	-	-
Total	199,496	111,271	216,868

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2006 and 2005) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the statement of cash flows.

w) Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 2,193 and ThUS$ 1,575 of interest during 2006 and 2005, respectively. No interest was capitalized for the year ended December 31, 2004.

LAN AIRLINES S.A. AND SUBSIDIARIES

x) Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 23,459, ThUS$ 19,490, and ThUS$ 15,607 during 2006, 2005 and 2004, respectively.

y) Reclassifications

Certain 2004 and 2005 amounts in the accompanying financial statements have been reclassified to conform to the 2006 presentation. The reclassifications had no material effect on the previously reported presentation of net income or shareholders’ equity.

Note 3 - Accounting Changes

As indicated in Note 2 p), effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption “Provisions”, for both short and long - term. Such provision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non- operating income by US$ 40.3 million, as it is described in Note 22. For the accounting year 2006, this change resulted in a ThUS$ 3,121 reduction to Operating expenses in the Consolidated Statement of Income

Note 4 - Marketable Securities

Marketable securities include the following:

	At December 31,
	2006	2005
	(In thousands of US$)
Bonds	20,415	47,964
Defined-term mutual funds	39,654	65,019
Total	60,069	112,983

Bonds recorded at December 31, 2006 are summarized as follows:

				At December 31, 2006
				Carrying	Market
				amount	value
	Date of		Interest rate
	Purchase	Maturity	%	(In thousands of US$)
Chilean bonds	09 /10 /2004	11/28 /2007	7.45	3,745	3,746
Foreign bonds	12/13 /2004	09 /30 /2007	7.07	16,670	16,873
Total				20,415	20,619

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 5 - Accounts Receivable

Accounts receivable are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Accounts receivable - passenger services	97,350	61,741
Accounts receivable - cargo services	117,165	103,225
Other accounts receivable	141,997	145,102
Total	356,512	310,068

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 28,364 at December 31, 2006 and ThUS$ 25,800 at December 31, 2005.

Long-term

Long-term accounts receivable at December 31, 2006 and 2005 amounted to ThUS$ 28,915 and ThUS$ 9,756, respectively.

During 2006, the Company provided a total of approximately US$ 17.1 million in financing to the Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”). These loans may be converted into shares of New Varig.

Note 6 - Inventories

Inventories are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Spare parts and materials used for maintenance (1)	39,734	34,789
Aircrafts for sale (2)	3,862	-
Duty-free inventories	3,231	2,494
Total	46,827	37,283

(1)	Spare parts and materials for sale are shown net of provision for market value adjustment of ThUS$ 2,121 at December 31, 2006 and ThUS$ 2,058 at December 31, 2005.

(2)	Corresponding to 5 Boeing 737 Aircrafts shown net of a provision for retirement of ThUS$ 1,600 at December 31, 2006.

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 7 - Prepaid Expenses

Prepaid expenses include the following:

	At December 31,
	2006	2005
	(In thousands of US$)
Prepaid insurance on aircraft	15,030	14,502
Prepaid rentals on aircraft and costs of receiving leased aircraft	8,720	7,471
Prepaid advertising services	1,040	204
Other	1,996	2,101
Total	26,786	24,278

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

Note 8 - Other Current Assets

	At December 31,
	2006	2005
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	357	699
Fair value of derivative contracts	7,778	9,575
Other	4,189	3,047
Total	12,324	13,321

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 9 - Property And Equipment And Fleet Composition

a) Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Flight equipment :
Boeing 767 aircraft under capital lease	461,845	369,103
Boeing 737 - 200ADV aircraft	27,498	48,368
Boeing 767 - 200ER aircraft	70,574	70,574
Boeing 767 - 300ER aircraft	334,248	-
Boeing 767 - 300F freighter aircraft	459,659	459,034
Airbus A-319 aircraft	342,142	67,448
Airbus A-320 aircraft	145,939	142,469
Engines and rotating parts	277,278	226,385
Spare parts	18,466	18,330
Other	42,662	38,656
Land and buildings :
Land	10,739	10,739
Buildings	62,175	61,953
Other installations	38,175	25,436
Construction in progress	2,270	9,454

Other fixed assets :
Communication and computer equipment	101,799	90,678
Furniture and office equipment	15,910	14,935
Equipment under capital leases	-	31
Other	54,105	42,387

Property and equipment (gross)	2,465,484	1,695,980

Less : Accumulated depreciation	(589,457)	(443,710)
Property and equipment (net)	1,876,027	1,252,270

On September 30, 2004, the Company sold its 100% interests in Condor Leasing LLC and Eagle Leasing LLC, who were the owners of 5 Boeing 767 aircraft (3 and 2, respectively). The capital lease agreement under which LAN Airlines S.A. leased these aircraft has remained unchanged. As a result of this, these aircraft retain their balance sheet classification under flight equipment; however, they are now under the caption flight equipment under capital lease. Long-term debt (with its related current portion) associated with these aircraft is included in Obligations under capital leases.

On June 30, 2006, the Company sold its ownership on Seagull Leasing LLC, who owns a Boeing 767-300F aircraft and is leasing the aircraft to LAN Cargo S.A. The existing financial leasing contract between Seagull and LAN Cargo S.A regarding this aircraft remained unchanged. As a result of the sale transaction, this aircraft has been reclassified from owned Property and equipment to Property and equipment under capital lease.

Included in Property and equipment at December 31, 2006 and 2005, are ThUS$ 461,845 and ThUS$ 369,103 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 163,098 and ThUS$ 108,118, respectively.

LAN AIRLINES S.A. AND SUBSIDIARIES

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, amounted to ThUS$ 120,810, ThUS$ 73,969 and ThUS$ 68,132, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 16,975 at December 31, 2006 and ThUS$ 12,853 at December 31, 2005.

As of December 31, 2006, Property and equipment is shown net of a provision for retirement of ThUS$ 6,500 for the Boeing 737 Aircrafts.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for ThUS$ 13,100 and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$ 6,883 is being amortized over the term of the operating lease agreement.

b) Fleet composition

At December 31, 2006, the fleet of the Company consists of 81 aircrafts, of which 37 aircrafts are owned by, or under capital lease to, the Company and 44 aircrafts are leased under operating leases.

Aircraft	Model	Use	2006	2005
Boeing 737	200ADV	Passenger	6	10
Boeing 737	200ADV	Freight	1	1
Boeing 767	300ER	Passenger	7	3
Boeing 767	300F	Freight	8	7
Boeing 767 (*)	200ER	Passenger	1	1
Airbus A-319	100	Passenger	10	2
Airbus A-320	200	Passenger	4	4
Total owned			37	28

(*) Subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996. The sublease expired in the year 2005 and was extended until 2007.

Leased aircraft under operating leases:

Aircraft	Model	Use	2006	2005
Boeing 767	300ER	Passenger	13	13
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger	10	11
Airbus A 319	100	Passenger	5	5
Airbus A 320	200	Passenger	11	11
Airbus A 340	300	Passenger	4	4
Total leased			44	45
Total owned and leased			81	73

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 10 - Investments in Related Companies and Goodwill

a) Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment	Proportional Share of income (loss)
Company	2006	2005	2004	2006	2005	2006	2005	2004
	%	%	%		(In thousands of US$)
Concesionaria Chucumata S.A.	16,7	16,7	16,7	250	117	135	160	83
CAE Entrenamiento de Vuelo Chile
Ltda. (ExFTCC) (2)	-	-	-	-	-	-	-	(35)
Lufthansa LAN Chile
Technical Training S.A.	50	50	50	609	571	196	152	53
Austral Sociedad Concesionaria S.A.	20	20	20	886	879	173	173	90
Florida West International
Airways Inc. (1)	25	25	25	-	-	76	79	(49)
Skypost. Inc. (3)	-	-	-	-	-	-	-	(136)
Choice Air Courier del Perú S.A.	50	50	50	100	82	18	19	(2)
Vimalcor S.A. (3)	-	-	-	-	-	-	-	101
Skyworld International Couriers S.A. (3)	-	-	-	-	-	-	-	(226)
Skybox de Colombia Ltda. (3)	-	-	-	-	-	-	-	(128)
Total				1,845	1,649	598	583	(249)

(1) The Company has recorded a provision for investments in related companies with negative equity at year-end totaling ThUS$ 50 at December 31, 2006 and ThUS$ 128 at December 31, 2005 which is included in other current liabilities (See Note 13).

(2) During 2004, this entity was sold.

(3) During 2004, these entities were sold and the operations were dissolved.

LAN AIRLINES S.A. AND SUBSIDIARIES
b) Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2006 and 2005 were as follows:

Company	Balance January 1, 2006	Additions and deductions	Amortization	Balance December 31, 2006
	(In thousands of US$)
Goodwill on purchase of:
LAN Cargo S.A. (Ex LAN Chile Cargo S.A.)	20,814	-	(1,810)	19,004
Prime Airport Service Inc.	440	-	(35)	405
Mas Investment Limited	2,725	-	(181)	2,544
Air Cargo Limited	640	-	(43)	597
Promotora Aérea Latinoamericana S.A.	1,379	-	(84)	1,295
Inversiones Aéreas S.A. (purchase of interest in LAN Perú S.A.)	4,590	-	(294)	4,296
Aerolinheas Brasileiras S.A.	2,300	-	(143)	2,157
Skyworld International Couriers, Inc.	4,078	-	(254)	3,824
LAN Box, Inc.	1,902	-	(106)	1,796
SkyBox Services Corp.	693	-	(54)	639
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	36	-	(2)	35
H.G.A. Rampas del Ecuador S.A.	36	-	(2)	34
Inversora Cordillera S.A.	4,633	1,873	(280)	6,226
LAN Argentina S.A. (Ex - Aero 2000 S.A.)	660	63	(35)	688
Total Goodwill	44,926	1,936	(3,323)	43,540
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A	(73)	-	2	(71)
Americonsult de Guatemala S.A.	(102)	99	3	-
Total Negative Goodwill	(175)	99	5	(71)
Total	44,751	2,035	(3,318)	43,469

LAN AIRLINES S.A. AND SUBSIDIARIES

Company	Balance January 1, 2005	Additions and deductions	Amortization	Balance December 31, 2005
	(In thousands of US$)
Goodwill on purchase of:
LAN Cargo S.A. (Ex LAN Chile Cargo S.A.)	22,624	-	(1,810)	20,814
Prime Airport Service Inc.	475	-	(35)	440
Mas Investment Limited	2,905	-	(180)	2,725
Air Cargo Limited	683	-	(43)	640
Promotora Aérea Latinoamericana S.A.	1,463	-	(84)	1,379
Inversiones Aéreas S.A. (purchase of
interest in LAN Perú S.A.)	4,884	-	(294)	4,590
Aerolinheas Brasileiras S.A.	2,444	-	(144)	2,300
Skyworld International Couriers, Inc.	4,332	-	(254)	4,078
LAN Box, Inc.	2,008	-	(106)	1,902
Skyworld Internacional Courier S.A.	11	-	(11)	-
SkyBox Services Corp.	748	-	(55)	693
H.G.A. Rampas y Servicios A. de
Guayaquil S.A.	38	-	(2)	36
H.G.A. Rampas del Ecuador S.A.	38	-	(2)	36
Inversora Cordillera S.A.	-	4,815	(182)	4,633
LAN Argentina S.A. (Ex Aero 2000 S.A.)	-	684	(24)	660
Total Goodwill	42,653	5,499	(3,226)	44,926
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(75)	-	2	(73)
Americonsult de Guatemala S.A.	(108)	-	6	(102)
Total Negative Goodwill	(183)	-	8	(175)
Total	42,470	5,499	(3,218)	44,751

LAN AIRLINES S.A. AND SUBSIDIARIES

c) Acquisitions and other information

LanLogistics , Corp.

During April 2004, the Company’s indirect subsidiary LanLogistics Corp. acquired an additional 16% interest in its subsidiary LAN Box Inc. increasing its ownership to 96% This acquisition was paid for through a service credit amounting to ThUS$ 541 and the transfer of 25% of its indirect interest in Skypost Inc. This transaction generated goodwill amounting to ThUS$ 809

Mas Investment Limited (Bahamas)

On February 10, 2006, Aerotransportes Mas de Carga S.A. sold 99% ownership of Sociedad Americonsult de Guatemala S.A.. As a result of this, the negative goodwill originated in the purchase of that investment was reversed to Income.

LAN Cargo Overseas Limited

On April 3, 2002, LAN Cargo Overseas Limited purchased 550,000 shares of Vimalcor S.A., which is incorporated in the Oriental Republic of Uruguay for ThUS$ 400 representing a 50% ownership interest. During December 2004, the entire interest in Vimalcor S.A. was sold, generating a loss of ThUS$ 307.

CAE Entrenamiento de Vuelo Chile Ltda. (formerly Fligth Training Center Chile S.A.)

During April 2004, LAN Airlines S.A., together with its subsidiary LAN Pax Group S.A., sold their interest’s in CAE Entrenamiento de Vuelo Chile S.A. for ThUS$ 1,877. This transaction generated a loss of ThUS$ 27.

LAN Pax Group S.A.

On April 13, 2005, LAN Pax Group S.A. acquired 49% ownership and obtained control of Inversora Cordillera S.A. On April 14, 2005, the newly acquired and consolidated subsidiary Inversora Cordillera S.A. acquired 95% ownership of Aero 2000 S.A. (currently LAN Argentina S.A.). In a separate transaction LAN Pax Group S.A. acquired an additional 2.45% of Aero 2000 S.A.. These transactions were accounted for as purchases resulting in ThUS$ 5,499 in goodwill allocated ThUS$ 4,815 to Inversora Cordillera S.A. and ThUS$ 684 to Aero 2000 S.A.

On November 16, 2005, in a separate transaction, LAN Pax Group S.A. and Inversora Cordillera S.A., both consolidated subsidiaries of the Company, formed the entity Siventas S.A. with LAN Pax Group S.A. having 95% ownership and Inversora Cordillera S.A. having 5% ownership. As of December 31, 2006 the capital for this entity had not been entirely contributed. Both companies are required to make capital contributions prior to 2008.

On December 23, 2005, LAN Pax group S.A. took part in the share increase offering of its consolidated subsidiary Inversora Cordillera S.A. It invested ThUS$ 281 maintaining its current ownership percentage of 49%. No goodwill was recorded.

On August 17, 2006, LAN Pax Group S.A., acquired 1.55% of LAN Argentina S.A. (ex - Aero 2000 S.A.) for ThUS$ 70 equivalent to 29.140 shares, increasing its ownership from 2.45% to 4%. Additionally, LAN Pax Group S.A. made a capital contribution increase of ThUS$ 94. This transaction generated goodwill amounting to ThUS$ 63.

On August 17, 2006, LAN Pax Group S.A. acquired 31% of Inversora Cordillera S.A. for ThUS$ 1,872 equivalent to 4,116,818 shares, increasing its ownership interest from 49% to 80%. In addition it made a contribution for capital increase for ThUS$ 7,488. As a result of this transaction, LAN Pax Group S.A. recorded goodwill amounting to ThUS$ 1,873.

On September 29, 2006, Atlantic Aviation Investments LLC was incorporated, where LAN Pax Group S.A. has 99% ownership (990 shares), equivalent to US$ 990.

On October 10, 2006, Perdiz Leasing Limited was incorporated, where LAN Pax Group S.A. has an ownership of 99% (99 shares), equivalent to US$ 99.

On December 22, 2006, LAN Pax Group S.A. and Inversora Cordillera S.A., both consolidated subsidiaries of the Company, took part in the share increase offering of LAN Argentina S.A. for ThUS$ 296 and ThUS$ 7,026, maintaining their current ownership percentage of 4% and 95%, respectively.

LAN AIRLINES S.A. AND SUBSIDIARIES

LAN Courier S.A.

On December 15, 2006, LAN Airlines S.A. sold its 99.99% ownership in LAN Courier S.A. to LAN Cargo S.A. and Inversiones LAN S.A. (99.98% and 0.01%, respectively), for ThUS$ 5,638, equivalent to 8,837,860 shares. On a consolidated basis no goodwill or negative goodwill was recognized for this transaction.

LAN Cargo S.A.

On November 4, 2005, LAN Airlines S.A. acquired 15,000 shares from its affiliated LAN Cargo S.A. increasing its ownership interest from 99.86462% to 99.88875%.

Note 11 - Advances for Purchases of Aircraft and other Deposits

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	224,520	211,204
Deposits on aircraft leases	10,020	9,037
Other deposits	3,313	3,047
Total	237,853	223,288

Note 12 - Other Assets

Other assets are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Unrealized losses on derivative contracts (1)	26,828	16,066
Deposits related to aircraft to be purchased or leased and others	7,493	8,526
Total	34,321	24,592

(1)  The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 13 - Other Liabilities And Provisions

Other liabilities and provisions are summarized as follows:

a) Other current liabilities

	At December 31,
	2006	2005
	(In thousands of US$)
Engine overhaul provision	44,433	58,737
Withholdings on employee salaries	7,870	8,022
Employee vacations	13,401	12,105
LAN Pass awards and LAN Corporate liability (frequent flyer mileage)	9,770	7,096
Accumulated losses in Florida West International Airways, Inc. (See Note 10)	50	128
Income taxes payable	1,530	481
Boarding fees	34,749	24,866
Others	16,217	13,464
Total	128,020	124,899

b) Provisions (long-term)

	At December 31,
	2006	2005
	(In thousands of US$)
Engine overhaul provision	36,395	101,826
Employee vacations	6,722	6,979
Others	2,775	8,472
Total	45,892	117,277

LAN AIRLINES S.A. AND SUBSIDIARIES

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 14 - Income Tax

a) Charges arising from income tax amount to ThUS$ 14,123, ThUS$ 1,261 and ThUS$ 970 in 2006, 2005 and 2004 respectively, and have been determined based on current local tax legislation.

b) Deferred income taxes

At December 31, 2006, the accumulated balances from deferred taxes originating from temporary differences were as follow:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,429	65	-	-
Provision for obsolescence of spare parts	2,960	-	-	-
Provision for vacations	2,099	1,203	-	-
Tax loss carry forwards	2	32,966	-	-
Property and equipment	-	449	-	-
Others	3,818	11,154	-	-
Gross deferred tax assets	13,308	45,837	-	-

Prepaid expenses	-	-	5,043	1,320
Unearned income	-	-	-	16,198
Property and equipment	-	-	-	126,893
Others	-	-	182	23,303

Gross deferred tax liabilities	-	-	5,225	167,714

Less: Complementary accounts	-	-	-	(8,645)
Deferred tax assets valuation allowance	(1,648)	(13,654)	-	-
Total	11,660	32,183	5,225	159,069

LAN AIRLINES S.A. AND SUBSIDIARIES

At December 31, 2005, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,073	-	-	-
Provision for obsolescence of spare parts	4,593	-	-	-
Provision for vacations	1,636	1,096	-	-
Tax loss carry forwards	8	33,274	-	-
Others	4,513	844	-	-
Gross deferred tax assets	14,823	35,214	-	-
Prepaid expenses	-	-	4,555	1,545
Unearned income	-	-	-	16,295
Property and equipment	-	-	-	97,194
Others	-	-	-	15,856
Gross deferred tax liabilities	-	-	4,555	130,890

Less: Complementary accounts	-	(393)	-	(8,883)
Deferred tax assets valuation allowance	(2,598)	(8,390)	-	-
Total	12,225	26,431	4,555	122,007

c) Effect on results

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
Current income tax expense	(14,123)	(1,261)	(970)
Deferred income tax expense	(32,545)	(26,688)	(27,323)
Other tax expense	(169)	(309)	-
Total	(46,837)	(28,258)	(28,293)

Note 15 - Balances and Transactions with Related Companies

a) Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	29	29
Florida West International Airways Inc.	Equity method investee	4,495	237
Choice Air Courier del Perú S.A.	Equity method investee	78	38
Concesionaria Chucumata S.A.	Equity method investee	-	185
Austral Sociedad Concesionaria S.A.	Equity method investee	-	287
Other	Common ownership	163	123
Total		4,765	899

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
Lufthansa LAN Technical Training S.A.	Equity method investee	211	305
Concesionaria Chucumata S.A.	Equity method investee	4	-
Austral Sociedad Concesionaria S.A.	Equity method investee	58	-
Sociedad Concesionaria Aerosur S.A.	Equity method investee	11	-
Other	Common ownership	17	22
Total		301	327

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	51	178
Florida West International Airway Inc.	Equity method investee	-	10,074
Total		51	10,252

LAN AIRLINES S.A. AND SUBSIDIARIES

b) The main transactions with related entities are summarized as follows:

			Amount
Company	Relationship	Description of transaction	2006	2005	2004
			(In thousands of US$)
Florida West International Airways Inc.	Equity method investee	Aircraft rents received	40,695	39,540	35,767
	LAN owns 25%	Line aircraft maintenance received	1,885	2,402	187
		Aircraft rents provided	31,401	21,898	20,498
		Others transactions provided	10,757	11,712	6,765
		Jet fuel payments	9,282	10,100	3,817
		Interline collection	7,292	2,568	2,808
		Other payments	3,826	690	3,579

Lufthansa LAN Technical Training S.A.	Equity method investee	Training received	708	905	372
	LAN owns 50%	Prepaid training hours	477	360	375
		Other payments	19	19	19

Inmobiliaria Parque San Luis Dos S.A.	Common ownership	Real estate transaction	-	-	15

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

Note 16 - Loans From Financial Institutions (Long-term)

Long-term loans from financial institutions are summarized as follows:

		Interest rate at	At December 31,
	Payable during the years	December 31, 2006%	2006	2005
			(In thousands of US$)
Loan in US dollars	2001 - 2012 (quarterly)	-	-	60,184
Loan in US dollars	2001 - 2013 (quarterly)	5.5645	126,362	137,641
Loan in US dollars	2002 - 2014 (quartely)	LIBOR+ 0.9707	116,976	122,729
Loan in US dollars	2002 - 2007 (quarterly)	LIBOR+1.4	7,706	8,248
Loan in US dollars	2005 - 2012 (quarterly)	LIBOR+1.25	22,971	26,180
Loan in US dollars	2005 - 2017 (quarterly)	LIBOR+ 0.9632	62,441	66,403
Loan in US dollars	2005 - 2017 (quarterly)	4.6760	143,765	153,693
Loan in US dollars	2006 - 2008 (quarterly)	LIBOR+ 0.4	60,530	-
Loan in US dollars	2006 - 2013 (quarterly)	4.9578	76,086	-
Loan in US dollars	2006 - 2018 (quarterly)	4.9823	504,128	-
Total			1,120,965	575,078

Less - current portion			89,883	53,104

Long - term portion			1,031,082	521,974

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 23 to the financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

Scheduled payments of long-term loans from financial institutions at December 31, 2006 are as follows:

Payments during the years
ended December 31,	(In thousands of US$)
2008	153,152
2009	88,619
2010	92,879
2011	97,327
2012 - 2016	439,716
2017 - 2018	159,389
Total	1,031,082

Note 17 - Securitization Obligation

Effective March 30, 1999, the Company signed a contract with Pelican Finance Ltd. for the securitization of future credit card receivables aggregating ThUS$ 60,000 originating from certain ticket agents in the United States. At December 31, 1999, the Company had received the entire proceeds of ThUS$ 60,000 which were reported as a securitization obligation on the balance sheet. The terms of this contract are for the years between 2001 and 2006 with an annual financial cost of 6.82%.

As of March 31, 2006, the commitments regarding the abovementioned contracts with Pelican Finance Ltd. are totally terminated.

On August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.96% At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

Payments during the years
ended December 31,	(In thousands of US$)
2008	12,826
2009	6,752
Subtotal	19,578
Current portion - 2007	11,970
Total	31,548

Note 18 - Leasing Obligations

As indicated in Note 9, at December 31, 2005, the Company financed forty-four jet aircraft pursuant to operating leases and six jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006, were as follows:

LAN AIRLINES S.A. AND SUBSIDIARIES

	Operating
Payable during the year ending	leases	Capital
December 31,	(aircraft)	leases
	(In thousands of US$)
2007	147,635	51,971
2008	131,910	53,335
2009	105,883	54,392
2010	91,301	44,357
2011	90,849	20,275
2012 - 2016	168,107	21,002
2017 - 2021	-	8,422
Total minimum lease payments	735,685	253,754

Less: Amount representing interest		(34,251)
Present value of minimum lease payments		219,503
Less: Current portion of obligation		(43,070)
Long-term portion of leasing obligations		176,433

Aircraft operational lease expenses recorded in the Consolidated Statement of Income amounted to ThUS$ 157,681, ThUS$ 148,202 and ThUS$ 132,425 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 19 - Shareholders’ Equity

a) Changes in Shareholders’ equity

The changes in shareholders’ equity during 2004, 2005 and 2006 were as follows:

				Retained earnings
	Number	Common		Accumulated	Interim	Net income
	of shares	stock	Reserves	earnings	dividends	for the year	Total
	(In thousands of US$ except Number of shares)
Balances at December 31, 2003	318,909,090	134,303	2,620	167,085	(34,999)	83,555	352,564
Transfer of net income from prior year	-	-	-	83,555	-	(83,555)	-
Final dividends paid	-	-	-	(41,775)	34,999	-	(6,776)
Interim dividends	-	-	-	-	(74,783)	-	(74,783)
Net income for the year 2004	-	-	-	-	-	163,552	163,552
Balances at December 31, 2004	318,909,090	134,303	2,620	208,865	(74,783)	163,552	434,557

Transfer of net income from prior year	-	-	-	163,552	-	(163,552)	-
Final dividends paid	-	-	-	(81,777)	74,783	-	(6,994)
Interim dividends	-	-	-	-	(71,451)	-	(71,451)
Net income for the year 2005	-	-	-	-	-	146,601	146,601
Balances at December 31, 2005	318,909,090	134,303	2,620	290,640	(71,451)	146,601	502,713

Transfer of net income from prior year	-	-	-	146,601	-	(146,601)	-
Final dividends paid	-	-	-	(73,294)	71,451	-	(1,843)
Interim dividends	-	-	-	-	(115,850)	-	(115,850)
Net income for the year 2006	-	-	-	-	-	241,300	241,300
Balances at December 31, 2006	318,909,090	134,303	2,620	363,947	(115,850)	241,300	626,320

LAN AIRLINES S.A. AND SUBSIDIARIES

b) Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both December 31, 2005 and 2006 and corresponds to 318,909,090 shares without par value.

c) Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64
Total	2,620	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d) Dividends

At the Annual General Meeting held on April 30, 2004, the shareholders agreed to distribute a final dividend amounting to US$ 0.130995 per share meaning that, after deducting the interim dividends distributed during August and October amounting to US$ 0.03632 and US$ 0.073425 per share respectively, a balance of US$ 0.02125 per share for a total of ThUS$ 6,776 was to be paid during May 2004.

On August 4, 2004, during an Extraordinary Board of Directors meeting, an interim dividend of US$ 0.12475 per share for a total of ThUS$ 39,785 was agreed upon.

On November 30, 2004, the Board of Directors agreed to pay, an interim dividend of US$ 0.10974 per share for a total of ThUS$ 34,998.

At the Annual General Meeting held on April 29, 2005, the shareholders agreed to distribute a final dividend amounting to US$ 0.25642373 per share after deducting the interim dividends distributed during August and December amounting to US$ 0.12475 and US$ 0.10974 per share, respectively. A remaining balance of US$ 0.02192745 per share was paid during May 2005.

At a meeting of the Board of Directors held on August 2, 2005, the directors agreed to distribute an interim dividend of US$ 0.11430 per share with respect to net income for 2005.

At a meeting of the Board of Directors held on January 31, 2006, the directors agreed to distribute an interim dividend of US$ 0.10975 per share with respect to net income for 2005. These dividends will be paid during March, 2006 and they are classified in Dividends Payable at December 31, 2005.

At the Annual General Meeting held on April 28, 2006, the shareholders agreed to distribute a final dividend amounting to US$ 0.22983 per share after deducting the interim dividends distributed during August 2005 and January 2006 amounting to US$ 0.11430 per share and US$ 0.10975 per share, respectively. A remaining balance of US$ 0.00578 per share was paid during May 2006.

At a meeting of the Board of Directors held on July 24, 2006, the directors agreed to distribute an interim dividend of US$ 0.15071 per share with respect to net income for 2006.

At a meeting of the Board of Directors held on December 26, 2006, the directors agreed to distribute an interim dividend of US$ 0.21256 per share with respect to net income for 2006. These dividends are classified in Dividends Payable at December 31, 2006.

LAN AIRLINES S.A. AND SUBSIDIARIES

e) Major shareholders

The major shareholders of the Company at December 31, 2006, were as follows:

Percentage of
Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	27.01
Axxion S.A.	20.64
The Bank of New York. (on behalf of ADR holders)	13.65
Total	61.30

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.34% ownership) entered into a management and control agreement. At December 31, 2006 this agreement is still in effect.

Note 20 - Other Operating Revenues

The Other revenues were comprised of the following:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Aircraft leases	30,991	23,806	40,123
Logistics and couriers	44,381	39,932	19,906
Ground services	19,968	18,842	13,468
Duty free	16,701	15,602	12,288
Storage and customs brokerage	10,925	10,689	8,947
Others	24,891	26,445	29,508
Total	147,857	135,316	124,240

Note 21 - Operating Expenses

Wages and benefits are summarized as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Flight personnel	134,542	110,298	85,739
Maintenance personnel	51,242	41,549	29,635
Ground personnel	69,905	73,800	63,029
Administrative and corporate employees	187,278	145,949	114,420
Total	442,967	371,596	292,823

Other operating expenses include general and administrative expenses such as rents, insurance and other expenses of ThUS$ 139,942 in 2006, ThUS$ 121,618 in 2005 and ThUS$ 97,036 in 2004.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 23,459 in 2006, ThUS$ 19,490. in 2005 and ThUS$ 15,607 in 2004.

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 22 - Other Income (Expense) - Net

Other income (expense) - net for each year are summarized as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Non-operating income:
Effect of accounting change mentioned in Note 3	40,344	-	-
Swap fuel contracts	12,903	51,480	46,529
Foreign currency transactions (net)	5,536	6,004	2,353
Earnings on investments (equity method)	598	583	327
Other	3,988	5,296	2,443
Total	63,369	63,363	51,652

Non-operating expenses:
Amortization of goodwill	(3,318)	(3,218)	(3,134)
Losses on investments (equity method)	-	-	(576)
Non-recurring indemnities paid to employees (1)	(11,747)	-	-
Provision for retirement of Boeing 737 Aircrafts (2)	(8,100)	-	-
Other	(3,091)	(1,911)	(2,780)
Total	(26,256)	(5,129)	(6,490)

Other income (expense) - net	37,113	58,234	45,162

(1) During 2006, the Company made the decision to restructure its operations and processes reducing its workforce. This restructuring resulted in non-operating expenses of ThUS$ 11,747 due to the payment of indemnities to terminated employees. The Company does not anticipate any further costs associated with this restructuring.

(2) With regard to these Boeing 737 aircraft, it was determined that it is more likely than not that such aircraft will be disposed of prior to the end of their useful life. Accordingly, a provision was established. See also Notes 6 and 9. The Company performed an impairment test on these aircraft as events and circumstances indicated that the assets may be impaired and undiscounted cashflows estimated to be generated were less than the book values.

Note 23 - Commitments and Contingencies

At December 31, 2006 and 2005, the Company had granted the following mortgages, liens and guarantees: Direct Guarantees (In thousands of US$):

	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
Type of Guarantee	Type	Book Value	2006	2005
Mortgage, and pledge guarantee	Aircraft and motors	1,164,614	1,052,729	566,830
Mortgage	Building	9,038	7,706	8,248
Pledge	Spare parts	331	-	-

Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Celestial Aviation Trading 16 Limited due to an Aircraft Lease Agreement (“Lease”) between LAN Cargo S.A. and Celestial Aviation Trading 16 Limited. The Company guarantee is valid until the letter of credit expiration date (April 25, 2007) and was required by Celestial Aviation Trading 16 Limited, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should LAN Cargo S.A. not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

LAN AIRLINES S.A. AND SUBSIDIARIES

Commitments

On March 20, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is ThUS$ 840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft.

In August 1999, the Company entered into a purchase agreement for seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). As of December 31, 2006, four of these aircraft have been received, one was canceled (see next paragraph). The estimated maximum cost for the two remaining aircraft is ThUS$ 230,000.

During November 2003, the Company agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2005. At the same time, it exercised call options for three Airbus A319 aircraft. Additionally, all future deliveries of Airbus A320’s were changed for Airbus A319’s.

On November 11, 2004, the Company entered into a purchase agreement with The Boeing Company to acquire four additional aircraft of the 767-300 family with delivery during 2006. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. These aircraft were received during 2006.

On April 28, 2005, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. One of this aircraft was received during 2006, the two remaining aircrafts are scheduled for delivery during 2007 and the estimated maximum cost is ThUS$ 300,000.

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft for a total of ThUS$ 450,000. One of these aircraft is for passengers and the Company has the flexibility to choose between passenger or freighter for the remaining two aircraft. The delivery is scheduled for 2007 and 2008.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the agreement signed on March 20, 1998. This amendment is related to the purchase of thirty two new Airbus family aircraft (with an option to purchase an additional fifteen aircraft in the future). Such aircraft are expected to be delivered during 2007 and 2008. The approximated cost for this purchase is ThUS$ 960,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2007 and 2008.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2009.

Contingencies

At December 31, 2006, the Company was a defendant in one labor dispute filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2006, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by the Company to finance the Boeing 767 aircraft that are financed by the Export - Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

LAN AIRLINES S.A. AND SUBSIDIARIES

The loan agreement with BBVA - Banco Bhif has placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by the Company to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the securitization contract with Pelican Finance Ltd. in August 2002, there are certain restrictions on the use of the future cash flows which have been securitized.

As of December 31, 2006, the Company was in compliance with all covenants.

Other

At December 31, 2006, the Company had approved credit lines in the amount of ThUS$ 268,950. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries and (b) bank credit letters issued in favor of the local air administration or the Chilean Government.

Note 24 - Foreign Currencies

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Assets denominated in :
Chilean pesos	131,908	79,881
Other currencies	110,428	66,359
Total	242,336	146,240

Liabilities denominated in:
Chilean pesos	63,302	61,092
Other currencies	101,831	37,469
Total	165,133	98,561

LAN AIRLINES S.A. AND SUBSIDIARIES

Note 25 - Segment Reporting

The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures About  Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available that is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company considers that it has one reportable segment. The Company‘s operating revenues by geographic region are summarized below:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Domestic (Chile)	414,587	428,644	332,890
North America	1,336,548	1,194,996	1,099,936
South America (excluding Chile)	867,620	619,860	458,594
Europe	266,660	158,544	146,143
Pacific	148,545	104,309	55,382
Total	3,033,960	2,506,353	2,092,945

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

Note 26 - Subsequent Events

a) At an Extraordnary Shareholder’s Meeting held on January 26, 2007, the Shareholders agreed the following:

- Increase capital by issuing 7,500,000 shares, at a price and in accordance with other conditions to be determined;

- Designate a portion of the abovementioned capital increase to compensation plans, in accordance with article 24 of Law 18,046;

- Amend the bylaws of the Company to reflect the resolutions adopted during the above Shareholder´s Meeting;

- Authorize the Board of Directors of the Company to request the registration of the shares representing the capital increase with the Registry of the Superintendent of Securities and Insurance; to proceed with the settlement of the shares; and to agree on the terms pertaining to the compensation plans mentioned above.

b) At an Extraordnary meeting of the Board od Directors held on March 7, 2007, the Board of LAN Airlines S.A. agreed to summon an Extraordinary Shareholders Meeting to take place on April 5, 2007 immediately following the Ordinary Shareholders Meeting of the Company, which takes place at 11:00 a.m., to discuss the following subjects:

- To annul the increase in capital by 7,500,000 (seven million five hundred thousand) payable shares, agreed upon by the Extraordinary Meeting of Shareholders that took place on January 26, 2007.

- To increase the capital stock of LAN Airlines S.A. via the issuance of 22,090,910 (twenty-two million ninety thousand nine hundred ten) payable shares, at the price and additional conditions that the Shareholders Meeting agrees upon. Let it be known that the Board of Directors of the Company intends to place part of this increase in capital in foreign stock markets, by way of the mechanism of American Depository Receipts, also known as ADRs.

- To assign one part of the stated increase in capital to the compensatory plan described in the terms of article 24 of the law 18,046.

LAN AIRLINES S.A. AND SUBSIDIARIES

- To modify the bylaws in order to adjust them to the framework adopted by the Meeting.

- To empower the Board of Directors of the Company to request the registration of the shares representative of the increase in capital, in the Registry of Securities of the Superintendence of Securities and Insurance; to proceed with the placement; and to agree to the terms of the compensatory plan previously mentioned.

c) The Company has no other knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financials statements.

Note 27 - Differences Between Chilean and United States Generally Accepted Accounting Principles

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

a) Deferred income tax

As discussed in Note 14, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 n) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

b) Goodwill

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company was recorded as goodwill (the book value purchase method), which was then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment was considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

LAN AIRLINES S.A. AND SUBSIDIARIES

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, “Goodwill and Other Intangible Assets” establishes the following:

• The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

• The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

• Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.

• All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization was ceased for US GAAP purposes beginning in 2002.

As discussed in Note 10, the Company has made a number of acquisitions. Acquisitions made prior to December 31, 2003, were recorded pursuant to the book value purchase method for Chilean GAAP purposes. For these acquisitions there were no significant differences in the allocation of the purchase price or the determination of goodwill between the book value purchase method in accordance with Ch ilean GAAP and the purchase accounting method required pursuant to SFAS No. 141 in accordance with US GAAP. For acquisitions after December 31, 2003 the fair value purchase method is used for both Chilean GAAP and US GAAP. However, under Chilean GAAP certain differences may occur in the identification of intangible assets and goodwill. The companies acquired since January 1, 2004 are not material to the consolidated financial position of the Company and therefore adjustments to the purchase price allocation and pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not presented.

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 m) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component (based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, and goodwill is determined in a manner similar to a consolidated subsidiary based on proportionate ownership. No disclosure has been presented for the effect of the reclassification between goodwill as determined under Chilean GAAP for equity method investments and goodwill determined under US GAAP as the effect of this reclassification is not significant.

The effects of reclassifying negative goodwill for the acquisitions prior to December 31, 2003 as determined under Chilean GAAP to proportionately reduce the values assigned to the non-current assets acquired in accordance with US GAAP are not significant.

c) Revaluation of property and equipment

As mentioned in Note 2 k), certain property and equipment are valued in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. Assets that were subjected to appraisals have been fully depreciated or are no longer owned by the Company. Accordingly, there is no impact on US GAAP results and no adjustments recorded.

LAN AIRLINES S.A. AND SUBSIDIARIES

d) Minimum dividend

As required by the Chilean Companies Act. unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2006 and 2005, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e) Equity method of accounting and Consolidation

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity´s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and effective for reporting periods after March 15, 2005 for transactions entered into prior to February 1, 2003.

Relative to the Company’s investments in related companies, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

f ) Monetary correction of subsidiaries

As indicated in Note 2 d), the Chilean peso financial statements of certain of the Company’s Chilean subsidiaries are restated through the application of price-level restatements in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics. The financial statements of such Chilean subsidiaries are then remeasured to US dollars at the exchange rates prevailing on December 31 of each year.

The inclusion of price-level restatements when the US dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not significant and accordingly the effects of reversing the price-level restatement are not included in the reconciliation of net income and net equity accounts to US GAAP in paragraph 1 n) below.

g) Investment securities

Under Chilean GAAP, investments in bonds held by the Company are carried at the lower of cost plus accrued interest or market value.

Under Chilean GAAP, mutual funds are stated at market value based on year-end quoted values and unrealized gains and losses are recorded in the current year Consolidated Statement of Income. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity

Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

LAN AIRLINES S.A. AND SUBSIDIARIES

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The Company’s investments in bonds are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 n) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

h) Presentation in Statement of cash flows

Under Chilean GAAP, payments of leasing obligations subsequent to the date of purchase are treated in the Consolidated Statement of Cash Flows as additions of property and equipment and classified as cash outflows from investing activities. Under US GAAP, incurring directlyrelated debt to the seller of property and equipment is a financing transaction and subsequent payments of principal on that debt are thus considered to be cash outflows from financing activities.

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2006	2005	2004
	(In thousands of US$)
Net cash provided by (used in) financing activities under Chilean GAAP	503,717	177,888	(134,768)
Loans repaid	(33,559)	(38,180)	(11,504)
Net cash provided by (used in) financing activities under US GAAP	470,158	139,708	(146,272)
Net cash provided by (used in) investing activities under Chilean GAAP	905,746	(560,422)	(152,869)
Acquisitions of property and equipment	33,559	38,180	11,504
Net cash provided by (used in) investing activities under US GAAP	939,305	(522,242)	(141,365)

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Cash	9,565	11,733	11,620
Time deposits	148,663	34,519	179,715
Defined-term mutual funds (included in Marketable Securities)	39,654	65,019	25,533
Other current assets	1,614	-	-
Total	199,496	111,271	216,868

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2006. The Company made cash payments for interest of ThUS$ 60,107, ThUS$ 39,740 and ThUS$ 38,689 for the years ended 2006, 2005 and 2004, respectively. The Company made tax payments of ThUS$ 49,846, ThUS$ 37,357 and ThUS$ 29,554 for the years ended 2006, 2005 and 2004, respectively.

i ) Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2006, 2005 and 2004 are classified as Other income (expense) - net whereas under US GAAP they would be recorded within continuing operations:

LAN AIRLINES S.A. AND SUBSIDIARIES

	Year ended December 31,
	2006	2005	2004
		(In thousands of US$)
Non-operating income (1):
Swap fuel contracts	12,903	51,480	46,529
Total	12,903	51,480	46,529

Non-operating expenses:
Provision for retirement of Boeing 737 Aircraft (2)	8,100	-	-
Non-recurring indemnities paid to employees (2)	11,747	-	-
Total	19,847	-	-

(1) The Company recorded a ThUS$ 40.3 cumulative effect for a change in accounting principles as Non-operating income in 2006 for Chilean GAAP. This is adjusted for and included in the US GAAP reconciliation in Note 2 (n).

(2) See Note 22

j ) Internal use software

As mentioned in Note 2 k), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 n) below.

k) Recognition of tax loss carryforwards

At December 31, 2000, LAN Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. LAN Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and LAN Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, LAN Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without being utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill, As a result, the US GAAP reconciliation in paragraph 1 n) below includes an adjustment to decrease goodwill on the purchase of LAN Perú in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

l ) Derivative financial instruments

The Company uses interest rate swap and cap agreements to reduce its exposure from variable interest bearing liabilities and commitments. It also enters into commodity (jet fuel and West Texas intermediate) swap and call contracts to fix the price for a given quantity of the aforementioned commodity, and “costless collars” which are a combination of call and put options so as to ensure a price range for jet fuel. In order to reduce the impact of foreign exchange rate fluctuations, the Company enters into foreign exchange hedge contracts.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (TB 57). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

LAN AIRLINES S.A. AND SUBSIDIARIES

Contracts to cover recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a) If the net effect is a loss, it should be recognized in earnings in the period of change.

b) If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c) If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d)  If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs. For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

As indicated below in paragraph 2 f), the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 n) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 f).

m) Change in accounting policy for maintenance costs

As mentioned in Note 2 p), the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. This change in accounting principle for Chilean GAAP was preferable, and in line with industry practice. The effect of this change was recorded prospectively under Chilean GAAP and resulted in an approximate US$ 40.3 million increase in Non-operating income for 2006.

For Chilean GAAP, the Company effectively changed the accounting for heavy aircraft and engine maintenance costs on owned aircraft from the accrual method to the deferral method. In the recently issued FASB Staff Position No. AUG AIR-1 (“FSP AIR-1”), the FASB also eliminates the use of the accrual method for US GAAP effective January 1, 2007. This FSP AIR-1 allows for early adoption. The Company also changed its accounting principle for heavy aircraft and engine maintenance costs on owned aircraft to the deferral method. The Company will adopt the FSP AIR-1 for leased aircraft in 2007, and is still evaluating the impact of this adoption to the US GAAP results of operation and financial position.

LAN AIRLINES S.A. AND SUBSIDIARIES

For US GAAP, the Company has retrospectively applied the use of the deferral method to prior periods´ financial statements. The cumulative effect of the accounting change on periods prior to the fiscal year ended December 31, 2004 are reflected in the carrying amounts of assets and liabilities as of the beginning as of January 1, 2004. An offsetting adjustment has been made to the opening balance of retained earnings as of January 1, 2004. The effects of this change in accounting policy are shown below and under paragraph 1 n). The effect of this change on the 2006 US GAAP results was a decrease in net income of approximately US$ 40.3 million. The cumulative effect on the 2004 beginning Shareholders´equity balance was an increase of US$ 38.7 million.

The following financial data show the effect of the retrospective application of this change in accounting principle under US GAAP:

	2004
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet :
Property and equipment (net)	958,667	978,974
Provisions	(100,679)	(159,615)

Income statement:
Depreciation and amortization	(76,840)	(77,443)
Aircraft maintenance	(116,621)	(120,818)
Total operating expenses	(1,874,314)	(1,874,316)
Operating income	218,631	218,629
Income tax	(34,895)	(34,079)
Net Income	164,689	160,703

	2005
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet :
Property and equipment (net)	1,232,829	1,252,270
Provisions	(102,118)	(160,563)

Income statement:
Depreciation and amortization	(72,111)	(80,456)
Aircraft maintenance	(96,682)	(132,198)
Total operating expenses	(2,355,481)	(2,313,237)
Operating income	150,872	193,116
Income tax	(25,610)	(25,335)
Net Income	156,312	154,970

LAN AIRLINES S.A. AND SUBSIDIARIES

n) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	241,300	146,601	163,552
Deferred income tax provision (par. 1 a)	8,311	2,648	(6,602)
Purchase accounting adjustments of property and equipment on LAN Cargo S.A (Ex LAN Chile Cargo	(64)	(64)	(64)
S.A.) acquisition (par. 1 b)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	120	-	414
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	(2,080)	2,233	(606)
Ineffectiveness of cash flow hedges of interest rate cap contracts (par. 1 l and par. 2 f)	(890)	-	-
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 l and par.	59	59	59
2 f)
Reversal of goodwill and its amortization (par. 1 b)	3,318	3,218	3,134
Effect of change in accounting policy (par. 1 m)	(40,344)	1,617	4,802
Net income in accordance with US GAAP	209,730	156,312	164,689

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 l and par. 2 f )	(11,259)	9,441	4,179
Jet fuel swaps (par. 1 l and par. 2 f)	(12,454)	(6,344)	446
Treasury rate lock (par. 1 l and par. 2 f)	471	471	471
Unrealized gain on investment (par. 2 b)	(8,205)	(2,233)	10,565
Other comprehensive income (loss) before taxes	(31,447)	1,335	15,661
Income tax (expense) benefit related to items of other
comprehensive income (par. 1 a)	5,346	(227)	(2,663)
Comprehensive income in accordance with US GAAP	183,629	157,420	177,687

LAN AIRLINES S.A. AND SUBSIDIARIES

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	626,320	502,713	434,557
Deferred income tax provision (par. 1 a)	(14,496)	(22,807)	(25,455)
Purchase accounting adjustments of property and equipment arising from LAN Cargo S.A. (Ex LAN Chile Cargo S.A.) acquisition (par. 1 b)	428	492	556
Reversal of utilization of tax loss carryovers in Perú (par. 1 k)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	120	-	-
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	(890)	2,080	(153)
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization ) (par. 1 l and par. 2 f)	(147)	(206)	(265)
Difference in purchase accounting adjustments (par. 1 b)	(20,814)	(20,814)	(20,814)
Amortization of goodwill basis differences pre-SFAS 141 (par. 1 b)	8,201	8,201	8,201
Reversal of amortization of goodwill under chilean gaap subsequent to implementation of SFAS 141 (par. 1 b)	16,085	12,767	9,549
Effect of change in accounting principle (par. 1 m)	-	40,344	38,727

Shareholders’ Equity in accordance with US GAAP	614,319	522,282	444,415

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Beginning accumulated other comprehensive loss	4,471	3,363	(9,635)
Other comprehensive income (loss), net of income tax	(26,101)	1,108	12,998
Accumulated other comprehensive income (loss) in accordance with US GAAP	(21,630)	4,471	3,363

Total shareholder ’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	592,689	526,753	447,778

LAN AIRLINES S.A. AND SUBSIDIARIES

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands
of US$
Balance at December 31, 2003	351,650
Distribution of final 2003 dividend	(6,776)
Distribution of interim 2004 dividend	(74,783)

Other comprehensive income :
Gain from fair value of cash flow hedges	5,096
Unrealized gain on investment	10,565
Income tax expense related to items of other comprehensive income	(2,663)
Net income for the year	164,689
Balance at December 31, 2004	447,778

Balance at December 31, 2004	447,778
Distribution of final 2004 dividend	(6,994)
Distribution of interim 2005 dividend	(71,451)

Other comprehensive income :
Gain from fair value of cash flow hedges	3,568
Unrealized gain on investment	(2,233)
Income tax expense related to items of other comprehensive loss	(227)
Net income for the year	156,312
Balance at December 31, 2005	526,753

Balance at December 31, 2005	526,753
Distribution of final 2005 dividend	(1,843)
Distribution of interim 2006 dividend	(115,850)

Other comprehensive income :
Gain from fair value of cash flow hedges	(23,242)
Unrealized gain on investment	(8,205)
Income tax expense related to items of other comprehensive loss	5,346
Net income for the year	209,730
Balance at December 31, 2006	592,689

LAN AIRLINES S.A. AND SUBSIDIARIES

2. Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2006	2005	2004
			(In US$)
Earnings per share under Chilean GAAP	0.76	0.46	0.51
Basic and diluted earnings per share under US GAAP	0.66	0.49	0.52

Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,909	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

b) Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross Unrealized gains		Gross Unrealized losses		Fair Value
	2006	2005	2006	2005	2006	2005	2006	2005
	(In thousands of US$)
Bonds	20,415	47,964	204	8,409	-	-	20,619	56,373

Total securities available for sale	20,415	47,964	204	8,409	-	-	20,619	56,373

c) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Current income tax expense	(14,123)	(1,261)	(970)
Deferred income tax expense	(24,403)	(24,349)	(33,925)
Total provision under US GAAP	(38,526)	(25,610)	(34,895)

LAN AIRLINES S.A. AND SUBSIDIARIES

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Unearned income	(16,198)	(16,295)	(11,480)
Prepaid expenses	(6,363)	(6,100)	(7,405)
Property and equipment	(156,405)	(120,509)	(113,055)
Others	-	(7,774)	(7,272)
Gross deferred tax liabilities	(178,966)	(150,678)	(139,212)

Allowance for doubtful accounts	4,494	4,073	3,735
Tax loss carryforwards	32,968	33,282	46,752
Provision for vacations	3,302	2,732	2,517
Provisions for obsolescence of spare parts	2,960	4,593	3,814
Other	20,178	5,357	5,835
Gross deferred tax assets	63,902	50,037	62,653
Deferred tax assets valuation allowance	(15,302)	(10,988)	(10,803)
Net deferred tax liabilities	(130,366)	(111,629)	(87,362)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(42,204)	(30,573)	(33,929)
Increase (decrease) in rates resulting from :
Non-taxable income	5,618	5,967	2,400
Non-deductible items	(1,371)	(334)	(271)
Change in valuation allowance	(4,314)	(185)	(3,305)
International income tax differences	3,022	(313)	548
Increase in Chilean tax rates (effect on deferred income tax)	-	-	-
Other	723	(172)	(338)
Provision for income taxes at effective tax rates	(38,526)	(25,610)	(34,895)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally LAN Cargo S.A.) have tax loss carryforwards aggregating ThUS$ 79,589 at December 31, 2006 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$ 13,530.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 32,678 at December 31, 2006 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 11,437 at December 31, 2006 and a 55% valuation allowance has been provided.

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$ 10,662 at December 31, 2006 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset is ThUS$ 3,625 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

LAN AIRLINES S.A. AND SUBSIDIARIES

LAN Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 6,607 at December 31, 2006 which have expiration dates between three and five years after the year of the loss. The related deferred tax asset is ThUS$ 1,651 and a 100 % valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years ..

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 4,789 at December 31, 2006 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,628 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 3,227 at December 31, 2006 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset was ThUS$ 1,097 at December 31, 2006.

d) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2006, 2005 and 2004 for which it is practicable to estimate that value.

Cash, time deposits and Marketable securities:

Cash, time deposits and marketable securities are stated at their carrying amount, which is equivalent to fair value.

Other assets:

The fair value of long-term accounts receivable included within Other assets was estimated using the interest rate the Company would pay for similar credit.

Short and long-term debt:

The fair value of short and long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

Financial instruments:

The fair value of swap fuel contracts (used in hedging of fuel prices) is the estimated amount that the Company would receive or pay to terminate the agreements at the balance sheet date taking into account current fuel prices and the current creditworthiness of the counterparties.

The fair value of the interest rate agreements is based on estimated mid-market valuations. Such mid-market values attempt to approximate the economic value at the balance sheet date of a position using prices and rates at the average of the estimated bid and offer for the respective underlying assets or reference rates and /or mathematical models, as deemed appropriate by the Company. In the absence of sufficient or meaningful market information, such valuations or components thereof may be theoretical in whole or in part.

LAN AIRLINES S.A. AND SUBSIDIARIES

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2006		At December 31, 2005
	US GAAP	Fair	US GAAP	Fair
	Carrying amount	Value	Carrying amount	Value
	(In thousands of US$)
Cash	9,565	9,565	11,733	11,733
Time deposits	148,977	148,977	34,519	34,519
Marketable securities	60,273	60,273	121,392	121,392
Current portion of long-term loans	89,883	125,946	53,104	68,351
Current portion of other long-term obligations	55,040	49,607	45,687	52,209
Bank loans (long-term)	1,031,082	928,302	521,974	479,416
Other liabilities (long-term)	196,011	170,417	192,700	164,075

Financial instruments :
Interest rate Derivatives	(21,731)	(21,731)	(10,472)	(10,472)
Swap fuel contracts	(4,244)	(4,244)	11,180	11,180

e) Concentration of credit risk

The Company’s accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, the Company does not believe that it is subject to any significant concentration of credit risk.

f ) Financial instruments

Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); (3) a foreign currency fair value or cash flow hedge (a “foreign currency” hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a “trading” or “non-hedging” instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable rate asset or liability are recorded in earnings).

Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a foreign currency hedge is recorded in either current period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment account within other comprehensive income. Changes in the fair value of derivative trading and non-hedging instruments are reported in current period earnings.

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is “embedded” therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Company could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument.

LAN AIRLINES S.A. AND SUBSIDIARIES

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Derivative instruments and hedging activities

The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Financial instruments: fuel price risk management

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude and global political factors. In order to minimize the risk of jet fuel price fluctuations, the Company enters into swap and option contracts in the jet fuel market or the West Texas intermediate (WTI) market. The decision to enter into hedge contracts in the jet fuel or WTI market depends on the relative price of each commodity at the supposed trade date.

The Company enters into swap, call and put option contracts in order to fix or limit (depending on the case) the market price at a certain level for a given quantity of the above mentioned commodities. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as forecasted transactions for Chilean GAAP purposes.

As of December 31, 2006, the Company had no ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. At December 31, 2005 the Company had ineffective hedges amounting to ThUS$ 2,080 which were recorded directly in earnings. This ineffectiveness was based on the correlation of the projected market price of the underlying asset against the projected price of future fuel purchases and was recorded in earnings for US GAAP purposes in 2005.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Hedged Gallons (million gallons)	149	176	118
Gain on fuel hedge contracts (ThUS$)	12,903	51,480	46,529
Fair value of fuel hedge contacts (ThUS$)	(4,244)	11,180	15,291

For Chilean GAAP purposes, gains and losses on the hedging contracts referred to above are recognized as a component of Other income (expense) -net when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel being hedged is consumed.

LAN AIRLINES S.A. AND SUBSIDIARIES

Financial instruments: Interest rate risk management

The Company is exposed to the fluctuactions of the LIBOR interest rates, due to the financing of certain aircraft. In order to reduce this exposure, the company decided to hedge a high percentage of its debt through the use of interest rate swaps and interest rate options.

In May 1999, the Company entered into an interest rate swap contract with a financial institution for a notional amount of ThUS$50,000 to convert from floating rate (Libor based) to fixed rate for a period of five years. Pursuant to the contract, the Company paid or received, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of the contract. This contract expired in 2004. The loss on the contract during 2003 was ThUS$ 1,531 and the fair value at December 31, 2003, was estimated at a loss of ThUS$ 414. This swap was not considered to qualify for a hedge relationship and accordingly was not designated as a hedge. Therefore, the fair value of the swap at December 31, 2003, of ThUS$ (414) was charged to the results of operations for US GAAP purposes instead of as a charge to Other comprehensive income (loss) (see paragraph 1 n).

In May 2001 the Company also entered into six receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of ThUS$ 330,608. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. In October 2005, the Company entered into two interest rate swap contracts in order to hedge the Libor exposure of the financing of two A319-100 aircraft delivered in 2005. During the first quarter of 2006 the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately ThUS$ 46,697. Additionally, in May 2006 the Company entered into 24 interest rate swap contracts in order to hedge the Libor exposure of the financing of 20 A318-100 and 4 A320-200 aircraft to be delivered in 2007 and 2008. In June 2006, the Company entered into 8 interest rate swap contracts in order to hedge the Libor exposure of the financing of 8 B767-300 ER aircraft to be delivered in 2007 and 2008.

The fair value and the losses of these swap contracts for the years ending December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Losses on interest rate swap contracts (ThUS$)	(1,138)	(5,783)	(10,969)
Fair value of interest rate swap contracts (ThUS$)	(18,538)	(4,719)	(13,608)

During July 2003, the company entered into four interest rate cap contracts for a total notional amount of ThUS$ 127,753. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at ThUS$ 1,484.

During the same month, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year end amounted to ThUS$ 890.

During April 2004, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year end amounted to ThUS$ 278.

During 2005, the Company entered into three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and one delivered in 2006. The fair value of these contracts at year end amounted ThUS$ 324.

Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. The amount of ineffectiveness was ThUS$ 890 and is recorded in earnings for US GAAP purposes. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

LAN AIRLINES S.A. AND SUBSIDIARIES

At December 31, 2006, the Company received payment from some of the eleven aforementioned caps. The premium on the caps is being amortized throughout the term of each contract for Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to “lock in” a desired interest rate and hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables originating from certain ticket agents in the United States, as described in Note 17 to these financial statements. The contract was classified as a cash flow hedge of a forecasted transaction for US GAAP purposes and as a hedge of an forecasted transaction for Chilean GAAP purposes.

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$ 3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. During 2002 and for US GAAP purposes, the Company recognized a net loss of ThUS$ 402 which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$ 3,219, which is being amortized over the life of the securitization contract (82 months). During 2006, the Company recognized an amortization charge for this concept amounting to ThUS$ 471 under US GAAP, (ThUS$ 471 during 2005 and ThUS$ 471 during 2004). The deferred loss on the hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes. The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l n) above

As a result of those hedging activities, the Company has 95.8% of its interest rate exposure hedged.

Financial instruments: foreign currency exchange rates

The company conducts business in local currencies in several countries and accordingly faces the risk of variation in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on the Company because it has revenues and receivables denominated in those currencies. As a part of its risk management policy, the Company regularly monitors its exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of the foreign exchange rate fluctuations, the Company enters from time to time into foreign exchange hedging contracts. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date.

As of December 31, 2006 and 2005, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2006, the Company entered into bank deposits in Chilean Peso together with a US dollarChilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a gain of US$ 0.5 million and is recorded in earnings under both Chilean and US GAAP.

Other information on derivative instruments

By using derivative financial instruments to hedge exposures to changes in exchange rates, interest rates, and jet fuel prices, the Company exposes itself to credit risk and market risk.

Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, does not assume repayment risk. The Company minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. The Company also maintains a policy of requiring that derivative contracts be governed by an ISDA Master Agreement. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates, currency exchange rates, or jet fuel prices. The Company manages the market risk associated with interest rate, jet fuel price, and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

LAN AIRLINES S.A. AND SUBSIDIARIES

g) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2006, 2005 and 2004 and the unrealized gain on available for sale securities has been included in 2006.

h) Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on current evaluation, the Company does not expect the adoption of this interpretation to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 had no impact on the Company´s financial condition or results of operations.

LAN AIRLINES S.A. AND SUBSIDIARIES

Lan Airlines S.A.
Nombre: Lan Airlines S.A., R.U.T. 89.862.200 -2

Constitución: Se constituye como sociedad de responsabilidad limitada, por escritura pública de fecha 30 de diciembre de 1983, otorgada en la Notaría de Eduardo Avello Arellano, habiéndose inscrito un extracto de ella en el Registro de Comercio de Santiago a fojas 20.341 número 11.248 del año 1983 y publicado en el Diario Oficial del día 31 de diciembre de 1983.

Por escritura pública de fecha 20 de agosto de 1985, otorgada en la Notaría de Miguel Garay Figueroa, la sociedad se transforma en una sociedad anónima, bajo el nombre de Línea Aérea Nacional Chile S.A. (hoy Lan Airlines S.A.), la que por expresa disposición de la Ley N°18.400, tiene la calidad de continuadora legal de la empresa pública del Estado creada en el año 1929 bajo el nombre de Línea Aérea Nacional de Chile, en lo relativo a las concesiones aeronáuticas y de radio comunicaciones, derechos de tráfico y otras concesiones administrativas.

La Junta Extraordinaria de Lan Chile S.A. de 23 de julio de 2004 acordó cambiar el nombre de la compañía a “Lan Airlines S.A.” Un extracto de dicha la escritura a la que se redujo el Acta de dicha Junta fue inscrito en el Registro de Comercio del Conservador de Bienes Raíces a fojas 25.128 número 18.764 correspondiente al año 2004 y se publicó en el Diario Oficial de 21 de agosto de 2004. La fecha efectiva del cambio de nombre fue el 8 de septiembre de 2004.

Lan Airlines S.A. se rige por las normas aplicables a las sociedades anónimas abiertas, encontrándose inscrita para estos efectos bajo el N° 0306, de 22 de enero de 1987, en el Registro de Valores de la Superintendencia de Valores y Seguros.

Nota: Los Estados financieros de las filiales se presentan en este informe en forma resumida, los antecedentes completos se encuentran a disposición del público en nuestras oficinas y en la Superintendencia de Valores y Seguros.

Lan Cargo S.A. y Filiales

Constitución : Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de mayo de 1970, otorgada en la Notaría de Sergio Rodríguez Garcés, constitución que se materializó con el aporte de los activos y pasivos de la sociedad Línea Aérea del Cobre Limitada (Ladeco Limitada), constituida con fecha 3 de Septiembre de 1958 en la Notaría de Jaime García Palazuelos. La sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 20 de Noviembre de 1998, y cuyo extracto fue inscrito a fojas 30.091 número 24.117 del Registro de Comercio de Santiago y publicado en Diario Oficial de fecha 3 de Diciembre de 1998, en virtud de la cual Ladeco S.A. fusionó por incorporación a la filial de Lan Chile S.A. denominada Fast Air Carrier S.A.

Por escritura pública de 22 de octubre de 2001 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Ladeco S.A. de misma fecha, se modificó la razón social a “Lan Chile Cargo S.A.” Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 27.746 número 22.624 correspondiente al año 2001 y se publicó en el Diario Oficial de 5 de Noviembre de 2001. El cambio de nombre tuvo vigencia a contar del 10 de diciembre de 2001.

Por escritura pública de 23 agosto de 2004 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Lan Chile Cargo S.A. de 17 de agosto de 2004, se modificó la razón social a “Lan Cargo S.A.” Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 26.994 número 20.082 correspondiente al año 2004 y se publicó en el Diario Oficial de 30 de agosto de 2004.

Objeto: Realizar y desarrollar por cuenta propia o ajena el transporte en general en cualquiera de sus formas y, en particular, el transporte aéreo de pasajeros, carga y correspondencia, dentro y fuera del país; compra, venta, fabricación y /o integración, mantenimiento, arrendamiento o cualquier otra forma de uso o goce, sea por cuenta propia o de terceros de aviones, repuestos y equipos aeronáuticos, y la explotación de ellos a cualquier titulo. Prestación de servicios y asesorías relacionadas con el transporte en general, y en particular con el transporte aéreo en cualquiera de sus formas, sea de apoyo terrestre, de mantenimiento, de asesoría técnica o de otra especie, dentro o fuera del país, y toda clase de actividades y servicios relacionados con el turismo, hotelería y demás actividades y bienes antes referidos.

Patrimonio:	MUS$ 255.369
Utilidad (perdida):	MUS$ 102.888
Participación:	99,8939%

Directorio
Presidente:	José Cox Donoso
Directores:	Juan José Cueto Plaza
Ramón Eblen Kadis
Ignacio Cueto Plaza
Enrique Cueto Plaza

Sociedades Filiales de Lan Cargo S.A. y Participación

- Laser Cargo S.R.L.	99,99%
- Sociedad de Seguridad Aérea S.A.	90,00%
- Terminal de Exportación Internacional S.A.	99,96%
- Aircraft Internacional Leasing Limited	99,98%
- Ediciones Ladeco América S.A.	99,00%
- Ladeco Cargo S.A. (Ex Ladeco Turismo S.A.)	99,01%
- Southflorida Air Cargo Inc.	100,00%
- Fast Air Almacenes de Carga S.A.	99,90%
- Prime Airport Services Inc.	100,00%
- Lan Cargo Overseas Limited (Ex-Ladeco Overseas S.L.) and Subsidiaries	99,98%
- Transporte Aéreo S.A.	99,99%
- Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo S.R.L. Unión	100,00%
Transitoria de Empresas
- LanLogistics, Corp. (Ex- Lan Express, Inc.) and Subsidiaries	100,00%
- Lan Courier S.A. y filial	99,99%

LAN CARGO S.A. Y FILIALES
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado	MUS$	MUS$
(en miles de dólares)
Activos	823.665	629.140
Pasivos	568.296	470.719
Patrimonio	255.369	158.421
Pasivos y patrimonio	823.665	629.140

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados	MUS$	MUS$
(en miles de dólares)
Ingreso de Explotación	841.769	564.144
Resultado Operacional	106.760	29.102
Resultado no Operacional	15.101	(3.454)
Impuesto a la Renta	(18.763)	(5.756)
Amortización mayor valor de inversiones	5	9
Interés minoritario	(215)	(99)
Utilidad (Pérdida) del Ejercicio	102.888	19.802

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo	MUS$	MUS$
(en miles de dólares)
Flujo neto originado por actividades de la	74.924	15.792
operación
Flujo neto originado por actividades de	159.296	168.203
financiamiento
Flujo neto originado por actividades de inversión	(234.256)	(186.943)
Efecto de la inflación sobre el efectivo y efectivo	(9)	2
equivalente
Variación neta del efectivo y efectivo equivalente	(45)	(2.946)

Lan Perú S.A.

Constitución : Sociedad anónima constituida en el Perú el 14 de Febrero de 1997.

Objeto: Prestación de servicios de transporte aéreo de pasajeros, carga y correo, a nivel nacional e internacional, de conformidad con la legislación de aeronáutica civil.

Patrimonio:	MUS$ 6.465
Utilidad (perdida):	MUS$ 2.288
Participación:	70,00%

Directorio
Presidente:	Emilio Rodríguez Larraín Salinas
Directores:	Enrique Cueto Plaza
Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Jorge Harten Costa
Alejandro García Vargas
Luis Enrique Gálvez de la Puente

LAN PERU S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	66.151	52.624
Pasivos	59.686	48.447
Patrimonio	6.465	4.177
Pasivos y patrimonio	66.151	52.624

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	362.245	276.777
Resultado Operacional	3.849	(5.900)
Resultado No Operacional	149	9.738
Impuesto a la Renta	(1.710)	(1.927)
Utilidad (Pérdida) del Ejercicio	2.288	1.911

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	6.899	22.247
Flujo neto originado por actividades de financiamiento	-	-
Flujo neto originado por actividades de inversión	(1.363)	(1.377)
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	5.536	20.870

Inversiones Lan S.A. y Filiales

Constitución : Constituida como sociedad anónima cerrada por escritura pública de fecha 23 de enero de 1990, otorgada en la Notaría de Humberto Quezada M., inscrita en el Registro de Comercio de Santiago a fjs. 3.462 N°1.833 del año 1990, y publicada en el Diario Oficial del día 2 de febrero de 1990.

Objeto: Realizar inversiones en toda clase de bienes, sean éstos muebles o inmuebles, corporales o incorporales. Además, la Sociedad podrá formar otros tipos de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas y liquidarlas..

Patrimonio:	MUS$ 3.085
Utilidad (perdida):	MUS$ (3.828)
Participación:	99,71%

Directorio
Presidente:	Enrique Cueto Plaza
Directores:	Ignacio Cueto Plaza
Luis Ernesto Videla Berguecio
Alejandro de la Fuente Goic
Marco Jofré Marín

Sociedades Chilenas Filiales de Inversiones LAN S.A. y
Participación:

- Transport Aviation Leasing Limited	100,00%
- Hawk Aviation Management Ltd	100,00%
- Falcon Aviation Management Ltd	100,00%
- Aviation Administration Services Ltd	100,00%
- Cargo Aircraft Leasing Limited	100,00%
- Passenger Aircraft Leasing Limited	100,00%
- Andes Airport Services S.A.	98,00%

INVERSIONES LAN S.A. Y FILIALES
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	9.400	21.615
Pasivos	6.315	14.702
Patrimonio	3.085	6.913
Pasivos y patrimonio	9.400	21.615

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	15.214	23.828
Resultado Operacional	517	(1.113)
Resultado no Operacional	(5.156)	18
Impuesto a la Renta	814	133
Interés minoritario	(3)	(1)
Utilidad (Pérdida) del Ejercicio	(3.828)	(963)

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	(23)	96
Flujo neto originado por actividades de financiamiento	(4)	-
Flujo neto originado por actividades de inversión	-	(100)
Efecto de la inflación sobre el efectivo y efectivo	-	(2)
equivalente
Variación neta del efectivo y efectivo equivalente	(27)	(6)

Sistemas de Distribución Amadeus Chile S.A.

Constitución : Se constituyó como una sociedad de responsabilidad limitada bajo el nombre de “Sistemas de Distribución y Reservas System One Chile Limitada”, por escritura pública de fecha 28 de Enero de 1991, otorgada en la Notaría Aliro Veloso Muñoz. Posteriormente, por escritura pública de fecha 31 de mayo de 1996 otorgada en la Notaría de Gonzalo De la Cuadra Fabres, la sociedad se transformó en sociedad anónima cerrada denominada “Sistemas de Distribución Amadeus Chile S.A.”, inscribiéndose un extracto de ella a fjs. 16.138 N° 12.532 del Registro de Comercio de Santiago y publicada en el Diario Oficial de fecha 5 de Julio de 1996.

Objeto: Contratar, administrar, implementar y comercializar sistemas computacionales y, en especial, sistemas de reserva, ya sea por cuenta propia o de terceros.

Patrimonio:	MUS$ 1.826
Utilidad (perdida):	MUS$ 265
Participación:	100,00%

Directorio
Presidente:	Pedro Margozinni M.
Directores:	Bruno Francia Wims
Raquel Galarza Ossa

Directores Suplentes:	Andrés del Valle Eitel
David Jhom Brett
Marco Jofré Marín

SISTEMAS DE DISTRIBUCION AMADEUS CHILE S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	2.722	2.479
Pasivos	896	918
Patrimonio	1.826	1.561
Pasivos y patrimonio	2.722	2.479

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	3.267	2.730
Resultado Operacional	252	84
Resultado no Operacional	11	15
Impuesto a la Renta	2	(22)
Utilidad (Pérdida) del Ejercicio	265	77

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	25	196
Flujo neto originado por actividades de financiamiento	-	(117)
Flujo neto originado por actividades de inversión	(19)	(88)
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	22
Variación neta del efectivo y efectivo equivalente	6	13

Inmobiliaria Aeronáutica S.A.

Constitución : Constituida como sociedad anónima cerrada por escritura pública de fecha 01 de agosto de 1995. otorgada en la Notaría de Gonzalo de la Cuadra Fabres e inscrita en el Registro de Comercio de Santiago a fjs. 21.690 bajo el N° 17.549 del año 1995 y publicado en el Diario Oficial el día 14 de septiembre de 1995.

Objeto: Realizar adquisiciones y enajenaciones de bienes raíces y de derechos sobre ellos; el desarrollo, planificación, enajenación y construcción de inmuebles y proyectos inmobiliarios; el arrendamiento, administración y cualquier otra forma de explotación de bienes raíces, ya sea por cuenta propia o de terceros.

Patrimonio:	MUS$ 7.838
Utilidad (perdida):	MUS$ 1.724
Participación:	100,00%

Directorio
Presidente:	Enrique Cueto Plaza
Directores:	Luis Ernesto Videla Berguecio
Alejandro de la Fuente Goic

INMOBILIARIA AERONÁUTICA S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	30.627	32.383
Pasivos	22.789	26.269
Patrimonio	7.838	6.114
Pasivos y patrimonio	30.627	32.383

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	3.789	3.486
Resultado Operacional	2.660	2.075
Resultado No Operacional	(597)	(154)
Impuesto a la Renta	(339)	(90)
Utilidad (Pérdida) del Ejercicio	1.724	1.831

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	982	1.798
Flujo neto originado por actividades de financiamiento	(543)	(544)
Flujo neto originado por actividades de inversión	(434)	(1.247)
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	5	7

Comercial Masterhouse S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de Junio de 1987, otorgada en la Notaría de Santiago de don Raúl Undurraga Laso, inscrita en el Registro de Comercio de Santiago a fs. 13.139 N°8495 del año 1987 y publicada en el Diario Oficial del día 2 de Julio de 1987. La sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 24 de Agosto de 1999 otorgada en la Notaría de Santiago de don Eduardo Pinto Peralta inscrita en el Registro de Comercio de Santiago a fjs. 21.042 N°16.759 del año 1999 y publicada en el Diario Oficial del día 8 de Septiembre de 1999.

Objeto: Explotación, administración y representación de empresas o negocios nacionales o extranjeros dedicados a actividades hoteleras, navieras, aéreas y turismo; explotación por cuenta propia o de terceros, arrendamiento automóviles; importación, exportación, producción, comercialización y distribución por cuenta propia o ajena, en mercados nacionales e internacionales cualquiera clase mercaderías, sean materias primas, insumos o productos terminados.

Patrimonio:	MUS$38
Utilidad (perdida):	MUS$(49)
Participación:	100,00%

Directorio
Presidente:	Abel Bouchon Silva
Directores:	Jorge Pinochet Salamanca
Andrés del Valle Eitel

COMERCIAL MASTERHOUSE S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	891	1.008
Pasivos	853	921
Patrimonio	38	87
Pasivos y patrimonio	891	1.008

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	2.856	2.880
Resultado Operacional	(108)	(125)
Resultado No Operacional	(9)	(11)
Impuesto a la Renta	68	(2)
Utilidad (Pérdida) del Ejercicio	(49)	(138)

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	(53)	218
Flujo neto originado por actividades de financiamiento	-	(32)
Flujo neto originado por actividades de inversión	(5)	(116)
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	(58)	70

Lan Pax Group S.A. y Filiales

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 27 de Septiembre de 2001, otorgada en la Notaría de Santiago de don Patricio Zaldivar Mackenna, inscrita en el Registro de Comercio de Santiago a fjs. 25.636 N° 20.794 de 04 de octubre del año 2001 y publicada en el Diario Oficial del día 6 de Octubre de 2001.

Objeto: Realizar inversiones en toda clase de bienes , sean estos muebles o inmuebles, corporales o incorporales. Dentro de su giro, la sociedad podrá formar todo tipo de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas, liquidarlas. En general podrá adquirir y enajenar todo tipo de bienes y explotarlos, sea por cuenta propia o ajena, así como realizar todo tipo de actos y celebrar toda clase de contratos que sean conducentes a sus finalidades.

Patrimonio:	MUS$ (22.001)
Utilidad (perdida):	MUS$ (14.847)
Participación:	100,00%

Directorio
Presidente:	Ignacio Cueto Plaza
Directores:	Alejandro de la Fuente Goic
Luis Ernesto Videla Berguecio

Sociedades Filiales de LAN Pax Group S.A. y Participación

Inversora Cordillera S.A. y filiales	80,00%
Siventas S..A.	95,00%
Atlantic Aviation Investment LLC	99,00%
Perdiz Leasing LLC	99,00%

LAN PAX GROUP S.A. Y FILIALES
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	134.163	26.067
Pasivos	156.164	33.221
Patrimonio	(22.001)	(7.154)
Pasivos y patrimonio	134.163	26.067

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	83.075	21.336
Resultado Operacional	(18.596)	(14.342)
Resultado No Operacional	(7.286)	(618)
Impuesto a la Renta	9.065	4.938
Interés minoritario	1.970	2.443
Utilidad (Pérdida) del Ejercicio	(14.847)	(7.579)

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	(3.330)	(7.908)
Flujo neto originado por actividades de financiamiento	88.878	21.552
Flujo neto originado por actividades de inversión	(82.733)	(8.531)
Efecto de la inflación sobre el efectivo y efectivo equivalente	(36)	1
Variación neta del efectivo y efectivo equivalente	2.779	5.114

Línea Aérea Nacional Chile S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 27 de Septiembre de 2001, otorgada en la Notaría de Santiago de don Patricio Zaldivar Mackenna, inscrita en el Registro de Comercio de Santiago a fjs. 25.668 N° 20.829 de 04 de octubre del año 2001 y publicada en el Diario Oficial del día 6 de Octubre de 2001.

Objeto: Comercio del transporte aéreo en cualquiera de sus formas, sea de pasajeros, correo y /o carga, y todo cuanto tenga relación directa o indirecta con dicha actividad, dentro y fuera del país, por cuenta propia o ajena; prestación de servicios relacionados con arrendamiento, mantenimiento y reparación de aeronaves, propias o de terceros; comercio y desarrollo de actividades relacionadas con viajes turismo y hotelería; desarrollo y explotación de toda otra actividad derivada del objeto social.

Patrimonio:	MUS$ 1
Utilidad (perdida):	MUS$ (2)
Participación:	100,00%

Directorio
Presidente:	Ignacio Cueto Plaza
Directores:	Alejandro de la Fuente Goic
Luis Ernesto Videla Berguecio

LINEA AEREA NACIONAL CHILE S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	3	5
Pasivos	2	2
Patrimonio	1	3
Pasivos y patrimonio	3	5

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	-	-
Resultado Operacional	(3)	(2)
Resultado No Operacional	1	-
Impuesto a la Renta	-	-
Utilidad (Pérdida) del Ejercicio	(2)	(2)

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	-	-
Flujo neto originado por actividades de financiamiento	-	-
Flujo neto originado por actividades de inversión	-	-
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	-	-

Lan Card S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 26 de Septiembre de 2001, otorgada en la Notaría de Santiago de don Patricio Zaldivar Mackenna, inscrita en el Registro de Comercio de Santiago a fjs. 26.400 N° 21.462 de 12 de octubre del año 2001 y publicada en el Diario Oficial del día 17 de Octubre de 2001.

Objeto: La emisión, operación y administración directamente por sí o a través de sociedades de las cuales forme parte, o en las cuales tenga interés, de tarjetas de crédito cualquiera sea su naturaleza; la organización, puesta en marcha, desarrollo, administración y explotación, directamente por sí o a través de sociedades de las cuales forme parte, o en las que tenga interés, de sistemas de prestación de todas clases de servicios, destinados a los consumidores, comercio y sectores productivos en general; la organización, puesta en marcha, desarrollo, administración y explotación, por sí o a través de las sociedades de las cuales forme parte o en las que tenga interés, de todo tipo de otorgamiento de créditos y de financiamientos para la adquisición de toda clase de bienes y servicios, por cuenta propia o ajena, quedando comprendido en lo anterior, el otorgamiento directo o indirecto de créditos; el comercio y desarrollo de actividades relacionadas con viajes, turismo y hotelería; la inversión en todo tipo de sociedades o entidades, de cualquier especie.

Patrimonio:	MUS$ 528
Utilidad (perdida):	MUS$ 339
Participación:	100,00%

Directorio
Presidente:	Luis Ernesto Videla Berguecio
Directores:	Alejandro de la Fuente Goic
Andrés del Valle Eitel

LAN CARD S.A.
(Sociedad anónima cerrada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	5.617	4.562
Pasivos	5.089	4.373
Patrimonio	528	189
Pasivos y patrimonio	5.617	4.562

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	1.583	1.118
Resultado Operacional	426	140
Resultado No Operacional	(1)	6
Impuesto a la Renta	(86)	(3)
Utilidad (Pérdida) del Ejercicio	339	143

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	22	3
Flujo neto originado por actividades de financiamiento	-	-
Flujo neto originado por actividades de inversión	-	-
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	22	3

Lan Chile Investments Limited y Filiales

Constitución: Constituida como sociedad limitada por escritura pública de fecha 30 de julio de 1999 en Islas Cayman, procediendo a su inscripción en el Registro de Compañías de Islas Cayman, en la misma fecha.

Objeto: Su objeto social es el de realizar inversiones en toda clase de bienes, sean estos muebles o inmuebles, corporales o incorporales.

Patrimonio:	MUS$ (7.684)
Utilidad (perdida):	MUS$ 1.440
Participación:	100,00%

Directorio
Presidente:	Enrique Cueto Plaza
Directores:	Alejandro de la Fuente Goic
Luis Ernesto Videla Berguecio

Sociedades Filiales de LAN Chile Investments Limited y Participación

Aerolane Líneas Aéreas Nacionales del Ecuador S.A. y filiales	45,00%
Puerto Montt Holding S.A. y filiales	100,00%
Inversiones La Burguería S.A. y filial	99,90%

LAN CHILE INVESTMENTS LIMITED Y FILIALES
(Sociedad Limitada)

Al 31 de Diciembre	2006	2005
Balance General Consolidado (en miles de dólares)	MUS$	MUS$

Activos	32.121	21.413
Pasivos	39.805	30.537
Patrimonio	(7.684)	(9.124)
Pasivos y patrimonio	32.121	21.413

Al 31 de Diciembre	2006	2005
Estado Consolidado de Resultados (en miles de dólares)	MUS$	MUS$

Ingreso de Explotación	170.588	113.145
Resultado Operacional	2.263	1.713
Resultado No Operacional	(723)	(364)
Impuesto a la Renta	(368)	(159)
Interés minoritario	268	-
Utilidad (Pérdida) del Ejercicio	1.440	1.190

Al 31 de Diciembre	2006	2005
Estado Consolidado de Flujos de Efectivo (en miles de dólares)	MUS$	MUS$

Flujo neto originado por actividades de la operación	1.320	(2.245)
Flujo neto originado por actividades de financiamiento	(572)	-
Flujo neto originado por actividades de inversión	(757)	(770)
Efecto de la inflación sobre el efectivo y efectivo equivalente	-	-
Variación neta del efectivo y efectivo equivalente	(9)	(3.015)

Lan Airlines S.A.
NAME LAN AIRLINES S.A., TAXPAYER
IDENTIFICATION Nº : 89.862.200 -2

CHARTER AND BYLAWS:

Chartered as a limited liability company by public deed dated December 30, 1983, witnessed and certified in the Notary Offices of Eduardo Avello Arellano, recorded in Folios 20,341 Nº11248 of the Santiago Business Registry of the same year, and announced in the Official Gazette on December 31, 1983.

By public deed dated August 20, 1985, witnessed and certified in the Notary Offices of Miguel Garay Figueroa, the corporation was converted to a joint stock company under the name Línea Aérea Nacional S.A. (today called Lan Airlines S.A.). This latter company is, with respect to aeronautic and radio communication concessions, traffic rights, and other administrative grants and as expressly provided for by Corporation Law Nº : 18,400, the legal successor of the State enterprise formed in 1929 as the Línea Aérea Nacional de Chile.

The Extraordinary Shareholders Meeting held on July 23, 2004 agreed on the change of name of the company to “Lan Airlines S.A.”. An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 25128 number 18764 and was published in the Official Gazette on August 21, 2004. The effective date of the change of name was September 8, 2004.

Lan Airlines S.A. is governed by regulations pertaining to publicly held corporations in Chile. In conformity therewith, the company is listed in the Securities Register of the Superintendency of Securities and Insurance, pursuant to register Nº0306, of January 22, 1987.

Note: The Financial Information presented here has been summarized for presentation purposes. The complete financial statements of these entities are available for the public at LanChile´s corporate headquarters or at the the Superintendency of Securities and Insurance in Chile.

Lan Cargo S.A. and Subsidiaries

Incorporation History: Chartered by public deed dated May 22, 1970, witnessed and certified in the Notary Offices of Sergio Rodríguez Garcés. This entity was formed with the assets and liabilities of the entity Línea Aerea del Cobre Limitada (Ladeco Limitada) which was chartered by public deed dated September 3, 1958, witnessed and certified in the Notary Offices of Jaime García Palazuelos. The Company’s bylaws have since been amended on a number of occasions, the most recent change being effected by public deed dated November 20, 1998, recorded in Folios 30091 Nº24117 of the Santiago Business Registry, and announced in the Official Gazette on December 3, 1998, where Ladeco S.A., merged with, through incorporation of, Fast Air Carrier S.A., another subsidiary of Lan Chile S.A.

The Extraordinary Shareholders Meeting of Ladeco S.A. held on October 22, 2001 agreed on the change of name of the company to “Lan Chile Cargo S.A.” An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 27746 number 22624 and was published in the Official Gazette on November 5, 2001. The change of name was effective from December 10, 2001.

The Extraordinary Shareholders Meeting of Lan Chile Cargo S.A. held on August 17, 2004 agreed on the change of name of the company to “Lan Cargo S.A.” An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 26994 number 20082 and was published in the Official Gazette on August 30, 2004.

Business Purpose : To engage in and conduct on its own account or on behalf of others general transportation activities in any form and, in particular, the carriage of passengers, cargo and mail by air within and beyond Chile; to purchase, sell, manufacture and / or integrate, maintain, lease or exercise the use or possession of aircraft, spare parts, and aeronautic equipment and the operation of the same by way of any title, whether on its won account or on behalf of third parties; to perform services and provide consultation related to transportation in general and to air transport in particular, in any of its forms, whether these activities consist of ground support, maintenance, technical assistance or some other pursuit, within and beyond Chile; and to engage in every class of activity and service related to tourism, the catering trade, and to the other activities, and property mentioned above.

SHAREHOLDER EQUITY:	ThUS$ 255,369
NET INCOME:	ThUS$ 102,888
LAN AIRLINES S.A. INTEREST:	99.8939%

BOARD OF DIRECTORS
CHAIRMAN:	José Cox Donoso
DIRECTORS:	Juan José Cueto Plaza
Ramón Eblen Kadis Ignacio Cueto Plaza Enrique Cueto Plaza

SUBSIDIARIES AND LAN CARGO S.A. SHAREHOLDING THEREIN:

Laser Cargo S.R.L.	99.99%
Sociedad de Seguridad Aérea S.A.	90.00%
Terminal de Exportación Internacional S.A.	99.96%
Aircraft Internacional Leasing Limited	99.98%
Ediciones Ladeco América S.A.	99.00%
Ladeco Cargo S.A. (Ex Ladeco Turismo S.A.)	99.01%
Southflorida Air Cargo Inc.	100.00%
Fast Air Almacenes de Carga S.A.	99.90%
Prime Airport Services Inc.	100.00%
Lan Cargo Overseas Limited (Ex-Ladeco Overseas S.L.) and Subsidiaries	99.98%
Transporte Aéreo S.A.	99.99%
Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo S.R.L.	100.00%
Unión Transitoria de Empresas
LanLogistics, Corp. (Ex- Lan Express, Inc.) and Subsidiaries	100.00%
Lan Courier and subsidiarie	99.99%

LAN CARGO S.A. AND SUBSIDIARES
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	823,665	629,140
Liabilities	568,296	470,719
Shareholder equity	255,369	158,421
Liabilities and shareholder equity	823,665	629,140

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	841,769	564,144
Operating Profit	106,760	29,102
Non-Operating Income (Loss)	15,101	(3,454)
Income Tax	(18,763)	(5,756)
Amortization of Negative Goodwill	5	9
Minority Interests	(215)	(99)
Net Income (Loss)	102,888	19,802

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	74,924	15,792
Net Cash flow from Financing Activities	159,296	168,203
Net Cash flow from Investing Activities	(234,256)	(186,943)
Inflation Effect on Cash and Cash Equivalents	(9)	2
Net Increase (Decrease) in Cash and Cash Equivalents	(45)	(2,946)

Lan Perú S.A.

Incorporation History: Chartered as a closed corporation in Peru on February 14, 1997.

Business Purpose: To engage in and conduct on its own account or on behalf of others general transportation activities in any form and, in particular, the carriage of passengers, cargo and mail by air within and beyond Peru in conformity with all civil aeronautical laws.

SHAREHOLDER EQUITY:	ThUS$ 6,465
NET INCOME:	ThUS$ 2,288
LAN AIRLINES S.A. INTEREST:	70.00%

BOARD OF DIRECTORS
CHAIRMAN:	Emilio Rodríguez Larraín Salinas
DIRECTORS:	Enrique Cueto Plaza
Ignacio Cueto Plaza Alejandro de la Fuente Goic Jorge Harten Costa Alejandro García Vargas Luis Enrique Gálvez de la Puente

LAN PERÚ S.A.
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	66,151	52,624
Liabilities	59,686	48,447
Shareholder equity	6,465	4,177
Liabilities and shareholder equity	66,151	52,624

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	362,245	276,777
Operating Profit	3,849	(5,900)
Non-Operating Income (Loss)	149	9,738
Income Tax	(1,710)	(1,927)
Net Income (Loss)	2,288	1,911

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	6,899	22,247
Net Cash flow from Financing Activities	-	-
Net Cash flow from Investing Activities	(1,363)	(1,377)
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	5,536	20,870

Inversiones Lan S.A. and Subsidiaries

Incorporation History: Chartered by public deed dated January 23, 1990, witnessed and certified in the Notary Offices of Humberto Quezada M., recorded in Folios 3,462 Nº. 1,833 of the Santiago Business Registry of the same year, and announced in the Official Gazette on February 2, 1990.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; and to acquire shareholdings in, administer, reorganize, and liquidate existing companies

SHAREHOLDER EQUITY:	ThUS$ 3,085
NET INCOME:	ThUS$ (3,828)
LAN AIRLINES S.A. INTEREST:	99.71%

BOARD OF DIRECTORS
CHAIRMAN:	Enrique Cueto Plaza
DIRECTORS:	Ignacio Cueto Plaza
Luis Ernesto Videla Berguecio Alejandro de la Fuente Goic Marco Jofré Marín

SUBSIDIARIES AND INVERSIONES LAN S.A.
SHAREHOLDING THEREIN:

Transport Aviation Leasing Limited	100.00%
Hawk Aviation Management Ltd	100.00%
Falcon Aviation Management Ltd	100.00%
Aviation Administration Services Ltd	100.00%
Cargo Aircraft Leasing Limited	100.00%
Passenger Aircraft Leasing Limited	100.00%
Andes Airport Services S.A.	98.00%

INVERSIONES LAN S.A. AND SUBSIDIARIES
(CLOSED CORPORATION

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	9,400	21,615
Liabilities	6,315	14,702
Shareholder equity	3,085	6,913
Liabilities and shareholder equity	9,400	21,615

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	15,214	23,828
Operating Profit	517	(1,113)
Non-Operating Income (Loss)	(5,156)	18
Income Tax	814	133
Minority Interest	(3)	(1)
Net Income (Loss)	(3,828)	(963)

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	(23)	96
Net Cash flow from Financing Activities	(4)	-
Net Cash flow from Investing Activities	-	(100)
Inflation Effect on Cash and Cash Equivalents	-	(2)
Net Increase (Decrease) in Cash and Cash Equivalents	(27)	(6)

Sistemas de Distribución Amadeus Chile S.A.

Incorporation History: Chartered as the limited liability company “Sistemas de Distribución y Reservas System One Chile Limitada” by public deed dated January 28, 1991, witnessed and certified in the Notary Offices of Aliro Veloso Muñoz. The firm was thereafter converted to the closed corporation “Sistemas de Distribución Amadeus Chile S.A.” by public deed date May 31, 1996, witnessed and certified in the Notary Offices of Gonzalo de la Cuadra Fabres, recorded in Folios 16,138 Nº.12,532 of the Santiago Business Registry, and announced in the Official Gazette on July 5, 1996.

Business Purpose: To hire out, administer, implement, and sell computer systems and computerized reservation systems in particular.
SHAREHOLDER EQUITY:	ThUS$ 1,826
NET INCOME:	ThUS$ 265
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Pedro Margozinni M.
DIRECTORS:	Bruno Francia Wims

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	2,722	2,479
Liabilities	896	918
Shareholder equity	1,826	1,561
Liabilities and shareholder equity	2,722	2,479

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	3,267	2,730
Operating Profit	252	84
Non-Operating Income (Loss)	11	15
Income Tax	2	(22)
Net Income (Loss)	265	77

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	25	196
Net Cash flow from Financing Activities	-	(117)
Net Cash flow from Investing Activities	(19)	(88)
Inflation Effect on Cash and Cash Equivalents	-	22
Net Increase (Decrease) in Cash and Cash Equivalents	6	13

Inmobiliaria Aeronáutica S.A.

Incorporation History: Chartered as a closed corporation by public deed dated August 1, 1995, witnessed and certified in the Notary Offices of Gonzalo De la Cuadra Fabres, recorded in Folios 21,690 Nº.17,549 of the Santiago Business Registry of the same year, and announced in the Official Gazette on September 14, 1995.
Business Purpose : To acquire and dispose of real estate and rights therein; to plan, develop, assemble, and sell real estate holdings and projects; and to lease and administer real estate and have the use thereof in any other manner, whether on its own account or on behalf of third parties.

SHAREHOLDER EQUITY:	ThUS$ 7,838
NET INCOME:	ThUS$ 1,724
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Enrique Cueto Plaza
DIRECTORS:	Luis Ernesto Videla Berguecio Alejandro de la Fuente Goic

INMOBILIARIA AERONAUTICA S.A.
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	30,627	32,383
Liabilities	22,789	26,269
Shareholder equity	7,838	6,114
Liabilities and shareholder equity	30,627	32,383

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	3,789	3,486
Operating Profit	2,660	2,075
Non-Operating Income (Loss)	(597)	(154)
Income Tax	(339)	(90)
Net Income (Loss)	1,724	1,831

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	982	1,798
Net Cash flow from Financing Activities	(543)	(544)
Net Cash flow from Investing Activities	(434)	(1,247)
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	5	7

Comercial Masterhouse S.A..

Incorporation History: Chartered by public deed dated June 22, 1987, witnessed and certified in the Santiago Notary Offices of Raul Undurraga Laso, recorded in Folios 13.139 N°8495 of the Santiago Business Registry of the same year and announced in the Official Gazette on July 2, 1987. The Company’s bylaws have since been amended, the most recent change being effected by public deed dated August 24, 1999 witnessed and certified in the Santiago Notary Offices of Eduardo Pinto Peralta, recorded in Folios 21.042 N°16759 of the Santiago Business Registry of the same year and announced in the Official Gazette on September 8, 1999.

Business Purpose : The development, administration and representation of businesses (national or foreign) dedicated to hotel, shipping, air transport or tourism activities; the development on its own behalf or for third parties of car rentals; the importation, exportation, production, commercialization and distribution in domestic and /or international markets on its own behalf or for third parties of any merchandize (be it raw materials, intermediary or finished products.

SHAREHOLDER EQUITY:	ThUS$ 38
NET INCOME:	ThUS$ (49)
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS	Abel Bouchon Silva
CHAIRMAN:	Jorge Pinochet Salamanca
DIRECTORS:	Andrés del Valle Eitel

 COMERCIAL MASTERHOUSE S.A.
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	891	1,008
Liabilities	853	921
Shareholder equity	38	87
Liabilities and shareholder equity	891	1,008

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	2,856	2,880
Operating Profit	(108)	(125)
Non-Operating Income (Loss)	(9)	(11)
Income Tax	68	(2)
Net Income (Loss)	(49)	(138)

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	(53)	218
Net Cash flow from Financing Activities	-	(32)
Net Cash flow from Investing Activities	(5)	(116)
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	(58)	70

Lan Pax Group S.A. and Subsidiaries

Incorporation History: Chartered as a closed corporation by public deed dated September 27, 2001, witnessed and certified in the Notary Offices of Patricio Zaldivar Mackenna, recorded in Folios 25.636 Nº20.794 of the Santiago Business Registry of the same year, and announced in the Official Gazette on October 6, 2001.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; to acquire shareholdings in, administer, reorganize, and liquidate existing companies. In general, this entity could acquire or engage the manufacturing or commercialization of all types of goods and services on its own accord or for third parties; and it could perform any acts or enter into any kind of contract related to its ultimate goals.

SHAREHOLDER EQUITY:	ThUS$(22,001)
NET INCOME:	ThUS$(14,847)
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Ignacio Cueto Plaza
DIRECTORS:	Alejandro de la Fuente Goic

SUBSIDIARIES AND LAN PAX GROUP S.A.
SHAREHOLDING THEREIN:
Inversora Cordillera S.A. and Subsidiaries	80.00%
Siventas S.A.	95.00%
Atlantic Aviation Investment LLC	99.00%
Perdiz Leasing LLC	99.00%

LAN PAX GROUP S.A. AND SUBSIDIARIES
(CLOSED CORPORATION

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	134,163	26,067
Liabilities	156,164	33,221
Shareholder equity	(22,001)	(7,154)
Liabilities and shareholder equity	134,163	26,067

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	83,075	21,336
Operating Profit	(18,596)	(14,342)
Non-Operating Income (Loss)	(7,286)	(618)
Income Tax	9,065	4,938
Minority Interest	1,970	2,443
Net Income (Loss)	(14,847)	(7,579)

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	(3,330)	(7,908)
Net Cash flow from Financing Activities	88,878	21,552
Net Cash flow from Investing Activities	(82,733)	(8,531)
Inflation Effect on Cash and Cash Equivalents	(36)	1
Net Increase (Decrease) in Cash and Cash Equivalents	2,779	5,114

Línea Aérea Nacional Chile S.A.

Incorporation History: Chartered as a closed corporation by public deed dated September 27, 2001, witnessed and certified in the Notary Offices of Patricio Zaldivar Mackenna, recorded in Folios 25.668 Nº20.829 of the Santiago Business Registry of the same year, and announced in the Official Gazette on October 6, 2001.

Business Purpose: To engage in and conduct on its own account or on behalf of others general transportation activities in any direct or indirect form and, in particular, the carriage of passengers, cargo and mail by air within and beyond Chile; to purchase, sell, manufacture and /or integrate, maintain, lease or exercise the use or possession of aircraft, spare parts, and aeronautic equipment and the operation of the same by way of any title, whether on its won account or on behalf of third parties; and to engage in every class of activity and service related to tourism, the catering trade, and to the other activities, and property mentioned above

SHAREHOLDER EQUITY:	ThUS$ 1
NET INCOME:	ThUS$ (2)
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Ignacio Cueto Plaza
DIRECTORS:	Alejandro de la Fuente Goic
Luis Ernesto Videla Berguecio

LINEA AEREA NACIONAL CHILE S.A.
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	3	5
Liabilities	2	2
Shareholder equity	1	3
Liabilities and shareholder equity	3	5

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	-	-
Operating Profit	(3)	(2)
Non-Operating Income (Loss)	1	-
Income Tax	-	-
Net Income (Loss)	(2)	(2)

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	-	-
Net Cash flow from Financing Activities	-	-
Net Cash flow from Investing Activities	-	-
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	-	-

Lan Card S.A.

Incorporation History: Chartered as a closed corporation by public deed dated September 26, 2001, witnessed and certified in the Notary Offices of Patricio Zaldivar Mackenna, recorded in Folios 26.400 Nº21.462 of the Santiago Business Registry of the same year, and announced in the Official Gazette on October 17, 2001.

Business Purpose: The emission, operation and administration directly or on behalf of other entities of which it is a part or in which it maintains a financial stake, of any sort of credit cards regardless of the organization the development, administration or exploitation for or on behalf of entities of which it is a part or in which it maintains a financial stake; the offering of all types of service oriented towards the consumer, business or manufacturing sectors in general; the organization, forming, development, administration and exploitation of credit or financing for acquisitions of all types of goods or services for or on behalf of entities of which it is a part or in which it maintains a financial stake; the engagement in every class of activity and service related to tourism, travel, hotels; and the investment in all types of entities of any type.

SHAREHOLDER EQUITY:	ThUS$ 528
NET INCOME:	ThUS$ 339
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Luis Ernesto Videla Berguecio
DIRECTORS:	Alejandro de la Fuente Goic
Andrés del Valle Eitel

LAN CARD S.A.
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	5,617	4,562
Liabilities	5,089	4,373
Shareholder equity	528	189
Liabilities and shareholder equity	5,617	4,562

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	1,583	1,118
Operating Profit	426	140
Non-Operating Income (Loss)	(1)	6
Income Tax	(86)	(3)
Net Income (Loss)	339	143

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	22	3
Net Cash flow from Financing Activities	-	-
Net Cash flow from Investing Activities	-	-
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	22	3

Lan Chile Investments Limited and Subsidiaries

Incorporation History: Chartered as a closed corporation in Cayman Islands by public deed dated July 30, 1999, in the Cayman Registry of Companies the same year.

Business Purpose : To invest in all manner of property, whether movable or real estate, tangible or intangible.

SHAREHOLDER EQUITY:	ThUS$ (7,684)
NET INCOME:	ThUS$ 1,440
LAN AIRLINES S.A. INTEREST:	100.00%

BOARD OF DIRECTORS
CHAIRMAN:	Enrique Cueto Plaza
DIRECTORS:	Alejandro de la Fuente Goic
Luis Ernesto Videla Berguecio

SUBSIDIARIES AND LAN CHILE INVESTMENTS LIMITED
SHAREHOLDING THEREIN:
Líneas Aéreas Nacionales del Ecuador S.A. and Subsidiaries	45.00%
Puerto Montt Holding and Subsidiaries	100.00%
Inversiones La Burguería S.A. and Subsidiary	99.90%

LAN CHILE INVESTMENTS LIMITED AND SUBSIDIARIES
(CLOSED CORPORATION)

AT DECEMBER 31	2006	2005
CONSOLIDATED BALANCE SHEET (in thousands of Dollars)	ThUS$	ThUS$
Assets	32,121	21,413
Liabilities	39,805	30,537
Shareholder equity	(7,684)	(9,124)
Liabilities and shareholder equity	32,121	21,413

AT DECEMBER 31	2006	2005
INCOME STATEMENT (in thousands of Dollars)	ThUS$	ThUS$
Operating Revenues	170,588	113,145
Operating Profit	2,263	1,713
Non-Operating Income (Loss)	(723)	(364)
Income Tax	(368)	(159)
Minority Interest	268	-
Net Income (Loss)	1,440	1,190

AT DECEMBER 31	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOWS	ThUS$	ThUS$
(in thousands of Dollars)
Net Cash flow from Operating Activities	1,320	(2,245)
Net Cash flow from Financing Activities	(572)	-
Net Cash flow from Investing Activities	(757)	(770)
Inflation Effect on Cash and Cash Equivalents	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	(9)	(3,015)

Gobierno Corporativo

Directorio

Directores	Posición	Profesión	RUT
Jorge Awad Mehech	Presidente	Ingeniero Comercial	4.756.185-K
Darío Calderón González	Director	Abogado	5.078.327-8
José Cox Donoso	Director	Ingeniero Comercial	6.065.868- 4
Juan José Cueto Plaza	Director	Ingeniero Comercial	6.694.240-6
Juan Cueto Sierra	Director	Empresario	3.246.727-K
Ramón Eblen Kadis	Director	Ingeniero Comercial	4.346.062-5
Bernardo Fontaine Talavera	Director	Economista	6.371.763- 0
Andrés Navarro Haeussler	Director	Ingeniero Civil Industrial	5.078.702-8
Sebastián Piñera Echenique	Director	Economista	5.126.663-3

Comité de Directores

El Comité de Directores está compuesto por tres miembros que el Directorio elige por períodos de dos años con derecho a ser reeligidos. Las funciones del Comité de Directores incluyen, entre otras, examinar los informes de los auditores externos y los estados financieros, examinar los sistemas de remuneraciones y planes de compensación a los ejecutivos principales y examinar los antecedentes relativos a operaciones con entidades relacionadas, y verificar la implementación de los procedimientos para la recepción, radicación y trámite de quejas relacionadas con la contabilidad o con los controles contables internos.

El Comité de Directores está integrado por los señores Jorge Awad Mehech, Ramón Eblen Kadis y José Cox Donoso, quien preside el Comité. Durante el año 2006 el Comité de Directores se reunió en trece ocasiones.

Para efectos de su funcionamiento, la Junta Ordinaria de Accionistas estableció un presupuesto anual para este comité, para el ejercicio 2006, de UF 1.200

Remuneraciones del Directorio

El Directorio de la Sociedad percibió durante el ejercicio 2006, por concepto de Dieta, la cantidad de US$ 119.586,17 según el siguiente detalle:

Miembros Directorio	Dieta Directorio (US$)	Dieta Comité de Directores (US$)
Jorge Awad Mehech	22,934.09	8,998.63
Darío Calderón González	8,998.63	0.00
José Cox Donoso	9,007.77	9,007.77
Juan José Cueto Plaza	9,007.77	0.00
Juan Cueto Sierra	7,359.41	0.00
Ramón Eblen Kadis	9,828.90	9,828.90
Bernardo Fontaine Talavera	9,828.90	0.00
Andrés Navarro Haeussler	8,190.23	0.00
Sebastián Piñera Echeñique	6,595.16	0.00
Total	91,750.87	27,835.30
TOTAL	119,586.17

Nota: La suma de las cantidades individuales puede diferir del total producto de aproximaciones

Principales Ejecutivos

Ejecutivos	Posición	Profesión	RUT
Enrique Cueto Plaza	Vicepresidente Ejecutivo LAN	Ingeniero Comercial	6.694.239-2
Ignacio Cueto Plaza	Gerente General LAN	Empresario	7.040.324-2
Armando Valdivieso Montes	Gerente General Pasajeros	Ingeniero Comercial	8.321.934-3
Cristián Ureta Larraín	Gerente General Carga	Ingeniero Civil	9.488.819- 0
Alejandro de la Fuente Goic	Vicepresidente Finanzas Corporativas	Ingeniero Comercial / Ingeniero Agrónomo	6.947.715-1
Marco Jofré Marín	Vicepresidente Técnico	Ingeniero Civil	7.502.352-9
Carlos Prado Cánepa	Vicepresidente Negocios Corporativos	Piloto	5.193.770-8
Emilio del Real Sota	Vicepresident Personas	Psicólogo	9.908.112- 0
Enrique Elsaca Hirmas	Vicepresidente Planificación Estratégica	Ingeniero Comercial	8.732.095-2

El año 2006, la Compañía pagó al conjunto de sus ejecutivos un total de USD 41,5 millones y la Compañía pagó además USD 10,6 millones en incentivos. Por otro lado, en el mismo año, la Compañía pagó a sus ejecutivos un total de USD 1,9 millones por concepto de indemnizaciones.

Evolución Precio Acción & ADR 2006

Estadística Trimestral Acción LAN (Bolsa de Comercio de Santiago)

	N° Acciones Transadas	Precio Promedio (CH$)	Monto Total (CH$)
2004
Primer Trimestre	16,169,037	2,181	35,584,483,460
Segundo Trimestre	27,258,060	2,325	62,817,197,228
Tercer Trimestre	50,662,986	2,665	135,996,629,827
Cuarto Trimestre	40,164,284	3,156	128,104,861,000

2005
Primer Trimestre	20,785,758	3,937	81,535,841,666
Segundo Trimestre	20,817,293	4,172	86,077,156,710
Tercer Trimestre	36,456,318	3,782	132,502,371,222
Cuarto Trimestre	37,907,161	3,632	137,794,150,122

2006
Primer Trimestre	15,137,981	4,083	61,535,699,453
Segundo Trimestre	16,361,971	3,774	61,207,501,057
Tercer Trimestre	49,545,952	3,645	180,429,240,868
Cuarto Trimestre	55,052,056	4,914	273,046,834,223

Estadística Trimestral ADR LAN (Bolsa de Valores Nueva York)

	N° ADRs Transados	Precio Promedio (US$	Monto Total (US$)
2004
Primer Trimestre	3,487,900	18.53	64,096,226
Segundo Trimestre	3,177,200	18.55	58,458,033
Tercer Trimestre	3,704,200	21.32	81,136,720
Cuarto Trimestre	7,464,600	26.76	204,360,986

2005
Primer Trimestre	5,753,900	33.96	194,161,851
Segundo Trimestre	4,187,200	35.86	150,441,522
Tercer Trimestre	7,231,900	34.14	240,539,354
Cuarto Trimestre	7,100,800	34.70	246,516,467

2006
Primer Trimestre	4,177,200	38.83	161,504,413
Segundo Trimestre	4,662,700	35.73	164,123,315
Tercer Trimestre	6,860,400	33.83	232,448,520
Cuarto Trimestre	8,047,800	46.26	375,044,925

Nota: Un ADR representa cinco acciones ordinarias

Corporate Governance

Board of Directors

Director	Position	Profession	National ID Number
Jorge Awad Mehech	Chairman	Commercial Engineer	4.756.185-K
Darío Calderón González	Director	Lawyer	5.078.327-8
José Cox Donoso	Director	Commercial Engineer	6.065.868- 4
Juan José Cueto Plaza	Director	Commercial Engineer	6.694.240-6
Juan Cueto Sierra	Director	Businessman	3.246.727-K
Ramón Eblen Kadis	Director	Commercial Engineer	4.346.062-5
Bernardo Fontaine Talavera	Director	Economist	6.371.763- 0
Andrés Navarro Haeussler	Director	Industrial Engineer	5.078.702-8
Sebastián Piñera Echenique	Director	Economist	5.126.663-3

Directors Committee

The Directors Committee consists of three members independent of the controlling shareholder who are elected every two years and may be reelected. The duties of the committee include, but are not limited to, examining the external auditor’s reports, the balance sheet and other financial statements; examining the compensation of senior executives and managers; reviewing operations with related parties, and overseeing the implementation of complaint procedures related to accounting and internal accounting controls.

The current members of the Directors Committee are Jorge Awad Mehech, Ramon Eblen Kadis and its president, Jose Cox Donoso. In 2006 the Committee met on thirteen occasions.

The Committee’s operating costs are established on a yearly budget by the Annual General Meeting of Shareholders. In 2006, the budget amounted to UF 1,200.

Director’s Remuneration

Total remuneration paid to the company’s Board of Directors in 2006 amounted to US$119,586.17 as detailed in the following table:

Miembros Directorio:	Director’s Fees (US$)	Directors Committee Member’s Fees
		(US$)
Jorge Awad Mehech	22,934.09	8,998.63
Darío Calderón González	8,998.63	0.00
José Cox Donoso	9,007.77	9,007.77
Juan José Cueto Plaza	9,007.77	0.00
Juan Cueto Sierra	7,359.41	0.00
Ramón Eblen Kadis	9,828.90	9,828.90
Bernardo Fontaine Talavera	9,828.90	0.00
Andrés Navarro Haeussler	8,190.23	0.00
Sebastián Piñera Echeñique	6,595.16	0.00
Total	91,750.87	27,835.30
TOTAL	119,586.17

Note: The sums of the items may differ from the total amount due to rounding.

Main Executives

Executives	Position	Profession	National ID Number
Enrique Cueto Plaza	Chief Executive Officer LAN	Commercial Engineer	6.694.239-2
Ignacio Cueto Plaza	President and COO LAN	Businessman	7.040.324-2
Armando Valdivieso Montes	CEO Passengers	Commercial Engineer	8.321.934-3
Cristián Ureta Larraín	CEO Cargo	Civil Engineer	9.488.819- 0
Alejandro de la Fuente Goic	Chief Financial Officer	Commercial Engineer / Agronomist Engineer	6.947.715-1
Marco Jofré Marín	Senior Vice President Operations, Engineering and Maintenance	Civil Engineer	7.502.352-9
Carlos Prado Cánepa	Senior Vice President Corporate Investment	Pilot	5.193.770-8
Emilio del Real Sota	Senior Vice President Human Resources	Psychologist	9.908.112- 0
Enrique Elsaca Hirmas	Senior Vice President Strategic Planning	Commercial Engineer	8.732.095-2

Total remuneration paid to company executives in 2006 was US$41.5 million, plus a further US$10.6 million in incentive payments. Severance compensation during 2006 amounted to US$1.9 million.

Common Share & ADR Price Trend 2006

LAN Shares, Quarterly Statistics (Santiago Stock Exchange)

	Shares Traded	Average Price (CH$)	Total Volume (CH$)
2004
First Quarter	16,169,037	2,181	35,584,483,460
Second Quarter	27,258,060	2,325	62,817,197,228
Third Quarter	50,662,986	2,665	135,996,629,827
Fourth Quarter	40,164,284	3,156	128,104,861,000

2005
First Quarter	20,785,758	3,937	81,535,841,666
Second Quarter	20,817,293	4,172	86,077,156,710
Third Quarter	36,456,318	3,782	132,502,371,222
Fourth Quarter	37,907,161	3,632	137,794,150,122

2006
First Quarter	15,137,981	4,083	61,535,699,453
Second Quarter	16,361,971	3,774	61,207,501,057
Third Quarter	49,545,952	3,645	180,429,240,868
Fourth Quarter	55,052,056	4,914	273,046,834,223

LAN ADRs, Quaterly Statistics (NYSE)

	ADRs Trades	Average Price (US$)	Total Volume (US$)
2004
First Quarter	3,487,900	18.53	64,096,226
Second Quarter	3,177,200	18.55	58,458,033
Third Quarter	3,704,200	21.32	81,136,720
Fourth Quarter	7,464,600	26.76	204,360,986

2005
First Quarter	5,753,900	33.96	194,161,851
Second Quarter	4,187,200	35.86	150,441,522
Third Quarter	7,231,900	34.14	240,539,354
Fourth Quarter	7,100,800	34.70	246,516,467

2006
First Quarter	4,177,200	38.83	161,504,413
Second Quarter	4,662,700	35.73	164,123,315
Third Quarter	6,860,400	33.83	232,448,520
Fourth Quarter	8,047,800	46.26	375,044,925

Note: One ADR represents five common shares

Política Financiera

La política financiera de LAN tiene los siguientes objetivos:

- Preservar y mantener niveles de caja adecuados al nivel de operación.

- Mantener el endeudamiento de mediano y largo plazo en una proporción que sea razonable en función del crecimiento de las operaciones y considerando el objetivo de mantener una clasificación de riesgo “Grado de Inversión”.

- No mantener deuda de corto plazo, salvo para operaciones puntuales.

- Efectuar inversiones apropiadas para maximizar el flujo futuro de caja y permitir operaciones eficientes.

- Efectuar inversiones financieras con los excedentes de caja según la política establecida por el Directorio.

- Responder efectivamente a las condiciones externas sobre las cuales la Compañía no tiene ningún control, y de este modo mantener un flujo de fondos estable, protegiendo a LAN de riesgos de mercado tales como variaciones en los tipos de cambio, en el precio del combustible y en la tasa de interés.

- Mantener un nivel adecuado de líneas de crédito con bancos locales y extranjeros.

- Mantener un adecuado nivel de riesgo de crédito, a través de un control permanente de la distribución de dicho riesgo a nivel de países y negocios.

Liquidez

Durante 2006 LAN mantuvo su política de mantener una liquidez significativa, a fin de resguardarse de potenciales shocks externos. De esta forma, a fin de año la Compañía contaba con US$218 millones en caja y valores de fácil liquidación. Sin desmedro de ello, LAN buscó alternativas para utilizar dichos recursos en la forma más efectiva y es así como durante este año la Compañía continuó financiando internamente la gran mayoría de los pre-delivery payments (los anticipos asociados a la fabricación de los aviones), vinculados a las aeronaves que la Compañía recibirá en el futuro tanto de Boeing como de Airbus. Con el objetivo de mantener una posición de liquidez saludable, LAN consiguió líneas de crédito comprometidas que a diciembre de 2006 alcanzaban US$62 millones.

Inversiones y Financiamiento

La gran mayoría de las inversiones de LAN corresponde a los programas de adquisición de flota, los que en general son financiados mediante la combinación de deuda financiera estructurada de largo plazo y recursos propios.

Programa Boeing 767-300

Entre 2004 y 2005 LAN ordenó 12 aviones Boeing 767-300s para ser entregados entre 2005 y 2008. Este plan contempla la compra de siete Boeing 767-300ER de pasajeros y cinco Boeing 767-300Fs cargueros y permite cierta flexibilidad en torno a los tipos de aviones a ser recibidos. En 2004 LAN estructuró un nuevo crédito sindicado por US$250 millones, a través del cual financió la totalidad de los dos Boeing 767 recibidos en 2005 así como la primera entrega de 2006. Este crédito cuenta con una garantía de Ex-Im Bank por el 85% del valor de la compra y tiene un plazo de 12 años.

Durante 2005 LAN cerró dos nuevos créditos sindicados mediante los cuales financiará los aviones Boeing 767-300ER que recibirá en el período 2006-2008. Ambos créditos contarán con garantías de ExIm Bank, tienen un plazo de 12 años y cuentan con tasas de interés sub-LIBOR. El primer crédito, por US$280 millones, cubre el 85% del valor de las cuatro últimas entregas de 2006. El segundo crédito financiará el 85% de las cinco entregas finales, programadas para 2007 y 2008, en condiciones similares al crédito mencionado anteriormente.

En el mes de Diciembre de 2006, LAN ordenó 3 aviones Boeing 767-300s para ser entregados durante el último trimestre del año 2009. A la fecha, LAN no ha solicitado financiamiento para estas aeronaves. También durante el mes de Diciembre, LAN refinanció ciertos pre-delivery payments asociados a la compra de tres aeronaves con entrega en los años 2007-2008. A la fecha, restan por entregar 3 aviones Boeing 767-300s en 2007, 5 aviones Boeing 767-300s en 2008 y 3 aviones Boeing 767-300s en 2009.

Programas Airbus Familia A320 y Airbus A340

En 1998 y 1999 LAN firmó dos órdenes de compra por un total de 20 aeronaves de la familia Airbus A320 y siete Airbus A340 -300s. Este paquete -que posteriormente fue modificado por 23 aviones A320s y seis A340s-, fue financiado a través de un crédito sindicado por US$ 1.311 millones liderado por Credit Lyonnais y entregado por un grupo de bancos europeos. Este financiamiento fue apoyado por una garantía de las Agencias Europeas de fomento a la Exportación (Export Credit Agencies) por el 85% del valor de cada aeronave, y tiene un perfil de pago de hasta 18 años. Además, este crédito también podía ser utilizado para estructurar otros tipos de financiamiento, como tax leases. Entre 2000 y 2005 LAN utilizó este crédito para apoyar la incorporación a su flota de 14 Airbus A320, 7 Airbus A319 y 4 Airbus A340-300. A diciembre de 2005, a LAN le restaba recibir dos Airbus A319 en 2006, como parte de la orden original, y cinco aviones similares entre 2007 y 2008, cuyas opciones de compra fueron ejercidas durante 2001 y que no estaban incluidos en el crédito original.

Este plan de entrega fue modificado tras la suscripción de una nueva orden de compra por 25 aviones de la familia A320, en octubre de 2005. Fruto de la combinación de ambas órdenes, LAN planea recibir 20 Airbus A318, ocho Airbus A319s y cuatro Airbus A320s entre 2006 y 2008. Con posterioridad a la firma de esta orden, LAN inició las gestiones para financiar las aeronaves a ser recibidas entre 2006 y 2008 a través de un nuevo crédito sindicado. Las negociaciones referidas a este plan de financiamiento fueron finalizadas a principios de 2006. En la actualidad, según el programa de entregas se recibirán un total de 5 A318s y 2 A320s en el 2007 y 15 A318s y 2 A320s en el 2008.

Cobertura de Riesgos Financieros

Los principales riesgos financieros a los que está expuesta una línea aérea corresponden a los de tipo de cambio, tasas de interés y precio del combustible.

En el primer caso, la naturaleza de las operaciones de LAN se traduce en un hedge natural, dado que aproximadamente el 85% de los ingresos y el 76% de los costos están denominados en dólares. Respecto al segundo ítem, LAN ha utilizado swaps y calls de tasa de interés, con el objetivo de reducir su riesgo a tasas flotantes. Es así como a diciembre de 2006 el 95,8% de su exposición vigente se encontraba cubierta y ya se había procedido a fijar las tasas asociadas a los créditos que financiarán las entregas de aeronaves Boeing en los años 2006, 2007 y 2008.

Para reducir su exposición al precio del combustible, la Compañía utiliza varios mecanismos. Estos incluyen, además de sistemas de traspaso de costo al cliente, el uso de instrumentos como swaps, calls y zero-cost collars. Durante 2006 LAN cubrió aproximadamente el 40% de sus necesidades de combustible.

Proveedores, Seguros y Otros

Proveedores

Durante el año 2006, y al igual que en años anteriores, los principales proveedores de LAN correspondieron a los fabricantes de aviones, Airbus y Boeing. Junto con éstos, LAN cuenta con una serie de otros proveedores, fundamentalmente relacionados con accesorios, repuestos y componentes para aviones, tales como: Pratt & Whitney, IAE International Aero Engines AG, General Electric Commercial Aviation Services Limited, (motores); Honneywell (entretenimiento a bordo); SICMA (asientos); Teledine (aviónica); Goodrich (frenos). A esto deben agregarse nuestros proveedores de combustibles, tales como Repsol YPF, Copec, Shell, Terpel, Chevron, Glencore, Exxon, entre otros.

Propiedades y Edificios

LAN explota, tanto en calidad de propietario como de arrendatario o concesionario, diversos inmuebles para el desarrollo de sus actividades en Chile y en el extranjero, sean éstos destinados a actividades administrativas, de ventas, de mantenimiento, entre otras.

Equipos y Maquinarias

Tratándose de una línea aérea, los principales equipos y maquinarias con que cuenta LAN para el desarrollo de su negocio son los aviones que componen su flota, y que son explotados por LAN tanto en calidad de propietario como de arrendatario.

Seguros

LAN, considerando todas aquellas áreas que involucran un riesgo potencial, ha contratado seguros para el 2006 y 2007 que pueden ser clasificados en cuatro principales categorías:

Seguros de Aviación, Casco y Responsabilidades Legales

Este ámbito del seguro, cubre todos los riesgos inherentes a la actividad de la aeronavegación comercial, tales como aeronaves, motores, repuestos y seguros de Responsabilidad Civil hacia terceros: Pasajeros, Carga, Equipajes, Productos, Aeropuertos, etc. Estos seguros son contratados en conjunto por LAN, y son reasegurados en el mercado de Londres. Adicionalmente, durante la última renovación la Compañía llegó a acuerdo con Bristish Airways para negociar términos conjuntos para los Seguros de Casco y Responsabilidades Legales, lo cual contribuye a la obtención de rebajas de primas y mejorías en las condiciones de cobertura.

Con relación a los cambios producidos tras los sucesos del 11 de Septiembre de 2001 en Estados Unidos (respecto a los riesgos de Responsabilidades Legales por Guerra y Terrorismo), LAN ha continuado comprando las coberturas en exceso necesarias para cubrir adecuadamente las exigencias en materia de Seguros, complementando de esta manera las coberturas bases estipuladas en la cláusula AVN52-E. Cabe mencionar que respecto a estas coberturas la Compañía también ha obtenido significativas rebajas en las primas durante los últimos cuatro años.

Seguros Generales

Este grupo de seguros permite cubrir todos aquellos riesgos que puedan afectar el patrimonio de la sociedad, particularmente bienes físicos y financieros, los que se resguardan a través de seguros multirriesgos (que incluye riesgos de incendio, robo, equipos de computación, remesas de valores, cristales y otros basados en coberturas de todo riesgo), junto a coberturas tradicionales de vehículos motorizados, transportes aéreo y marítimo, responsabilidad civil de empresa, etc. Estos seguros, al igual que los anteriores, son contratados en conjunto por LAN y sus compañías asociadas.

Seguros de Vida y Accidentes

Este grupo de seguros cubre todo el personal de la empresa: ejecutivos, funcionarios en general y tripulaciones de vuelo.

Seguros de Postas Internacionales

LAN ha ido incorporando gradualmente bajo una cobertura centralizada, y en la medida que la legislación de cada país lo permite, los seguros generales de las oficinas internacionales de la Compañía, con cobertura de los siguientes riesgos: incendio, robo y equipos electrónicos en general. La particularidad de este seguro es que, bajo una sola póliza, se logra asegurar las oficinas corporativas a lo largo del mundo disminuyendo así la carga administrativa y financiera.

Marcas y Patentes

La Compañía y sus filiales utilizan diversas marcas comerciales, que se encuentran debidamente registradas ante los organismos competentes en los diversos países en los cuales tienen base sus operaciones o constituyen destino de las mismas, con el objeto de distinguir y comercializar sus productos en dichos países.

Factores de Riesgo

Riesgos Vinculados con nuestras Operaciones y la Industria del Transporte Aéreo

Nuestras operaciones se encuentran sujetas a las fluctuaciones en el suministro y costo del combustible de aviación; nuestro desempeño es muy dependiente de las condiciones económicas en los países donde realizamos negocios; cualquier futuro incidente similar al de los ataques terroristas del 11 de septiembre del 2001 en los Estados Unidos, o en otros países, podría tener un severo impacto en la industria del transporte aéreo y afectar adversamente nuestros ingresos; nuestro negocio podría verse afectado adversamente por un período recesivo en la industria del transporte aéreo; una parte significativa de nuestros ingresos por carga proviene de relativamente unos cuantos tipos de productos y pueden ser impactados por sucesos que afecten su producción o comercio; los altos niveles de competencia en la industria del transporte aéreo pueden afectar adversamente nuestras operaciones; nuestro negocio puede verse adversamente afectado por un elevado nivel de endeudamiento y de obligaciones de arrendamiento de aeronaves comparadas con nuestro capital social; cambios futuros en la condición de los permisos y licencias gubernamentales extranjeros y chilenos podrían afectar adversamente nuestro negocio; nuestros planes de expansión regional en América Latina depende de factores regulatorios y comerciales esenciales; los incrementos en costos laborales, que constituyen una parte sustancial de nuestros costos operacionales totales, podrían tener un impacto directo en nuestros resultados.

Riesgos Vinculados con Chile y Otros Países de Mercados Emergentes

Las fluctuaciones del peso chileno y de otras monedas extranjeras con relación al dólar estadounidense. pueden afectar adversamente nuestros ingresos y rentabilidad; los sucesos en países latinoamericanos y otros países de mercados emergentes podrían afectar adversamente a la economía chilena, impactar negativamente nuestro negocio y los resultados de las operaciones, además de originar que el precio en el mercado de nuestras acciones comunes y ADSs se reduzca.

Riesgos Vinculados con nuestras Acciones Comunes y ADSs

Nuestros accionistas controladores pueden tener intereses que difieran de los de otros accionistas; la transacción de nuestros ADSs y acciones comunes en los mercados de valores se encuentra limitada y podría experimentar mayor iliquidez y volatilidad de precio; los titulares de ADSs pueden verse adversamente afectados por las devaluaciones de la moneda y las fluctuaciones en las tasas de cambio de moneda extranjera; los cambios futuros en los controles de inversión extranjera chilena y en los impuestos de retención podrían afectar negativamente a los residentes que no sean chilenos y que inviertan en nuestras acciones; nuestros titulares de ADSs pueden no ser capaces de ejercitar derechos de preferencia en ciertas circunstancias.

Información de Dividendos

Política de Dividendos

En materia de dividendos, la Compañía ha establecido que éstos sean iguales al mínimo exigido por la ley, es decir un 30% de las utilidades de acuerdo a la normativa vigente. Ello no se contrapone con que eventualmente se puedan repartir dividendos sobre dicho mínimo obligatorio atendiendo a las particularidades y circunstancias de hecho que se puedan percibir durante el transcurso del año.

El siguiente cuadro muestra los dividendos por acción pagados durante los últimos tres años.

Dividendos con Cargo a las Utilidades del Año	Fecha de Pago	Tipo	Total Pago de Dividendo (US$)	Número de Acciones	Dividendo por Acción (US$)

2004	8 /30 / 04	Provisorio	39,786,605	318,909,090	0.12476
	12/29 / 04	Provisorio	34,997,084	318,909,090	0.10974
	5/18 / 05	Definitivo	6,992,865	318,909,090	0.02193

2005	9 /2/ 05	Provisorio	36,452,425	318,909,090	0.11430
	3/1/ 06	Provisorio	35,000,000	318,909,090	0.10975
	5/17/ 06	Definitivo	1,849,186	318,909,090	0.00580

2006	8 /24 / 06	Provisorio	48,061,644	318,909,090	0.15071
	1/18 / 07	Provisorio	67,787,211	318,909,090	0.21256

Nota: La utilidad distribuible del ejercicio 2006 para el pago de dividendos correspondió al monto de la utilidad neta del mismo período.

Hechos Esenciales

1. Cambios en la administración de la Compañía: Comunicado con fecha 2 de Enero de 2006, señala que don Ignacio Cueto asumió la Gerencia General de Lan Airlines, Armando Valdivieso la Gerencia General de Pasajeros y Cristián Ureta la Gerencia General de Carga. Se informa, además, la salida de la Compañía de doña Susana Tonda, hasta ese momento Vicepresidenta de Soporte y Tecnología.

2. Reparto de Dividendo Provisorio: Comunicado con fecha 1 de Febrero de 2006, informa que el Directorio de la Compañía acordó en su sesión ordinaria de fecha 31 de Enero de 2006 el reparto de un Dividendo Provisorio por la cantidad de US$0,10975 por acción con cargo a las utilidades del ejercicio 2005.

3. Requerimiento de Información en investigación por antitrust: Comunicado con fecha 14 de Febrero de 2006, informa sobre el requerimiento del gobierno de los Estados Unidos de información en el marco de una investigación por antitrust respecto de una serie de líneas aéreas de carga europeas, norteamericanas y asiáticas.

4. Modificación política de contabilización de costos de mantenimiento de la flota: Comunicado con fecha 17 de Marzo de 2006, el referido cambio se funda en el crecimiento de las operaciones y flota de Lan Airlines, alineando las prácticas de la Compañía con la de los principales operadores internacionales.

5. Citación a Junta Ordinaria de Accionistas para el día 28 de Abril de 2006 : Comunicado con fecha 20 de Marzo de 2006, enumera los puntos a tratar en la referida Junta entre los que se cuenta el reparto de un dividendo definitivo y la elección del Directorio de la Sociedad.

6. Adquisición de tres aeronaves Boeing 767-300 : Comunicado con fecha 29 de Marzo de 2006, señala que las referidas aeronaves serán entregadas los años 2007 y 2008 e implican una inversión aproximada de US$270.000.000. Estas tres aeronaves se suman a las doce informadas con fecha 2 de Agosto de 2005.

7. Nueva composición del Directorio: Comunicado con fecha 28 de Abril de 2006, informa la nueva integración del Directorio, según el acuerdo adoptado al respecto por la Junta Ordinaria de Accionistas celebrada con igual fecha.

8. Reparto de Dividendo Definitivo: Comunicado con fecha 2 de Mayo de 2006, la Junta Ordinaria de Accionistas de fecha 28 de Abril de 2006 acordó el reparto de dicho dividendo por la cantidad de US$0,00578 por acción con cargo a las utilidades del ejercicio 2005.

9. Reparto de Dividendo Provisorio: Comunicado con fecha 25 de Julio de 2006, informa que el Directorio de la Compañía acordó en su sesión ordinaria de fecha 24 de Julio de 2006 el reparto de un Dividendo Provisorio por la cantidad de US$0,15071 por acción con cargo a las utilidades del ejercicio 2006.

10. Reparto de Dividendo Provisorio: Comunicado con fecha 27 de Diciembre de 2006, informa que el Directorio de la Compañía acordó en su sesión ordinaria de fecha 26 de Diciembre de 2006 el reparto de un Dividendo Provisorio por la cantidad de US$0,21256 por acción con cargo a las utilidades del ejercicio 2006.

11. Citación a Junta Extraordinaria de Accionistas para el día 26 de Enero de 2007: Comunicado con fecha 27 de Diciembre de 2006, cita a la referida Junta a fin de que ésta se pronuncie respecto de una proposición del Directorio tendiente a aumentar el capital social, destinando una parte de dicho aumento a planes de compensación en los términos del artículo 24 de la ley 18.046.

12. LAN anuncia financiamiento a VRG Linhas Aereas S.A. : Comunicado con fecha 31 de Enero de 2007, informa que el Directorio de la Compañía acordó poner en conocimiento público el hecho que desde el mes de Septiembre de 2006 LAN, actuando a través de una sociedad filial, ha concurrido a otorgar financiamientos por un monto total de aproximadamente US$17.100.000 a VRG LINHAS AEREAS S.A. (“Nueva Varig”), los cuales son convertibles en acciones de Nueva Varig, a sola opción de LAN.

13. Citación a Junta Ordinaria de Accionistas para el día 5 de Abril de 2007: Comunicado con fecha 6 de Marzo de 2007, enumera los puntos a tratar en la referida Junta entre los que se cuenta el reparto de un dividendo definitivo.

14. Citación a Junta Extraordinaria de Accionistas para el día 5 de Abril de 2007: Comunicado con fecha 6 de Marzo de 2007, cita a la referida Junta a fin de que ésta se pronuncie respecto de una proposición del Directorio tendiente a dejar sin efecto el aumento de capital por 7.500.000 acciones de pago acordado por la Junta Extraordinaria de Accionistas celebrada el día 26 de Enero de 2007, aumentar el capital social mediante la emisión de 22.090.910 acciones de pago, destinando una parte de dicho aumento a planes de compensación en los términos del artículo 24 de la ley 18.046.

Transacciones de Acciones por Personas Relacionadas

Durante el ejercicio 2006, se realizaron las siguientes transacciones por personas relacionadas:

Vendedor	Comprador	Acciones

BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	13,500
Inversiones Los Lagos S.A.	Inversiones L.L. S.A.	11,022,385
Inversiones Santa Blanca II S.A.	Inversiones S.B. S.A.	11,024,921
Leon Délano, Cristián	BCI Corredor de Bolsa S.A.	2,315
Inhen Aravena, Jorge Esteban	Valores Security S.A. Corredores de Bolsa	824
Banchile Corredores de Bolsa S.A.	Leon Délano, Cristián	13,815
Euroamérica Corredores de Bolsa S.A.	Inversiones y Asesorías Fabiola S.A.	25,000
Banchile Corredores de Bolsa S.A.	Inversiones Santa Cecilia S.A.	3,000,000
Leon, Délano, Cristián	BCI Corredor de Bolsa S.A.	11,185
Leon Délano, Cristián	Banchile Corredores de Bolsa S.A.	2,500
BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	9,785
Inversiones Santa Blanca S.A.	Banchile Corredores de Bolsa S.A.	6,519,097
Inversiones L.L. S.A.	Banchile Corredores de Bolsa S.A.	11,022,385
Inversiones S.B. S.A.	Banchile Corredores de Bolsa S.A.	11,024,921
Comercial Los Lagos Limitada	Banchile Corredores de Bolsa S.A.	3,211,646
Banchile Corredores de Bolsa S.A.	Inversiones Andes S.A.	22,288,695
Inversiones Andes S.A.	Banchile Corredores de Bolsa S.A.	1,000,000
BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	3,500

Financial Policy

The objectives of LAN’s financial policy are as follows:

- Maintain cash balances that are adequate for operating levels.

- Maintain medium-term and long-term debt at levels that are in reasonable proportion to growth in operations, and which will preserve the company’s “Investment Grade” credit rating

- Carry no short-term debt except for certain specific operations.

- Make appropriate investments that maximize future cash flows and facilitate efficient operations.

- Invest cash surpluses in financial instruments in accordance with policies established by the Board of Directors

- Respond effectively to external conditions beyond the company’s control in order to maintain stable cash flows and protect LAN from market risks such as exchange rate, fuel price and interest rate fluctuations

- Maintain adequate credit lines with Chilean and foreign banks.

- Maintain an appropriate risk rating through ongoing control of the distribution of risk among countries and businesses.

Liquidity

In 2006 LAN continued its policy of maintaining a significant degree of liquidity to guard against possible external shocks. Thus, at year end the company held US$218 million in cash balances and highly liquid securities. While remaining committed to this policy LAN has nevertheless sought alternatives for making the best use of these resources, and last year continued to internally finance the great majority of predelivery payments on future aircraft acquisitions from Boeing and Airbus. In order to maintain its solid liquidity position LAN obtained committed credit lines totaling US$62 million as of December 2006.

Investment and Financing

The great majority of LAN’s investments are concentrated in its fleet acquisition programs, which are generally financed through a combination of long-term financial debt and the company’s own resources.

Boeing 767 Program

Between 2004 and 2005 LAN ordered twelve Boeing 767-300s for delivery between 2005 and 2008. Although the plan specifies the purchase of seven Boeing 767-300ER passenger planes and five Boeing 767-300F freighters, there is a certain margin of flexibility regarding aircraft types. In 2004 LAN structured a new syndicated loan for US$250 million to finance the entire cost of the two Boeing 767s received in 2005 and the first delivery in 2006. This loan is guaranteed by Ex-Im Bank for 85% of the amount with a term of 12 years.

In 2005 LAN finalized two new syndicated loans to finance the Boeing 767-300ERs slated for delivery between 2006 and 2008. Both loans are backed by Ex-Im Bank guarantees with 12-year terms and belowLIBOR interest rates. The first loan, which is for US$280 million, covers 85% of the last four deliveries in 2006, while the second will finance 85% of the five final deliveries scheduled for 2007 and 2008 under conditions similar to those for the previous one.

In December 2006 LAN ordered three Boeing 767-300s for delivery during the last quarter of 2009, but has yet to solicit financing for the purchase. Also in December LAN refinanced certain pre-delivery payments for three aircraft to be received in 2007-2008. Three Boeing 767-300s remain to be delivered during 2007, with five more of the same model earmarked for arrival in 2008 and a further three in 2009.

Airbus A320 Family and Airbus A340 Programs

In 1998 and 1999 LAN signed purchase orders for a total of twenty aircraft of the Airbus A320 family and seven Airbus A340-300s. This package, later changed to twenty-three A320s and six A340s, was financed through a syndicated loan of US$ 1,311 million from a group of European banks led by Credit Lyonnais. Backed by guarantees from the European Export Credit Agencies for 85% of the value of each plane, the loan has a payment profile of up to eighteen years. It may also be used to structure other types of financing such as tax leases. Between 2000 and 2005 LAN made use of this loan to support the acquisition of fourteen Airbus A320s, seven Airbus A319s and four Airbus A340-300s. Still to come as of December 2005 were two Airbus A319s scheduled for delivery in 2006, plus five more for reception between 2007 and 2008 whose purchase options were exercised in 2001 and which were not included in the original credit arrangement.

This delivery program was modified as a result of a new purchase order for twenty-five planes from the A320 family agreed in October 2005. With the two orders together LAN now expects to receive twenty Airbus A318s, eight Airbus A319s and four Airbus A320s between 2006 and 2008. Negotiations to finance the planes scheduled for reception between 2006 and 2008 via a new syndicated loan were finalized early in 2006. Under the program as it currently stands, a total of five A318s and two A320s will be received in 2007, with fifteen A318s and two A320s to be delivered in 2008.

Hedging of Financial Risk

The main financial risks facing firms in the airline industry are posed by foreign exchange rates, interest rates and the price of fuel.

As regards exchanges rates, the nature of LAN’s operations constitute a natural hedge given that approximately 85% of revenues and 76% of costs are denominated in dollars. In the case of interest rates, LAN has used swaps and calls to reduce floating rate risk. Thus, 95.8% of its current exposure was covered as of December 2006, and the interest rates for the financing of the Boeing aircraft to be delivered in 2006, 2007 and 2008 have already been set.

To reduce exposure to fuel price fluctuations, LAN resorts to various mechanisms including cost passthrough to customers and financial instruments such as swaps, calls and zero-cost collars. In 2006 the company hedged approximately 40% of its fuel needs.

Suppliers, Insurance and Others

Suppliers

In 2006 as in previous years, LAN’ principal suppliers were the aircraft manufacturers Airbus and Boeing. Supplies are also acquired from a number of other firms, mainly dealing in aircraft accessories, parts and components, such as Pratt & Whitney, IAE International Aero Engines AG, General Electric Commercial Aviation Services Limited, (engines); Honeywell (on-board entertainment); SICMA (seats); Teledine (avionics); and Goodrich (brakes). Our suppliers of jet fuel include Repsol YPF, Copec, Shell, Terpel, Chevron, Glencore and Exxon.

Property and buildings

LAN occupies a variety of properties both in Chile and abroad, whether as owner, renter or concession holder, for use in carrying out administrative, sales, maintenance and other activities.

Machinery and equipment

As an airline, the main items of machinery or equipment employed by LAN in the performance of its business activities are the various aircraft that make up its fleet. They are operated by LAN either as their owner or under lease.

Insurance

In consideration of all aspects of its operations that may involve potential risk, LAN has taken out various insurance policies for 2006 and 20067. They may be classified in four main categories as follows:

Aviation, Hull and Liability Insurance

This type of insurance covers all risks inherent in commercial aviation activity, including aircraft, engines, spare parts and third-party liability, the latter including passengers, cargo, baggage, merchandise, airports, etc. These policies are taken jointly by LAN and reinsured in the London market. In addition, during the last renewal process LAN reached and agreement with British Airways to negotiate joint terms for Hull and Liability Insurance, which contributed to lower premiums and improved coverage.

In view of the changes in war and terrorism liability risks since the events of September 11, 2001 in the United States, LAN continues to purchase insurance over and above what is strictly required to provide adequate coverage, thus complementing the basic coverage under the terms of Clause AVN52E. The company has obtained significant premium discounts over the last four years.

General Insurance

This group of policies covers all risks that could affect the company’s assets, particularly those of a physical or financial nature. They consist of multi-risk policies (covering fire, theft, computer equipment, securities in transit, broken windows, and other items included in all-risk insurance) as well as traditional coverage for motor vehicles, air and maritime transport, corporate civil liability, etc. As with the previous category of insurance, these policies are taken out by LAN and its associated companies as a group.

Life and Accident Insurance

This group of insurance policies covers all company employees, including executives, general personnel and airline crews.

Global Offices Insurance

To the extent permitted by the laws of each country concerned, Lan Airlines has been gradually bringing under one centralized policy the general insurance coverage on its international offices for fire, theft and general electronic equipment. The advantage of having a single policy for our corporate offices around the world is that it reduces the administrative and financial load.

Trademarks and Patents

Lan Airlines and its subsidiaries use a number of commercial trademarks that are duly registered with the competent authorities in the various countries served by the companies or where their operations are based, in order to differentiate and market them.

Risk Factors

Risks Related to our Operations and the Airline Industry

Our operations are subject to fluctuations in the supply and cost of jet fuel; our performance is heavily dependent on economic conditions in the countries in which we do business; a future incident similar to the September 11, 2001 terrorist attacks in the United States could have a severe impact on the airline industry and adversely affect our revenue; our business may be adversely affected by a downturn in the airline industry; a significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade; high levels of competition in the airline industry may adversely affect our level of operation; our business may be adversely affected if we are unable to meet our significant future financing requirements; future changes in the status of Chilean and foreign governmental authorizations and licenses could adversely affect our business; our regional expansion plans in Latin America depend on regulatory and commercial essential factors; increases in our labor costs, which constitute a substantial portion of our total operating costs, would directly impact our earnings.

Risks Related to Chile and Other Emerging Market Countries

Fluctuations in the Chilean peso and other foreign currencies relative to the U.S. dollar may adversely affect our revenues and profitability; developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

Risks Related to our Common Shares and ADSs

Our majority shareholders may have interests that differ from those of our other shareholders; trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility; holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations; future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares; our ADS holders may not be able to exercise preemptive rights in certain circumstances.

Dividend Information

Dividend Policy

The Company has determined its dividend policy to be equal to the current legal minimum of 30% of earnings. However, the Company may distribute dividends in addition to this amount after considering conditions at that time.

The following table shows the per-share dividends paid during the last three years.

			Total Dividend	Number of Common	Cash Dividend per
Charge to Net		Dividend	Payment	Shares Entitled to	Common
Income for Year	Payment Date (s)	Type	(US dollars)	Dividend (million)	Share (US dollars)

2004	August 30, 2004	Provisional	39,786,605	318,909,090	0.12476
	December 29, 2004	Provisional	34,997,084	318,909,090	0.10974
	May 18, 2005	Definitive	6,992,865	318,909,090	0.02193

2005	September 2, 2005	Provisional	36,452,425	318,909,090	0.11430
	March 1, 2006	Provisional	35,000,000	318,909,090	0.10975
	May 17, 2006	Definitive	1,849,186	318,909,090	0.00580

2006	August 24, 2006	Provisional	48,061,644	318,909,090	0.15071
	January 18, 2007	Provisional	67,787,211	318,909,090	0.21256

Note: Distributable income for dividend purposes for 2006 was equal to the net income for the period.

Relevant Facts

1. Changes in corporate officers : Reported January 2, 2006. Ignacio Cueto was appointed President and Chief Operating Officer, Armando Valdivieso was appointed Chief Executive Officer, Passengers and Cristian Ureta was appointed Chief Executive Officer, Cargo. Susana Tonda stepped down from the position of Vice President of Support and Technology.

2. Payment of provisional dividend : Reported February 1, 2006. The Board of Directors at its regular meeting of January 31, 2006 agreed to a provisional dividend amounting to US$ 0.10975 per share, to be paid out of net income earned in 2005.

3. Disclosure of Information to Antitrust Investigation: Reported February 14, 2006. Disclosure of information required by the United States government as part of an antitrust investigation of a number of European, American and Asian cargo airlines.

4. Modification of accounting treatment of fleet maintenance costs: Reported March 17, 2006. The change was necessitated by the growth of Lan Airlines’ operations and fleet, and aligns company accounting practices with those of major international carriers.

5. Notice of the Annual General Meeting of Shareholders to be held on April 28, 2006: Reported March 20, 2006. Lists the items of business at the meeting, including the payment of a definitive dividend and the election of company directors.

6. Acquisition of three Boeing 767-300 aircraft: Reported March 29, 2006. The three planes are to be delivered in 2007 and 2008, and represent an investment of approximately US$270,000,000. They are in addition to the acquisition of 12 planes reported August 2, 2005.

7. New members of Board of Directors: Reported April 28, 2006. Reports on the composition of the new Board of Directors as agreed at the Annual General Meeting of Shareholders held on the same date.

8. Payment of definitive dividend : Reported May 2, 2006. The Annual General Meeting of Shareholders held on April 28, 2006 agreed to a definitive dividend amounting to US$ 0.00578 per share, to be paid out of net income earned in 2005.

9. Payment of provisional dividend : Reported July 25, 2006. The Board of Directors at its regular meeting of July 24, 2006 agreed to a provisional dividend amounting to US$ 0.15071 per share, to be paid out of net income earned in 2006.

10. Payment of provisional dividend : Reported December 27, 2006. The Board of Directors at its regular meeting of December 26, 2006 agreed to a provisional dividend amounting to US$ 0.21256 per share, to be paid out of net income earned in 2006.

11. Notice of the Extraordinary General Meeting of Shareholders to be held on January 26, 2007:Reported December 27, 2006. Announcement of a meeting to decide upon the proposal by the Board of Directors to increase the capital stock, part of which would be devoted to stock option plans as provided for in Article 24 of Law 18.046 (Chile Companies Act).

12. LAN announces financing to VRG Linhas Aereas S.A. : Reported January 31, 2007. The Board of Directors at its regular meeting of January 30, 2007 agreed to announce that LAN, through one of its related companies, (“LAN” or “the Company”) has provided a total of approximately US$ 17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”). These loans may be converted into shares of New Varig and if LAN were to exercise its option to convert the loans into stock, the Company would then have a minority stake in New Varig.

13. Notice of the Annual General Meeting of Shareholders to be held on April 5, 2007: Reported March 6, 2007. Lists the items of business at the meeting, including the payment of a definitive dividend.

14. Notice of the Extraordinary General Meeting of Shareholders to be held on April 5, 2007:Reported April 6, 2007. Announcement of a meeting to decide upon the proposal by the Board of Directors to annul the increase in capital by 7,500,000 payable shares, agreed upon by the Extraordinary Meeting of Shareholders that took place on January 26, 2007, increase the capital stock via the issuance of 22,090,910 payable shares, part of which would be devoted to remuneration plans as provided for in Article 24 of Law 18.046 (Chile Companies Act).

Related Party Transactions

Related parties performed the following transactions during 2006

Seller	Buyer	Shares

BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	13,500
Inversiones Los Lagos S.A.	Inversiones L.L. S.A.	11,022,385
Inversiones Santa Blanca II S.A.	Inversiones S.B. S.A.	11,024,921
Leon Délano, Cristián	BCI Corredor de Bolsa S.A.	2,315
Inhen Aravena, Jorge Esteban	Valores Security S.A. Corredores de Bolsa	824
Banchile Corredores de Bolsa S.A.	Leon Délano, Cristián	13,815
Euroamérica Corredores de Bolsa S.A.	Inversiones y Asesorías Fabiola S.A.	25,000
Banchile Corredores de Bolsa S.A.	Inversiones Santa Cecilia S.A.	3,000,000
Leon, Délano, Cristián	BCI Corredor de Bolsa S.A.	11,185
Leon Délano, Cristián	Banchile Corredores de Bolsa S.A.	2,500
BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	9,785
Inversiones Santa Blanca S.A.	Banchile Corredores de Bolsa S.A.	6,519,097
Inversiones L.L. S.A.	Banchile Corredores de Bolsa S.A.	11,022,385
Inversiones S.B. S.A.	Banchile Corredores de Bolsa S.A.	11,024,921
Comercial Los Lagos Limitada	Banchile Corredores de Bolsa S.A.	3,211,646
Banchile Corredores de Bolsa S.A.	Inversiones Andes S.A.	22,288,695
Inversiones Andes S.A.	Banchile Corredores de Bolsa S.A.	1,000,000
BCI Corredor de Bolsa S.A.	Leon Délano, Cristián	3,500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer